Form 20-F
period 2002-12-31
LVMH MOET HENNESSY LOUIS VUITTON
filed 2003-06-30
CIK 824046

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file no: 33-18054

LVMH MOËT HENNESSY LOUIS VUITTON
(Exact name of Registrant as specified in its charter)

The Republic of France
(Jurisdiction of incorporation or organization)

22, avenue Montaigne, 75008 Paris, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, par value € (euros) 0.30 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock: 489,937,410 as of December 31, 2002

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒    Item 18  ☐

i

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
100
ITEM 15. CONTROLS AND PROCEDURES	100
ITEM 16. [RESERVED]	100
PART III	101
ITEM 17. FINANCIAL STATEMENTS	101
ITEM 18. FINANCIAL STATEMENTS	101
ITEM 19. EXHIBITS	101

ii

INTRODUCTION

FORWARD-LOOKING STATEMENTS

     Certain information contained in this Annual Report consists of forward-looking statements, including statements with respect to management’s business strategies, objectives, expansion and growth of operations, and generally all statements including the words “expect(s)”, “will”, “may”, “believe(s)”, “anticipate(s)” and similar expressions. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statement. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. LVMH undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by LVMH which attempt to advise interested parties of the factors which affect LVMH’s business, including the disclosures made under the captions Item 3 – “Key Information – Risk Factors”, Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” in this report, as well as LVMH’s periodic reports on Forms 20-F and 6-K filed with the Securities and Exchange Commission.

FINANCIAL AND CERTAIN OTHER INFORMATION

     LVMH Moët Hennessy Louis Vuitton is a société anonyme, organized under the laws of the Republic of France. As used herein, “LVMH” refers to LVMH Moët Hennessy Louis Vuitton and its subsidiaries, unless the context indicates otherwise. LVMH’s common stock is listed on Euronext Paris. LVMH’s American Depositary Shares (“ADSs”) were quoted on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) until the end of trading on October 18, 2002 and were thereafter voluntarily delisted.

     LVMH publishes its consolidated financial statements in euros1. In this Annual Report references to “euros” or “EUR” are to the single European currency adopted by the eleven member states of the European Monetary Union, “French francs”, “francs” or “FRF” are to the currency of the Republic of France (“France”), and references to “dollar”, “$” or “USD” are to United States (“United States”) currency.

     LVMH is incorporated in France. Its principal executive offices are located at 22, avenue Montaigne, 75008 Paris (telephone 011-33-1-44-13-22-22).

     For the convenience of the reader, this Annual Report contains translations of certain French franc or euro amounts into dollars at specified rates. Unless otherwise stated, such translations have been made at the noon buying rate in New York City for cable transfers in French francs and, since January 1, 1999, in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on the dates specified. Translations among French francs and euros are determined based on the fixed rate of the French franc to the euro of FRF 6.55957 to EUR 1. For a further discussion of exchange rate information see Item 3 – “Key Information – Selected Financial Data – Exchange Rate Information”.

     All the LVMH trademarks and trade names mentioned herein have been registered by LVMH in France and elsewhere, as appropriate.

1 For comparison purposes, euro translations of French franc amounts have been provided for years prior to 1999, the year the euro was adopted by the Company as its functional currency. This translation is determined based on the fixed rate of the French franc to the euro of FRF 6.55957 to EUR 1.00000.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected financial data for each of the last five fiscal years are derived from the consolidated financial statements of LVMH, which have been audited by Ernst & Young Audit, independent auditors.

     The consolidated financial statements of LVMH are prepared in accordance with French accounting principles, as defined by the French law of January 3, 1985 and the French regulation 99.02 enacted by the Comité de Réglementation Comptable, which differ in certain respects from those generally accepted in the United States (“United States GAAP”). A discussion of the principle differences between French accounting principles and United States GAAP as they relate to LVMH and a reconciliation to United States GAAP of LVMH net income and stockholders’ equity as calculated under French accounting principles is set forth in Note 34 of the Notes to the Consolidated Financial Statements. (See Item 17 – “Financial Statements”)

     The data set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information herein.

		EUR (in millions) (except Share and per Share amounts)

		For the year ended December 31

	2002	2001	2000	1999	1998(3)

INCOME STATEMENT DATA:
Net sales	12,693	12,229	11,581	8,547	6,936
Income from operations	2,008	1,560	1,959	1,547	1,184
Income before income taxes	1,317	667	1,692	1,435	1,013

Net income before amortization of
goodwill and unusual items	818	334	846	738	525
Net income	556	10	722	693	267

Net income per share(1)(2):
Basic earnings	1.14	0.02	1.49	1.43	0.55
Diluted earnings	1.14	0.02	1.49	1.43	0.55

BALANCE SHEET DATA:
Total assets	21,417	23,832	23,192	20,734	16,294
Current assets	7,927	9,552	10,192	7,740	5,622
Net assets	8,842	8,701	8,512	7,781	7,180
Current liabilities	6,601	8,026	9,562	8,374	6,033
Long-term debt	4,554	5,402	3,498	3,085	1,425
Stockholders’ equity	7,070	6,901	7,031	6,704	6,316
Common stock	147	147	147	147	136
Number of common shares and
share equivalents(2):
Basic	488,852,554	488,064,659	484,800,930	483,157,146	483,348,424
Diluted	488,852,554	488,072,374	484,886,474	483,445,278	484,000,390

Approximate amounts in accordance
with United States GAAP:
Net sales	12,614	12,152	11,517	8,484	6,880
Income from operations	1,840	(757)	1,492	1,086	687
Net income	808	(1,016)	873	438	259
Net income per share(1)(2):
Basic earnings	1.75	(2.22)	1.90	0.94	0.55
Diluted earnings	1.74	(2.22)	1.90	0.94	0.55
Stockholders’ equity	4,807	4,075	5,981	6,157	5,737

DIVIDENDS PER SHARE(4):
Interim	0.22	0.22	0.22	0.20	0.18
Final	0.58	0.53	0.53	0.48	0.44
Total	0.80	0.75	0.75	0.68	0.62

(1)	Calculated according to the Statement of Financial Accounting Standards No. 128, “Earnings Per Share” which was enacted and implemented in 1997.
(2)	1998 and 1999 figures have been adjusted to reflect the bonus share distribution of June 1999 (one new Share for ten Shares held on that date) and the five-for-one stock split effective as of July 3, 2000.
(3)	For 1998 financial statements and financial data were published and commented in French francs. These amounts have been retroactively restated from French francs into euros using the exchange rate as of January 1, 1999 (EUR 1 = FRF 6.55957). As a result, comparative financial statements reflect the same trends as would have been presented had LVMH continued to present its financial statements in French francs. However, they may not be directly comparable to the financial statements of companies that have been restated in euro from a currency other than the French franc.
(4)	Dividends per Share in U.S. dollars for the five most recent financial years are indicated in Item 8 – “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

Exchange Rate Information

     The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate between the euro and the dollar for 1998, 1999, 2000, 2001, 2002 and 2003 through June 16, 2003 based on the Noon Buying Rate. For comparison purposes, euro translations of French franc amounts have been provided for years prior to 1999, the year in which the euro became the single currency of all members of the European Monetary Union (including France), using the fixed rate of exchange of the French franc to the euro of FRF 6.55957 to EUR 1.00000. No representation is made that euro amounts have been, could have been or could be converted into dollars at the Noon Buying Rate indicated for any given date.

Year Ended December 31,	At End of Period	Average Rate (1)	High	Low

Dollar per euro:
1998	0.8517	0.8991	0.9472	0.8213
1999	0.9930	0.9445	0.9984	0.8466
2000	1.0652	1.0861	1.2092	0.9676
2001	1.1235	1.1224	1.1947	1.0488
2002	0.9537	1.0531	1.1636	0.9537
2003 (through June 16, 2003)	0.8444	0.8504	0.8557	0.8425

Month ended	At end of period	Average rate (1)	High	Low

Dollar per euro:
December 31, 2002	0.9537	0.9810	1.0074	0.9537
January 31, 2003	0.9312	0.9414	0.9652	0.9207
February 28, 2003	0.9277	0.9272	0.9339	0.9195
March 31, 2003	0.9174	0.9261	0.9483	0.9040
April 30, 2003	0.8945	0.9206	0.9415	0.8945
May 31, 2003	0.8499	0.8654	0.8929	0.8434

(1)  The average of the Noon Buying Rates on the last day of each month during the relevant period.

     On June 16, 2003, the Noon Buying Rate was EUR 0.8444 = $1.0000 or EUR 1.0000 = $1.1843.

     A substantial proportion of LVMH’s assets, liabilities, revenues and expenses are denominated in currencies other than euros. Accordingly, fluctuations in the value of these currencies relative to other currencies can have a significant effect on the translation into euros of such other assets, liabilities, revenues, and expenses. For information with respect to the impact of fluctuations in exchange rates on LVMH’s operations, see Item 11 –“Quantitative and Qualitative Disclosures About Market Risk”.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

LVMH brands, expertise and production methods may be counterfeited or copied; LVMH products may be distributed without its permission, in parallel retail networks.

     LVMH is known primarily for its brands, unique expertise and specific production methods for products sold around the world. LVMH’s brands are a key element of its business and, as a result, the legal protection of its trademarks and brands is an absolute necessity for LVMH, especially for the Louis Vuitton brand. Thus, brands, product names and trademarks are always filed or registered to ensure such protection in France, the United States or in any other country. In general, LVMH takes all measures at the international level to ensure that such legal protection is complete.

     LVMH products, especially leather goods, are subject to counterfeiting, especially in Europe and Southeast Asia. In addition, LVMH perfumes and cosmetics may be found in un-controlled retail networks (termed parallel retail networks or “gray markets”) inappropriate for the image or nature of LVMH products.

     Counterfeiting and parallel distribution have an immediate adverse effect on LVMH’s sales and income and may gradually harm the brand image of the products in question. Therefore, LVMH takes every measure to fight against these risks.

     In particular, LVMH has specifically developed an action plan to address the counterfeiting of Louis Vuitton products, through close cooperation with governmental authorities, customs officials and lawyers specializing in these matters in the countries concerned. LVMH is also very active in organizations representing the major names in the luxury goods industry, in order to promote cooperative efforts and a common worldwide message against counterfeiting, all of which are essential in successfully combating the problem.

     In addition, LVMH takes various measures to combat the sale of its products through parallel retail networks or “gray markets” by developing product traceability, prohibiting direct sales to these networks and taking specific actions aimed at better controlling retail channels.

LVMH operates in competitive markets

     LVMH currently operates in markets characterized by an increase in the number of products offered. In this competitive environment, the positioning of LVMH products is linked to the fame of LVMH brands, and to the fact that LVMH products are of high quality and often reflect innovative designs and concepts. LVMH’s positioning in the markets in which it competes is also linked to the design or form of its products, their brand image and reputation.

     Competition in the markets in which LVMH operates is also due to the concentration of retail networks and the appearance of new players. This is true in both the Wines and Spirits and the Perfumes and Cosmetics business groups, which are currently facing pressure on margins, a profusion of new product launches, and the emergence of retail chains. Competition is also present and extremely active in the Fashion and Leather Goods business group, where the development and constant improvement of LVMH products constitute LVMH’s primary strengths.

LVMH activities are subject to various governmental regulations

     In France and the other countries in which LVMH operates, many of its products are subject to specific regulations. These regulations apply to product production and manufacturing conditions as well as to sales, consumer safety, product labeling, and composition.

LVMH annual sales are seasonal in nature

     Nearly all of LVMH’s activities are seasonal in nature, as illustrated by the volume of sales occurring in the last quarter of the year and linked to year end festive events. In 2000 and 2002, approximately 30% of LVMH’s sales occurred in the fourth quarter. This figure was less significant in 2001 because of the negative effects of the September 11th attacks in the United States. These tragic events, however, confirm that unexpected events in the final months of the year may affect LVMH’s business volume and earnings.

LVMH is subject to the risks and uncertainties related to doing business in several countries

     There are various types of risks and uncertainties involved in doing business in several countries, including: currency fluctuations, which can have an impact on operations and customer purchasing power, as well as on operating assets located abroad; or economic changes that are not necessarily simultaneous from one country to another; and, finally, customs regulations or import restrictions imposed by some countries which, under certain conditions, may penalize LVMH. For a more detailed discussion of these risks and the methods used by LVMH to manage them, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” and Item 17 – “Financial Statements” Note 29 of the Notes to the Consolidated Financial Statements.

     In addition, LVMH’s activity is balanced over three geographic and monetary regions: Asia, the euro zone and the United States. This geographic distribution partially offsets the risk of exposure to any one area.

     Severe Acute Respiratory Syndrome (“SARS”) struck the East Asian and South East Asian regions beginning in early 2003. As a result, tourism was severely lower in these regions and somewhat lower in other parts of the world. LVMH’s management expects this decrease in tourism to have an impact primarily on DFS operations. LVMH is taking vigorous cost cutting measures and expects that tourism may improve significantly before the important September-to-December period. However, should the impact of SARS continue for longer than currently forecast by the relevant experts in the international medical community, tourism in certain areas of the world, particularly in the South East Asian and East Asian regions, may be affected, leading to an adverse effect on those of LVMH’s activities linked to tourism.

     LVMH has few operations in countries that limit the repatriation of assets or apply strict foreign exchange controls.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF LVMH

     LVMH Moët Hennessy Louis Vuitton is an international group of companies principally engaged in the production and sale of prestigious luxury goods under world-famous brand names. LVMH came into existence on January 1, 1923 as a société à responsabilité limitée, was transformed into a société anonyme on April 19, 1962 and has existed in its present form since 1987 through the merger of Moët-Hennessy and Louis Vuitton. Headquartered in Paris, LVMH has operations around the world.

     LVMH is a société anonyme established under French law until December 31, 2021, unless previously dissolved or extended in accordance with its memorandum and articles (“statuts”). LVMH is governed by the French Commercial Code. It is registered in the Registre du Commerce et des Sociétés de Paris under reference number 775 670 417 Paris, Code APE: 741J. LVMH’s principal and registered office is at 22, avenue Montaigne, 75008 Paris, France, telephone 011-33-1-44-13-22-22. LVMH’s agent in the United States for purposes of this annual report is LVMH Moët Hennessy Louis Vuitton Inc., located at 19 East 57th Street, New York, New York 10022.

      The following important events have occurred in the development of LVMH’s business since January 1, 2002:

Wines and Spirits

     In July 2002 LVMH acquired a 40% interest in Millenium Import LLC, a company which markets the Belvédère and Chopin vodka brands in the United States and owns a vodka distillery in Poland.

     In May 2002, LVMH completed the sale of the Pommery champagne brand, administrative and production sites, wine cellars, inventories and related distribution agreements to the Vranken Monopole group. This transaction did not include the Pommery vineyards.

     In June 2003, LVMH entered into an agreement with Angostura, a French subsidiary of the CL Financial Group, providing for the sale to them of LVMH’s entire interest in Thomas Hine & Co., an LVMH cognac brand.

Fashion and Leather Goods

     In February 2003, LVMH sold its 36% stake in Michael Kors for 13.9 million U.S. dollars and increased its equity investment in Rossimoda, the Italian producer of women’s shoes for the high end market, from 45% to 97% for the amount of EUR 32.5 million.

     In the first quarter of 2003, LVMH increased its investment in Fendi to 84% by acquiring shares representing 17.2% of that company’s capital for the amount of EUR 190 million. During the course of 2002, LVMH increased its interest in the Fendi group from 51% to 67% and its interest in Thomas Pink from 70% to 100%.

Perfumes and Cosmetics

     In December 2002, LVMH sold its interests in Hard Candy and Urban Decay. In May 2003, LVMH sold its Michael Kors fragrance and beauty products business and related license agreement to Aramis Inc., a subsidiary of Estee Lauder and signed a contract to sell its Marc Jacobs and Kenneth Cole fragrance and beauty products businesses and related license agreements to Coty Inc.

Other Activities

     In accordance with an agreement dated May 2002, LVMH reduced its interest in Phillips from 75% to 27.5%, transferring its controlling interest to the company’s former managers, Daniella Luxembourg and Simon de Pury. In February 2003, LVMH sold its remaining 27.5% investment in Phillips for a symbolic one U.S. dollar. This operation had no additional impact other than the ones already recorded for 2002.

Principal Capital Expenditures

     Since the end of 2002, LVMH has made no significant capital expenditures. Capital expenditures realized during the first quarter of 2003 mainly relate to renewal of the LVMH retail network and the opening of new stores.

     In 2002, LVMH continued to develop its retail network and production facilities, LVMH operating investments represented a cash outlay of EUR 559 million (including acquisitions of intangible assets of EUR 80 million and of tangible assets of EUR 479 million), compared with EUR 984 million in 2001 (including acquisition of intangible assets of EUR 80 million and of tangible assets of EUR 904 million). The 43% decrease from last year reflects the fact that non-recurring real estate acquisitions in 2001 were not renewed, as well as increased selectivity in investments and focus on LVMH key brands, starting with Louis Vuitton. In 2002, LVMH financed its capital expenditures with cash generated from operating activities.

     The Fashion and Leather business group assumes its own retailing on an exclusive basis for Louis Vuitton products and partially for other brands. At the end of 2002, the distribution network of Louis Vuitton included 299 exclusive stores. Over the year, the brand increased its presence in all regions of the world. Seven new stores were opened during the second half, including a “global store” in Kobe (Japan) and an exceptional store on the Omotesando (Tokyo), the largest ever opened by Louis Vuitton in Japan. The company inaugurated its first stores in Israel (Tel Aviv), Russia (Moscow), and the Netherlands (Amsterdam), and continued its expansion in China. At the same time, the continual renovation (expansion and relocation of stores) of the network continued. In 2002, forty stores were renovated notably in France, Italy and Japan.

     Production facilities purchased in 2002 are evenly spread out through all LVMH business groups, excluding the Selective Distribution business group.

     In 2001, LVMH pursued the development of its distribution network and undertook a particular effort to increase the production capacity of Louis Vuitton Malletier. New production facilities were constructed in Ducey and Saint-Florence, France and in Barcelona, Spain. LVMH operating investments resulted in net cash outflow of EUR 984 million. These investments represent primarily the costs for upgrading the production capacities of Louis Vuitton, developing the DFS and Louis Vuitton retail networks, and property investments.

     In 2000, LVMH operating investments constituted outlays of EUR 857 million (including the acquisition of tangible assets of EUR 794 million and intangible assets of EUR 63 million). These investments were made primarily to develop the DFS, Louis Vuitton and Sephora retail networks, and to expand Louis Vuitton’s production facilities.

BUSINESS OVERVIEW

(1) Wines and Spirits

     The activities of LVMH in the Wines and Spirits business group are divided between two groups: the champagne and wines activities and the cognac and spirits activities. LVMH’s strategy is focused on the premium segments of the global wine and spirits market. In 2002, the Wines and Spirits business group posted sales of EUR 2,266 million, or 18% of LVMH’s net sales.

     The following table shows consolidated net sales of the Wines and Spirits business group by geographical area (in EUR millions), as of December 31:

	2002	2001	2000

Country/Area	Percent of Sales	Percent of Sales	Percent of Sales

France	12	11	10
Europe (excluding France)	26	24	24
Americas	38	38	39
Japan	10	12	13
Asia (excluding Japan)	12	11	11
Rest of the world	2	4	3

Total	100%	100%	100%

Total (in EUR millions)	2,266	2,232	2,336

(a)  Champagne and Wines

      In 2002, net sales for champagne and wines were EUR 1,411 million (91% of which were from champagne sales), representing 11% of LVMH’s net sales.

      (i) Champagne and wine brands

     LVMH produces and sells a broad range of high quality champagne. In addition to champagne, LVMH prepares and/or distributes a group of premium sparkling and still wines from other well-known wine regions (Europe, California, Argentina, Brazil, Australia and New Zealand).

     LVMH holds a leading portfolio of champagne brands, which benefit from complementary market positions. Dom Pérignon is a prestigious vintage which has been produced by Moët & Chandon since 1936. Moët & Chandon (founded in 1743), a leading wine grower and exporter of champagne, and Veuve Clicquot Ponsardin (founded in 1772), which ranks second in the industry, are two premium quality internationally-known brands. Mercier (founded in 1858), the number one brand sold in France, Canard-Duchêne (founded in 1868) and Ruinart (the oldest of the champagne houses, founded in 1729) have a development strategy focused primarily on Europe. Krug (founded in 1843 and acquired by LVMH in January 1999) is a world famous brand, specializing exclusively in premium vintages. The Pommery brand, owned by LVMH since January 1991, was sold in 2002. Statements with respect to the competitive position of LVMH champagne brands are based on information (which LVMH believes to be reliable) obtained from the Comité Interprofessionnel des Vins de Champagne (“CIVC”), an official French organization.

     The Chandon brand (created in 1973 in California) includes the Moët Hennessy wines developed in California, Argentina, Australia and Spain by Chandon Estates. LVMH also owns a number of prestigious wines coming from the New World: Cape Mentelle and Cloudy Bay produced in Australia and New Zealand, respectively, Pacific Echo and Newton in California; and MountAdam in Australia which joined LVMH at the end of 2000.

     Château d’Yquem, which joined LVMH in 1999, is the most prestigious of the Sauternes wines. It owes its excellent international reputation to its 110 hectare (approximately 272 acres) vineyard located on exceptional soils and to the great care taken in its preparation throughout the year.

The following table shows total champagne and wines sales volume for the past three years:

	2002	2001	2000

Product	(in millions of bottles)
Champagne	53.6	49.8	53.7
Wine	27.0	25.3	27.4

     (ii) Market share in champagne

     LVMH is the world leader in champagne. Based on information (which LVMH believes to be reliable) obtained from CIVC and on data maintained by LVMH with respect to its sales, in 2002 LVMH was the leading producer and exporter of champagne from the Champagne region, with 18.4 % of total shipments. The second largest producer, Marne et Champagne, represents 34% of the volume of LVMH.

     The principal champagne markets for LVMH (in millions of bottles, which for champagne contain 750 milliliters), the amounts shipped by the industry and LVMH in such markets (in millions of bottles) and LVMH’s percentage market shares thereof are shown in the table below.

		2002			2001			2000

			LVMH			LVMH			LVMH
			Market			Market			Market
Key Champagne Markets	Industry	LVMH	Share	Industry	LVMH	Share	Industry	LVMH	Share

France	174.9	13.0	7.4%	164.4	13.2	8%	149.5	12.0	8%
United States	18.2	11.2	61.2%	13.7	8.5	62%	19.3	11.6	60%
Great Britain	31.7	6.6	20.8%	25.1	5.2	21%	20.4	5.2	25%
Germany	11.4	3.5	30.9%	12.8	4.0	31.5%	14.2	4.1	29%
Italy	8.0	4.3	53.8%	7.0	4.1	58%	8.2	4.9	60%
Source: CIVC

     The following table shows the geographical breakdown of LVMH’s champagne sales for the last three years (as a percentage of LVMH’s total champagne sales, expressed in number of bottles):

Country	2002	2001	2000

France	25	26	22
United States	21	17	21
Great Britain	12	10	10
Germany	7	8	8
Italy	8	8	9
Switzerland	3	4	4
Japan	4	4	3
Rest of the world	20	23	23

Total	100%	100%	100%

     (iii) The champagne production method

     The name Champagne covers a defined area classified A.O.C. (Appellation d’origine contrôlée), which covers the 86,832 acres that can be legally used for production. In 2002, 76,234 acres were under production. Only three varieties of grape are authorized for the production of champagne: chardonnay, pinot noir and pinot meunier. The preparation method used for wines produced outside such region, using the champagne winemaking techniques, is called the “méthode champenoise.”

     In addition to its effervescence, the primary characteristic of champagne is that it is the result of blending wines from different years and/or different varieties and harvests. The best brands are distinguished by their masterful blend and constant quality due to the talent of their wine experts.

     Weather conditions significantly influence the grape harvest from one year to the next. The production of champagne also requires aging in cellars for two years or more for the “premium” vintages, which are the vintages sold at more than 110% of the average sale price. To protect themselves against crop variations, to manage changes in demand and to ensure constant quality over the years, the LVMH champagne houses adjust the quantities available for sale in order to keep reserve wines in stock. Since poor harvests can impact sales for two or three years, or on rare occasions, even more, LVMH maintains, at all times, significant champagne inventories in its cellars. As of December 31, 2002, these inventories represented approximately 216 million bottles, the equivalent of 3.8 years of sales.

     (iv) LVMH supply sources

     LVMH owns 3,690 acres under production, which provide approximately 25% of its annual needs. In addition, LVMH purchases grapes and wines from growers and cooperatives under multi-year agreements.

     Until 1996, the champagne industry published prices for grapes; to these were added specific premiums negotiated individually between the growers and the merchants. After the first four-year agreement signed in 1996, a new industry agreement was signed between the producers and the growers of the Champagne region in the spring of 2000 covering the four harvests from 2000 through 2003 and confirming the desire to limit variations in grape prices. This agreement has not prevented the appearance of specific premiums, although the base price for grapes from the 2002 harvest remained stable at EUR 4.10 as compared to EUR 4.00 for the harvests of 2000 and 2001.

     Approximately ten years ago, growers and producers created a qualitative reserve, allowing them to cope with variations in harvests. The surplus inventories “stockpiled” this way can be sold in poor harvest years. At the end of 2002, these accumulated surplus inventories represented, in total, approximately 50% of a normal harvest. These wines held in reserve provide a certain security for future years.

(b) Cognac and Spirits

     In 2002, the net sales of cognac and spirits were EUR 855 million, or 7% of LVMH’s net sales.

     (i) The LVMH cognac brands

     LVMH holds strong positions in the cognac sector with the Hennessy brand. Hennessy, founded in 1765, has an extensive product line and according to the Bureau National de l’Industrie du Cognac (“BNIC”), ranks first among cognac makers.

     In June 2003, LVMH sold its interest in Hine which specializes in the rarest qualities of cognac.

     LVMH sold 42.4 million bottles of cognac in 2002, 40.1 million in 2001 and 38.0 million in 2000.

     (ii) Cognac market share

     According to statistics of BNIC, LVMH is the world leader in cognac, with 37.7% of non-bulk shipments in 2002, an increase of 0.3 percentage point as compared to 2001. Its position is particularly strong in the United States and Japan.

     The following table shows the principal markets for the cognac industry and LVMH (in millions of bottles):

		2002			2001			2000

			LVMH			LVMH			LVMH
			Market			Market			Market
Key Cognac Markets	Industry	LVMH	Share	Industry	LVMH	Share	Industry	LVMH	Share

United States	44.1	22.5	51.0%	40.1	20.9	52.1%	39.0	20.2	51.8%
Asia
(excluding Japan)	16.4	7.2	44.1%	15.2	6.9	45.1%	17.5	7.4	42.2%
Japan	4.6	2.7	58.8%	5.3	3.3	62.2%	5.8	3.1	53.8%
Germany	4.4	1.2	27.0%	4.5	1.0	22.2%	4.5	1.3	28.1%
France	6.4	0.4	6.3%	5.3	0.4	7.6%	5.5	0.5	9.0%
Source: BNIC

     The following table shows the geographical breakdown of LVMH’s cognac sales for the last three years (as a percentage of LVMH’s total cognac sales, expressed in number of bottles).

Country	2002	2001	2000

United States	53	53	51
Japan	6	7	9
Asia (excluding Japan)	17	17	17
Europe (excluding France)	19	18	18
Rest of the world	4	4	4
France	1	1	1

Total	100%	100%	100%

     (iii) The cognac production method

     The Cognac region is located around the Charente basin in France. The vineyards, which cover nearly 185,250 acres consist almost exclusively of white ugni grapes, which produce a wine resulting in the best brandies. In 2002, 182,286 acres were under production, down 0.7% from 2001.

     The Cognac region is divided into six areas, each having its own particular qualities: Grande Champagne, Petite Champagne, Borderies, Fins Bois, Bons Bois and Bois Ordinaires. Hennessy selects its eaux-de-vie from wines produced in the first four, which are more suitable to the preparation of its cognacs.

     Distillation in the Charente region is unique, taking place in two stages, a first distillation (première chauffe) and a second distillation (seconde chauffe). The eaux-de-vie obtained are aged in oak barrels. An eau-de-vie at full maturity is not yet a good cognac. Cognac results from the gradual blending of eaux-de-vie selected on the basis of vintage, origin and age.

     (iv) LVMH supply sources

     Hennessy owns 440 acres. LVMH’s vineyard remained stable in 2001 and 2002, after 148 acres of vineyards were cleared in 1999 as part of an industry plan implemented in 1998. The objective of the plan was to reduce the production area through premiums offered for clearing and assistance given to the wine growers to encourage them to produce wines other than those used in the preparation of cognac.

     Most of the wines and eaux-de-vie needed by Hennessy for its production are purchased from a network of approximately 2,500 independent producers, with whom Hennessy ensures the maintenance of exceptional wine quality. Purchase prices for wine and eaux-de-vie are established between the company and each producer based on market prices. The price of new wines and eaux-de-vie has remained stable since 2000.

     With sufficient inventories of eaux-de-vie, LVMH copes with price changes by adjusting its purchases from year to year.

     In 2002, Hennessy continued to stabilize its purchase commitments for the year’s harvest, and diversified its relationships with growers in order to anticipate its future expansion in the various cognac markets.

     (c)  Wines and spirits distribution

     LVMH wines and spirits are distributed on the world’s principal markets primarily through a network of international subsidiaries, some of which are joint ventures with the spirits group Diageo. In 2002, 75% of champagne sales and 90% of cognac sales were made through this channel.

     Beginning in 1987, LVMH and Guinness signed agreements leading to the creation of 17 joint ventures for the distribution of their top brands, including MH-UDV in France and Schieffelin & Somerset in the United States. This joint network strengthens the position of the two groups, improves distribution control, enhances customer service, and increases profitability by sharing distribution costs. This distribution network currently covers the Asia-Pacific region, the United States, Mexico, France and Ireland.

     Following the merger of the Guinness and GrandMet groups in December 1997, which led to the birth of the Diageo group, the distribution of a certain number of GrandMet brands, particularly Smirnoff vodka and J&B whisky were included, in the activity of several joint ventures, notably in the United States, Japan and France. Diageo has a 34% interest in Moët Hennessy. LVMH’s interest in Diageo (11% on December 31, 1998, reduced to 6.9% in April 1999, then to 2.9% in June 2000) was sold in 2001.

     Veuve Clicquot products are distributed through this distribution network in France, Germany, Switzerland, Asia and Latin America, through its own subsidiaries in the United Kingdom, Japan, Belgium, and the United States, and through independent distributors in the rest of the world.

     (d)  2002 Highlights

     Despite continued weak economic conditions, the overall performance of the Wines and Spirits business group, with improvement in all key indicators, was in line with the objectives set for 2002. A 7% increase from 2001 in volumes sold confirmed the expected recovery.

     The rebound in champagne consumption continued throughout the year in 2002, particularly in the United States, the United Kingdom and Japan. Sales volumes were up 14% on a constant structural basis (excluding the impact of the sale of the Pommery brand).

     As a result of the rapid implementation of effective action plans, volumes of still and sparkling wines sold in Argentina and Brazil grew 6% despite the economic crisis in these countries.

     Hennessy’s growth continued, as it again consolidated its market share in the premium market segment, supported by a 6% increase in sales volumes. The stagnant economic situation in Japan was offset by the continued dynamic success of Hennessy cognacs in the United States and other Asian countries, particularly China.

     Moët Hennessy and its subsidiaries, forming the Wines and Spirits business group of LVMH, actively continued to strengthen their distribution network, a priority for 2002. In order to generate greater marketing synergies for its products in the United States, Moët Hennessy consolidated the distribution of its brands and those of Diageo within a single distributor in certain key states, such as New York, Florida, Texas and California. The sales team assigned exclusively to this portfolio will accelerate the development of the brands and will ensure a proactive response to the needs of retailers and demand from American consumers. In Germany, Switzerland, Asia and Latin America, the Veuve Clicquot distribution networks were merged with those of Moët & Chandon and Hennessy.

     To enhance its portfolio of premium spirits, Moët Hennessy acquired 40% of Millennium, the producer of the high-end vodkas Belvédère and Chopin. Millennium owns the distribution rights for these brands in the United States, a market where they have recorded very strong growth, and full ownership of these brands in the rest of the world.

      (i) Champagne and wines

     After two difficult years, the champagne markets resumed their growth in 2002. The LVMH champagne houses, leaders in their category, were the first to benefit from this rebound because of the reputation of their brands and the strength of their distribution networks. Sales volumes rose by 14% on a constant structural basis (excluding the impact of the sale of the Pommery brand), from 2001 to 2002.

     The 2002 harvest in the Champagne region was slightly larger than the previous year with a harvest of 4,860 kilograms of “champagne-grade” grapes per acre. Although many French and European wine regions suffered from very turbulent weather conditions, the Champagne region enjoyed sunny conditions very favorable to maturation, a factor that complements efforts to achieve controlled grape production. Thus, the Champenois are expecting a very good vintage. As a precaution, a portion of this harvest was set aside in a qualitative reserve to protect the local industry from later risks. With their extensive vineyards, together with contracts signed with many growers and cooperatives, the 2002 harvests ensured a supply in line with sales for LVMH’s champagne houses.

     LVMH continued its firm pricing policy, a guarantee of present and future quality of its products, the development of its brands, and the value of the wines of the Champagne region.

     In the United States, 2002 was distinguished by the remarkable performance of all LVMH brands, the result of a high rate of consumption and inventories maintained at normal levels. The rebound in this market drove a 33% increase in sales. In the United Kingdom, LVMH brands also benefited from the market’s recovery and ended the year with strong growth. Results for the other major champagne importing countries were mixed. In Japan, LVMH brands continued to grow, while in Germany the market continued to suffer from the slowing economy.

     Moët & Chandon

     Continuing to assert its leadership in champagne, Moët & Chandon reaped the full benefits of the rebound in demand in most of the major consuming countries and strong momentum in the emerging markets. The brand posted double digit growth in sales volumes in 2002. Its inventory position is healthy in all markets, suggesting a strong outlook in 2003.

      A new presentation was adopted for the Impériale line of products and the Millésimes in 2002.

     Two major campaigns sharply increased the brand’s global potential in late 2002: the launching of a press and display advertising campaign in Europe and in the United States, as well as the participation in the Louis Vuitton Cup and America’s Cup.

     Dom Pérignon

     Dom Pérignon’s appeal, its reputation for excellence and its pursuit of perfection generated strong demand, particularly in the United States. The 1995 vintage was enthusiastically received. The OEnothèque wine connoisseur program, which offers exclusive access to the brand via a selection of rare vintages at the peak of perfection, was also highly successful.

     Mercier

     Mercier consolidated its performance and its benchmark status, reporting a profitability exceeding that of its very competitive segment. The brand continued to expand in the traditional restaurant segment through its Les Lieux de Toujours program, which it developed with a selection of partner establishments.

     Ruinart

     The oldest champagne house continued to grow, setting an historical sales record in the French market and strengthening its position in its principal export markets. Ruinart Blanc de Blancs, the new cuvée introduced in 2001, was so successful in 2002 that demand could not be met.

     Veuve Clicquot

     In 2002, Veuve Clicquot posted exceptional growth in sales volumes and net sales, surpassing the 1999 records on the eve of the millennium. This performance was driven by the quality of its products, innovative marketing, special attention paid to customers, and promotional efforts. These assets recognized by attentive consumers, combined with sustained price levels, contribute to Veuve Clicquot’s position as an “accessible luxury brand.” The house increased its communications and promotional investments as compared to previous years: press advertising; new products and special events like the roll-out of Paint-Box, an exclusive concept inspired by the House’s color; the 30th anniversary of the prestigious Businesswoman of the Year Award; and the continued success, particularly in France and Japan, of the Clicquot Ice Box.

     Sales in key markets, the United States, France, the United Kingdom, Italy, and Japan, grew strongly, driven by brisk consumer demand. The launching of the Rosé 1996 vintage in September 2002 enhanced the success of the house’s vintages.

     Canard-Duchêne

     Canard-Duchêne posted a strong performance in 2002, particularly in France, where the brand is well established with a strong brand image, as well as in England and the French Antilles.

     An active promotional campaign was initiated in key markets to meet more intense competition in 2002. These special events were targeted both at the retail market, a preferred channel for Canard-Duchêne, and at the restaurant sector, where the brand is implementing a policy of targeted distribution.

     Krug

     Despite the international economic situation in 2002, Krug posted strong growth, particularly in such high-potential markets as the United States, Japan and Asia. The year 2002 was highlighted by two events that ensured targeted and powerful media coverage for Krug.

     The new advertising campaign “Krug by…” made its first appearance in England, the United States, Japan, and in media selected for their international coverage. The second highlight was the celebration of forty years of great winemaking by Henri Krug, the fifth generation of a great wine family, in London, New York, Paris, Florence, Rome and Tokyo by major designers representing the various crafts partnered with Henri Krug.

     Chandon Estates

     Sales for Chandon Estates were affected by the economic crisis and currency devaluation in Argentina, its largest market. Careful management of the product portfolio and the effective implementation of a restructuring program reduced the impact of these events on earnings, and the year ended with higher sales volumes than 2001.

     Sales of the Terrazas line of still wines on the international market were brisk, as were sales of Chandon California and Chandon Australia, with both domains posting their best year since the beginning of the millennium.

     Finally, 2002 marked the elaboration of a new strategy for sparkling wines and a notable improvement in the performance indicators for all brands.

      New world vintages

      Benefiting from the arrival on the market of a harvest recognized for both size and quality, sales of the Sauvignon Blanc from Cloudy Bay, New Zealand’s famous vineyard, were exceptionally strong, reflecting both its increased global presence and its continuing prestige.

     Cape Mentelle confirmed its status as a great label from Australia’s Margaret River, and was marked by growing success in the United States.

     Newton, a California vineyard and MountAdam, an Australian estate, continued with the consolidation program stabilized when they joined LVMH at the beginning of 2001.

     Château d’Yquem

     In 2002, Château d’Yquem commercially introduced a beautiful 1996 vintage which was an instant success, and a 1997 vintage with great future potential.

     In 2002, after weather conditions made growers fear the worst for their harvest, Château d’Yquem’s grapes were literally saved by a dry eastern wind. The growers’ skill and the great care taken to sort the good grapes at the right time took care of the rest. LVMH expects 2002 to be a good vintage for Yquem.

     (ii) Cognac and spirits

     The distillation of eaux-de-vie from the 2002 harvest rose slightly from that of the 2001 harvest and is very close to current yields from the region (at around 400,000 hectoliters of pure alcohol).

     The region’s inventories of cognac are being drawn down, but still do not structurally match demand. Inventories of aged cognacs are still too high. Hennessy’s inventories are well suited to the “quality mix” of its shipments.

     The vineyards from the Cognac region, with around 185,250 acres under cultivation, are still too large to provide both cognac yields and sufficient revenue per acre for growers. The restructuring of the Charente vineyard is proceeding very slowly, and the French government, the region and the cognac industry will be required to take structural stimulation measures to reduce the area covered by the Cognac region’s vineyards to appropriate levels.

     Hennessy

     In a spirits market that was generally stable in 2002, the premium segment continued to enjoy strong growth. Hennessy gained market share in this segment thanks to the extremely high quality of its products and the fundamental values that distinguish its brand and form the cornerstone of its success.

     With a 6% growth in sales volume, Hennessy consolidated its position as the world’s leader. Against a difficult economic backdrop, increased investments in advertising and promotion, among other factors, contributed to this performance. The top commercial successes were recorded in the United States, Asia and Europe.

     In 2002, Hennessy introduced its new Fine de Cognac, in most European countries, backed by a major advertising campaign in France and Germany late in the year. Elegant and harmonious, this cognac was created by the cellar master from eaux-de-vie from the four finest vintages of the Cognac region to meet the expectations of European consumers. The rapid delivery to distribution channels and the initial success with consumers suggest a promising future for this cognac. This major initiative should prove to be a strong growth driver for LVMH in the future.

     Sales continued to climb in the United States in a difficult economic context, confirming the brand’s strong presence and its appeal to American consumers. While maintaining its leadership in the V.S. segment, Hennessy significantly increased its presence in the V.S.O.P. segment. It also launched new initiatives to reach Hispanic consumers. This momentum was sustained by the introduction of two new advertising campaigns at the end of the year.

     Sales of the Prestige line, Private Reserve, Paradis Extra and Richard Hennessy, continued to expand rapidly in all markets, confirming the success of the turnaround effort initiated in 2001 and reinforcing Hennessy’s position in this profitable market segment.

     The strong sales growth in Asia confirmed Hennessy’s strategic choices. The sharp growth of sales in China strengthened the brand’s position in a key market crucial to its growth in the region. Following China’s entry in the World Trade Organization, sales were particularly high, particularly sales for high quality spirits. Moreover, the 2002 reduction in customs duties had a beneficial effect on Hennessy’s results.

     In Taiwan, sales were up despite a sharp downturn in the market. In other markets like Hong Kong, Malaysia and Singapore, Hennessy maintained its positions. In Japan, in a generally sluggish market, Hennessy continued to dominate the premium segment. Its sales of aged grades have expanded sharply, demonstrating the strength of the brand, which remains an uncontested benchmark among luxury drinks.

     Hennessy’s business in Korea and Indochina continued to grow rapidly. The brand was extremely successful with younger customers, which should ensure future growth.

     Sales continued to climb steadily in Ireland, a traditional bastion for the brand, and the homeland of founder Richard Hennessy.

     The brand is growing in all European markets, with the success of Hennessy Fine de Cognac and sales of superior grades (X.O. and the Prestige line of products).

     In Russia and the Commonwealth of Independent States, Hennessy’s sales rose sharply in 2002 across the product lines.

     Hine

     Throughout 2002, Hine implemented a strategic and production plan designed to streamline its product lines, enhance the brand’s image and reduce overhead and capital employed. The new positioning, enhanced by a new visual identity, brought a renewed freshness to the brand that made it stand out from its competitors at all levels. The new launch in September 2002 was enthusiastically received by distributors, and was considered a success by experts and trade publications.

     In June 2003, LVMH sold its entire interest in Thomas Hine & Co. to Angostura, a French subsidiary of the CL Financial Group, a Caribbean Group active in the production and distribution of various spirits, for a global price of EUR 15 million.

     (2) Fashion and Leather Goods

     Together with Louis Vuitton, the world’s leading luxury brand, the Fashion and Leather Goods business group includes fashion houses Givenchy and Christian Lacroix, as well as Céline, Loewe, Berluti, StefanoBi, Kenzo, Marc Jacobs, Fendi, Pucci, Thomas Pink, and Donna Karan. This exceptional group employs over 15,000 men and women and has 20 workshops and 793 stores worldwide. While maintaining the identity and the strategy of its brands, the business group offers them a powerful infrastructure and shared resources. LVMH has implemented a group of synergies that take various forms: joint use of territorial structures, implementation of “back offices” and shared services, streamlining of production equipment and logistics centers and volume savings on purchases. This organization allows each brand to allocate more resources to its core business: design and marketing strategies to establish and enhance its image.

     The following table shows consolidated net sales for the Fashion and Leather Goods business group by geographical area (EUR millions):

	2002	2001	2000

	Percent	Percent	Percent
Country/Area	of Sales	of Sales	of Sales

France	10	11	11
Europe (excluding France)	16	14	14
Americas	24	19	17
Japan	33	36	37
Asia (excluding Japan)	15	18	19
Rest of the world	2	2	2

Total	100%	100%	100%

Total (in EUR millions)	4,194	3,612	3,202

(a)  The brands of the Fashion and Leather Goods business group

     In the Fashion and Leather Goods business group, LVMH holds a group of brands, primarily French, but also Spanish, Italian, British and American.

     Louis Vuitton Malletier (founded in 1854), the star brand of this business group, first focused its development around the art of traveling, creating trunks, rigid or flexible luggage items and innovative, practical and elegant bags and accessories, before expanding its geographic reach and its expertise into other product areas. For over 150 years, its product line has continuously expanded with new travel or city models and with new materials, shapes and colors. Famous for its originality and the high quality of its creations, Louis Vuitton is today the world leader in luxury goods and, since 1998, has offered its international customer a full range of products: leather goods, ready-to-wear for men and women, shoes and accessories. In 2002, the brand also launched its first watch collection, a new segment in which it intends to establish a lasting presence.

     The principal leather goods lines of Louis Vuitton are:

—	the Monogram line, an historical canvas created in 1896, also available in Monogram vernis, mini, satin, glace leather and mat leather;
—	the Cuir Epi line, offered in seven colors;
—	the Damier line; and
—	the Taïga line for men offered in three colors.

     Loewe, the Spanish company created in 1846 and acquired by LVMH in 1996, originally specialized in high quality leather work. Today it is present in leather goods, ready-to-wear and perfumes.

     Céline, founded in 1945 and owned by LVMH since 1996, is developing a ready-to-wear line, leather goods, shoes, accessories and perfumes.

     Berluti (a bootmaker since 1895) designs and markets very high quality men’s shoes, both custom made and ready-to-wear.

     StefanoBi, an Italian manufacturer of luxury shoes located in Ferrara since 1991, was acquired by Louis Vuitton Malletier in 1996.

     Marc Jacobs, created in New York in 1984, is the brand name of Louis Vuitton’s artistic director. Since 1997, LVMH has owned a majority interest in Marc Jacobs, which is expanding rapidly in fashions for men and women.

     Kenzo has rapidly become successful worldwide since its formation in 1970, having joined LVMH in 1993. Today, the company operates in the areas of ready-to-wear for men and women, fashion accessories, leather goods and home furnishings. Its perfume business is part of the LVMH Perfumes and Cosmetics business group.

     Givenchy, founded in 1952 by Hubert de Givenchy, is a company rooted in a tradition of excellence in haute couture, and is also known for its collections of men and women’s ready-to-wear and its fashion accessories. The Givenchy perfumes are integrated within the LVMH Perfumes and Cosmetics business group.

     Christian Lacroix, created in 1987, is one of the newest French fashion houses. Its haute couture collections are complemented by two lines of ready-to-wear for women and a line of fashion accessories. Its growth is also based on licensing agreements signed with the best designers notably for perfumes, footwear and tableware.

     Thomas Pink (formed in 1984) is a recognized specialist in high-end shirts in England. Since joining LVMH in 1999, the brand has accelerated its international growth.

     Fendi, founded in Rome in 1925, is one of the flagship brands of Italian fashion. In July 2000, LVMH acquired an interest in Fendi together with the Italian company Prada. In December 2001, LVMH bought Prada’s interest, increasing its share in Fendi to 51%. LVMH further increased its share to 84% in February 2003. Particularly famous for its expertise and designs in furs, the brand is present in the ready-to-wear, leather goods and accessories segments.

     Emilio Pucci, an Italian brand founded in 1948, is a symbol of casual fashion in luxury ready-to-wear, a synonym of escape and refined leisure. Emilio Pucci was acquired by LVMH in February 2000.

     Donna Karan was founded in New York in 1984, and LVMH has owned 89% of the company since December 2001. Its ready-to-wear lines, Donna Karan New York, the luxury line, and DKNY, a more casual alternative, meet the needs of a very modern and international lifestyle.

(b)  LVMH Market Share

     In the fashion and leather goods sector, LVMH is the undisputed world leader because of the number of brands managed; net sales; activities ranging from haute couture, ready-to-wear, shoes, leather goods and accessories and; finally, a network of directly owned stores. In Japan, the Louis Vuitton brand alone ranks first in the leather goods market with a market share of 21%, ahead of Gucci with 5%, and Burberrys, Hermès and Prada, which each hold 3% (Source: Yako Institute and Merrill Lynch estimates).

(c) Design

     Whether they belong to the world of haute couture or luxury fashion, LVMH brands have founded their success primarily on the quality, authenticity and originality of their designs, which are renewed with each season and each collection. Thus, a strategic priority is to strengthen the creation teams, ensure the collaboration of the best designers and adapt their talent to the spirit of each brand.

     LVMH believes that one of its essential assets is its ability to attract a large number of internationally recognized designers. Christian Lacroix, who celebrated the 15 year anniversary of the creation of his house in 2002, was named as artistic director of the ready-to-wear and accessory collections of Emilio Pucci in the same year. Marc Jacobs has designed the Louis Vuitton ready-to-wear collections since 1998, supervises the creation of shoes and is successfully recreating the great classics of the brand in leather goods. Michael Kors, the well-known American designer and founder of his own signature brand in 1981, joined Céline in 1997. The young designer Julien MacDonald is now the artistic director for Givenchy’s haute couture, women’s ready-to-wear and accessories. José Enrique Ona Selfa presented his first women’s ready-to-wear collection for Loewe in March 2002. Gilles Rosier for women and Christophe Blondin for men direct design for the Kenzo collections. Donna Karan continues to create the lines of the company that bears her name. Olga Berluti, the heir of the expertise acquired by her predecessors, continues the unique style and quality of Berluti shoes.

(d)  Distribution

     Controlling the distribution of its products is a core strategic goal for LVMH, particularly in the Fashion and Leather Goods business group. This control allows LVMH to keep the distribution profits, and ensures strict control of the brands’ images and the commercial investment that they require. It also gives LVMH closer contacts with its customers so that it can anticipate their expectations.

     In order to meet these objectives, LVMH created the first international network of exclusive boutiques under the banner of its fashion and leather goods brands. This network included 793 stores as of December 31, 2002, up from 765 at the end of 2001 and 566 at the end of 2000: as of December 31, 2002, 299 stores were exclusive Louis Vuitton boutiques.

(e)  Supply Sources and Subcontracting

     In the Fashion and Leather Goods business group, the manufacturing capacities and the use of subcontracting vary significantly, depending on the brand.

     The thirteen manufacturing facilities of Louis Vuitton, ten in France, two in Spain and one in the United States, provide most of the brand’s production. Louis Vuitton uses third parties only to supplement its manufacturing and achieve production flexibility.

     The optimization of the industrial capacities of Louis Vuitton continued in 2002, which achieved a 6% production increase over 2001. Three new workshops began operations during the year, in Ducey (opening of a workshop after the opening of the temporary shop in 2001), in Barbera del Valles, Catalonia (opening of a second workshop), and Condé (placed in operation simultaneously with the closing of the Issoudun I workshop).

     Fendi and Loewe also have leather goods workshops but they cover only a portion of their production needs. Generally, the subcontracting used by the business group is diversified in terms of the number of subcontractors and is located primarily in the country of origin of the brand, France or Italy, with the exception of Donna Karan with most of its subcontractors in Asia.

     Worldwide, the use of subcontractors for the Fashion and Leather Goods business group totaled EUR 354 in 2002, representing 28% of the cost of sales.

     Louis Vuitton Malletier depends on outside suppliers for most of the leather and raw materials used in manufacturing its products. Even though a significant percentage of its raw materials are purchased from a fairly small number of suppliers, Louis Vuitton believes that these supplies could be obtained from other sources. After diversification efforts initiated in 1998 towards Norway and Spain, the portfolio of LVMH suppliers was expanded to Italy in 2000.

     The situation for Fendi is similar, except for some exotic leathers for which suppliers are rare. Finally, for the various companies, the fabric suppliers are often Italian, but without any exclusivity. The designers and style departments of each company enable manufacturing that does not generally depend on patents or exclusive expertise owned by third parties.

(f)  2002 Highlights

     While economic conditions significantly affected the general fashion and leather goods market, Louis Vuitton, LVMH’s star brand and the world leader in luxury goods, again succeeded in growing earnings and operating margin.

     Despite the drop in tourism, particularly in the first half, and the bad economic outlook in certain markets, the other brands, which are more sensitive to the economic context, generally demonstrated their capacity to actively respond and meet the various challenges that they faced. In 2002, Donna Karan and Fendi completed their restructuring. In order to consolidate their newer, high-end strategy, the fashion brands of the LVMH Fashion Group have initiated a new positioning strategy that will offer greater resistance to economic conditions, and will allow them to target investments based on profitability and to take full advantage of the economic recovery when it occurs

     Louis Vuitton

     Taking advantage of very strong demand from its Western and Japanese local customers, Louis Vuitton recorded balanced growth in all geographic regions and again gained market share. Its performance was particularly remarkable in Japan, where sales grew by 15% in yen, and in North America where sales grew by 12% in dollars. During the fourth quarter of 2002, Louis Vuitton achieved global growth of 23% on a constant currency basis. Illustrating the excitement they generated among customers, the new Louis Vuitton products contributed 11% to net sales for the year, without compromising the growth of traditional products that continue to perform.

     The new Tambour line of watches, a major innovation, sold since mid-September 2002, opens up a new promising segment. Available in 60 stores in 2002, with over 6,500 items sold, over 5,000 more watches have been ordered. The Monogram Mat collection, launched in July, met with immediate success. Louis Vuitton also created the full LV Cup line to celebrate the elimination regattas of the America’s Cup, and a collection of Monogram Vernis Fluo bags developed with designer Bob Wilson.

     At the end of 2002, the distribution network of Louis Vuitton included 299 exclusive stores. Over the year, the brand increased its presence in all regions of the world. Seven new stores were opened during the second half, including a “global store” in Kobe (Japan) and an exceptional store on the Omotesando (Tokyo), the largest ever opened by Louis Vuitton in Japan. The company inaugurated its first stores in Israel (Tel Aviv), Russia (Moscow), and the Netherlands (Amsterdam), and continued its expansion in China. At the same time, the continual renovation (expansion and relocation of stores) of the network continued. In 2002, forty stores were renovated notably in France, Italy and Japan.

     To keep up with sales growth, Louis Vuitton further increased its manufacturing capacities, with the opening of a second workshop in Barbera del Valles in Spain, and continued the construction of a second unit in Ducey on the English Channel. These developments in manufacturing were supplemented by the implementation of a program to improve distribution logistics that will optimize the delivery of LVMH’s products worldwide.

     In March 2003, Monogram Multicolore, a collection of bags and leather goods, designed by Marc Jacobs with Japanese artist Takashi Murakami and backed by a strong advertising campaign, appeared in stores with immediate success. Among other new products, Louis Vuitton will also launch a new line of bags in goat leather, a very soft leather highly prized by connoisseurs. Distribution of the Tambour watch will be expanded to 60 additional stores.

     Early this year Louis Vuitton opened its first store in India, in New Delhi, and is planning major new stores in all the regions of the world, specifically in Paris, the United States, China and Korea.

     Loewe

     In 2002, Loewe demonstrated a certain resistance to weak tourist markets and continued its growth in Japan, one of its priority markets. The first collections from new designer Jose Enrique Ona Selfa were well received. Taking advantage of its Spanish roots and its exceptional expertise in working the best leathers, the brand is focusing its growth strategy on leather goods and leather ready-to-wear items.

     Céline

     Céline’s image continues to benefit from the design work of Michael Kors. The brand is intensifying its strategy in leather goods, a very profitable segment where it continues to grow year after year. After the success of its new products in 2002, especially the event lines and the Boogie bag, Céline launched the Poulbot bag and is working on Macadam, a full collection with a very Parisian inspiration.

     Berluti

     Berluti is one of the leading houses in luxury shoes, both custom made and ready-to-wear. Berluti has posted steady growth, which was particularly strong in 2002. The House launched the new Dandy Sauvage line during the year, opened a second boutique in London and a store in Kobe, Japan.

     Kenzo

     In 2002, Kenzo’s activities were affected by the difficulties of the Japanese, American and European markets. The creation of the Kenzo Homme collections is now under the direction of Christophe Blondin. A new store concept was inaugurated in Paris on the Boulevard de la Madeleine. This initiative will be followed in 2003 with a new brand store presenting the Kenzo universe on four floors at Pont Neuf in Paris, a rapidly growing commercial district.

     Givenchy

     The first collections of Julien MacDonald, who continues to update the haute couture and ready-to-wear lines from Givenchy, were well received in 2002. In a difficult economy, the house expanded its activity with European customers, while the slowdown in tourism impacted sales related to “travel retail”.

     Christian Lacroix

     The haute couture collections from Christian Lacroix earned excellent press reviews in 2002. The business of the company grew in line with its objectives. In particular, it successfully continued its expansion in Japan, where it now has over twenty stores.

     Marc Jacobs

     The company named after Marc Jacobs, the designer of the Louis Vuitton collections, posted strong growth on the American market in 2002, driven by the considerable success of the Marc by Marc Jacobs line created in September 2000. In 2002, Marc Jacobs was named designer of the year in New York. The brand also confirmed its dynamic appeal in Japan, and opened a “global store” as a franchise in Tokyo. The development of a retail network in Asia, notably in Hong Kong, has recently been initiated.

     Fendi

     After the successful restructuring of its activities in Italy and the purchase of its retail network in Southeast Asia, Fendi has now established, as a result of these intense capital investments, a solid basis for its future growth.

     The house has initiated a strong strategy that capitalizes on its aura as a Roman brand, its recognized design, its unique style, its emblematic leather products and its unmatched expertise in furs. This strategy included reinforcing the quality of its retail network (84 stores end of 2002) with a very significant renovation program for the next two years. Fendi is also planning to open a free standing store on Tokyo’s Omotesando in 2003.

     Thomas Pink

     This emblematic British company combines innovation and quality, against a backdrop of the traditional values on which its reputation has been built. Specializing primarily in shirts and accessories for men, it has recently begun to expand its activity by designing collections for women, for whom the new “Slim Fit” shirt has been created.

     Pucci

     The appointment of Christian Lacroix as artistic director for Pucci and the presentation of his first collection generated excellent press coverage, as well as the very encouraging commercial success of the strategy to relaunch Pucci’s famous Florentine house, an icon from the 50’s to the 70’s.

     One of Pucci’s priorities is the development of its retail network. In 2002, a flagship store was opened in Paris on the Avenue Montaigne, and the company is planning a new store in Saint Tropez in the spring of 2003.

     Donna Karan

     Since it joined LVMH, Donna Karan has focused on a profound restructuring of its activities, especially in the retail area. Its strategy is now refocused on its core activity, the Donna Karan collections and the DKNY line, a more casual alternative. This groundwork has established a basis for profitable growth, backed by the development of the Donna Karan style: a modern and international life style, symbolized by the city of New York, the birthplace of the label and the source of its inspiration. The presentation of its collection in February 2003 was unanimously well received.

     Donna Karan continues to improve its American retail network, and is preparing itself to enter the Japanese market.

     (3) Perfumes and Cosmetics

     LVMH is historically present in the perfumes and cosmetics sector through the great French houses Christian Dior, Guerlain, Givenchy and Kenzo. To complete this group of internationally established brands, the symbols of timeless luxury, the Perfumes and Cosmetics business group acquired in 1999 several innovative cosmetics companies: three young American companies, Bliss, BeneFit and Fresh, that target younger customers, and the French brand Make Up For Ever, specializing in professional make-up products. In October 2001, LVMH acquired a 50% interest in the Italian company Acqua di Parma.

     The presence of a broad spectrum of brands within the business group generates synergies and represents a significant success opportunity. The volume effect means that advertising space can be purchased at better prices and better locations can be negotiated in department stores. In research and development, the group brands have pooled their resources since 1997 with a joint center in Saint Jean de Braye (France) at the Parfums Christian Dior industrial site. The use of shared services by international subsidiaries increases the effectiveness of support functions for all brands and facilitates the expansion of the newest brands. These economies of scale permit larger investments in design and advertising and promotion, the two key factors for success in the perfumes and cosmetics sector.

     With the exception of the products and services of the Laflachère group, the LVMH brands are sold in selective retailing circuits (as opposed to general retailing and drugstores).

     LVMH ranks third worldwide in the selective perfume segment, behind Shiseido and Estée Lauder, first in Europe, and first in France with a market share of 20% (Source: European Forecast and Société d’Etudes de la Consommation, de la Distribution et de la Publicité (“Sécodip”)).

     The table below sets forth the breakdown of net sales (as a percentage of the net sales of the Perfumes and Cosmetics business group) of perfumes, cosmetics and skin care:

	2002	2001	2000

Perfumes	62	61	61
Make-up	21	22	21
Skin care products	17	17	18

     The following table shows consolidated net sales of the Perfumes and Cosmetics business group by geographical area and including each area’s duty free sales:

	2002	2001	2000

	Percent	Percent	Percent
Country/Area	of Sales	of Sales	of Sales

France	20	20	20
Europe (excluding France)	35	31	30
Americas	25	28	27
Japan	7	7	9
Asia (excluding Japan)	8	8	8
Rest of the world	5	6	6

Total	100%	100%	100%

Total (in EUR millions)	2,336	2,231	2,072

(a)  The brands of the Perfumes and Cosmetics business group

     The company Parfums Christian Dior was born in 1947, the same year as the fashion house, with the introduction of the Miss Dior perfume. While developing its lines of perfumes for men and women and secondary products over the years, Parfums Christian Dior expanded its activity to the cosmetics sector in 1955, and to skincare products in 1973. Today, Dior allocates 4% of its sales in cosmetics to research and development and is on the cutting edge of the industry’s innovations. The brand is the leader in France in the selective market for perfumes and cosmetics and number five worldwide (Source: European Forecast and Sécodip).

     The leading LVMH perfumes for women are: Miss Dior, Poison, Dune, Dolce Vita, J’Adore and Dior Addict. Eau Sauvage, Jules, Eau Sauvage Extrême, Fahrenheit, Dune Jour Homme, and Higher are the best known fragrances for men.

     Dior’s top cosmetics lines are: Capture, Move, Prestige, Snow, Bikini for skincare products, and Dior Addict for make-up.

     Guerlain, founded in 1828 by Pierre François Pascal Guerlain, has created more than 600 perfumes since its inception. The brand has an exceptional image in the perfume universe and many of its creations have enjoyed remarkable longevity. Today it is also known for its make-up and skincare lines. Guerlain has a network of 24 boutiques dedicated exclusively to the sale of its products.

     Jicky, l’Heure Bleue, Mitsouko, Shalimar, Samsara, Aqua Allegoria, and Aroma Allegoria for women and Habit Rouge and Vetiver for men are the ambassadors for the brand. Guerlain’s leading cosmetics lines are Issima for skincare products, and Terracota and Divinora for make-up.

     Parfums Givenchy, founded in 1957, completes its presence in the world of fragrances for men and women (Amarige, Organza, Eau Torride, Pi, Givenchy pour Homme, etc.) with its activity in cosmetics through the Swisscare skincare products and the make-up line Miroir launched in 1999.

     Parfums Kenzo appeared in 1988, and recorded strong growth after the success of Flower by Kenzo, launched in 2000. In 2001, the company began to diversify its activities in the “well-being” segment by launching the Kenzoki line based on plant fluids.

     Bliss is an American spa and cosmetics company based in New York that has posted strong growth since it was formed in 1996. After joining LVMH in 1999, Bliss has developed its presence in England and France.

     BeneFit Cosmetics (created in 1995 in San Francisco and acquired by LVMH in 1999) owes its rapid success to the substantial nature of its beauty and make-up products, coupled with a true sense of pleasure, enhanced by the playful aspect of the product names and packaging. In addition to the sales recorded by its four exclusive boutiques in the San Francisco Bay, the brand is currently distributed in more than one hundred points of sale in the United States, France, and the United Kingdom.

     Fresh (created in 1991 and acquired by LVMH in September 2000) initially built its reputation on creating body care products inspired by ancestral beauty recipes and entirely natural and high quality fragrances, before expanding its format to make-up and hair care products. The company owns five boutiques in the United States.

     Make Up Forever (created in 1989) joined LVMH in November 1999. The brand specializes in professional make-up and its applications for consumers. Its products are distributed in its exclusive boutique in Paris and in various selective retailing circuits in France, the United States, Canada and Japan.

     Urban Decay (formed in 1996) offers lines of make-up and accessories geared toward teenagers and young urban teens. Urban Decay joined LVMH in February 2000 and has an international presence in over twenty countries.

     Hard Candy joined LVMH in May 1999. The Los Angeles-based company, formed in 1995, is designed for young customers to whom it offers a full line of make-up products in bold colors.

     Urban Decay and Hard Candy were sold at the end of 2002.

     Acqua di Parma (founded in 1916 in Palermo, Italy) is a prestigious perfume brand and symbol of Italian style. LVMH acquired 50% of Acqua di Parma in September 2001. The brand specializes in perfumes and aromatherapy, and has diversified its product line range with scents and linens for the home. Now based in Milan, Acqua di Parma relies on an exclusive retailing network, including a brand store in Milan. Following its integration within LVMH, the company is planning a program to open stores in the world’s major capitals.

     The Laflachère group, whose principal asset is the La Brosse et Dupont company, is the French leader in hygiene and beauty products. It was acquired by LVMH at the end of 1998. It has a strong presence in the retail circuits in France and Europe.

(b)  Research in perfumes and cosmetics

     Research plays a major role in the growth strategy of the Perfumes and Cosmetics business group. The brands of this group now enjoy the advantages provided by combining their teams within the LVMH laboratories.

     This combination is the result of successive events. In 1983, an economic interest group (GIE) was formed, which gathered together the researchers of Parfums Christian Dior and Roc (a brand that left LVMH in 1993). In 1997, the teams of Parfums Christian Dior welcomed the GIE researchers to the Saint Jean de Braye site. In 1999, the research and development teams of Parfums Givenchy and Guerlain merged with those of Parfums Christian Dior to form the LVMH laboratories in Saint Jean de Braye. Since 2000, these laboratories have also placed their expertise in the service of the LVMH’s American brands. Over 230 scientists, researchers, doctors, chemists, biologists and pharmacists now work in Saint Jean de Braye on all developments of skincare, make-up and perfume products of Christian Dior, Guerlain and Givenchy. The LVMH laboratories also provide product developments services for Parfums Kenzo and the young American companies, Bliss, BeneFit, Fresh and Hard Candy and Urban Decay (until their sale at the end of 2002), and provide regulatory coordination for all products.

     This combination of expertise and concentration of resources offer many advantages: they allow LVMH to conduct, together with French and foreign partners, particularly European or American universities, major applied research projects that benefit all LVMH brands. The researchers can also work on areas that would have been too costly if they had been focused on a single brand. A larger pool of technical innovations that can fuel all the projects is available to the marketing teams of the business group. Finally, the combination of related services (toxicology, regulations, etc.) means that LVMH can provide all the Perfumes and Cosmetics brands with a well recognized expertise, especially in the area of product safety.

     Overall, research expenses in the Perfumes and Cosmetics business group represent approximately 1.5% of sales, while 61% of those sales revenues is earned by the sale of scented products.

     In 2002, the LVMH research teams continued their work in their key areas of expertise, sensual appeal, pleasure, product safety and performance and their advances in biology, molecular biology and natural substances, particularly research in new plant substances.

     In skincare, the leading research areas are currently anti-aging (prevention and correction), the body, and bleaching products for Asian customers. In make-up, researchers are focusing on the interactions between skin, light and matter, and the new polymers.

     The latest success stories coming from the LVMH laboratories are: in skincare products with Bikini (Dior) for body slimming, Hydra Move (Dior) for hydration, Successlaser (Guerlain) and No Surgetics (Parfums Givenchy) for wrinkle treatment; and in make-up with the Dior Addict line, the Maximeyes mascara and Diorskin foundation for Parfums Christian Dior, and the Divinora line for Guerlain.

(c)  Supply sources and subcontracting

     The five French production centers of Guerlain, Givenchy and Dior provide all production for the four major French brands, including Kenzo, both in fragrances, and in the areas of make-up and beauty products. Make Up For Ever also has sufficient manufacturing capacities in France to cover its own needs. Only the newer American companies, as well as Loewe perfumes, subcontract most of the manufacturing of their products.

     The dry materials, such as bottles, stoppers and any other items that form the containers or packaging, are acquired from suppliers outside of LVMH, as are the raw materials used in the finished products. In certain cases, these materials are available only from a limited number of French or foreign suppliers.

     The product formulas are developed primarily in the Saint Jean de Braye laboratories, but LVMH can also acquire or develop formulas from specialized companies, particularly for perfume essences.

(d) 2002 Highlights

     In 2002, net sales for the Perfumes and Cosmetics business group rose 5% in euro (8% on a constant currency basis). The growth was particularly remarkable in Asian markets (Japan, Korea and China) and in Europe, including

Russia, a market where the significant growth confirmed its potential. The problems encountered by the department stores in the United States, however, limited sales growth in this market.

     Loewe perfumes, previously integrated within the Fashion and Leather Goods business group, joined Perfumes and Cosmetics in 2002, which strengthened its positions in Spain, where the brand is a leader in the selective market. In order to focus investments on its core and most profitable businesses, LVMH sold the American start-up companies Urban Decay and Hard Candy.

     Despite strong exposure in the United States, all of the new cosmetics companies posted substantial growth in net sales. The American brands BeneFit and Fresh and the French company Make Up For Ever recorded double-digit growth.

     Growth in the American licenses more than doubled with the successful extension of the Marc Jacobs line and the year-end introduction of the first perfumes from designer Kenneth Cole.

     Parfums Christian Dior

     Parfums Christian Dior again improved its sales performance. This growth is based on its successful innovations and on the continued outstanding performance of its blue chip brands. J’adore perfume posted a remarkable performance, comparable to the year before, confirming its status as a best seller and a classic among women’s fragrances.

     The innovative new products of 2002 included the launching of Hydra Move skincare products and the body slimming line Bikini. The second half of 2002 was marked by the very successful introductions of Dior Addict, a women’s perfume, Diorskin foundation and the Maximeyes eye make-up line.

     In 2002, Parfums Christian Dior focused on its skincare products to improve the unity of the product lines, focus its offer, and enhance product displays.

     In 2003, Parfums Christian Dior will focus on continued expansion in Europe and the high-growth Asian markets in 2003.

     As in previous years, LVMH expects sales in 2003 to be driven by a number of innovations, particularly in skincare and make-up products. Early in 2003, Parfums Christian Dior launched Capture R60/80™, a line of skincare products that representing a decisive advance in the fight against aging, the culmination of a major project for its laboratories. Dior Addict should continue to grow.

     Parfums Givenchy

     Parfums Givenchy performed well, with a significant increase in net sales and a particularly strong improvement in profitability.

     In order to intensify visibility and impact, Givenchy developed a new presentation, designed in close collaboration with the fashion house, and renovated the décor for its sales counters in department stores. The two initiatives will support the brand’s international objectives.

     The year 2002 was highlighted by the successful introduction of two new perfumes, Eau Torride for women in the first half of 2002 and Givenchy pour Homme in September which, in just a few months, earned an outstanding sales score in the men’s category.

     For 2003, Parfums Givenchy will continue to renew its product line, notably with the relaunch of L’Interdit, its trademark perfume, and the extension of the Amarige line. It will also introduce a major new women’s perfume. The brand also plans to intensify its promotional efforts in the make-up segment.

     Guerlain

     Guerlain devoted 2002 to the general reorganization of its operations and to a strategic refocusing on its historical values of very high quality and modernism. This in-depth work is the foundation for future growth. The brand posted strong growth in Japan which, like France, is one of its priority markets.

     In the absence of any major new perfumes in 2002, Guerlain concentrated on expanding its Issima skincare line with the addition of two new products, Success Laser, a powerful wrinkle reducer, and Happylogy, a line developed with a brand new approach.

     Guerlain has begun the renovation of its Institut des Champs Elysées in Paris and will introduce a major new women’s perfume in September 2003.

     Parfums Kenzo

     In 2002, Parfums Kenzo maintained its new momentum and continued to improve income from operations. The brand continued to enjoy high sales of its Flower perfume and the selective expansion of its Kenzoki line of care products. The house also successfully reintroduced its Parfum d’Eté line with newly reformulated components—essence, bottle, packaging and advertising.

     Kenzo will introduce a new men’s fragrance in 2003.

     (4) Watches and Jewelry

     LVMH’s newest business group, Watches and Jewelry, created in late 1999, includes TAG Heuer, Ebel and Zenith, three well-known Swiss watch makers, and Christian Dior Watches, also made in Switzerland. It also includes Chaumet and Fred, two of the crown jewels of French jewelry. It now includes the joint venture De Beers LV, created in July 2001, which opened up its first store in 2002. Omas, the famous Italian designer of writing instruments acquired in 2000, completes this portfolio and enhances the pen activity already initiated by Christian Dior and Chaumet.

     In 2002, the Watches and Jewelry business group posted net sales of EUR 552 millions, which represents 4% of the net sales of LVMH.

	2002	2001	2000

	Percent	Percent	Percent
Country/Area	of Sales	of Sales	of Sales

France	8	7	8
Europe (excluding France)	29	33	35
Americas	28	29	30
Japan	14	13	11
Asia (excluding Japan)	12	10	9
Rest of the world	9	8	7

Total	100%	100%	100%

Total (in EUR millions)	552	548	614

(a)  The Brands of the Watches and Jewelry business group

     TAG Heuer (founded in 1860 in Saint-Imier in the Swiss Jura region, acquired by LVMH in November 1999) is the uncontested benchmark for luxury watches and the world leader in sports chronographs. Associated with sports, competition and its values of high performance, the brand is famous for the quality and precision of its watches, as well as for their cutting-edge design. It continued to grow steadily during the last few years, and ranked fourth worldwide in luxury watches in 2002 (Source: Goldman Sachs research report, March 19, 2003). Its most successful models are the 2000, Kirium and Link series in “professional sport watches,” the Carrera, Monaco, Monza, Calibre 36 models in classic watches and chronographs, and Alter Ego for the models designed specifically for women. In 2002, TAG Heuer launched TAG Heuer Sportvision, a line of licensed sports eyewear.

     Zenith (founded 1865 and established in Le Locle in the Swiss Jura region) belongs to the very limited circle of watch movement manufacturers. In the watch making sector, the term “manufacture” designates a company that provides the design and manufacturing of mechanical movements. The two master movements of Zenith, the automatic chronograph El Primero and the automated extra-flat movement Elite, absolute benchmarks for Swiss watch making, are present in the watches sold under this brand: the Chronomaster, Class and Port Royal lines. Zenith jointed LVMH in November 1999, and began to modernize its production workshops in 2001.

     Ebel (founded in 1911 in La Chaux-de-Fonds, acquired by LVMH in November 1999) is today one of the leading luxury watch brands. Its success is founded on the alliance of watch making expertise and elegant design found in the watches for men and women assembled in its shops, particularly the Classic Wave, Beluga, 1911, E-type and Joyaux de l’Océan models.

     Christian Dior Watches, for which LVMH holds an exclusive license, belong to the category of fashion watches. They are manufactured in Switzerland by the Ateliers Horlogers. The Ateliers Horlogers resulted from the 2001 merger of Benedom and PLD, a department of Ebel specialized in “private labels”. The collections of Christian Dior Watches, especially the Riva, Chris 47 and Malice lines, in a style designed to harmonize perfectly with the creative force of the fashion house, are currently experiencing strong growth.

     Chaumet, a jeweler established in 1780, has maintained its prestigious expertise for two centuries, imposing a style that is deliberately modern and is reflected in all its designs, whether luxury jewelry pieces, or jewelry or watch collections. LVMH acquired Chaumet in November 1999.

     Fred Paris (founded in 1936) is present in high jewelry, jewelry and watch making. In 1995, LVMH acquired a 71% interest in the company, which it increased to 100% in 1996. Since joining LVMH, Fred has completely revamped its design, image and distribution. This revival can be seen in the bold contemporary style of its creations.

     Omas, the Italian house founded in 1925 and acquired by LVMH in May 2000, is a manufacturer of luxury pens. Famous for its craftsmanship, and for the design and quality of its products, Omas completes its traditional lines, which are benchmarks in the world of writing instruments, with original collections in limited series designed for collectors.

     De Beers LV is a joint venture of LVMH and De Beers created in July 2001. The goal of this company, headquartered in London, is to establish a global network of boutiques offering jewelry under the De Beers name. It approaches the diamond market from an original angle, both in its creative jewelry design and its concept of points of sale.

(b)  Organization and strategy

     Since its recent formation within LVMH, the Watches and Jewelry business group has worked to lay the foundation for profitable growth. It now benefits from the stronger managerial expertise and improved positioning and product lines of each of the companies and the implementation of appropriate operational synergies.

     The watch making and jewelry houses of LVMH pursue two strategic goals, which can penalize net sales in the short term, but will drive growth in the future.

     The first is the implementation of more selective and higher quality distribution by establishing closer relations with the best specialized retailers. This policy is designed to achieve better control of brand images. To complete their presence with these carefully selected retailers, the TAG Heuer, Fred and Chaumet brands also have their own exclusive boutiques, ten for TAG Heuer, nine for Fred, and 18 for Chaumet. The second strategic goal is the reduction of previous manufacturing and retailing activities for non-LVMH brands.

     This business group has already expanded its international presence, strengthened the coordination and pooling of its administrative resources, expanded its sales and marketing teams, and begun to establish a network of post-sale multi-brand services worldwide to improve customer satisfaction. At the end of 2001, LVMH Watches and Jewelry reached all European markets, the American continent, northern Asia, Japan, and the Asia-Pacific region.

     Since 2001, this segment has implemented industrial coordination through the use of shared resources, such as prototype design capacities, and by sharing the best methods for preparing investment plans, improving productivity and negotiating purchasing terms with suppliers.

(c)  Supply sources and subcontracting

     With its four Swiss workshops or manufactures, located in Le Locle and in La Chaux de Fonds, LVMH provides almost the entire assembly of the watches and chronographs sold under the TAG Heuer, Ebel, Zenith, Christian Dior, Chaumet and Fred Paris brands. In its watch making shop, Zenith also designs and manufactures the mechanical movements that made this brand famous.

     Because of the very high quality requirements, the components assembled are obtained from a limited number of suppliers, primarily Swiss, with the exception of the leather for the watch bands. In this respect, the business group has a certain autonomy, with Artelink in Italy, the former metallic watch band division of Morellato Sfa acquired by TAG Heuer in 2001, and the company Artekad, which specializes in the manufacture of dials at La Chaux de Fonds.

     Even though LVMH may, in certain cases, use third parties to design its models, most of them are designed in its own studios.

(d)  2002 Highlights

     In 2002, LVMH Watches and Jewelry brands posted net sales in line with 2001 (up in local currencies), in a difficult global luxury watch market. The business group continued to withdraw from certain production and distribution operations that were handled for third parties.

     The business group continued to generate synergies between the companies and the Ateliers Horlogers. These developments optimized technical investments and operational efficiency. The birth of Louis Vuitton’s Tambour collection in the Ateliers Horlogers is one example of the success of this strategy.

     The creativity promoted in all the brands was reflected in the launch of very innovative products in line with the positioning defined for each brand.

     In an intensely competitive market, the goal of the Watches and Jewelry business group is to become a major player in this segment that is still new for LVMH, while continuing to sustain its growth through carefully targeted capital and marketing expenditures. The brands and distribution networks will strive to boost productivity at the same time.

     TAG Heuer

     Following the refocusing carried out in 2001 to improve distribution selectivity and achieve better image control, TAG Heuer returned to growth in 2002 as a world leader in luxury watches and sport chronographs. Significant gains in market share in the United States, Asia excluding Japan, Italy and Eastern Europe confirm the relevance of the strategic decisions made since TAG Heuer joined LVMH. In addition, the brand successfully opened its first stores in China and in India in 2002.

     While reaping the benefits of the growth in its core line, which includes 2000 Exclusive and the celebrated Kirium F1 introduced in 2001, TAG Heuer demonstrated its ability to innovate and move toward luxury products.

     The brand’s innovation earned it the 2002 Geneva Watch making Grand Prix, in the design category, for the Micrograph F1, which measures time to one-thousandth of a second. The sale of this product will be launched in 2003. The year 2002 marked the rollout of Aquagraph, an automatic diving chronograph with a performance confirmed at a depth of 500 meters.

     TAG Heuer achieved a spectacular move upscale that also benefited its Monza, Monaco and Carrera classic models and others, in gold models with prestigious movements like the Calibre 36, developed with Zenith Manufacture.

     TAG Heuer continued its partnership with the sports world as the official timekeeper of the Formula 1 championship and the world alpine ski championship. In 2002, the brand was also highlighted with its partnership with the Oracle sailboat in the Louis Vuitton Cup.

     Continuing its policy of exclusive boutiques in major international cities, TAG Heuer opened its sixth sales outlet and first American showroom in the heart of New York’s Soho neighborhood in March 2002, following openings in Tokyo, Kuala Lumpur, Singapore, Sydney and London. Two showrooms were also opened in Bangkok and Beijing in October 2002.

     Within its selective retail network, TAG Heuer continued its intense efforts to install “corners” and display cases that improve the presentation of its product lines.

     Christian Dior Watches

     The momentum created by the new strategy of Christian Dior Watches in 2001 intensified in 2002, generating even greater growth for the brand. Despite a difficult economic situation for fashion watches, all the lines in all countries contributed to the strong performance.

     The reasons for this rapid expansion reside in the creative design and the high quality of the Swiss watches manufactured in LVMH’s workshops in very close collaboration with the Christian Dior Couture design studios. The style of the watches, the materials used in the bands, and the colors of the dials are designed to harmonize with the fashion collections.

     The brand had significant advertising support in its priority markets with a campaign focused on the Riva Sparkling watch, a steel model with a very unique diamond setting designed by John Galliano, the designer for the Christian Dior collections.

     A new interpretation of the Chris 47 watch, created by John Galliano, was unveiled at the Basle trade show in April 2003. The fall season will see the roll-out of another women’s line designed by Victoire de Castellane, Dior’s top jewelry designer.

     The brand’s development will be supported by a number of advertising visuals for the Riva and Chris 47 watches, and by the installation of a new generation of “corners” and display cases.

     Zenith

     Since Zenith was acquired by LVMH in 1999, the watchmaker, famous for its Elite and El Primero movements, has continued its repositioning and modernization.

     In 2002, Zenith redesigned most of its product line, making many esthetic and functional improvements, while remaining faithful to the company’s classic style. More upscale products, the introduction of new movements from the El Primero and Elite foundations, the use of precious metals and very limited and large-size original designs strongly increased the visibility of the brand in the world of fine watch making.

     As a result of the improvements made to its products, Zenith’s revenues rose in 2002 with a sharp increase in its average sale price. Revenue growth was especially rapid in Asia.

     In 2003, investments in the manufacturing plant will be continued in order to increase capacities and develop movements for the Zenith brand and for other LVMH companies such as Louis Vuitton and TAG Heuer.

     Major innovations and original complications, faithful to the spirit of Zenith Manufacture, were unveiled at the Basle trade show in April.

     Ebel

     After refocusing its collections in 2001, Ebel deployed its unique creativity in 2002, illustrating both the excellence of its watch making expertise and the elegance of its design. One of the year’s major events was the introduction of a high-end jeweled watch collection, Les Joyaux de l’Océan, whose commercial success exceeded forecasts. Some of the designs in this collection have been chosen to develop steel versions at more affordable prices.

     Ebel recorded its best sales growth in Asia, Japan, the Middle East, and the United Kingdom.

     In 2003, Ebel will launch a number of long-awaited innovations. The Tarawa watch, from the Joyaux de l’Océan line, will make its appearance in steel. Large chronographs, with a unique square shape, will enhance the 1911 line. A “mini” model in the Classic Wave line, tailored to the taste of Asian customers will be unveiled.

     Chaumet

     In 2002, Chaumet posted sharp growth in sales in its network of shops located primarily in France, Japan and Korea. This very encouraging performance was the first result of the strategic refocusing conducted in 2001, backed by the resumption of a very targeted communications program and the roll-out of a few new products such as the

Liens ring. Chaumet opened two new boutiques in September 2002 in Tokyo, one in the Ginza district, the other one in the Omotesando district, inaugurating a new concept designed by the architect Jean-Michel Wilmotte. In March 2003, Chaumet unveiled a new Luxury Jewelry collection—Frisson, an initiative crucial for its reputation as a famous jeweler in Place Vendôme. In order to enhance its collection, Chaumet also presented two new timepieces at the 2003 Basle trade show. The new architectural concept of the Chaumet boutiques will be gradually expanded to the entire network including the Place Vendôme boutique in Paris. In May 2003, Chaumet entered into a joint venture with its Korean agent. Chaumet’s future projects include, a new store in Geneva, and several boutiques in Japan.

     Fred Paris

     Fred Paris posted considerable growth in its sales in 2002, despite the closing of a store in Houston in the United States. This advance is due primarily to the brand’s continued expansion in Japan and the success of its new watch line Move One. The Success and Mouvementée lines of rings confirmed their status as the brand’s best sellers.

     Omas

     In 2002, this company, based in Bologna, Italy, modernized its workshops and revamped its product lines. It focused its sales efforts on Italy, the United States and France, the leading markets for writing instruments. Two original creations were unveiled during the year. One was the limited Atlantide series and the other the Ingegno Scrittorio, in solid gold or silver, designed in honor of Leonardo da Vinci.

     In 2003, the legendary lines 360 and Arte Italiano will be enriched with new versions, particularly the development of a highly-awaited line of cartridge pens and the introduction of a new color—“Venetian blue”. A corner format developed to highlight the Omas product offer will be installed in the best retail outlets.

     De Beers LV

     The joint venture formed by LVMH and diamond group De Beers opened its first shop on November 21, 2002 in London, at the corner of Piccadilly and Old Bond Street. With a creative approach heavily inspired by its Anglo-African origins, the brand made a remarkable entrance in the jewelry market. The first piece, a “rainfall” necklace, was auctioned by the actress Sharon Stone for the benefit of AIDS charities. The highly luminous store concept enhances the purity and brilliance of the diamonds used in the most unique creations.

     In 2003, De Beers will open several retail outlets in various department stores in Japan. Other new stores are in the planning stages and will open in 2004.

     (5) Selective Retailing

     The purpose of the Selective Retailing business group is to create a sales environment that promotes the image and status of luxury brands. LVMH’s selective retailing operations are located in Europe, the United States and Asia where they are present in two segments: travel retail (the sale of luxury products to international travelers), which is the business of DFS and Miami Cruiseline; and the specialized selective retailing formats represented by Sephora and the department store division, which now consists of Le Bon Marché and La Samaritaine, two prestigious Parisian establishments.

     In 2002, the Selective Retailing business group posted net sales of EUR 3,337 millions, or 26% of the total net sales of LVMH.

	2002	2001	2000

	Percent	Percent	Percent
Country/Area	of Sales	of Sales	of Sales

France	26	25	21
Europe (excluding France)	9	8	6
Americas	37	36	39
Asia	23	26	29
Rest of the world	5	5	5

Total	100%	100%	100%

Total (in EUR millions)	3,337	3,493	3,294

     As of December 31, 2002, the Selective Retailing business group operated 648 stores, as compared to 656 at the end of 2001 and 643 at the end of 2000.

(a)  Travel Retail

     DFS

     DFS joined LVMH in 1997 after LVMH acquired 61.25% of the company in December 1996 and February 1997. This American group based in San Francisco is the pioneer and one of the world leaders in the sale of luxury products to international travelers. Its activity is closely linked to tourism cycles. Since it was founded in 1961 as a duty-free concession in the Kai Tak airport in Hong Kong, DFS has acquired an in-depth knowledge of the needs of traveling customers, built solid partnerships with Japanese and international tour operators, and has significantly expanded its business, particularly in the tourist destinations in the Asia Pacific region. DFS had 152 points of sale as of December 31, 2002.

     Faced with the current increase in the cost of airport concessions, the strategy of the DFS group is now focused on the development and promotion of its city-center Galleria stores, which account for most of its sales. With an area of 3,000 to 17,000 square meters, the 12 Gallerias are located in the urban centers of major airline destinations in the Asia-Pacific region and in the United States. Each space combines in one site, close to the hotels where travelers are lodged, three different, but complementary commercial spaces: a general luxury product offer (perfumes and cosmetics, fashion and accessories, etc.), a gallery of prestigious boutiques (Louis Vuitton, Hermès, Bulgari, Tiffany, Christian Dior, Chanel, Prada, Fendi, Céline, etc.), and a recreational and souvenir complex.

     While focusing on the development of its Gallerias which are its main source of growth, DFS maintains its strategic interest in the airport concessions that can be obtained or renewed under good financial terms. DFS is now present in 22 international airports in the Asia-Pacific region and in the United States.

     Miami Cruiseline

     Miami Cruiseline, acquired by LVMH in January 2000, is an American company founded in 1963 and is the world leader in the sale of duty-free luxury items on board cruise ships. It provides services to over 100 ships representing 26 cruise lines. It also organizes auctions and prepares product catalogs that are available on board or during stopovers.

     The acquisition of Miami Cruiseline gave the travel retail activity better organization of its geographic presence and a more diversified customer base, which was previously primarily Asian, and which is now supplemented by American and European cruise customers. There are also excellent synergies between the activities of DFS and those of Miami Cruiseline in the areas of management and merchandising.

     The years 2000 and 2001 were devoted to the integration of the activities of Miami Cruiseline. A more effective organization was implemented. Concurrently Miami Cruiseline focused its efforts on improving the quality of its product offer and adapting its product line to each cruise ship in order to increase the average expenditure per traveler. Particular emphasis is being given to watches and jewelry, which offer good opportunities for future growth.

(b)  Selective Retailing

     Sephora

     The Sephora brand, founded in 1970, has developed over time a perfume retailing format that combines direct access and customer assistance. This concept led to a new generation of stores with a sober and luxurious architecture, designed in three spaces dedicated to perfumes, make-up and skincare. Based on the quality of this concept, Sephora has gained the confidence of selective perfume and cosmetics brands. The brand has also offered products sold under its own brand name since 1995.

     Since it was acquired by LVMH in July 1997, Sephora has recorded rapid growth in Europe by opening new stores and acquiring companies that operated perfume retail chains, including Marie-Jeannne Godard and the Italian companies Laguna, Boidi and Kharys. Sephora has 404 stores in Europe today, located in 10 countries.

     The Sephora concept also crossed the Atlantic in 1998 and the brand now has 74 stores in the United States, plus an internet site www.sephora.com.

     Le Bon Marché

     Established in 1852, Le Bon Marché was a pioneer of modern marketing in the 19th century. The sole department store located on the left bank in Paris, it was acquired by LVMH in 1998.

     Le Bon Marché has a food store, La Grande Epicerie de Paris. Since 1995, it has also owned Franck et Fils, located on rue de Passy in the sixteenth district of Paris.

     In recent years, a fundamental overhaul that included the renovation and remodeling of its sales spaces, together with moving to a more upscale product offer, have brought back to Le Bon Marché its strong identity anchored in the modern world. Famous for its very demanding inventory and service policy, Le Bon Marché is now the most exclusive and creative department store in Paris.

     La Samaritaine

     Founded in 1870, La Samaritaine is, like Le Bon Marché, one of the first and most emblematic department stores in Paris. Located between the Louvre and Notre Dame de Paris, in a high-growth strategic district, it attracts both local customers and has a high potential with international visitors.

     LVMH acquired 55% of La Samaritaine in January 2001. With its help, La Samaritaine has developed a new growth strategy and started repositioning itself in the fashion and accessories sector, all in order to increase the franchise’s appeal to younger customers with strong purchasing power and at the leading edge of fashion trends.

     The adoption of a new visual identity and a campaign under the signature “Magasin Evolutes” are the first initiatives to be implemented, together with the preparation of vast sales plan that will ensure steady growth for La Samaritaine beginning in 2003.

(c)  2002 Highlights

     The 5% decline from 2001 to 2002 in total net sales for the Selective Retailing business group hides contrasting trends. The “travel retail” business was penalized by the decline in tourism in 2002, while Sephora continued to grow in Europe and the United States.

     In 2003, in a still troubled economy, each of the selective retailing companies continues to improve its performance, effectively face the coming challenges and prepare for a potential economic recovery.

     DFS

     DFS sales for the full year in 2002 were down slightly, despite a slight increase in the fourth quarter of 2002, a period comparable to the difficult year-end suffered by the “travel retail” segment in 2001. Even though tourist travel slowly resumed throughout the year, travel flows are still well below 2000 levels.

     The efforts made by DFS to increase the competitiveness of its products proved effective. The company returned to break-even at the operating level as a result of strict measures to cut overhead expenses and the closing of under performing stores. The performance in Asia, which was better than projected, offset the loss centers in the United States.

     In order to expand its presence in tourist destinations, DFS has just opened a new Galleria in Singapore and one at Japan’s Okinawa airport. It also renewed its airport concessions on Guam and in New Zealand.

     Miami Cruiseline

     Benefiting from the strong performance of the cruise market, Miami Cruiseline increased both sales and income from operations as a result of the progress made in logistics and merchandising, combined with effective cost cutting measures.

     Sephora

     Sephora successfully continued its policy of selective growth, giving priority to raising its profitability and marketing effectiveness. In 2002, the brand achieved net sales growth of 10%, excluding Japan and at constant exchange rates. This performance is noteworthy in the context of a deliberate slowdown in new store openings on both sides of the Atlantic.

     For Sephora Europe, the year 2002 was marked by implementation of measures aimed at improving its operations.

     With its top priority being the improvement of its existing network, Sephora limited the number of its net store openings in 2002 to 15 stores located in countries with the best prospects for long-term growth. Sephora opened its first branded store in Athens, Greece and its first three stores in Prague in the Czech Republic. The success of these new stores, in terms of both sales and profits, confirms the remarkable potential of the Sephora concept in Eastern Europe.

     For the second consecutive year, Sephora performed well above the average for the selective retailing segment. After the 14% growth in sales on a constant store basis in 2001, the 25% increase recorded in 2002 demonstrates the commercial success of the Sephora concept in a market where selective retailing recorded only weak growth.

     In a move to streamline its network, Sephora USA closed the Rockefeller Center store, but strengthened its presence in Manhattan with new stores and the renovation of the Times Square store, both in New York City.

      Sephora exceeded its targets for improved income from operations in the United States.

     Sales at the sephora.com website rose steadily, and reported excellent results for the year-end holiday season. Sephora.com by far the largest American online beauty store, continues to expand its consumer base and the services it offers.

     For 2003, Sephora will continue to expand its network selectively and improve the quality of its organization and stores to better serve customers. Its strategic priorities continue to be to improve profitability and to concentrate store openings in the cities and countries where the Sephora concept offers the greatest potential. A flagship store will open on the rue de Rivoli in Paris sometime in the first half of 2003.

     Le Bon Marché

     To leverage its image as an exceptional store, Le Bon Marché opened additional sales space to new luxury brands in 2002, and expanded its Christian Dior and Louis Vuitton boutiques. Net sales continued to rise significantly despite a sluggish economy. The fashion accessories sector and La Grande Epicerie de Paris performed extremely well. The year 2003 will see the start of the renovation and expansion of the women’s fashion department. This large-scale project, to be completed over a three-year period, will be one of the primary growth drivers for the store.

     La Samaritaine

     In 2002, the foundations which will allow the relaunch of La Samaritaine were laid, notably by closing the “do-it-yourself” department, which generated heavy losses. This closing impacted net sales in 2002, but it will allow reallocation of the space to the ready-to-wear apparel lines in 2003.

     La Samaritaine is totally redefining its identity. From a store heavily geared to everyday products with a largely male customer base, La Samaritaine is being transformed into a quality department store focused on fashion and female customers. This transformation will anchor both its product offer and its image within a dynamic commercial environment and attract affluent customers with strong purchasing power and leading-edge tastes.

     In addition, the logistic procedures will be completely revised in 2003 to make them more efficient and more cost effective. The restructuring of the sales and logistical organizations should continue until 2005.

     (6) Other Activities

     In 2002, Other Activities included the media division managed by the D.I. group (ex Desfossés International), and Etude Tajan.

      D.I group includes the press titles La Tribune, Investir, Connaissance des Arts, Le Monde de la Musique and Défis, as well as Radio Classique and System TV, an audio-visual production company. D.I. group sold its 33% interest in LV & Co in 2002 and disposed of the Jazzman magazine in 2003.

      Etude Tajan is the leading French auction house.

RISK MANAGEMENT POLICY

     LVMH has a dynamic overall risk management policy based primarily on the following:

    systematic identification and documentation of risks;
    organized risk prevention and safety at work and protection of industrial assets;
    implementation of international crisis management systems and contingent plans;
    a comprehensive insurance program to reduce the financial consequences of major events on LVMH’s financial statements; and
    worldwide coordination of “master” insurance programs.

     LVMH’s global approach is chiefly based on transferring its risks to the insurance markets under reasonable financial terms, within the parameters of the conditions available in those markets in terms of scope of coverage and limits. The extent of coverage is directly linked to the constraints of the insurance market.

     Compared with LVMH’s financial capacity, the level of self-insurance it assumes is not significant. The deductibles retained by LVMH’s business entities reflect an optimized balance between coverage and total cost of risk. Insurance costs paid by LVMH entities are less than 0.4% of consolidated revenues. The financial ratings of LVMH’s main insurance partners are reviewed on a regular basis. The main insurance programs coordinated by LVMH are designed to cover property damage, business interruption, marine, third party liability and product recall.

     Most of LVMH’s manufacturing operations are covered under a consolidated international insurance program for property damage and subsequent operating losses. Other business operations are covered under programs coordinated at the corporate level. Property damage insurance limits are in line with asset values. Business interruption insurance limits reflect gross margin exposures of LVMH’s business entities for a period of indemnity extending from 12 to 24 months based on actual exposures. Coverage for “natural events” granted under LVMH’s international damage insurance program is limited to EUR 50 million per claim and EUR 150 million per year. These levels are in line with LVMH business units exposures.

     LVMH has implemented a liability and product recall insurance program for all its subsidiaries on a worldwide basis. This program is designed to provide the most comprehensive coverage to respond to LVMH identified risks, given the capacity and coverage available in the international insurance market. Coverage levels are in line with those of companies with comparable business activities. Risks related to the environment and accidental pollution are covered under this program.

     In countries such as in the United States where no state insurance schemes are available for work-related accidents, specific insurance policies have been implemented. Coverage levels are in line with the various states legal requirements.

     To identify, analyze and treat industrial and environmental risks, LVMH relies on a combination of outside experts and qualified professionals working together with business units, particularly with staff in charge of safety, quality and environmental issues. The business of LVMH’s companies is such that special attention is paid to exposures relating to storage and shipment of raw materials and finished products.

     LVMH’s policy for industrial risk prevention aims to apply the highest safety standards. Working with its insurers, LVMH applies HPR (Highly Protected Risks) standards and has established an incentive program for risk prevention investments. These amounts are taken into account by underwriters in their risk assessment process. This approach is combined with a program to survey industrial and environmental risks. In 2002, engineering consultants devoted 170 auditing days to the program. In addition, prevention and protection schemes include contingent planning to ensure business continuity.

     In addition to industrial safety, LVMH companies are also working to achieve greater product safety and traceability. The HACCP method (Hazard Analysis Critical Control Point) is used by the companies in the Wines and Spirits and Perfumes and Cosmetics business groups. The purpose of this approach is primarily to increase LVMH’s ability to anticipate and respond in the event of a product recall.

ORGANIZATIONAL STRUCTURE

     The following is a simplified organizational chart, showing LVMH, its key subsidiaries and their relationship to the key holding companies in the group as of March 31, 2003:

The above chart has been established in view of evidencing the trademarks and tradenames controlled by the main LVMH holding companies. It does not provide an exhaustive list of LVMH shareholdings.

100
SOFIDIV SAS
100*
LVMH INC
100*
DI GROUP SA
100
OTHER HOLDINGS
100
EBEL
100
ZÉNITH
99
TAG HEUER
100
OMAS
50
DE BEERS LV
96
PUCCI
61
DFS LTD
100
LVMH BV
100*
LOEWE
84
FENDI
70
BLISS
70
BENEFIT COSMETICS
65
FRESH
90
DONNA KARAN
80
MARC JACOBS
MIAMI CRUISELINE
100
DFS Group LP
61
SEPHORA USA
100
SEPHORA.COM
100
e.LUXURY
99.99
100
LA TRIBUNE
100
INVESTIR
100
RADIO CLASSIQUE
100
SID ÉDITIONS
99
CONNAISSANCE DES ARTS
100
TAJAN
64
CHÂTEAU D'YQUEM
100
LV CAPITAL
99.95
LA BROSSE & DUPONT

35-A

Significant Subsidiaries

The following is a list of LVMH’s significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X):

		LVMH’s Ownership
Name of Company	Country of Incorporation	Interest	LVMH’s Voting Power

Louis Vuitton Malletier SA	France	100%	100%
Louis Vuitton Japan KK	Japan	100%	100%
Jas Hennessy & Co. SCS	France	65%	99%
Sofidiv SAS	France	100%	100%
Champagne Moët & Chandon SCS	France	66%	100%
Delphine SA	France	100%	100%
LVMH Inc.	USA	100%	100%

PROPERTY, PLANTS AND EQUIPMENT

Wines and Spirits

     In addition to its inventories, much of LVMH’s assets in this business group consist of its vineyards, particularly in the Champagne region of France, where LVMH is the largest land owner. LVMH owns the following approximate acreage:

		Owned &
	Owned	Farmed

Champagne label	4,189	3,690
Cognac label	622	439
Yquem	464	272
Other wines:
California	1,306	798
Argentina	3,379	1,210
Australia and New Zealand	1,850	800
Other: Brazil and Spain	746	205

     In the above table, the difference between the two columns represents areas which are planted but not yet productive, areas that are not planted and areas that cannot be used to grow grapes.

     LVMH also owns office and industrial buildings, wineries, cellars and public relation centers linked to each of its main brands and its production operations in France, California, Argentina, Australia, Brazil, New Zealand, and Spain, as well as Cognac distilleries and warehouses. All together these properties represent approximately 773,000 square meters in France and 137,000 square meters outside of France. LVMH leases the offices of the Wines and Spirits business group in the world’s largest cities.

Fashion and Leather Goods

     Louis Vuitton Malletier owns the premises (of approximately 56,000 square meters) that house its offices and workshops at the Pont Neuf in Paris and the company’s headquarters, through its subsidiary La Belle Jardinière. Part of these premises are leased to third parties as offices and shops. La Belle Jardinière also owns an office block on the rue du Pont Neuf in Paris, which it leases to Céline.

     Louis Vuitton’s retail outlets can be found in prime locations in the world’s largest cities, and are generally leased from local owners. However, Louis Vuitton owns the freehold of its stores in Kobe, Japan, as well as in Hawaii, Guam, Seoul, and Sydney, and it finance-leases its store located on avenue Montaigne in Paris.

     In 2002, the Louis Vuitton network expanded through seven new shops, including four new global stores, which brought the total network of global stores to 40.

     LVMH owns thirteen Louis Vuitton manufacturing and warehousing facilities which are primarily located in France, although significant LVMH-owned manufacturing facilities are also located near Barcelona, Spain and in

San Dimas, California. LVMH owns its Louis Vuitton warehouses in France and leases those in Hawaii, Asia and Oceania. Altogether these properties represent a total of 115,000 square meters.

     Céline owns an office building on avenue Montaigne in Paris, which it leases out and commercial property on rue François Premier in Paris which it leases to Fendi. Its retail stores, located in major cities worldwide, are leased from local owners. Céline also owns its production and distribution facilities near Florence, Italy and leases warehouses from owners in Hong Kong.

     The premises of Loewe stores are leased, with the exception of its shop located at 46 avenue Montaigne in Paris, which is owned by LVMH. The Barcelona, Villaverde, and Getafe workshops in Spain, which manufacture Loewe products and accessories for other LVMH brands, are leased. Loewe leases its head office facilities in Madrid.

     Fendi owns its production site near Florence, Italy. Its administrative and marketing functions are centralized in Rome, and are finance-leased. All Fendi stores worldwide are leased.

Berluti leases its stores. Its subsidiary, StefanoBi owns a shoe production facility in Ferrara, Italy.

     Kenzo, Givenchy, and Christian Lacroix lease their executive offices, workshops and store spaces located in Paris, and their retail stores throughout the world.

     Kenzo leases distribution facilities near Tours in France, which serve the Kenzo, Christian Lacroix, Céline, and Givenchy fashion businesses.

     Thomas Pink leases all of the premises it uses, including its offices and warehouses in London and stores throughout the world.

Perfumes and Cosmetics

     Parfums Christian Dior maintains its production and distribution facilities on LVMH-owned land near Orléans in France. In addition, Parfums Christian Dior occupies, as its headquarters, on a sale-leaseback arrangement with an option to purchase, a building located in the center of Paris. The building in Paris and its offices in Orléans, serve as Parfums Christian Dior’s executive offices.

     Parfums Christian Dior also owns offices in Germany, Spain and Italy, and rents offices and warehouses in many cities in the world.

     The two Guerlain production centers are located on plots of land owned by LVMH at Orphin and Chartres, in France. Guerlain’s headquarters in Levallois, near Paris, are rented.

     Parfums Givenchy maintains its executive offices in leased premises in Levallois, France and owns factory and storage facilities in Beauvais and Vervins in France. Both Givenchy and Kenzo perfume product lines are produced at the Vervins factory.

     In addition, Parfums Christian Dior, Guerlain and Parfums Givenchy lease together offices and distribution and retail facilities in New York, Tokyo, London and in other countries throughout the world.

     La Brosse et Dupont (a more than 99% owned subsidiary of Laflachère) owns five plants in France and leases five others in France and one in Spain. La Brosse et Dupont also runs four distribution sites in France, four of which are leased. Offices are leased in France, in various European countries and in Hong Kong.

      Bliss leases its offices and the premises used for a spa in New York City.

      The Make Up For Ever headquarters located in the Paris region is lease-financed; the shop premises are leased.

      BeneFit Cosmetics leases its retail stores and offices in California.

Watches and Jewelry

     TAG Heuer leases studios and warehouses in Switzerland in La-Chaux-de-Fonds and in St-Imier as well as office space, including its headquarters in Neuchâtel. TAG Heuer also leases offices and distribution centers in the

United States, Canada, Asia, Australia, and in several European countries. Its subsidiary Cortech, manufacturer of watch cases, owns workshops and office premises in Cornol, Switzerland.

      Fred leases office space in Paris as well as stores in France, Monaco, Japan, and in the United States.

      Les Ateliers Horlogers, formerly Benedom, leases its offices and a factory in La-Chaux-de-Fonds, Switzerland.

     Ebel owns an industrial building complex in La Chaux-de-Fonds, Switzerland, which includes warehouses, office space and La Villa Turque, Ebel’s public relations center. Ebel also owns a rental building in Basle, Switzerland.

     Zenith owns the plant where it manufactures its movements and watches in Locle, Switzerland. Its warehouses and commercial premises located throughout Europe are leased.

     Chaumet leases its offices in Paris, as well as the premises of its retail stores and the offices of its subsidiaries worldwide.

     Omas owns a building located in Bologna, Italy where LVMH’s manufacturing facilities and headquarters are centralized.

Selective Retailing

     DFS leases its executive offices, with the exception of its office facilities in Guam, which it owns. DFS also leases its retail stores, with the exception of its stores in Waikiki (Hawaii), Guam (Tumon Bay Gallerie) and Saipan, which it owns.

      LVMH owns a commercial property in Saipan, and a building in Guam where it has set up its leisure activities.

     Sephora leases its offices in Boigny, near Orléans, in the Paris region, and in San Francisco in the United States. In the countries where Sephora is present, its shops and warehouses are leased. The premises of the Champs Elysées store were acquired by LVMH in 1998 and resold by it in 2002.

     Le Bon Marché owns three buildings in Paris (with a surface of approximately 85,000 m²), most of which are used for its stores and offices, and a portion of which are rented out as offices to third parties. Le Bon Marché leases its storage facilities in Bagneux near Paris.

     Franck et Fils owns two buildings in Paris which it uses as stores; a portion of these buildings are also rented out to third parties as apartments.

     La Samaritaine owns several buildings in Paris with offices and shops, representing approximately 129,000 m². Parts of these buildings are rented to third parties. La Samaritaine also owns storage facilities in Marne La Vallée near Paris.

Other Activities

     D.I. Group, including D.I. Régie, rents offices in Paris. Sid Editions rents offices in Paris and in Poitiers, France. Radio Classique rents offices in Paris.

     LVMH headquarters which were previously housed in a building on avenue Hoche in Paris owned by LVMH (but since transferred), have moved to two buildings on avenue Montaigne in Paris and avenue Edouard Vaillant in Boulogne Billancourt which are leased by LVMH.

     LVMH owns a building in New York on 57th Street which also houses the United States offices of Parfums Christian Dior, Céline, Guerlain, Parfums Givenchy, Parfums Kenzo and Louis Vuitton Malletier. In 2001, LVMH acquired a building on 57th Street, in New York which will house a Louis Vuitton store and offices.

     Tajan rents a building on rue des Mathurins in Paris, where it has set up L’espace Tajan, which includes the company’s offices, and auction rooms.

      LVMH believes its manufacturing and storage facilities are adequate for its present needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

General

     LVMH’s business consisted in 2002 of five principal business groups: Wines and Spirits (which is comprised of champagne and wines, and cognac and spirits), Fashion and Leather Goods, Perfumes and Cosmetics, Watches and Jewelry and Selective Retailing. In addition, LVMH has interests in business and financial media companies and in auction art sales, included under “Other Activities”. The Watches and Jewelry business group was created in 1999 and was included in “Other Activities” in 1999. It has reported as a separate business group since the beginning of 2000.

     The consolidated financial statements of LVMH have been prepared in compliance with the French Law of January 3, 1985 and the new French regulation 99.02 enacted by the Comité de Réglementation Comptable, published in June 22, 1999, effective as of January 1, 2000. Regulation 99.02, has had no material impact on stockholders’ equity and earnings of LVMH. French Accounting Standards vary in certain respects from accounting principles generally accepted in the United States (“United States GAAP”). For a reconciliation with United States GAAP, see Item 17 – “Financial Statements” – Note 34 of the Notes to the Consolidated Financial Statements.

Basis for Presentation

     Critical Accounting Policies

     The preparation of the LVMH consolidated financial statements requires the use of estimates and assumptions. Those estimates and assumptions are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

     LVMH believes that of its significant accounting policies, the following may involve a higher degree of judgment or complexity:

     Brands and Goodwill

     LVMH’s brands and trademarks are of key and crucial importance to LVMH’s business.

     Notwithstanding that the brands and goodwill amounts recognized in the consolidated financial statements are significant (their combined net book values represent 36.6% of the December 31, 2002 total assets), the amounts initially recorded are subject to LVMH management’s highly sensitive estimates and assumptions as well as to a high degree of judgment, present at several levels

     The recognition of the initial values of brands and goodwill from acquired businesses in the consolidated financial statements is based upon management’s allocation of the purchase price of acquired businesses to all identified assets acquired and liabilities assumed, at fair value. The asset allocation includes management’s determination that the acquired brand is well-known and individually identifiable, with measurable value development over time. Management’s estimates are subject to the selection of the most appropriate assumptions related to prospects in terms of economic growth, potential of the acquired businesses, strategic plans, and other matters, which inherently include a high degree of complex judgment and uncertainty.

     Under French GAAP, goodwill is amortized over its estimated useful life. The useful life is estimated at the time the assets are acquired and is based on historical experience with similar assets or estimates of the period that the asset will generate revenue. For United States GAAP purposes, goodwill amortization was discontinued on January 1, 2002 in accordance with the adoption of SFAS No. 142.

     Goodwill and brands with an indefinite life are tested for impairment at each reporting unit level, on an annual basis at least and whenever changes in circumstances indicate that goodwill and brand amounts may not be recoverable. Under United States GAAP, the impairment analysis of goodwill and brands with an indefinite life is performed using the two-step approach prescribed by SFAS No. 142. The first step consists of comparing the fair value and book value of the reporting units. Fair value is assessed using the discounted future cash-flow method. When fair value is less than book value, LVMH engages in the second step which requires a valuation of the reporting unit assets and liabilities, including brands, to determine an implied fair value of the associated goodwill. This valuation is performed by external or in-house experts and if the experts’ valuation indicates that the implied fair value of the reporting unit’s goodwill is less than the carrying value of the goodwill, an impairment loss equal to the difference is recorded through the income statement.

     Under French and United States GAAP, when indicators of impairment exist, brands are tested for impairments. When the fair value of the brands is below their carrying value, an impairment loss is recognized for the difference.

     Determination of fair values is generally based on a discounted cash-flow analysis that involves a high degree of judgment and is based on sensitive assumptions for future operating performance, discount rates, economic growth, competitive conditions, and other matters. When necessary, discounted cash-flow results are reviewed and validated by external experts.

     LVMH’s net income in any given financial period may be materially impacted by a non-recurring impairment charge.

     Deferred tax assets

     The deferred tax assets recognized in the consolidated balance sheet result primarily from tax losses carried forward and temporary differences between the carrying amounts of assets and liabilities and their valuation for tax purposes.

     Recoverability of deferred tax assets recognized in the consolidated financial statements is assessed by management periodically using taxable profit forecasts and tax planning strategies as well as considering the likelihood that such forecasts will be realized. Management assumptions and historical experiences are taken into account in making these assessments.

     Should assumptions differ from actual results, LVMH’s net income in any given financial period would be materially impacted by a non-recurring allowance of deferred tax assets. On the contrary, should management determine that deferred tax assets which it previously characterized as non-recoverable may in fact be recoverable after a review of assumptions, LVMH’s net income would be impacted by a non-recurring profit.

     Investment securities

     LVMH has investments in equity securities of both public and private companies where it does not have the ability to exercise significant influence over the investee’s business.

     Under French GAAP, LVMH's policy is the same for all investments in the equity securities of both public and private companies. Investments in both public and private companies are carried at cost. If management determines that the investment is impaired, the decline in fair value is recognized in the consolidated statement of income. In estimating fair value, LVMH considers market conditions, offering prices, trends of earnings/losses, price multiples, financial position, new financing and other key measures. LVMH believes its estimates result in a reasonable reflection of the fair values of these investments.

     Under United States GAAP, investments in public companies are carried at fair value based on quoted market prices with changes in fair value recorded through the “other comprehensive income” component of stockholders’ equity, unless determined to be an other than temporary decline in the fair value, in which case the decline in fair value is recognized in the consolidated statement of income. Investments in private companies are recorded at cost unless determined to have an other than temporary decline in the fair value, in which case the decline in fair value is recognized in the consolidated statement of income.

     In the case of either investment type, for United States GAAP purposes, declines in the fair value of the investments are reviewed to determine whether they are other than temporary in nature in accordance with interpretations of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” and SEC Staff Accounting Bulletin No. 59 “Accounting for Noncurrent Marketable Equity Securities”. For public company investments, absent any other indications of a decline in value being other than temporary in nature, the LVMH’s policy is to treat a decline in the investment’s quoted market value that has lasted for more than six months as an other than temporary decline in value. LVMH’s policy is the same for private company investments, however, their fair values are estimated. In estimating fair value, LVMH considers market conditions, offering prices, trends of earnings/losses, price multiples, financial position, new financing and other key measures. LVMH believes its estimates result in a reasonable reflection of the fair values of these investments.

Consolidated Operations – 2002 as compared to 2001

     Consolidated sales for the year 2002 climbed to EUR 12,693, up 4% from the previous year. This figure only partially reflects what really occurred, since currency fluctuations against the euro, particularly the drop in the yen and then the U.S. dollar, limited the increase, which amounted to 9% at constant exchange rates.

     Net sales of the Wines and Spirits business group increased by 2%. Excluding the impact of the Pommery disposal in the first half of 2002 and at constant exchange rates, the actual growth was 11%. These figures reflect the strong recovery in demand for champagne, notably in the United States and in Europe, as well as further expansion of cognac sales in Asia, excluding Japan, and in the United States. They do not include LVMH’s interest in Millennium Import LLC which was acquired in July 2002 and accounted for using the equity method.

     In 2002, net sales for the Fashion and Leather Goods business group increased 16%, a performance chiefly reflecting 7% rise in Louis Vuitton sales at constant exchange rates, notably in Japan and in the United States. The overall change in Fashion and Leather Goods sales includes the effects of the Donna Karan consolidation as of January 1, 2002 and the full consolidation of Fendi, which had been consolidated on a proportionate basis at 50% in 2001. Sales were up 5%, after excluding the effects of changes in consolidation and at constant exchange rates.

     The Perfumes and Cosmetics business group’s net sales rose 5% in 2002, or 8% at constant exchange rates and taking into account the integration of Loewe perfumes in 2002. This increase in sales reflects the success of recent new products and increased sales in all markets, particularly in Europe. Only the United States reported a decline in sales.

     Net sales of the Watches and Jewelry business group rose 1% in 2002, or 3% at constant exchange rates, with significant advances in Japan and other Asian countries. This performance occurred against a backdrop of revamped product lines, market repositioning and a shutdown of LVMH manufacturing and distribution activities on behalf of other brands.

     In 2002, Selective Retailing net sales declined 4% overall. However, this figure masks very different situations among the individual companies. Sales at DFS fell 9% at constant exchange rates. The continued effects of the terrorist attacks of September 11, 2001, and the decline in Japanese tourist travel caused by the unfavorable parity between the yen and the dollar, negatively impacted DFS sales. Sephora’s sales rose 7% in local currencies, with the United States recording a 28% increase. Miami Cruiseline sales increased by 7% in local currencies and Le Bon Marché reported a 4% increase in sales in 2002, while net sales at La Samaritaine were down owing to a thorough revamping of the product range and disruption caused by renovation work.

     In 2002, net sales from media and art and auction businesses (included under Other Activities) were EUR 163 million, down from EUR 244 million in 2001, essentially due to the deconsolidation of Phillips at year-end 2001.

     Changes in the scope of LVMH’s consolidation, its businesses and in the monetary environment during 2002, caused a slight shift in the contribution of each business group to total net sales at current exchange rates. Selective Retailing’s share fell from 29% to 26% of the total while Fashion and Leather Goods rose from 29% to 33%. The percentages of the other business groups remained stable, with Wines and Spirits at 18%, Perfumes and Cosmetics at 18% and Watches and Jewelry at 4%. For details with respect to changes in LVMH’s consolidation, see Item 17 – “Financial Statements” – Note 3 to the Consolidated Financial Statements.

     Changes in net sales by geographic region along with changes in consolidation scope described in Item 17 – “Financial Statements” – Note 3 to the Consolidated Financial Statements (i.e. the disposal of Pommery, the consolidation of Donna Karan and full consolidation of Fendi), kept the breakdown of net sales by currency practically unchanged, even though the yen and U.S. dollar weakened against the euro. In 2002, breakdown remained as follows with the euro at 32%, the U.S. dollar at 33%, the yen at 16% and other currencies at 19%, including 5% for the Hong Kong dollar.

     Gross margin was EUR 8,130 million, representing 64% of net sales, a 2 percentage point increase from 2001 due to the favorable effect of currency hedges.

     Marketing and selling expenses rose 3% to EUR 4,705 million, a figure that changes little on a comparable structural and currency basis. This figure reflects LVMH’s increasing selectivity in its advertising campaigns and a relative decline in the number of new store openings, compared with 2001.

     In 2002, general and administrative expenses declined 2% from 2001 to EUR 1,417 million, and 4% on a comparable structural and currency basis.

     Income from operations grew 29% to EUR 2,008 million. This increase, which far exceeds that of net sales, stems from LVMH’s improved gross margin and its control of marketing and administrative expenses as mentioned above.

     Income from operations for the Wines and Spirits business group climbed 11% to EUR 750 million, a confirmation of growing volumes and margins.

     Income from operations for the Fashion and Leather Goods business group rose 2% to EUR 1,297 million after climbing 9% in 2001. Sales were adversely affected for several months in the wake of the September 11th, 2001 terrorist attacks, making any comparisons with the previous year appear unfavorable.

     The Perfumes and Cosmetics business group reported an 8% increase in income from operations to EUR 161 million. This upward trend, which occurred mainly in the second half of the year, confirms the success of new products launched over this period.

     The Watches and Jewelry business group reported a EUR 13 million loss from operations, due primarily to the aforementioned shutdown of manufacturing and distribution activities on behalf of other brands and the cost of advertising campaigns, supporting new product launches.

     The Selective Retailing business group earned a EUR 20 million income from operations versus a EUR 213 million loss in 2001. This improvement was due to the lower break-even point at DFS, which has now returned to breakeven at an operating level, the closing of Sephora in Japan and Germany, and the sharp turnaround in Sephora’s results in the United States, which are now close to break-even.

     The Other Activities business group posted a EUR 207 million operating loss in 2002, an improvement from the EUR 353 million loss reported in 2001. This includes the results from the press and media businesses, which recorded a loss due to the abrupt decline in financial advertising revenue, results from the e-Luxury.com website whose business is growing rapidly while still being unprofitable and LVMH’s central expenses. These activities also included operating losses at Phillips in 2001.

     Net financial expenses were reduced to EUR 294 million in 2002 from EUR 459 million in 2001. The decrease reflects lower interest rates, the positive cash flow generated from the disposal of LVMH’s equity stake in Gucci in 2001, asset sales conducted in 2002 and the strong increase in cash flow provided by operating activities compared to 2001.

     Other income and expenses primarily include the following items: a EUR 55 million gain from the disposal of Pommery, Hard Candy and Urban Decay as well as various properties and equity stakes in Fininfo and Grand Marnier; an additional EUR 200 million provision for the depreciation of the equity stake in Bouygues; EUR 116 million in non-recurring asset depreciation, which included EUR 41 million for inventory and EUR 55 million for intangible assets; EUR 17 million net gain from the sale of LVMH shares and changes in provisions on these shares; and finally an amount of EUR 161 million relating notably to provisions for the restructuring of Moët Hennessy’s retail network in some regions, the final cost for disposing of the residual shareholding in Phillips and the closing of certain stores.

     The average 2002 tax rate of 27% is lower than that reported in 2001 due to the use in 2002 of the tax losses from certain activities.

     LVMH’s share from investments accounted for using the equity method was a loss of EUR 18 million. This primarily reflects LVMH’s share in the results of Millennium and Bonhams, as well as its 50% stake in its joint venture with De Beers. In 2001, it also included LVMH’s share in e-Luxury.com’s results.

     Net income before amortization of goodwill and unusual items rose to EUR 818 million in 2002, from EUR 334 million at year-end 2001.

     In 2002, goodwill amortization was EUR 262 million, up from EUR 168 million the previous year. This increase results from the reduction of the amortization period for DFS to 20 years and changes in consolidation scope, particularly the integration of Fendi and Donna Karan.

     Minority interests rose from EUR 99 to EUR 131 million, primarily due to Wines and Spirits results, in which Diageo holds a 34% interest.

     LVMH reported a net income of EUR 556 million in 2002; as opposed to EUR 10 million in 2001 after EUR 156 million of unusual items.

Consolidated Operations – 2001 as compared to 2000

     Consolidated sales for the year 2001 were EUR 12,229 million, up 6% from the previous year, and 43% higher than 1999. Sales growth was 13% in the first half of 2001. However, the uncertain economic environment and the consequences of the tragic events of September in the United States weighed heavily on activity in the second half of the year, particularly in the final months of the year, which are crucial for LVMH. While sales remained steady for the European Union as a whole, with growth of 10% for the year, LVMH’s other traditional areas of activity saw their sales growth limited, with 5% growth in the United States, 4% in Japan (13% in yen) and steady sales in Asia (excluding Japan).

     The effects of this uncertain economic environment on the main business activities of LVMH varied widely. The Fashion and Leather Goods business group remained remarkable both for its 13% growth rate and for its geographic range, as Asia (including Japan) was the only region in which sales grew by less than 10%, even though sales in Japan grew 20% in yen.

     The Perfumes and Cosmetics business group expanded 8%, primarily in Europe and the United States. Sales of Wines and Spirits declined in all major markets. Despite growth of 3% in cognac, Wines and Spirits business group sales as a whole declined by 4% over 2000. The Selective Retailing business group, which grew by 6%, benefited from the growth of Sephora and the effects of the acquisition of La Samaritaine, despite the fact that DFS’ net sales declined by 10%.

     Sales for the Watches and Jewelry business group declined 11% as a result of the discontinuation of certain subcontracting activities and the market repositioning of this new business group created in late 2000.

     These changes in consolidated sales included the positive effects of changes in the scope of consolidation, which were 3%, and the negative effects of exchange rate fluctuations which were less than 0.5%. The increase in the dollar did not offset the decline in the yen. On a comparable structural and currency basis, organic growth in consolidated sales would have been 3%.

     Changes in the scope of LVMH’s consolidation, as described in Item 17 – “Financial Statements” – Note 3 to the Consolidated Financial Statements, did not have a significant impact on the breakdown of consolidated sales for the fiscal year by business group, which remained stable: Wines and Spirits 18%; Fashion and Leather Goods 30%; Perfumes and Cosmetics 18%; Watches and Jewelry 5%, and Selective Retailing 28%.

     However, the change in the economic and monetary environment slightly altered the breakdown of sales among the main invoicing currencies. The weight of the U.S. dollar declined from 35% to 32% of LVMH’s total sales, in favor of the euro, which rose from 29% to 31%. The proportion of other currencies remained stable, particularly the yen, which represented 16% of LVMH’s sales.

     In 2001, gross margin totaled EUR 7,575 million, a margin rate on total revenue of 62% which represents a decline of one point from 2000.

     Marketing and selling expenses amounted to EUR 4,568 million in 2001, an increase of 9% from 2000, and 6% on a comparable structural and currency basis. This change reflects an increase in the number of LVMH owned and managed stores, to 1,501 at the end of December 2001, primarily under the Louis Vuitton name and the Selective

Retailing brands. This increase is also the result of increased communication expenses incurred in connection with new product launches, particularly in the Perfumes and Cosmetics business group during 2001.

     In 2001, general and administrative expenses were EUR 1,447 million, an increase of 21% from 2000, or 17% on a comparable structural and currency basis.

     Income from operations totaled EUR 1,560 million in 2001, a 20% decline from 2000. Income from operations for the Fashion and Leather Goods business group was EUR 1,274 million, increasing 9% over 2000. The Wines and Spirits and the Perfumes and Cosmetics business groups reported income from operations of EUR 677 million and EUR 149 million respectively, declining by 6% and 19%, essentially for the reasons described above relating to the uncertain economic environment. However, the decline in income from the Wines and Spirits business group results from two opposing trends: a decline of 18% for champagnes and wines, but an increase of 15% for cognac. Income from operations for the Watches and Jewelry group was EUR 27 million, compared to EUR 59 million in 2000, as a result of the repositioning of its activities and products. The income from operations of the Selective Retailing business group, which was at break-even in 2000, became negative EUR 194 million in 2001. This was primarily the result of Sephora’s activities in the United States, where recently opened stores have not yet reached their break-even point. It is also the result of DFS and Miami Cruiseline having suffered a sharp year-end fall in the number of passengers, on both international flights and cruise ships. DFS was also affected by the unfavorable exchange rate of the yen against the U.S. dollar, which had a negative effect on Japanese tourists. Operating income from Other Activities, which was negative EUR 372 million, reflected both the increase in corporate expenses attributable to the growth of LVMH, and the costs of developing the international activities of Phillips, de Pury & Luxembourg. In 2001, LVMH’s internet sites, particularly Sephora.com, sharply reduced their expenses, as their development phase was largely completed.

     In 2001, net financial expenses amounted to EUR 459 million, compared to EUR 421 million in 2000. This change reflects an increase in the current net financial debt, resulting from LVMH’s expansion and its operating and financial investments.

     Dividends received from unconsolidated investments declined from EUR 45 million to EUR 21 million, mainly as a result of the reduction in June 2001 of LVMH’s interest in Diageo. In 2001, this amount mainly included ordinary dividends received from LVMH’s interest in Gucci.

     In 2001, other income and expenses included capital gains of EUR 39 million from sales of LVMH treasury Shares, and a EUR 343 million provision for depreciation of these shares held at year-end. In 2000, capital gains from LVMH’s treasury Shares totaled EUR 115 million. In 2001, other income and expenses also included the depreciation of point of sales advertising items in the Perfumes and Cosmetics business group, and the depreciation of various assets, specifically unconsolidated investments.

     The 2001 average tax rate was lower than that recorded in 2000, because of the tax use of the temporary increase in deficits for some businesses.

     Losses from equity investments amounted to EUR 42 million in 2001. This loss mainly represents LVMH’s share in results of the e-Luxury web site, and from start-up costs of LVMH’s joint venture with De Beers.

     Net income before amortization of goodwill and unusual items totaled EUR 334 million in 2001, compared to EUR 846 million in 2000.

     In 2001, amortization of goodwill, excluding unusual items, totaled EUR 168 million, compared to EUR 141 million for the previous year. This increase reflects above-mentioned changes in the scope of consolidation.

     In 2001, minority interests in net income before amortization of goodwill and unusual items was EUR 99 million, compared to EUR 179 million in 2000. This decline is related to the effects of the economic downturn on income.

     In 2001, unusual items included earnings of EUR 864 million related to the investment in Gucci shares, including a capital gain of EUR 774 million from the sale of this investment and an exceptional dividend of EUR 90 million recorded during the fourth quarter of the year. Unusual items also included a restructuring provision of EUR 446 million, including a EUR 385 million provision for Selective Retailing. Exceptional asset depreciation or amortization expenses were also recorded, including EUR 323 million for DFS goodwill, EUR 83 million for the

Bouygues investment, EUR 60 million for unconsolidated media and telecommunications investments and EUR 141 million for the impairment of the goodwill and assets of Phillips, de Pury & Luxembourg. This expense mainly corresponds to the full amortization of the related goodwill. Unusual items are presented net of their positive impact on taxes representing EUR 71 million.

     Net income totaled EUR 10 million in 2001.

Consolidated Data Discussed by Business Group for 2000, 2001 and 2002 – Geographic Information and Investments

	2002	2001	2000

	(in EUR millions)
Net Sales
Wines and Spirits	2,266	2,232	2,336
Fashion and Leather Goods	4,194	3,612	3,202
Perfumes and Cosmetics	2,336	2,231	2,072
Watches and Jewelry	552	548	614
Selective Retailing(1)	3,337	3,493	3,294
Other Activities and Eliminations(2)	8	113	63

Total	12,693	12,229	11,581

Income from Operations
Wines and Spirits	750	676	716
Fashion and Leather Goods	1,297	1,274	1,169
Perfumes and Cosmetics	161	149	184
Watches and Jewelry	(13)	27	59
Selective Retailing(3)	20	(213)	(65)
Other Activities and Eliminations(4)	(207)	(353)	(104)

Total	2,008	1,560	1,959

(1)	For comparison purposes, the 2001 figure for Selective Retailing has been restated from the EUR 3,475 million disclosed last year, to reflect the re-classification of Sephora.com from being part of Other Activities to being included in Selective Retailing as of January 1, 2002.

(2)	For comparison purposes, the 2001 figure for Other Activities has been restated from the EUR 131 million disclosed last year, to reflect the re-classification of Sephora.com from being part of Other Activities to being included in Selective Retailing as of January 1, 2002.

(3)	For comparison purposes, the 2001 figure for Selective Retailing has been restated from the EUR (194) million disclosed last year, to reflect the re-classification of Sephora.com from being part of Other Activities to being included in Selective Retailing as of January 1, 2002.

(4)	For comparison purposes, the 2001 figure for Other Activities has been restated from the EUR (372) million disclosed last year, to reflect the re-classification of Sephora.com from being part of Other Activities to being included in Selective Retailing as of January 1, 2002.

Wines and Spirits

     In 2002, net sales of the Wines and Spirits business group were slightly higher by 2% to EUR 2,266 million over 2001 (in 2001, net sales were EUR 2,232 million, slightly lower by 4% compared to 2000). Income from operations totaled EUR 750 million, up 11% from 2001 (in 2001, income from operations were EUR 676 million, down 6% from 2000). For an additional discussion of the sales performance of the Wines and Spirits business group in 2002, also see Item 4 “Information on the Company – Business Overview – Wines and Spirits – (d) 2002 Highlights.”

     The main changes in the scope of consolidation of the Wines and Spirits business group in 2002 and 2001 were as follows:

    On May 30, 2002, LVMH sold the Pommery brand and certain related assets to the Vranken Monopole group. This structural change had a two percentage points impact on the growth of the Wines and Spirit business group’s net sales. For an additional discussion of the effect of the sale of the Pommery brand, see also Item 7 – “Financial Statements” – Note 3.4 of the Notes to the Consolidated Financial Statements.

    In July 2002, LVMH acquired a 40% interest in Millenium Import LLC, a company which markets the Belvédère and Chopin vodka brands in the United States and owns a vodka distillery in Poland. This company was consolidated in accordance with the equity method as of August 1, 2002.
    From January 1, 2001, the Newton vineyards in California and the Mount Adam vineyards in Eden Valley, Australia were incorporated in the Wines and Spirits business group. These structural changes had a negligible impact on the growth of the business group’s net sales.

     The following table provides certain information on the sales and operations of the Wines and Spirits business group over the past three years:

	2002	2001	2000

Sales volume (millions of bottles):	123.0	115.2	119.1
Champagne	53.6	49.8	53.7
Cognac	42.4	40.1	38.0
Still and sparkling wines	27.0	25.3	27.4

Net sales by geographic region of destination
France	12	11	10
Europe (excluding France)	26	24	24
Americas	38	38	39
Japan	10	12	13
Asia (excluding Japan)	12	11	11
Other markets	2	4	3

Total	100%	100%	100%

Net sales (in EUR millions)	2,266	2,232	2,336

Income from operations (in EUR millions)	750	676	716
Operating margin (as a %)	33	30	31

Capital expenditures (in EUR millions)(1)	52	61	66

(1)	For 2002, includes the acquisition of intangible assets of EUR 2 million and of tangible assets of EUR 50 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. For 2001, includes the acquisition of intangible assets of EUR 2 million and of tangible assets of EUR 59 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. For 2000, includes the acquisition of intangible assets of EUR 3 million and of intangible assets of EUR 63 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets.

     Champagne

     In 2002, net sales of champagne and wines activity reached EUR 1,410 million, an increase of 3% as compared to 2001 and of 7% on a comparable structural basis (excluding Pommery). In 2001, net sales of champagne and wines totaled EUR 1,372 million, a 9% decrease from 2000.

     Income from operations in 2002 were EUR 422, an increase of 16% from 2001, essentially resulting from a growth in sales volume. In 2001, income from operations from the champagne and wines activity decreased by 18% over 2000 to EUR 364 million. This change was a result of a decline in volume sales.

     In 2002, the sales volume of all LVMH champagne brands rose 8% over the previous year and 14% on a comparable structural basis (excluding Pommery), while shipments from the Champagne region as a whole rose by 9%. This change corresponded to a sales growth of 6% in France, 15% in the European Union excluding France, 33% in the United States and 5% in the rest of the world. The sales volume of all LVMH champagne brands was 49.8 million bottles in 2001, a 7% decline as compared to 2000, while shipments from the Champagne region as a whole rose 3.7%. This change corresponded to a sales growth of 9.8% in France and 1.5% in the European Union outside France, with a decline of 16% in the rest of the world. This temporary decline in sales volume in 2001 resulted from the ongoing reduction of inventories which had been overstocked in preparation for the Millennium celebrations. It also derived from the events of September 11, which had a negative affect on premium cuvée sales.

     The market shares of LVMH brands in 2002 was 18.4%, on a constant structural basis (excluding Pommery), an increase of 0.6% as compared to 2001 (Source: CIVC). Compared with 2001, sales volume for LVMH brands in 2002 increased in the United States, Great Britain and Japan by 33%, 20% and 5%, respectively, while sales in Germany and Italy declined by 13% and 4% respectively. In France, sales increased by 1%, or 9% excluding Pommery. In 2001, the market shares of LVMH brands declined by 3.3%, to 18.9%. The change in LVMH sales volume was as follows: growth in France, Great Britain and Japan of 10%, 5% and 11%, respectively, while sales in the United States, Italy and Germany declined by 27%, 11% and 2% respectively.

     The 2002 Champagne harvest was outstanding in terms of quality and was slightly superior to that of 2001 as a result of an Appellation d’Origine Contrôlée of 12,000 kilograms per hectare (4,856 kilograms per acre), 600 kilograms of which were placed in quality reserve. The reference price per kilogram of grapes for a 100% vintage was set at EUR 4.10, a 2.5% increase from 2001. As in 2000, the 2001 harvest was remarkable for its quality level. The Appellation d’Origine Contrôlée yield was set at 10,950 kilograms per hectare (4,431 kilograms per acre). The reference price per kilogram of grapes in 2001 for a 100% vintage was set at EUR 4.00, stable in comparison to 2000.

     Still and Sparkling Wines

     In 2002, the sales volume of still and sparkling wines was 27 million bottles, up 7% from 2001. This increase was due to good sales performance in the United States and the improvement in sales by LVMH’s Argentine subsidiary, whose sales had declined in 2001 as a result of the crisis gripping that country.

     In 2001, the sales volume of still and sparkling wines was 25.2 million bottles, down 7% from 2000. This decline was primarily a result of the Argentine crisis affecting sales of LVMH’s Argentine subsidiary. The incorporation as of January 1, 2001 of Newton and MountAdam resulted in a 3% growth in sales volume for the entire still and sparkling wines activity.

     Cognac and Spirits

     In 2002, net sales of cognac and spirits totaled EUR 855 million, a slight decrease as compared to 2001 due to a negative foreign exchange effect (in 2001, net sales totaled EUR 860 million, an increase of 3% compared to 2000).

     Income from operations at EUR 328 million, represented a 5% increase from 2001 (in 2001, income from operations were EUR 312 million, a 15% increase from 2000).

     2002 was marked by sales volume growth of 6% but performances in various markets were mixed: growth of 13% in mainland China and 5% growth in the United States, where the business continued to perform well, while declining sales continued in Japan with a 18% drop. Sales of vintage cognac and spirits continued at a faster pace than younger qualities, a reversal of the trend seen in 2000 and 2001. 2001 was marked by new growth in sales volume of 6% and market by market, changes were contrasting: growth remained strong in the United States with an increase of 10% over 2000, while declining sales continued in Japan with a 12% fall as compared to 2000. Sales in 2001, of quality aged products (V.S.O.P and X.O) continued the recovery noted in 2000.

     In 2002, total Cognac region shipments increased 5% in comparison to 2001, while shipments of LVMH brands increased by 6%. LVMH market share was thus 37.7%, up 0.3 percentage points over 2001. In 2001, total Cognac region shipments remained stable compared to 2000, while shipping volumes of LVMH brands increased by 1%. LVMH market share in 2001 was thus 37.4%, an increase of 0.4 percentage points over 2000.

     Fashion and Leather Goods

     The following table provides certain information on the sales and operations of the Fashion and Leather Goods business group over the past three years:

	2002	2001	2000

Net sales by geographic region of
destination
France	10	11	11
Europe (excluding France)	16	14	14
Americas	24	19	17
Japan	33	36	37
Asia (excluding Japan)	15	18	19
Other markets	2	2	2

Total	100%	100%	100%

Net sales (in EUR millions)	4,194	3,612	3,202

Income from operations (in EUR millions)	1,297	1,274	1,169
Operating margin (as a %)	30	35	37

Capital expenditures (in EUR millions)(1)	246	210	194

(1)	For 2002, includes the acquisition of intangible assets of EUR 45 million and of tangible assets of EUR 201 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. For 2001, includes the acquisition of intangible assets of EUR 30 million and tangible assets of EUR 180 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. For 2000, includes intangible assets of EUR 25 million and tangible assets of EUR 169 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets.

     In 2002, net sales of the Fashion and Leather Goods business group totaled EUR 4,194 million, an increase of 16% over 2001 (in 2001, net sales were EUR 3,612 million, an increase of 13% over 2000).

     Income from operations totaled EUR 1,297 million, up 2% from the 2001 level (in 2001, income from operations was EUR 1,274 million, up 9% from the 2000 level). For an additional discussion of the sales performance of the Fashion and Leather Goods business group in 2002, also see Item 4 “Information on the Company – Business Overview – Fashion and Leather Goods – (f) 2002 Highlights.”

     The effect of changes in the scope of consolidation of the Fashion and Leather Goods business group in 2002 and 2001 were as follows:

    In 2002, Fendi was consolidated in the Fashion and Leather Goods business group for the full year; after a proportionate consolidation in 2001. In 2002, Donna Karan International was also consolidated in this business group, whereas in 2001, only the Donna Karan brand licensing fees paid by Donna Karan International to Gabrielle Studio were recognized. Sales in 2002 increased 5% on a comparable structural and currency basis.
    In 2001, the Fashion and Leather Goods business group benefited from the proportionate consolidation of 51% of Fendi income over twelve months instead of six months only in 2000. Royalties paid by Donna Karan International to Gabrielle Studio as a license for the Donna Karan brand were also included in this business group in 2001. Finally, the sales from the Japanese distributor of Kenzo are included as of January 1, 2001. Excluding these effects sales growth in 2001 was 8%, and 11% on a comparable structural and currency basis.

     In 2002, Louis Vuitton reported a 2% increase in volume, but overall sales suffered from the negative effects of the events of September 11, 2001 on tourist travel to destinations in the Pacific. Nevertheless, Louis Vuitton posted another good year because of sales in Japan and the United States, which increased 15% and 12% respectively. In 2001, despite the negative effects of the events of September 11, 2001 on travel to the tourist regions in the Pacific, and because of strong growth in other markets, particularly in Japan, with growth of 18% in yen, Louis Vuitton again had a very good year, with overall sales volume having increased by 10% over 2000. At year-end 2002, the Louis Vuitton retail network had 299 stores, including 42 global stores, an increase of seven stores over 2001 (at year end 2001, the Louis Vuitton distribution network totaled 292 stores, 36 of which were “global stores,” representing a network growth of 8 stores compared to the year 2000).

     In 2002, Fendi completed the restructuring of its retail network, which now includes 84 stores; it also began restructuring its production facilities. In 2001, Fendi sharply increased its sales through a purchase of distributors and the development of its network of stores, which numbered 84 at year-end 2001 compared to 17 at year-end 2000.

     In 2002, Donna Karan International began revamping its organization, which has already had a significant effect on 2002 earnings. Cost cuts were rapidly achieved in logistics, administration and sales. The retail network organized around the new strategy includes 49 directly owned stores.

     On a comparable currency basis, sales by Loewe and Céline in 2002 were up as both companies performed well on the Japanese market. In 2001, although these two brands suffered the effects in the last quarter of 2001 of the events of September 11th, their sales increased in 2001 as a whole.

     In 2002, Loewe continued to concentrate on growing its leather goods and accessories lines. Its retail network included 89 stores at year-end 2002 as compared to 94 points of sale in 2001, which was stable in comparison to 2001.

     In 2002, Céline continued to expand its ready-to-wear line based on a line of handbags with a proven record of success. Céline now manages 89 directly owned stores worldwide, as compared to 97 points of sale in 2001.

     Kenzo had a less favorable year in 2002 in terms of sales. As of January 1, 2001, Kenzo took over the activities of its women’s ready-to-wear distributor in Japan, thereby taking direct control of a network of 26 stores. The total number of Kenzo stores at year-end 2001 was 54.

     The number of Christian Lacroix licenses continued to increase, and the high-fashion segment performed very well in 2002. In 2001, Christian Lacroix developed licenses, in particular with a new ready-to-wear licensee in Japan. These licenses contributed to a sharp growth in Christian Lacroix sales in 2001 as compared to 2000.

     In 2002, Givenchy continued to restructure its brand licenses, which weighed on sales. However, the company’s expanding ready-to-wear lines proved popular. In 2001, Givenchy sales increased significantly as a result of the success of its ready-to-wear lines and accessories.

     Sales for Marc Jacobs rose by over 40% in 2002 on a constant currency basis because of the popularity of its products with U.S. and Japanese customers. In 2001, the Marc Jacobs lines experienced strong growth in the United States and Japan.

     In 2002, sales by Thomas Pink rose by 7% on a constant currency basis. Its retail network expanded from 36 stores in 2001 (primarily located in Great Britain and in the United States) to 39 stores in 2002, notably including store openings in the United States. In 2001, Thomas Pink successfully developed its men and women’s lines.

     Berluti opened two stores in 2002 and now owns eight, which explains a sharp increase in its sales. In 2001, Berluti experienced strong sales growth in its six existing stores.

     In 2002, Pucci expanded its collections and increased its sales in line with objectives. In 2001, Pucci acquired its distributor Casor, as a means of obtaining future growth.

Perfumes and Cosmetics

     The following table provides certain information on the sales and operations of the Perfumes and Cosmetics business group over the past three years:

	2002	2001	2000

Net sales by product category
Perfumes	62	61	61
Make-up	21	22	21
Beauty care products	17	17	18

Total	100%	100%	100%

	2002	2001	2000

Net sales by geographic region of destination
France	20	20	21
Europe (excluding France)	35	31	30
Americas	25	28	27
Japan	7	7	8
Asia (excluding Japan)	8	8	8
Other markets	5	6	6

Total	100%	100%	100%

Net sales (in EUR millions)	2,336	2,231	2,072

Income from operations (in EUR millions)	161	149	184
Operating margin (as a %)	7	7	9

Capital expenditures (in EUR millions)(1)	75	90	83

(1)	In 2002, includes acquisitions of intangible assets of EUR 14 million and tangible assets of EUR 61 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. In 2001, includes acquisition of intangible assets of EUR 12 million and of tangible assets of EUR 78 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. In 2000, includes acquisition of intangible assets of EUR 11 million and of tangible assets of EUR 72 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets.

     In 2002, the Perfumes and Cosmetics business group reported net sales of EUR 2,336 million, up 5% (8% on a comparable currency basis) over 2001. This increase in sales proved more robust in the last quarter of 2002 reaching 7% (12% on a comparable currency basis) as compared to 2001. Growth was driven by new products like the women’s fragrance Dior Addict, new make-up lines, and by the continued popularity of Dior’s J’Adore and Flower by Kenzo. Sales by Christian Dior, Givenchy and Kenzo rose, while sales by Guerlain were slightly down from 2001 because the company did not roll out any new products. In 2001, the Perfumes and Cosmetics business group reported net sales of EUR 2,231 million, up 8% over 2000: sales growth of the four perfume houses was favored by the successful launch of a number of new products such as the men’s perfume Higher and Dior’s Addict lipstick, by the success of Kenzo’s Flower in foreign markets and the continuing excellent performance of Dior’s J’Adore. For an additional discussion of the sales and operating performance of the Perfumes and Cosmetics business group in 2002, also see Item 4 “Information on the Company – Business Overview – Perfumes and Cosmetics – (d) 2002 Highlights.”

     In 2002, on a market by market basis, 9% growth in sales was recorded in Japan in yen and 14% growth in Asia (excluding Japan). Growth proved more moderate in France and Europe, and amounted to 4% in the United States in U.S. dollars. Sales by the recently acquired U.S. companies Bliss, BeneFit, Fresh, Urban Decay and Hard Candy rose 9% on a constant currency basis. In 2001, growth in Europe was sustained: growth in France was 6%; in Italy 7%; in Great Britain 6%; in Germany 9%. In the United States, where sales were less favorable at the end of the year, net sales were approximately the same as in 2000, as well as in Asia (excluding Japan), despite the decline in tourist travel. In Japan, sales expressed in yen also remained stable.

     In 2002, in the United States, the licensed perfume of designer Kenneth Cole was launched at the end of the year, joining the perfumes of designers Michael Kors and Marc Jacobs, which reported strong sales in Europe and Asia. In May 2003, LVMH sold its Michael Kors fragrance and beauty products business and related license agreement to Aramis Inc., a subsidiary of Estee Lauder and signed a contract to sell its Marc Jacobs and Kenneth Cole fragrance and beauty products businesses and related license agreements to Coty Inc. In 2001, within a difficult context, the U.S. cosmetics companies that were acquired in 1999 and 2000 achieved remarkable growth of 16% on a constant structural basis.

     The effects of changes in the scope of consolidation of the Perfumes and Cosmetics business group in 2002 and 2001 were as follows:

    Parfums Loewe, previously consolidated within the Fashion and Leather Goods business group, rejoined the Perfumes and Cosmetics business group in 2002.
    In 2002, in order to concentrate on its top performers, LVMH sold U.S. start-ups Urban Decay and Hard Candy.
    From January 1, 2001, the Perfumes and Cosmetics business group included the U.S. company Fresh, a developer and distributor of skin care products. This structural change had a minor impact on the business group’s revenue level.

     The overall income from operations for the Perfumes and Cosmetics business group totaled EUR 161 million, an 8% increase in comparison to 2001 (in 2001, income from operations were EUR 149 million, a decrease of 19% in comparison to 2000). The increase in 2002 resulted from the improvement of sales margins as well as good management of commercial and administrative charges while investments in communications increased in comparison to 2001. The decline noted in 2001 resulted from weak sales in the United States and Asian markets at the end of the year, as a result of slowdown in travel retail and difficult conditions in the United States related to the events of September 11, 2001 and from the ongoing long-term and necessary communication expenses incurred in the fourth quarter.

     Watches and Jewelry

     The following table provides certain information on the sales and operations of the Watches and Jewelry business group over the past three years:

	2002	2001	2000

Net sales by geographic region of destination
France	8	7	8
Americas	28	29	30
Japan	14	13	11
Asia (excluding Japan)	12	10	9
Other markets	38	41	42

Total	100%	100%	100%

Net sales (in EUR millions)	552	548	614

Income (loss) from operations (in EUR millions)	(13)	27	59
Operating margin (as a %)	(2)	5	10

Capital expenditures (in EUR millions)(1)	31	26	16

(1)	Includes acquisitions of intangible assets of EUR 4 million and of tangible assets of EUR 27 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. For 2001, includes acquisitions of intangible assets of EUR 10 million and of tangible assets of EUR 16 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. In 2000, includes acquisitions of intangible assets of EUR 2 million and of tangible assets of EUR 14 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets.

     In 2002, the Watches and Jewelry business group reported net sales of EUR 552 million, an increase of 1% from 2001 (in 2001, net sales were EUR 548 million, an 11% decline from 2000). The 2002 sales reflected a lower production volume for third party brands. For LVMH brands alone, the increase in net sales was 4%. In 2001, the decrease in sales was primarily attributable to the shutdown of subcontract manufacturing for competing brands. In addition, sales to the United States suffered a blow in the last quarter as a consequence of the events of September 11. For an additional discussion of the sales performance of the Watches and Jewelry business group in 2002, also see Item 4 “Information on the Company – Business Overview – Watches and Jewelry – (d) 2002 Highlights.”

     The effect of changes in the scope of consolidation of the Watches and Jewelry business group were as follows:

    As of January 1, 2001, this business group included the Italian company Omas, a luxury pen manufacturer and the joint venture with De Beers which was implemented in 2001. Since the De Beers joint venture’s commercial activities did not begin until 2002, the expenses of this entity were included under other income and expenses in 2001.

     In 2002, the growth in TAG Heuer sales was driven by the relaunching of the designer labels Monza, Monaco and Carrera; sales by Zenith benefited from the popularity of its lines of high-end watches at the Basle trade show; Ebel’s sales were down slightly, chiefly because of the sluggish economy in Germany and in the United States at the end of the year; and sales of Christian Dior watches rose sharply in 2002 thanks to more aggressive marketing and the introduction of two new models. In addition, in 2002, Chaumet stepped up its activities in Japan, where its jewelry line has proven very popular. The Chaumet retail network is now made up of 22 stores and directly owned “shop in the shop”; the success of the newly launched Move 1 watch from Fred helped to boost brand sales; and Omas restructured its industrial plant and began developing a new line of pens. Finally, retail sales by the De Beers joint venture began with the opening in November 2002 of a store in London.

     In 2001 the Watches and Jewelry business group continued to strengthen its commercial organization in various world markets by improving logistics, customer service and administration and implementing common resources. Finally, manufacturing was improved by strengthening the business group’s production capacity and technological resources. In 2001, the redefinition of product lines of all Watches and Jewelry brands was completed, allowing a consistent offering to clients.

     The Watches and Jewelry business group posted a loss from operations of EUR 13 million in 2002, compared with income of EUR 27 million in 2001. Income from operations totaled EUR 27 million compared to EUR 59 million in 2000, a decrease of 54%. In 2002, this decline was attributable to the sharp drop in production activities for non-LVMH brands and to an increase in marketing expenditures for LVMH brands.

     Selective Retailing

     The following table provides certain information on the sales and operations of the Selective Retailing business group over the past three years:

	2002	2001	2000

Net sales by geographic region of destination
France	26	25	21
Europe (excluding France)	9	8	6
United States	37	36	39
Asia	23	26	29
Other markets	5	5	5

Total	100%	100%	100%

Net sales (in EUR millions)	3,337	3,493	3,294

Income from operations (in EUR millions)	20	(213)	(65)

Capital expenditures (in EUR millions)(1)	75	207	299

(1)	In 2002, includes acquisitions of intangible assets of EUR 10 million and of tangible assets of EUR 65 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. In 2001, includes acquisitions of intangible assets of EUR 20 million and of tangible assets of EUR 187 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets. In 2000, includes acquisitions of intangible assets of EUR 17 million and of tangible assets of EUR 282 million, in each case, before accounting for variations in receivables payable on sales or purchases of intangible and tangible assets.

     In 2002, the Selective Retailing business group reported net sales of EUR 3,337 million, a decrease of 4% over 2001 (in 2001, net sales were EUR 3,493 million, a 6% increase over 2000). For an additional discussion of the sales performance of the Selective Retailing business group in 2002, also see Item 4 “Information on the Company –Business Overview – Selective Retailing – (c) 2002 Highlights.”

     The effect of changes in the scope of consolidation of the Selective Retailing business group in 2002 and 2001 were as follows:

    In addition to DFS, Miami Cruiseline, Le Bon Marché, La Samaritaine, and all of Sephora’s business in Europe and the United States, this business group now includes the Sephora.com website, which in 2001 was consolidated with the Other Activities business group.

    From January 1, 2001, this business group included the Parisian department store La Samaritaine. The consolidation of this company contributed 4% to net sales growth.

     The decline in 2002 sales for the Selective Retailing business group was primarily the result of a 9% drop on a constant currency basis in sales by DFS In 2002, the Singapore Galleria was opened, rapidly draining a large number of customers, both tourists and local residents. DFS began reducing structural costs at year-end 2001; this had a full-year effect in 2002, and contributed to a slight profit at year-end 2002. In 2001, DFS sales declined by 10% compared to 2000. The events of September 11, 2001 had a strong impact on DFS performance in the final quarter of 2001, particularly on its sales in the tourist regions of Hawaii, Guam and Saipan, and Las Vegas, San Francisco and Los Angeles in the United States. Income from operations, which was near break-even at the end of September 2001, thus declined to negative figures by year-end 2001. A decision was quickly made to close points of sale that had become structurally loss-making, such as those in Las Vegas and Union Square in San Francisco. A large-scale restructuring was undertaken, which allowed a reduction in the business’s fixed operating costs. These restructuring costs had been posted in 2001 under unusual items. For a further discussion of this restructuring, see Notes 11 and 28 of the Consolidated Financial Statements.

     In 2002, sales by Miami Cruiseline Services increased by 7% in local currency. After declining fourth quarter 2001 sales attributable to the events of September 11, travel on the cruise ships on which Miami Cruiseline operates shops increased substantially in 2002.

     Sephora’s sales in Europe and the United States rose 8% in 2002. Sales rose dramatically in the United States, with a 28% increase in dollars. The Sephora.com website operating in the United States now included in this business segment reported 50% growth in sales in 2002. In 2001, Sephora consolidated its positions in Europe and the United States with revenue growth of 23% on a constant currency and structural basis.

     The number of stores managed by Sephora totaled 476 by the end of 2002 (468 at year-end 2001). The leading countries in terms of number of stores were France with 181 stores (177 at year-end 2001), followed by Italy with 108 (107 at year-end 2001), the United States with 72 (72 at year-end 2001), Greece with 42 (40 at year-end 2001), Poland with 31 (27 at year-end 2001) and Spain with 18 (17 at year-end 2001). In 2001, in Japan and Germany LVMH decided to close all points of sale, as these markets had not proven to be profitable. In the United States, where sales increased by 14% on a constant-store basis, commercial restructuring measures taken, to reduce the network’s fixed expenses. These restructuring costs were posted under unusual items.

     In 2002, Le Bon Marché continued to attract new consumers on a regular basis, reporting a 4% increase in sales. Sales by La Samaritaine were down from 2001 after certain unprofitable departments were shut down and replaced by men and women’s ready-to-wear departments. In 2001, Le Bon Marché’s growth in sales continued in comparison to 2000, thereby demonstrating the appropriateness of the distribution concept implemented by that store. In turn, La Samaritaine began in 2001, a process of renovation, as a means of obtaining growth.

     The Selective Retailing business group reported operating income of EUR 20 million, as compared to a loss of EUR 213 million in 2001 (a sharp decline from 2000).

     Other Activities

     In 2002, this business group included the media unit managed by D.I. Group (formerly Desfossés International), the eLuxury website business, which was fully consolidated in 2002 after being consolidated as a 50% equity affiliate in 2001, the Tajan firm consolidated from January 1, 2002, and the Art & Auction magazine business. In 2002, this business group also included the Phillips auction house business. In addition, headquarters expenses and the elimination of intra-group sales and margins especially, among businesses in the Selective Retailing business group were included in this category. In 2001, Other Activities also included the e-commerce site Sephora.com.

     In 2002, Other Activities reported net sales of EUR 8 million (in 2001, net sales were EUR 113 million, a 79% increase over 2000).

     In 2002, the D.I. Group media sales by La Tribune and Investir were down from 2001. This decline is due to a reduction of more than 20% in advertising revenues. Distribution fell less dramatically because, in the case of La Tribune, of the introduction of a new format in the second half of 2002. Sales by Radio Classique and Sid Editions publisher of Défis magazine, held steady in 2002. In 2002, the new format of Connaissance des Arts, which was recently consolidated within the D.I. Group, led to better circulation and an increase in advertising revenues. The System TV company, which specializes in audio-visual productions, posted higher sales in 2002. The 33% interest owned by LVMH in LV & Co (MFM and FM radio stations) was sold in the second half of 2002 under favorable terms. Total sales for the D.I. Group were down 12% from 2001. In 2001, D.I. Group expanded the product offer of each of its media in order to offer a broad audience of decision-makers a complete publishing line, particularly coverage of economic and financial news. The media companies La Tribune, Investir and Radio Classique saw their advertising revenue decline in the second half of 2001 as a result of the economic slowdown. However, the activity levels of Défis magazine and System TV were not affected, and Jazzman and Le Monde de la Musique, both leaders in their field, increased their circulation in 2001. Certain interests taken in 1999 and 2000 in the video domain were depreciated in 2001.

     In January 2001, LVMH transferred the Victoire Multimedia business to Jet Multimedia group in exchange for 479,125 shares in Jet Multimedia with a guaranteed price. This disposal gave rise to a capital gain of EUR 25 million before taxes.

     The net income for the D.I. Group was negative in 2001. Management took measures to cut costs without sacrificing the quality of its written and musical offerings, which limited the increase in operating losses suffered by that business in 2002.

     e-Luxury, the web site for luxury goods, had been successfully launched in the second half of 2000. In December 2001, the 50% stake in e-Luxury had been increased to 99.99%, through subscription to a capital increase, thus giving rise to goodwill of EUR 45 million, corresponding to the value of the clientele and prior site development costs. e-Luxury was accounted for using the equity method as of January 1, 2001 and was fully consolidated at December 31, 2001. In 2002, e-Luxury, the luxury products sales website in the United States, emerged as the leading company in this market with an increase in sales of 47 % over 2001.

     Based on an agreement of May 2002, LVMH’s interest in Phillips was reduced from 75% to 27.5%, and its controlling interest was sold to the company’s former directors, Daniella Luxembourg and Simon de Pury. This decision was in line with the strategy of Phillips, de Pury & Luxembourg, which was not targeting size but was focusing on the quality of its offerings. The transaction also reflected LVMH’s desire to concentrate on the development of luxury products. Thus, it was logical and practical for the company’s two principals to take effective control at that time. The impact of this agreement on LVMH’s December 31, 2001 financial statements was a total expense of EUR 141 million recorded as unusual items. This amount mainly represented the full depreciation of the previously recorded goodwill. Within the scope of this agreement, LVMH restored in 2002 the Phillips group’s financial situation by cancelling its debt. In return, LVMH received Phillips’ fixed assets and inventories. Phillips was deconsolidated as from January 1, 2002, as its activity over the first few months of the year was not significant.

     In a tough auction sales market, in 2002 Tajan, acquired late in 2001 and consolidated as from January 1, 2002 emerged as the top auction house in France.

     Other Activities reported an operating loss of EUR 207 million (in 2001, EUR 353 million, a decline of 239% from 2000).

     Investments

     LVMH’s investment strategy is focused on the development of brands. This strategy is implemented through the acquisition of brands with strong potential and the development of existing LVMH brands. Selective retailing brands are also acquired and developed, as long as such acquisitions present synergies with existing brands particularly in terms of distribution control.

     LVMH brand acquisitions completed over the past three years are discussed in detail in Item 17 – “Financial Statements” Note 3 to the Consolidated Financial Statements. The major acquisitions during this period are noted below by business group:

    in the Fashion and Leather Goods business group Thomas Pink, Fendi and Donna Karan International were acquired;
    in the Watches and Jewelry business group TAG Heuer, Ebel, Zénith and Chaumet were acquired which allowed LVMH to establish the Watches and Jewelry business group;
    in the Selective Retailing business group La Samaritaine and various perfume and cosmetics retailers (Boidi and Carmen in Italy, Beauty Shop in Greece) were acquired.

      The ownership of brands, particularly prestigious brands, requires constant capital expenditures in two areas:

    communication, for maintaining or developing brand image and gaining market share, and research and development, particularly in the Wines and Spirits and Perfumes and Cosmetics business groups.

     Over the past three years, communication expenses represented a total of EUR 3,698 million with EUR 1,443 million spent in 2002, EUR 1,371 million spent in 2001 and EUR 1,331 million in 2000. These expenses essentially correspond to the costs of advertising campaigns, especially for new product launches.

     Costs related to research and development activities, incurred during this period totaled EUR 84 million.

     In addition to investments in the intangible assets represented by brands, LVMH’s primary operating capital expenditures focus on the development of its retail network and manufacturing units. Stores are owned by the Fashion and Leather Goods business group, which partially, or exclusively in the case of Louis Vuitton, assume their own distribution; by the Selective Retailing business group; and to a more limited extent, by the Perfumes and Cosmetics and Watches and Jewelry business groups. Other than Selective Retailing, all business groups include production units. Operating investments represented EUR 2.4 billion over the past three years.

LIQUIDITY AND CAPITAL RESOURCES

     During 2002, the main areas of focus of LVMH’s financial policy were as follows:

•	Reduction of liabilities and consolidated financial debt. Thus, LVMH sold off treasury shares, Pommery shares, various non-consolidated long-term investments, and several properties. Combined with the substantial funds generated in 2002 by operations, these sales significantly reduced consolidated debt, beyond the forecasts made early in the year. Thus, net long-term debt was reduced by 22% in 2002, from EUR 8,272 million at year-end 2001 to EUR 6,483 million at year-end 2002.

•	Improvement of financial structure based on the following key indicators:

	–	high level and increase in shareholders’ equity;
	–	reduction in gross and net debt;
	–	continued increase in the long-term portion of net debt;
	–	substantial cash on hand and marketable securities;
	–	financial flexibility, based on a significant reserve of confirmed lines of credit;
	–	potential liquidity from interests owned in listed companies.

•	A prudent foreign exchange and interest rate risk policy designed chiefly for hedging the risks generated directly and indirectly by LVMH’s operations or investments. Regarding currency risks, LVMH continued to favor hedges on exporting companies in the form of call options or tunnels, which can limit the negative impact if a currency falls while retaining the upside if the currency rises. Despite the weakness in the U.S. dollar, this strategy was used successfully to obtain hedge rates for the U.S. dollar and the Japanese yen that were generally more advantageous than the average rates for the year.

  In the case of the U.S. dollar, the hedge rate obtained in 2002 was even more advantageous than the 2001 rate.

    Publication of Standard & Poor’s long-term rating of BBB+ for LVMH, in addition to the A-2 short-term rating published for a number of years. In a volatile and troubled financial environment, this additional transparency without even a public bond issue was welcomed by the market.

    Full compliance with financial covenant ratios. As is the standard practice for syndicated loans, LVMH made commitments to comply with certain financial ratios. Based historically on “gearing” (the ratio of net debt to shareholders’ equity), these ratios now involve “leverage ” (the ratio of debt to EBITDA). These ratios are currently far below the critical thresholds, so that LVMH enjoys a wide degree of financial flexibility with respect to these commitments.

    Reduction of financial expense. Net financial expense declined considerably in 2002 amounting to EUR 294 million, a 36% reduction from EUR 459 million in 2001. This reduction is due to a decrease of slightly more than 10% in average net debt and, especially, to a decline in interest rates, notably on the U.S. dollar. LVMH benefited from falling interest rates in 2002 thanks to an interest-rate management policy with strong emphasis on floating rate loans combined, where applicable, with options instruments designed to take advantage of favorable trends while offering protection from any pronounced adverse movements.

    A dynamic policy of dividend payments to shareholders, reflecting LVMH’s confidence in the future. An interim dividend of EUR 0.22 was paid in December 2002; and a dividend (excluding the dividend tax credit) of EUR 0.80 per share was paid for the period, up 6.7% over the previous year. Thus, total dividend payments to shareholders by LVMH amounted to EUR 392 million for the year 2002, before the effect of treasury shares.

Consolidated Statements of Cash Flows – 2002

     The consolidated statement of cash flows, included in the consolidated statements, details the major financial flows for the year.

     Net cash provided in 2002 by operating activities before changes in current assets and liabilities amounted to EUR 1,518 million, compared with EUR 919 million one year earlier, an increase of 65%. This change is due primarily to the increase in net income.

     A change in working capital requirements in 2002 generated financial resources of EUR 436 million. This performance is due to disciplined management of inventories and customer accounts, especially in the Fashion and Leather Goods and Perfumes and Cosmetics business groups. Trade payables also contributed a positive EUR 82 million to changes in cash flow.

     In 2002, total cash provided by operating activities amounted to EUR 1,954 million, far more than the EUR 574 million figure for 2001.

Net cash used in investing activities amounted to EUR 724 million in 2002.

     In 2002, operating investments represented a cash outlay of EUR 559 million (including acquisitions of intangible assets of EUR 80 million and tangible assets of EUR 479 million), compared with EUR 984 million (including acquisitions of intangible assets of EUR 80 million and tangible assets of EUR 904 million) in 2001. The 43% reduction from last year reflects the fact that non-recurring real estate acquisitions which occurred in 2001 were not renewed, as well as an increased selectivity in investments, and a focus on LVMH key brands, starting with Louis Vuitton.

     In 2002, financial investments (acquisitions of other investments and changes in other non-current assets) represented EUR 274 million for the year, and the remaining net effects of changes of consolidated companies accounted for EUR 160 million. In particular, the effects on LVMH’s cash position of the scheduled payment for the Prada stake in Fendi amounted to EUR 180 million and, together with the amount devoted to the acquisition of Millennium Import LLC, exceeded the proceeds from the sale of Pommery.

     Conversely, sales of fixed assets (non-financial assets and un-consolidated investments) had a positive impact of EUR 269 million on cash flow in 2002. This sum was generated primarily by the sale of real estate assets and of shares in Fininfo, Marnier Lapostolle and Gant.

     Disposals of treasury Shares by LVMH, net of acquisitions, generated an inflow of EUR 516 million, compared with a disbursement of EUR 13 million in the previous year.

     At the same time, capital increases by LVMH, paid for by minority shareholders, generated inflows of EUR 13 million.

     Dividends paid in 2002, excluding these related to treasury shares, totaled EUR 349 million, including EUR 246 million paid out in June for the remainder of the 2001 dividend, and EUR 103 million in December as an interim dividend for 2002. In addition, the minority shareholders of the consolidated subsidiaries received EUR 23 million in dividends.

     After all operating and investing activities and after payment of dividends, surplus cash amounted to EUR 1,387 million.

     This largely positive balance enabled LVMH to amortize loans and long-term debt in very substantial amounts (a total of EUR 2,408 million) and to limit new loans and long-term borrowings.

     Bond issues and subscriptions and long-term debt generated EUR 523 million. LVMH continued to diversify its investor base and to take advantage of medium-term private placement opportunities up to EUR 236 million within its Euro Medium Term Notes program.

     Debt reduction focused primarily on short-term debt, with commercial paper outstandings reduced by EUR 1,390 million during the year.

      At the end of the year, cash and cash equivalents totaled EUR 544 million.

     LVMH believes that working capital is sufficient for its present requirements: cash on hand, internally generated cash flows and available credit will be sufficient to cover LVMH’s anticipated cash flow requirements.

Consolidated Statements of Cash Flows – 2001

     The consolidated statement of cash flows, included in the consolidated financial statements, details the major financial flows of the year.

     Financing requirements, as a result of operating and investing activities, and after payment of dividends during the period, amounted to EUR 809 million. These needs, as well as those relating to the amortization of financial loans and debts, were met through new loans and financial debts, a large proportion of which were long-term.

     Net cash provided in 2001 by operating activities before changes in current assets and liabilities amounted to EUR 919 million. Changes with respect to 2000 resulted primarily from the decline in net income, which was partially offset by the increase in depreciation and amortization.

     Working capital requirements increased by EUR 345 million. Specifically, the changes in inventory and accounts payable led to the need for EUR 383 million in cash. This change specifically reflects the partial restoration of Louis Vuitton inventory, which was reduced in 2000 to an insufficient level, and a gradual increase in the direct distribution of certain brands in the Fashion and Leather Goods or Watches and Jewelry business groups. It is also the result of the economic slowdown at year-end in certain activities.

     In all, operating activities gave rise to a net cash inflow of EUR 574 million, compared with EUR 859 million in 2000.

     Net cash used in investing activities amounted to EUR 894 million, or EUR 217 million if the effects of the reclassification of securities are excluded. Indeed LVMH’s stake in Bouygues was reclassified from short-term investments in 2000 to long term investments in 2001.

     LVMH operating investments constituted a cash disbursement of EUR 984 million (including acquisitions of intangible assets of EUR 80 million and of tangible assets of EUR 904 million). They primarily included the increase in Louis Vuitton’s production capacity, the development of DFS and Louis Vuitton distribution networks, and real estate investments. Investments in the Fashion and Leather Goods and the Selective Retailing business groups accounted for roughly 60% of total LVMH investments in 2001.

     Acquisitions of consolidated companies and other investments totaled EUR 1,073 million in 2001. Specifically, the cash impact of the acquisitions of Gabrielle Studio and Donna Karan International represented EUR 436 and EUR 206 million. The effect of purchasing Prada’s interest in Fendi was EUR 40 million, with the balance being subject to deferred payment. The effect of the La Samaritaine acquisition was EUR 112 million.

     Sales of fixed assets generated proceeds of EUR 2,271 million. This amount mainly resulted from the sale of LVMH’s interest in Gucci, which contributed some EUR 2,122 million to this positive effect.

     LVMH’s purchases of treasury Shares, net of disposals, represented EUR 13 million in 2001, compared with EUR 339 million in 2000.

     During the same period, capital increases subscribed by minority shareholders generated inflows of EUR 38 million.

     In 2001, dividends paid by LVMH, not including Shares held in treasury, totaled EUR 343 million, EUR 243 million of which was distributed in June 2001 as the balance for fiscal year 2000, and EUR 100 million of which was distributed in December 2001 as an interim dividend for fiscal year 2000. In addition, dividends paid to minority shareholders of the consolidated subsidiaries, primarily Diageo with respect to its holding in Moët Hennessy, totaled EUR 171 million.

      Repayments on short-term borrowings and long-term debt amounted to EUR 2,294 million.

     Issuances of borrowings and financial debt generated proceeds of EUR 2,469 million. LVMH pursued its policy of lengthening its debt maturity, primarily by issuing bonds, the volume of which totaled EUR 1,950 million in 2001. In particular, in February 2001 three-year bonds with a par value of EUR 800 million, and in June 2001 seven-year bonds with a par value of EUR 500 million were issued. In addition, LVMH’s Euro Medium-Term Notes program set up under French law in 2000 allowed LVMH to issue numerous bonds totaling EUR 650 million. LVMH’s recourse to short-term financial debt was lower in 2001, with the issuance of commercial paper declining by EUR 833 million during the financial year.

     Following these operations, change in cash flow is thus a positive EUR 248 million, and cash, cash equivalent and short-term investments remain at a high level. As of December 31, 2001, taking into account LVMH Shares held outside option plans, LVMH’s available cash and liquid investments had a book value exceeding EUR 2.2 billion.

     LVMH believes that working capital is sufficient for its present requirements: cash on hand, internally generated cash flows and available credit will be sufficient to cover LVMH’s anticipated cash flow requirements.

Financial Structure – 2002 as compared to 2001

     In 2002, liabilities were reduced and LVMH’s financial structure was improved. As a result of significant funds provided by operating activities, asset disposals, and the decline in the U.S. dollar against the euro, LVMH reduced its net long-term debt significantly.

     As of December 31, 2002, LVMH’s total consolidated assets totaled EUR 21,417 million, a 10% reduction from the EUR 23,832 million as of December 31, 2001.

     Total fixed assets totaled EUR 13,490 million, compared with EUR 14,280 million at year-end 2001, representing 63% of the total balance sheet compared to 60% the previous year.

     Intangible fixed assets held steady at EUR 7,830 million, compared with EUR 7,824 million at year-end 2001. Brands and other fixed assets decreased slightly, accounting for EUR 4,199 million compared with EUR 4,308 million the previous year. Goodwill after amortization rose slightly to EUR 3,631 million, compared with EUR

3,516 million at year-end 2001, as a result of the first consolidation of Donna Karan and the purchase of certain minority interests of Fendi, despite the regular amortization of goodwill and the effects of the fall of the U.S. dollar exchange rate against the euro in 2002.

     Tangible fixed assets net of depreciation, decreased to EUR 3,850 million, compared with EUR 4,208 million at year-end 2001. This decline is due to disposals, including Pommery and several real estate assets, as well as the effects of currency exchange variations. Operating investments for the year were substantially reduced and were focused on the store network.

     Long-term investments fell to EUR 1,810 million, compared with EUR 2,248 million a year earlier. This decrease reflects mainly the consolidation of Donna Karan and changes in the value of the stake owned in Bouygues, as well as, conversely, the increase in LVMH shares held for more than one year.

     Inventories totaled EUR 3,427 million, compared with EUR 3,655 million at year–end 2001. This change reflects robust year-end sales, the favorable effect of exchange rate variations and sound inventory control in most of LVMH’s business groups, despite continued efforts to rebuild Louis Vuitton inventories.

     Cash, cash equivalents and short-term investments decreased to EUR 872 million from EUR 1,417 million at December 31, 2001. The book value of this item was EUR 1,166 million including LVMH short-term shares held by it outside option plans.

     In 2002, stockholder’s equity, before allocation of earnings, rose to EUR 7,070 million, compared with EUR 6,901 million a year earlier.

     Minority interests, consisting primarily of Diageo’s 34% interest in Moët Hennessy and Fendi family interests in Fendi, held steady at EUR 1,772 million. Acquiring a portion of the minority interests in Fendi was offset by the minority share in the profit for the year.

     Total stockholder’s equity and minority interests before allocation of earnings therefore amounted to EUR 8,842 million, or 41% of the total consolidated balance sheet.

     Long-term liabilities at year-end amounted to EUR 5,974 million, including EUR 4,776 million in long-term financial debt. In relation to the total balance sheet, this item fell slightly to 28% down from 30% at year end 2001.

Permanent capital totaled EUR 14,816 million and exceeded the amount of fixed assets.

     Short-term liabilities totaled EUR 6,601 million at December 31, 2002, compared with EUR 8,026 million at year-end 2001, essentially due to the reduction in short-term borrowings, which were EUR 2,578 million at year end 2002 compared with EUR 4,003 million at year-end 2001. This item represented 31% of the total balance sheet, down from 34% at year-end 2001.

     Total short and long-term debt, net of cash, cash equivalent and short-term investments, as of December 31, 2002, amounted to EUR 6,483 million. It accounted for 73% of stockholders’ equity and minority interests compared with 95% at December 31, 2001.

     The debt reduction policy instituted at year-end 2001 with the sale of the interest in Gucci, was substantially continued, with net financial debt falling by EUR 1,789 million.

     After deducting the market value of the Bouygues stake and the treasury shares not allocated to stock option plans, net financial debt was EUR 5,786 million or 66% of shareholders’ equity.

     Borrowings maturing in more than one year as a proportion of total net debt increased and now represent 74% of total net debt.

     Confirmed credit lines totaled approximately EUR 4.6 billion. Only EUR 0.9 billion was drawn at year-end 2002. Thus, undrawn confirmed credit lines greatly exceed the cover of the commercial paper program, which outstanding had been reduced to EUR 1,447 million as of December 31, 2002 from EUR 2,837 million a year earlier.

Financial Structure – 2001 as compared to 2000

     LVMH’s total consolidated assets as of December 31, 2001 was EUR 23,832 million, a 3% increase on the 2000 level.

     Total fixed assets amounted to EUR 14,280 million, compared to EUR 13,000 million at year-end 2000. This represented 60% of the total balance sheet, compared with 56% in 2000.

     Intangible fixed assets totaled EUR 7,824 million, compared with EUR 7,257 million at year-end 2000. Brands and other intangible fixed assets totaled EUR 4,308 million, compared to EUR 3,415 million a year earlier; this increase resulted from the consolidation of the investments in Gabrielle Studio (Donna Karan), La Samaritaine, Newton Vineyards, MountAdam, and the additional investment in Fendi. Goodwill net of depreciation fell to EUR 3,516 million, compared to EUR 3,842 million at year-end 2000, primarily because of the extraordinary depreciation in 2001 of the DFS goodwill.

     Tangible fixed assets net of depreciation, however, represented EUR 4,208 million, compared to EUR 3,367 million, because of the acquisitions that took place in 2001, particularly that of La Samaritaine, as well as operating investments, specifically in the Louis Vuitton, DFS and Sephora distribution networks.

     The stability of long term investments at EUR 2,248 million, versus EUR 2,376 million last year, results from the decrease of unconsolidated investments and other investments due to the sale of LVMH’s interest in Gucci, offset by the reclassification under long-term investment of the investment in Bouygues, as well as the increase in LVMH treasury Shares held for more than one year allocated to stock option plans.

     Inventories amounted to EUR 3,655 million, as compared to EUR 3,382 million at 2000 year-end, due to the gradual recreation of Louis Vuitton inventories, the take-over of direct distribution of certain brands and the slowdown of certain activities at the end of the financial year.

     Cash, cash equivalents and short-term investments remained high, at EUR 1,417 million as of December 31, 2001. Including LVMH treasury Shares not allocated to stock option plans, this amount would be EUR 2,270 million.

     In 2001, stockholders’ equity remained stable, totaling EUR 6,901 million at year-end 2001 before allocation of earnings, compared to EUR 7,031 million at year-end 2000.

     Minority interests, primarily consisting of Diageo’s 34% interest in Moët Hennessy and Fendi family interests in Fendi, increased to EUR 1,800 million at year-end 2001, compared to EUR 1,481 million one year earlier. This change resulted primarily from Fendi’s full consolidation as of December 31, 2001.

     Total stockholders’ equity and minority interests therefore totaled EUR 8,701 million, representing 36% of the total balance sheet.

     Long-term financial debt, including repackaged notes, increased to EUR 5,686 million, compared with EUR 3,844 million at year-end 2000. The portion of long-term financial debt within net financial debt totaled 69%, thereby continuing the medium-term consolidation of LVMH debt.

     Short-term financial debt fell to EUR 4,003 million, compared with EUR 5,568 million, reflecting a decline in the issuance of commercial paper.

     Total short and long-term financial debt, net of cash, cash equivalents and short-term investments (stricto sensu), totaled EUR 8,272 million at year-end 2001. It represented 95% of stockholders’ equity and minority interests, compared with 87% at year-end 2000. When including the market value of LVMH’s stake in Bouygues and of LVMH’s treasury Shares not allocated to stock option plans, this ratio was 79%.

     In 2001, LVMH will continue its policy begun in 2001 with the sale of Gucci’s shares of reducing financial debt.

     Confirmed lines of credit totaled approximately EUR 5.3 billion. They were mostly undrawn, and constitute both a reserve of available cash and the back-up of the commercial paper program, which totaled EUR 2,837 million outstanding as of December 31, 2001, compared with EUR 3,670 million one year earlier.

Contractual Obligations Table

     The following represent the contractual obligations and commercial commitments of LVMH as of December 31, 2002:

	Payments and Commitments Due or Expiring per Period

		Less than 1
		year	2-3 years	4-5 years	After 5 years
Contractual Obligations	Total	(2003)	(2004-2005)	(2006-2007)	(After 2007)

Long Term Debt	4,828	274	2,633	1,287	634
Capital Lease Obligations (1)	531	16	33	28	454
Operating Leases	2,251	321	565	477	888
Concession Fees	916	263	369	118	166
Commercial Purchase Obligations	429	212	143	64	10
Share Purchase Commitments(2)	756	373	55	225	103
Tangible Asset Purchase Obligations	104	93	7	4	--
Securitization	260	260	--	--	--
Guarantees (2)	195	25	7	17	146
Undrawn Confirmed Lines of Credit	3,709	1,874	510	1,125	200

(1)	These amounts include interest payments of EUR 387 million.
(2)	Where the term is conditional, the maximum date has been used.

Events Subsequent to Year End 2002

     In the first quarter of 2003, LVMH increased its investment in Fendi to 84% by acquiring shares representing 17.2% of that company’s capital for the amount of EUR 190 million.

     As of the end of February 2003, LVMH:

    had sold its 36% stake in Michael Kors’ fashion and leather goods business for 13.9 million U.S. dollars;
    had sold its remaining 27.5% investment in Phillips for a symbolic one U.S. dollar. This operation had no additional impact other than the ones already recorded for 2002 as discussed above in Item 5 – “Consolidated Data Discussed by Business Group for 2000, 2001 and 2002 – Geographic Information and Investments – Other Activities”;
    had increased its equity investment in Rossimoda from 45% to 97% for the amount of EUR 32.5 million.

     In May 2003, LVMH sold its Michael Kors fragrance and beauty products business and related license agreement to Aramis Inc., a subsidiary of Estee Lauder for US $22 million, and signed a contract to sell its Marc Jacobs and Kenneth Cole fragrance and beauty products businesses and related license agreements to Coty Inc.

      In June 2003, LVMH sold its entire interest in Thomas Hine & Co. for EUR 15 million.

Outlook for 2003

     In an unstable geopolitical context, LVMH continues to focus its efforts on the development of its leading brands. While it continues to watch international economic trends, LVMH is accelerating measures designed to improve profitability and gain market shares.

     The geographic distribution of its businesses, the power of LVMH’s brands, the motivation of its teams, its policy of innovation, and the quality of its products should strengthen the leadership of LVMH in the global luxury market in 2003. At the annual shareholders’ meeting in May 2003, LVMH confirmed its objective for 2003 to achieve tangible growth of operating income in 2003 and give priority to cash generation.

     SARS struck the East Asian and South East Asian regions beginning in early 2003. As a result, tourism was severely lower in these regions and somewhat lower in other parts of the world. LVMH’s management expects this decrease in tourism to have an impact primarily on DFS operations. LVMH is taking vigorous cost cutting measures and expects that tourism may improve significantly before the important September-to-December period. For a further discussion of the effects of SARS please see Item 3 – “Key Information – Risk Factors”.

Auditors’ Fees

     LVMH’s statutory auditors are Ernst & Young Audit (“Ernst & Young”) and COGERCO-FLIPO, member of the Deloitte Touche Tohmatsu network (“COGERCO-FLIPO”). Ernst and Young were first appointed as auditors in June 1986; their current term began in June 1998 and will expire on the day of the LVMH annual general shareholders’ meeting for 2003. COGERCO-FLIPO were first appointed as auditors in June 1996; their current term began in June 1998 and will expire on the day of the LVMH annual general shareholders’ meeting for 2003.

     Under French law, LVMH is required to disclose the fees it paid in 2002 to its statutory auditors responsible for signing the company’s financial statements. The table below shows such fees but does not include amounts paid by LVMH to its other auditors or accounting firms for services performed by such entities in 2002.

	Ernst & Young		Deloitte Touche Tohmatsu

	Amount	%	Amount	%

		(in EUR thousands, except percentages)
Audit
Statutory	11,415	87	1,320	64
Related assignments	852	7	550	26

	12,267	94	1,870	90
Other services
Legal, tax, social	622	5	220	10
Other	142	1	--	--

	764	6	220	10

Total	13,031	100	2,090	100

RESEARCH AND DEVELOPMENT

     LVMH actively engages in research and development activities relating both to its introduction of new products and production processes and to the improvement of its existing products and processes. In 2002, the most significant research efforts were conducted in the areas perfumes and cosmetics. For a further discussion of LVMH’s research and development activities in the Perfumes and Cosmetics business group see Item 4 – “Information on the Company–Business Overview – (3) Perfumes and Cosmetics – (b) Research in perfumes and cosmetics.” Research and development costs relating to scientific research expenses and development of new products amounted to EUR 36 million in 2002, EUR 27 million in 2001 and EUR 21 million in 2000. Research and development costs relating to packaging and design amounted to EUR 47 million in 2002, EUR 37 million in 2001 and EUR 40 million in 2000.

TREND INFORMATION

Most Significant Trends Since the Latest Financial Year

     At the end of March 2003, net sales totaled EUR 2,803 million, up 6% on a comparable structural and exchange rate basis from the end of March 2002.

     This organic growth occurred at the level of income from operations with higher than budgeted growth due in particular to the exceptional success of Louis Vuitton, which posted a double-digit increase in volume during the first quarter of 2003. In addition, the negative foreign exchange impact on income from operations was offset by the effects of currency hedges entered into by LVMH.

     The Champagne and Wines business group, after growth of more than 30% over the same period in 2001, is once again posting organic growth in 2003. Cognac volumes, in particular, are recording significant growth in the United States.

     In the Fashion and Leather Goods business group, Louis Vuitton continues to gain market shares and opened its first store in New Delhi, India in March 2003.

     Within the Perfumes and Cosmetics business group, Christian Dior is showing significant growth, driven primarily by the success of the latest line of skincare products. Net sales for the business group were up 6% in the first quarter of 2003.

     In Selective Retailing, DFS has implemented a set of measures intended to adjust its cost structure to the weakness of international tourism. Sephora is recording the same positive trends as last year, with double-digit growth in net sales in the United States on a same-store basis.

     Net sales by business group at the end of March 2003 were as follows:.

			Change in currencies (as %):
	At March 31,	At March 31,
(in EUR millions)	2003	2002	current(2)	stable(2)

Wines and Spirits	407	457	(11)	3
Fashion and Leather Goods	1,068	1,081	(1)	11
Perfumes and Cosmetics	486	499	(3)	6
Watches and Jewelry	97	122	(20)	(12)
Selective Retailing	745	780	(5)	7
Other Activities and eliminations	—	17	na	na

Total	2,803	2,956	(5)	6

Trends and Uncertainties of the Current Financial Year

     For a discussion of the trends and uncertainties of the current financial year, see “Operating Results – Outlook for 2003” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

     The orientation of LVMH’s business is currently determined by a Board of Directors consisting of 16 members. The members of the Board of Directors are elected by LVMH’s shareholders.

The members of LVMH’s Board of Directors are as follows:

			Year of Initial	Expiration
Name	Position	Age	Appointment(1)	of Term

Mr. Bernard Arnault	Chairman and Chief Executive Officer	54	1988	2004
Mr. Antonio Belloni	Member and Group Managing Director	49	2002	2005
Mr. Antoine Bernheim(2)	Vice Chairman	78	1988	2006
Mr. Jean Arnault	Member	83	1988	2004
Mr. Nicolas Bazire	Member	45	1999	2005
Mr. Nicholas Clive Worms(2)	Member	60	1988	2004
Mr. Diego Della Valle(2)	Member	49	2002	2005
Mr. Michel François-Poncet(2)	Member	68	1987	2005
Mr. Albert Frère	Member	77	1997	2006
Mr. Jacques Friedmann(2)(3)	Member	70	2003	2005
Mr. Pierre Godé	Member	58	1989	2006
Mr. Gilles Hennessy	Member	54	1990	2005
Mr. Arnaud Lagardère(4)	Member	42	2003	2006
Mr. Jean Peyrelevade(2)	Member	63	1995	2004
Lord Powell of Bayswater	Member	61	1997	2006
Mr. Felix G. Rohatyn	Member	75	2001	2004

(1)	Dates indicate the year of appointment to the Board of Directors created on May 25, 1992 or, if prior to May 25, 1992, to the then existing “Organes de Direction”, as the case may be.
(2)	Independent Director.
(3)	Replaces Mr. Cornelis H. van der Hoeven who resigned from the Board of Directors as of March 5, 2003.
(4)	Mr. Arnaud Lagardère was appointed on May 15, 2003.

     Under French law governing a société anonyme, the Board of Directors sets guidelines for LVMH’s business and ensures the implementation of such guidelines. Pursuant to LVMH’s statuts, members of the Board of Directors are elected for a term of three years and may be reelected indefinitely.

     The charter for the Board of Directors specifies that at least four of its members must be outside Directors with no business ties to LVMH, and that no more than four Directors or permanent representatives of legal entities may be drawn from non-LVMH companies in which the Chairman or a Director acting as a Managing Director or as a Deputy Managing Director of LVMH holds a corporate office. Each Director must hold at least 500 Shares in registered form for his entire term of office. Each Director is committed to attending Board meetings and shareholders’ meetings on a regular basis. Repeated absenteeism without cause may, upon proposal by the Nominating and Compensation Committee, lead to the early termination of a Director’s term. All Directors must inform the Chairman of any potential or existing conflict of interest and any transactions entered into with an LVMH company in which they have a stake, and must abstain from voting on any matter in which they directly or indirectly have a personal interest.

     Upon the recommendation of the Board of Directors, a maximum of nine Advisors may be elected by LVMH’s shareholders from among the shareholders for a term of three years to consider and advise the Board of Directors or its Chairman on questions submitted to them. Mr. Kilian Hennessy is the current Advisor to the Board. He was initially appointed in 1988 as an Advisor and his appointment expires in 2004. Mrs. Brigitte Chandon-Moët and Mr. Ghislain de Vogüé served as Advisors to the Board from 1990 until May 2001.

     The Board of Directors met four times in 2002.

     The following is a summary of the business experience and certain other positions held by members of the Board of Directors of LVMH during 2002:

     Mr. Bernard Arnault has been chairman and chief executive officer of LVMH since January 1989 and a member of the Board since September 1988. He is also chairman and chief executive officer of Montaigne Participations et Gestion, France and chairman of the board of directors of Christian Dior, France. Mr. Arnault is chairman of the board of directors of Société Civile du Cheval Blanc, France and a member of the board of directors of Christian Dior Couture, France, Moët Hennessy Inc., USA and LVMH Moët Hennessy Louis Vuitton (Japan) KK, Japan. He is the permanent representative of the company Montaigne Participations et Gestion, as director of Financière Agache, France. Mr. Arnault is also the legal representative of Montaigne Participations et Gestion, as president of Gasa Développement, France, and Financière Saint Nivard, France. Mr. Arnault is also president of Group Arnault SAS, France and a member of the supervisory committee of Financière Jean Goujon, France. Mr. Arnault is the son of Mr. Jean Arnault, another LVMH Director.

     Mr. Antonio Belloni has been group managing director since September 2001 and a member of LVMH’s Board of Directors since May 2002. He is also managing director of LVMH Inc., USA and is a member of the board of directors of Acqua di Parma, Italy; De Beers LV Limited, Great Britain; DFS Group Limited, Bermuda; DFS Holdings Limited, Bermuda; DFS Group LP, USA; DFS Guam LP, Guam; and Fendi, Luxembourg.

     Mr. Antoine Bernheim is vice chairman of LVMH and has been a member of LVMH’s Board of Directors since September 1988. Mr. Bernheim is also a partner with Lazard LLC, USA and chairman of the board of Generali, Italy. Mr. Bernheim is also a member of the board of directors of the following companies: Bolloré Investissement, France; Christian Dior, France; Christian Dior Couture, France; Ciments Français, France; Eurazeo, France; Generali France Holding, France; Rue Impériale, France; AMB, Germany; BSI, Switzerland; EA-Generali, Austria; Intesa S.p.a, Italy; and Mediobanca, Italy.

     Mr. Jean Arnault has been a member of LVMH’s Board of Directors since September 1988. Mr. Arnault is also chairman and chief executive officer of Omnium Lyonnais d’Etudes, France and a member of the management committee of Group Arnault SAS, France. He also serves as deputy managing director and is a member of the board of directors of Montaigne Participations et Gestion, France. Mr. Arnault is president of Heliantis, France and serves as a member of the board of directors of the following companies: Belle Jardinière, France; Christian Dior Couture, France; Financière Agache, France; Montaigne Finance, France; and Parfums Christian Dior, France. Mr. Arnault is also the legal representative of Montaigne Participations et Gestion, as president of Financière Saint Nivard, France and Gasa Développement, France. Mr. Arnault is the father of Mr. Bernard Arnault, Chairman and Chief Executive Officer of LVMH.

     Mr. Nicolas Bazire has been a member of LVMH’s Board of Directors since May 1999 and has been a member of the Executive Committee, Development and Acquisitions, since 1999. Mr. Bazire is also chairman of the board of directors of Limited Partners, Rothschild et Cie Banque, France and chairman of the supervisory board of LVMH Fashion Group, France. He is executive director of Groupe Arnault SAS, France and a member of the board of directors and deputy managing director of Montaigne Participations et Gestion, France. Mr. Bazire is a member of the board of directors of the following companies: DI Group, France; Europatweb, France; and Ipsos, France. Mr. Bazire is vice-chairman and a member of the supervisory board of Tajan, France. He is also president of GA Investissements, France and MPG Investissements, France. He is also legal representative of Montaigne Participations et Gestion, as president of Gasa Développement, France and Financière Saint Nivard, France. Mr. Bazire is manager of Bourville, France and a member of the management committee of Paul Doumer Automobiles, France.

     Mr. Nicholas Clive Worms has been a member of LVMH’s Board of Directors since September 1988. He is also chairman of the supervisory board of Worms & Cie, France; president of Worms 1848, France; and chairman of the board of directors of Worms & Co. Ltd., Great Britain, and Worms & Co. Inc., USA. Mr. Clive Worms is a member of the board of directors of Financière des Services Maritimes, France; Infabanque, France; Unibail, France; and Haussman Holdings, NV, Curaçao.

     Mr. Diego Della Valle has been a member of LVMH’s Board of Directors since May 2002. He is also chairman and chief executive officer of Tod’s SpA, Italy. Mr. Della Valle is a member of the board of directors of Acqua di Parma, Italy and Le Monde Europe, France.

     Mr. Michel François-Poncet has been a member of LVMH’s Board of Directors since September 1987. He is also president of BNP Paribas, Switzerland, vice chairman of the board of directors of BNP Paribas, France and vice president of Pargesa Holding SA, Switzerland. Mr. François-Poncet is a member of the supervisory board of Axa, France and a member of the board of directors of the following companies: Finaxa, France; Schneider Electric SA, France; BNP Paribas U.K. Holdings Ltd., Great Britain; Erbé, Belgium; Power Corporation of Canada, Canada; and Vittoria Assicurazioni, Italy.

     Mr. Albert Frère has been a member of LVMH’s Board of Directors since May 1997. He is also chairman of the board of directors of Erbé S.A., Belgium; Frère-Bourgeois S.A., Belgium and Petrofina S.A., Belgium. Mr. Frère is also chairman of the board of directors and deputy director of Groupe Bruxelles Lambert S.A., Belgium. He is honorary manager of the National Bank of Belgium and vice chairman, deputy director and member of the management committee of Pargesa Holding S.A., Switzerland. He serves as vice chairman of the board of directors of Suez, France and is a member of the board of directors of Société Civile du Cheval Blanc, France. He also serves as vice president of the supervisory board of Métropole Télévision “M6”, France. Mr. Frère is a permanent representative of the company Belholding Belgium SA, as a member of the management committee of Groupe Arnault SAS, France. He is also a member of the international committee of Assicurazioni Generali S.p.A., Italy and of the international advisory board of Power Corporation of Canada, Canada.

     Mr. Jacques Friedmann has been a member of LVMH’s Board of Directors since March 2003. He is also chairman of the guidance council of Quai Branly Museum, France and chairman of the board of directors of Association de la Galerie du Jeu de Paume, France. Mr. Friedmann is also a member of the supervisory board of LVMH Fashion Group, France and a member of the board of directors of BNP Paribas, France and TotalFinaElf France.

     Mr. Pierre Godé has been a member of LVMH’s Board of Directors since January 1989 and has been an Advisor to the Chairman and Chief Executive Officer since 1989. He is chairman and chief executive officer of Financière Agache, France; and Raspail Investissements, France. Mr. Godé is also a member of the executive board and managing director of LVMH Fashion Group, France and a member of the management committee of Montaigne Finance, France. He is also executive director of Groupe Arnault SAS, France and a member of the board of directors and deputy managing director of Le Bon Marché, France. He is a member of the board of directors of the following companies: Christian Dior Couture, France; Christian Dior, France; Montaigne Participations et Gestion, France; SA du Château d’Yquem, France; Société Civile du Cheval Blanc, France; Christian Dior Inc., USA; LVMH Moët Hennessy Louis Vuitton Inc., USA; LVMH Moët Hennessy Louis Vuitton (Japan) KK, Japan; and LVMH Services Limited, Great Britain. He is permanent representative of the following companies: Financière Agache as a director of Parfums Christian Dior, France; Le Bon Marché, Maison Aristide Boucicaut, as a director of Franck & Fils, France; Louis Vuitton Malletier, as a director of Belle Jardinière, France; and LVMH as a director of DI Group, France. Mr. Godé is president of Sèvres Investissements, France, and Financière Jean Goujon, France. Mr. Godé is the legal representative of Financière Agache, as president of Aristide Boucicaut, France; and as manager of Lamourelle Paris, France and of Sevrilux, France; and LVMH as a member of the management committee of Sofidiv, France.

     Mr. Gilles Hennessy has been a member of LVMH’s Board of Directors since June 1990. He is chairman of the board of directors of Jas Hennessy & Co. Ltd., Ireland; and a member of the board of limited partners of Jas Hennessy & Co., France and Veuve Clicquot Ponsardin, France. Mr. Hennessy is a member of the board of directors of France Champagne, France; Moët Hennessy UK Ltd., Great Britain; and Moët Hennessy, Shanghai, China. He is also the permanent representative of Jas Hennessy & Co., as a member of the board of limited partners of Champagne Moët & Chandon, France. He is also manager of LVMH Wine and Spirit Deutschland GmbH, Germany. Mr. Hennessy is the son of Mr. Kilian Hennessy, Advisor to LVMH’s Board of Directors.

     Mr. Arnaud Lagardère has been a member of LVMH’s Board of Directors since May 2003. He is manager of Lagardère SCA, France and chairman and chief executive officer of Hachette SA, France and Lagardère Thématiques, France. Mr. Lagardère is also vice chairman and deputy managing director of Arjil Commanditée – ARCO, France; a member of the board of directors and deputy managing director of Lagardère Capital & Management, France; vice chairman of the supervisory board of Banque Arjil & Compagnie, France; a member of the supervisory board of Virgin Stores SA, France. He also serves as a member of the board of directors of the following companies: Canalsatellite, France; Fondation Hachette, France; France Télécom, France; Hachette Livre, France; Hachette Distribution Services, France; Hachette Filipacchi Médias, France; Société d’Agences et de Diffusion, France; Matra Hachette Général (SAS), France; and Lagardère Sociétés (SAS), France. Mr. Lagardère is president of the following companies: Lagardère, France; Lagardère Active, France; Lagardère Active Broadband, France; and Lagardère Images, France. He is also deputy managing director of Lagardère Active Broadcast, France; permanent representative of Lagardère Active Publicité as a member of the board of directors of Lagardère Active Radio International, France; and representative of Hachette SA as a member of the management committee of Sédi TV – Téva, France. He is also manager of Lagardère Active Publicité France; Lagardère Elevage, France; and Nouvelles Messageries de la Presse Parisienne, France; and co-manager of I.S.-9, France.

     Mr. Jean Peyrelevade has been a member of LVMH’s Board of Directors since June 1995. He is chairman of the board of directors of Crédit Lyonnais, France and a member of the supervisory board of Lagardère SCA, France.

Mr. Peyrelevade is also a member of the board of directors of Bouygues, France; Suez, France; and Power Corporation of Canada, Canada.

     Lord Powell of Bayswater has been a member of LVMH’s Board of Directors since May 1997. He is chairman of the board of directors of Sagitta Asset Management, Great Britain and LVMH Services Limited, Great Britain. He is a member of the board of directors of the following companies: Financière Agache, France; British Mediterranean Airways, Great Britain; Caterpillar Inc., USA; J. Rothschild Name Co. Ltd., Great Britain; Falgos Investments Ltd., Great Britain; Mandarin Oriental International Ltd., Bermuda; Matheson & Co. Ltd., Great Britain; Schindler Holding, Switzerland; Textron Corporation, USA; Singapore Millennium Foundation Limited, Singapore; and Yell Group Ltd, Great Britain.

     Mr. Felix G. Rohatyn has been a member of LVMH’s Board of Directors since May 2001. He is chairman of LVMH Inc., USA and vice chairman of Carnegie Hall, USA. He is also a member of the board of directors of Fiat S.p.A., Italy; and Suez, France. Mr. Rohatyn is also a member of the supervisory board of Lagardère SCA, France and of Publicis, France.

     The following is a summary of the business experience and certain other positions held by the Advisor of LVMH’s Board of Directors:

     Mr. Kilian Hennessy has been an Advisor to LVMH’s Board of Directors since September 1988. Mr. Hennessy was previously a member of the Board from 1971 to 1988. He is honorary chairman of Jas Hennessy & Co., France and a member of the board of directors of Parfums Christian Dior, France.

Executive Officers

     The table below sets forth the names of the members of the Executive Committee, which was created in 1998 and which is now LVMH’s principal management body, their current responsibilities and the dates they were first appointed to an executive position with LVMH.

		Year of Initial
Name	Responsibility	Appointment

Mr. Bernard Arnault	Chairman and Chief Executive Officer	1989
Mr. Antonio Belloni	Group Managing Director	2001
Mr. Nicolas Bazire	Development and Acquisitions	1999
Mr. Edward Brennan	Travel Retail	2000
Mr. Yves Carcelle	Fashion and Leather Goods	1989
Mr. Patrick Choël	Perfumes and Cosmetics	1996
Mr. Pierre Godé	Advisor to the Chairman and CEO	1989
Mr. Patrick Houël	Finance	1987
Mrs. Concetta Lanciaux	Advisor to the Chairman and CEO, Synergies,	1990
	Group Representative Italy
Mr. Pierre Letzelter	Sephora	1994
Mr. Christophe Navarre	Wines and Spirits	1997
Mr. Philippe Pascal	Watches and Jewelry	1994
Mr. Daniel Piette	LV Capital	1990
Mr. Bernard Rolley	Operations	1998

      Mr. Bernard Arnault. See “Board of Directors” above.

      Mr. Antonio Belloni. See “Board of Directors” above.

     Mr. Nicolas Bazire. See “Board of Directors” above.

     Mr. Edward Brennan. Mr. Brennan has been a member of the Executive Committee, Travel Retail since 2000 and has served as Chief Executive Officer of DFS since 2000. Mr. Brennan previously served as president of DFS USA region and president and executive vice president of DFS Hawaii region. He has also worked as store manager at Macy’s Northeast.

     Mr. Yves Carcelle. Mr. Carcelle has been a member of the Executive Committee, Fashion and Leather Goods, since 1998. From 1990 to 2000, he held the position of chairman and chief executive officer of Louis Vuitton

Malletier. In addition, since 2001, Mr. Carcelle has been the chairman of the executive board of the LVMH Fashion Group. Mr. Carcelle previously served as chairman and chief executive officer of Descamps (DMC Group) .

     Mr. Patrick Choël. Mr. Choël has been a member of the Executive Committee, Perfumes and Cosmetics, since 1998 and was Chairman and Chief Executive Officer of Parfums Christian Dior from 1996 to 1998. Since 1996, Mr. Choël has held the position of Senior Vice-President. Prior to joining LVMH Mr. Choël served as president and chief executive officer of Cheeseborough Ponds. Mr. Choël began his career at Unilever.

      Mr. Pierre Godé. See “Board of Directors” above.

     Mr. Patrick Houël. Mr. Houël has been a member of the Executive Committee, Finance, since 1998. He was appointed chief financial officer of LVMH in 1987. In addition, Mr. Houël has served as a director of LVMH Moët Hennessy Louis Vuitton Inc. since 1996 and has been a director, chairman and chief executive officer of Sofidiv S.A.S. since 1990. Previously, Mr. Houël served as financial director of Moët Hennessy and Jas Hennessy and worked for Crédit Lyonnais.

     Mrs. Concetta Lanciaux. Mrs. Lanciaux has been a member of the Executive Committee, Synergies, Advisor to the Chairman, Group Representative Italy since 2001. She has been employed by LVMH since 1990 as Executive Vice-President, Human Resources. Previously, Mrs. Lanciaux has been appointed as Senior Vice-President Human Resources of LVMH. Prior to joining LVMH Mrs. Lanciaux who holds a PhD was a Professor at Carnegie Mellon University, Pittsburgh, Pennsylvania and worked for Intel Corp. Europe as Vice-President Human Resources and for Financière Agache.

     Mr. Pierre Letzelter. Mr. Letzelter has been a member of the Executive Committee, Sephora, since 2001. He has been employed by LVMH and has held the title of Senior Vice President since 1994. Mr. Letzelter served as president of Moët & Hennessy from 1996 to 1999 and as president of Moët & Chandon from 1994 to 1996. Previously, he also worked for Petit Bateau, Yves Rocher and L’Oréal.

     Mr. Christophe Navarre. Mr. Navarre has been a member of the Executive Committee, Wine and Spirits, since April 2001. He joined LVMH as Chairman and Chief Executive Officer of Jas Hennessy & Co. in 1997 and previously held positions at Esso Group and served as managing director of Interbrew.

     Mr. Philippe Pascal. Mr. Pascal has been a member of the Executive Committee, Watches and Jewelry, since 2001. Mr. Pascal held the position of Chairman and CEO of Moët Hennessy from 1999 to 2001. Previously he was Chairman and Chief Executive Officer of Veuve Clicquot, a position he held since joining LVMH in 1994. Prior to working with LVMH Mr. Pascal worked for Seagrams’ champagne business unit as managing director and for Sopexa.

     Mr. Daniel Piette. Mr. Piette has been a member of the Executive Committee, LV Capital, since 1998. He currently holds the title of Senior Vice-President and has been employed by LVMH in a variety of positions since 1990. Since September 1996, Mr. Piette has been a director of Sofidiv S.A.S. Mr. Piette served as a director of LVMH Moët Hennessy Louis Vuitton Inc. from 1996 to 2000. Prior to working with LVMH, Mr. Piette worked for DMC group as branch managing director.

     Mr. Bernard Rolley. Mr. Rolley has been a member of the Executive Committee, Operations, since 1998 with the title of Senior Vice President. In addition, since 2000, Mr. Rolley served as a director of LVMH Moët Hennessy Louis Vuitton Inc. Prior to working with LVMH, Mr. Rolley served as chief financial officer of Carnaud Metalbox and worked for Valeo.

COMPENSATION

     In 2002, LVMH’s Board of Directors received compensation and fringe benefits as follows:

	Fixed Compensation	Variable Compensation	Directors’ Fees
Name	(in EUR)(2)	(in EUR)(2)	(in EUR)

Mr. Bernard Arnault	705,852	631,291	84,300
Mr. Jean Arnault	--	--	46,397
Mr. Nicolas Bazire(1)	460,893	505,202	42,150
Mr. Antonio Belloni(1)(4)	1,009,303	398,733	28,100
Mr. Antoine Bernheim	--	--	126,450
Mr. Nicholas Clive-Worms	--	--	63,225
Mr. Diego Della Valle	--	--	28,100
Mr. Michel François-Poncet	--	--	84,300
Mr. Albert Frère	--	--	63,225
Mr. Pierre Godé(1)	310,476	1,641,907	70,795
Mr. Gilles Hennessy(1)	153,868	--	63,225
Mr. Cornelis H. van der Hoeven	--	--	42,150
Mr. Jean-Marie Messier	--	--	42,150
Mr. Jean Peyrelevade	--	--	42,150
Lord Powell of Bayswater	131,711	--	42,150
Mr. Felix G. Rohatyn	131,391	--	42,150
Mr. Myron Ullman(3)	--	--	10,538

(1)	Has also received advantages in the form of a company car.
(2)	Amounts are those paid by LVMH and companies it controls within the meaning of article L. 233-16 of the French Code de Commerce, after deduction of French social charges (including Contribution Sociale Généralisée and Contribution au Remboursement de la Dette Sociale) calculated at the fixed rate of 10%, and of French personal income tax at the marginal rate of 49.58%.
(3)	Mr. Myron Ullman retired from the Board of Directors on March 6, 2002.
(4)	Mr. Antonio Belloni was appointed to the Board of Directors on May 15, 2002. Mr. Belloni's employment agreement with LVMH provides for a base salary of EUR 2,286,000 per year and benefits upon termination of his employment. Pursuant to the agreement, dated May 14, 2001, upon termination by LVMH without cause or upon resignation with good reason, Mr. Belloni is entitled to an indemnification equal to two years base salary and may keep all vested share options and up to two years unvested share options previously awarded to him. If Mr. Belloni leaves LVMH without good reason he will be eligible to keep his vested share options and a portion of special stock option grant shares granted to him. The agreement provides for an annual incentive bonus, yearly housing allowance, the grant of stock options pursuant to the LVMH stock option plans and other benefits including insurance, a car and driver, family travel allowance and relocation assistance.

     In 2002, LVMH paid a total amount of EUR 951,888 in directors’ fees to members of its Board of Directors and its Advisor. The total aggregate compensation paid by LVMH in 2002 to members of its Executive Committee (including those who are members of the Board of Directors) as a group was approximately EUR 33.2 million. In addition, as discussed in “Share Ownership” below, in 2002, LVMH granted options to certain of its Directors and executive employees (including members of its Executive Committee).

     LVMH’s shareholders set the total amount of director’s fees paid to the members of the Board of Directors. This amount is distributed to the directors and the advisers, if any, on recommendation of the Nominating and Compensation Committee upon consideration of various factors, including the members’ attendance rate. Exceptional fees can be granted among members of the Board of Directors in compensation for special assignments or specific tasks borne within the various committees. The amount of such exceptional fees is determined by the Board of Directors, and provided to the statutory auditors of LVMH.

     A portion of the compensation paid to members of the Executive committee and key members of management is based on the operating income, cash flow and return on capital allocated to the business groups and companies managed by the relevant executives, as well as their individual performance. This variable portion generally represents between one-third and one-half of their total compensation.

     In general, LVMH incurs certain costs related to its employees’ and executive officers’ retirement programs, medical costs and similar obligations. A majority of these obligations are imposed by French law on employers, while LVMH also chooses to provide supplemental benefits to some of its employees and executive officers. In 2002, the total amount incurred by LVMH with respect to such supplemental benefits amounted to EUR 46 million.

BOARD PRACTICES

     The Board of Directors has appointed two committees: the Performance Audit Committee and the Nominating and Compensation Committee. Committee members are appointed for indefinite terms as long as they remain members of the Board.

Performance Audit Committee

     The Performance Audit Committee is comprised of Messrs. Michel François-Poncet, Nicholas Clive Worms and Gilles Hennessy. Mr. François-Poncet is chairman of the Committee. He was appointed to the Committee on January 29, 1998 and has been chairman since January 20, 1999. Mr. Clive Worms was appointed to the Committee on January 20, 1999. Mr. Gilles Hennessy was appointed to the Committee on January 29, 1998.

     The Performance Audit Committee held five meetings in 2002.

Internal Rules of the Performance Audit Committee

     Structure of the Committee

(i)	The Performance Audit Committee shall be made up of three directors, at least two of whom shall be independent directors. Its members shall be appointed by the Board of Directors.

(ii)	The Board of Directors shall appoint a Chairman of the Committee from among its members.

(iii)	Neither the Chairman of the Board of Directors nor any director performing the duties of Chief Executive Officer or Deputy Managing Director of LVMH may be a member of the committee.

(iv)	A director may not be appointed as a member of the Committee if the Chairman of the Board of Directors or a director serving as Chief Executive Officer or Deputy Managing Director of LVMH is already a member of a corresponding Committee in the company in which the first director holds a position as a corporate officer.

     Role of the Committee

(i)	The missions of the Committee are to:

	–	ensure the relevance and permanence of the accounting principles followed by the company and the transparent application of such principles,

	–	verify the existence, adequacy, and application of internal procedures in this area,

	–	review the parent company and consolidated financial statements, including off-balance sheet items, before they are submitted to the Board of Directors,

	–	analyze changes in consolidation perimeter, debt, and foreign exchange or interest rate hedging of LVMH,

	–	review the findings and recommendations of the outside auditors,

	–	be aware of major agreements entered into by any company of the group and any agreements involving one or more companies in the group with one or more third-party companies in which a director of LVMH is also an executive officer or major shareholder,

	–	assess any instances of conflict of interest that may affect a director and recommend suitable measures to prevent or correct them,

	–	verify the quality of the information provided to shareholders.

(ii)	The Chairman of the Board of Directors or the directors serving as Chief Executive Officer or as Deputy Managing Director may consult the Committee to seek an opinion on the appointment or renewal of the statutory and outside auditors.

(iii)	The Committee shall issue an opinion on LVMH’s auditors’ fees.

(iv)	The Committee may also make recommendations to the management on general priorities and guidelines for the internal audit.

Operating procedures of the Committee

(i)	A director’s agreement to serve on the Committee shall imply that he will devote the necessary time and attention.

(ii)	The Committee shall meet at least twice a year, without the Chairman of the Board of Directors or any directors serving as Chief Executive or Deputy Managing Director, eight days before the Board of Directors’ meetings in which the agenda includes a review of the annual and semi-annual parent company and consolidated financial statements.

(iii)	If necessary, the Committee may be required to hold special meetings, when an event occurs that may have a significant effect on the parent company or consolidated financial statements.

(iv)	Any document submitted to the Committee in connection with its responsibilities shall be considered confidential as long as it has not been made public by the company.

(v)	The proceedings of the Committee are confidential and shall not be discussed outside the Board of Directors.

(vi)	Decisions of the Committee shall be made by simple majority vote and shall be deemed to have been reached as a board.

(vii)	A report shall be made on every meeting of the Committee.

Prerogatives of the Committee

(i)	The Committee shall report on its work to the Board of Directors. It shall submit to the Board its findings, recommendations and proposals.

(ii)	The Committee may request any and all accounting, legal or financial documents it deems necessary to carry out its responsibilities.

(iii)	At its request, and outside the presence of the Chairman of the Board, the Chief Executive Officer or any Deputy Managing Director of LVMH, the Committee may interview the executives and managers in the company, in particular those who are responsible for preparing the financial statements and for conducting the internal audit, as well as the outside auditors.

Compensation of Committee members

     The Committee members and its Chairman may receive a special director’s fee, the amount of which shall be determined by the Board of Directors and charged to the total financial package allocated by the Shareholders’ Meeting.

Nominating and Compensation Committee

     The Nominating and Compensation Committee is comprised of Messrs. Antoine Bernheim, Albert Frère and Kilian Hennessy. Mr. Bernheim is chairman of the Committee and was appointed on January 29, 1998. Mr. Frère was appointed to the Committee on January 29, 1998. Mr. Kilian Hennessy was appointed to the Committee on January 29, 1998.

     The Nominating and Compensation Committee met three times in 2002. The Committee issued recommendations concerning compensation of and stock options granted to LVMH’s officers and directors. In addition, the Committee gave advice with respect to candidates for the Board of Directors.

Internal Rules of the Board’s Nominating and Compensation Committee

        Structure of the Committee

(i)	The Board’s Nominating and Compensation Committee shall be made up of at least three directors and/or advisors. The majority of its members shall be independent. Its members shall be appointed by the Board of Directors.

(ii)	The Board of Directors shall appoint a Chairman of the Committee within its members.

(iii)	Neither the Chairman of the Board of Directors, nor any directors serving as Chief Executive Officer or Deputy Managing Director of LVMH, or who are compensated by any LVMH subsidiary, may be a member of the committee.

(iv)	A director may not be appointed as a member of the Committee, if the Chairman of the Board of Directors or a director serving as Chief Executive Officer or Deputy Managing Director of LVMH is already a member of a corresponding committee in the company in which the first director serves as a corporate officer.

        Role of the Committee

(i)	After conferring with the Chairman of the Board of Directors, the Committee is responsible for issuing, after review, opinions on applications for the positions of director and advisor, ensuring that the company’s Board of Directors includes prominent independent persons outside the company.

(ii)	The committee’s opinion may also be sought by the Chairman of the Board of Directors or by any directors serving as Chief Executive Officer or Deputy Managing Director, with respect to potential members of the group’s Executive Committee or management positions in its major subsidiaries.

(iii)	After review, the Committee shall make recommendations on the distribution of directors’ fees paid by the company, and on the compensation, in-kind benefits and stock options granted to the company’s Chairman of the Board, Chief Executive Officer and Deputy Managing Director.

(iv)	The Committee shall issue an opinion on the compensation and in-kind benefits granted to the company’s directors and advisors by the group or its subsidiaries, and on the fixed or variable, immediate or deferred compensation and incentive plans for the group’s senior executives.

(v)	The Committee shall draft and propose to the Board of Directors a biographical notice on each director for publication in the Annual Report.

(vi)	The Committee shall prepare a statement summarizing the directors’ fees actually paid to each director.

(vii)	The Committee shall prepare a draft report every year for the Annual Shareholders’ Meeting, which it shall submit to the Board of Directors, on the compensation of corporate officers and any stock options granted or exercised by said officers in the previous year. The report shall also list the top ten employees in the company receiving and exercising the most options.

(viii)	Changes in compensation shall be tied to performance and the intrinsic value of the company.

        Operating procedures of the Committee

(i)	A director’s agreement to serve on the Committee implies that he will devote the necessary time and energy.

(ii)	The Committee shall meet whenever necessary, either at the initiative of the Chairman of the Board of Directors, or the director serving as Managing Director, or of two Committee members.

(iii)	The proceedings of the Committee are confidential and shall not be discussed outside the Board of Directors.

(iv)	Decisions by the Committee shall be made by simple majority vote and shall be deemed to have been reached as a board.

Prerogatives of the Committee

(i)	The Committee shall report on its work to the Board of Directors. It shall report to the Board its findings, recommendations and proposals.

(ii)	If necessary to carry out their responsibilities, the members of the Committee may request any and all available information.

(iii)	Any unfavorable opinion issued by the Committee on any proposal must be made on justifiable grounds.

     Compensation of the members of Committee

     The members of the Committee and the Chairman may receive a special director’s fee, the amount of which shall be determined by the Board of Directors and charged to the total financial package allocated by the Shareholders’ Meeting.

EMPLOYEES

     As of December 31, 2002 the total number of employees was 55,812 as compared to 53,795 as of December 31, 2001 and 51,127 as of December 31, 2000. The following table sets forth the number of employees, by job category, as of December 31:

		2002	2001	2000

By business group
Wines and Spirits		4,801	5,089	5,154
Fashion and Leather Goods		16,323	13,402	11,006
Perfumes and Cosmetics		13,006	13,087	12,758
Watches and Jewelry		2,366	2,233	1,830
Selective Retailing		18,243	18,542	18,540
Other activities		1,073	1,442	1,839

Total		55,812	53,795	51,127

By geographic area
France		20,214	19,700	18,374
Europe (excluding France)		10,671	10,114	9,088
America		12,798	12,019	12,071
Japan		3,874	3,462	2,918
Asia (excluding Japan)		8,255	8,500	8,676

Total		55,812	53,795	51,127

By category
Labor and production		8,979	9,027	8,333
Office and clerical	.	31,628	30,820	29,105
Technicians		5,568	4,995	4,630
Executives and management		9,637	8,953	9,059

Total		55,812	53,795	51,127

     The following table provides a percentage breakdown of LVMH personnel in France in 2002 by socio-professional category:

%

Executives and management	19.0
Technicians and foreman	15.0
Office and clerical	39.0
Labor and production	27.0

Total	100.0

     LVMH’s hiring policy is based on professional qualifications criteria and, depending on the position to be filled, prior experience and knowledge of foreign languages. In 2002, in France, 3,167 people were hired under permanent contracts and 4,835 people were hired on a temporary basis. The following table provides the breakdown, in percentages, of the total number of employees hired by business group:

Business Group	%

Wines and Spirits	16.4
Fashion and Leather Goods	12.3
Perfumes and Cosmetics	16.7
Watches and Jewelry	1.4
Selective Retailing	52.3
Other Activities	0.8

Total	100.0

     Some employees were hired to replace departing employees. Not including the Selective Retailing business group, which traditionally has a high rotation rate, 908 employees on permanent contracts left in 2002, 42% of which resigned.

     In 2002, the annual amount of overtime per employee did not exceed fifty hours.

     At the end of 1999, or the beginning of 2000, all French companies signed agreements enforcing the French law mandating a 35-hour work week for employees in France. LVMH implemented these requirements in a very short period of time with no adverse effects on its labor relations.

     In 2002, 81% of LVMH’s French workforce or 16,076 employees worked in accordance with flexible work time schemes.

      The absentee rate of LVMH French employees was 5.6% in 2002. This figure is in line with national statistics.

     The table below shows the gross annual compensation paid in 2002 to LVMH employees in France under permanent contracts who worked for the entire year:

Gross average monthly compensation in 2002	Employees

(in EUR)	Number	%
less than 1,500	4,522	32
1,500 to 2,250	4,046	29
2,250 to 3,000	2,619	19
over 3,000	2,904	20

Total	14,091	100

     Outsourcing and temporary staffing costs were relatively low, accounting for only 8.8% of the total payroll in 2002.

      The following table breaks down personnel costs in France for 2002:

Personnel Costs	(EUR millions)

Gross payroll	545.0
Employer’s contribution	251.3
Temporary staffing costs	35.3
Outsourcing costs	41.6

Total personnel costs	873.2

     All companies in France have a profit-sharing, and/or savings plan. These plans accounted for a total of EUR 59.3 million for LVMH in 2002:

Plans	(EUR millions)

Profit sharing	54.5
Employer contribution to savings plans	4.8

Total	59.3

     LVMH employs a significant number of women. On average, in France, women account for two-thirds of LVMH’s workforce. The following table shows the percentage of women employed by LVMH in France in 2002 by job category:

Category	%

Executives and management	51.6
Technicians and foremen	69.0
Office and clerical	73.7
Labor and production	63.6

Percentage of French Employees	65.6

     The same repartition between men and women can also be found in LVMH’s hiring policies. Thus in 2002, out of the 8,000 people hired in 2002, 68% are women and 65% of recent graduates hired by LVMH were women. The following table shows the percentage of these newly hired women by job category in 2002:

Category	%

Executives and management	54.5
Technicians and foremen	69.3
Office and clerical	75.0
Labor and production	53.7

Percentage of new hires	68.0

     The five recognized French labor unions are represented among LVMH’s employees in France. As required by French law, management holds periodic meetings with employee and union representatives with respect to working conditions, salaries and other matters. In France, LVMH has work councils (“Comités d’entreprise”) and employee representatives, as well as health and safety committees. The LVMH Comité de Groupe was formed in 1985. In 2002, employee representatives attended over 1,400 meetings. The following table provides a breakdown of meetings by category:

Meetings	Number

Work councils	572
Employee representative meetings	522
Health and safety committee	190
Other	189

Total	1,473

     As a result of these meetings, 79 company-wide agreements were signed (such as annual negotiations on wages and work schedules and incentive and profit sharing agreements). LVMH believes relations with its employees are satisfactory.

     In 2002, in LVMH’s operations in France, a total of 548 work or work-travel accidents resulting in the relevant employee being incapacitated for work purposes resulted in 13,232 lost work days. The following table shows, for 2002, the breakdown of accidents resulting in such lost work days, by business group:

Number of
Business Group	accidents

Wines and Spirits	117
Fashion and Leather Goods	58
Perfumes and Cosmetics	143
Watches and Jewelry	3
Selective Retailing	224
Other Activities	3

Total	548

     In France, LVMH invested EUR 16 million in health and safety. This includes expenses for occupational medicine, small protective equipment such as gloves and glasses, and programs for improving personal safety and health, such as compliance, the posting of warnings and protective devices. These expenditures and investments accounted for 2.9% of gross payroll. Over 4,000 people received safety training in LVMH’s French operations.

     The businesses of the luxury products industry involve the acquisition and development of specific expertise that requires many years of training and work experience. Managers must devote a major portion of their time to training mid-level managers in the management techniques specific to LVMH’s businesses. As a result, a substantial portion of the training takes place on the job on a daily basis and is not factored into the following training indicators. Training expenditures by LVMH’s French operations in 2002 amounted to EUR 21.5 million, or 3.9% of the payroll. Average training expenditures per full-time equivalent employee was EUR 1,140. Three hundred fifty three thousand hours of training were provided in 2002. Over 11,000 employees under permanent contracts received at least one day of training during the year. In addition, almost 2,000 employees attended a welcome or induction session.

     In LVMH’s French operations, disabled workers accounted for 2% of the total work force in 2002. Services outsourced in France to employment centers for disadvantaged persons accounted for a total of EUR 1.65 million.

     In 2002, LVMH devoted a budget of EUR 6.6 million to social and cultural activities in its French operations, which included contributions to LVMH’s work councils to arrange trips, sponsor photography or painting clubs, libraries and DVD libraries, athletic groups, health and fitness programs and the like.

     The total cost to LVMH of all additional services, catering costs and grants to the work councils was EUR 64.6 million. This amount is broken down in the following table:

(EUR millions)

Death and disability	6.7
Pensions	34.6
Health insurance companies	6.3
Employee catering expenses	10.4
Grants to work councils	6.6

Total	64.6

     Most of the products sold by LVMH are “Made in France”, and most of its manufacturing facilities are located in France, such as Louis Vuitton, Moët & Chandon and Parfums Christian Dior. Most of LVMH’s subcontractors are located in France and Italy, making it easier for LVMH to ensure compliance with the conventions of the International Labor Organization.

     LVMH follows a policy of maintaining and developing employment. There were no significant collective layoffs in France in 2002.

     The major companies of LVMH, such as Hennessy, Moët & Chandon, Louis Vuitton and Parfums Christian Dior, have facilities in various regions in France and play a major role in creating jobs in those regions. For instance, Louis Vuitton recently decided to build two new manufacturing facilities in Sainte-Florence and Ducey. From Saint Jean de Braye, which is near Orléans, to Champagne or Cognac, where LVMH has been located for a long time, public relations and communications policies have been developed with local authorities, especially in the areas of education and employment.

     LVMH has developed a number of partnerships with management schools, such as engineering schools, design schools and schools specializing in areas specific to its businesses (such as leather and textile design). LVMH gives presentations on the campuses of these schools several times a year. A number of the classes taught feature lectures by LVMH senior executives.

     LVMH’s recruitment policy includes initiatives for young people without degrees and persons in need. Thus, Veuve Clicquot Ponsardin has partnerships with the French national agency for employment (Agence Nationale pour l’Emploi) for youth placement internship programs. Moët & Chandon belongs to the “Enterprises et handicap” club. Louis Vuitton has agreements aimed at placing workers with long-term illnesses in its workshops. Over 300 qualification, apprenticeship or work-study contracts were signed last year.

     Taking each individual, his or her freedom and dignity, personal growth and health into consideration in each decision is the foundation of a doctrine of responsibility to which LVMH adheres.

     LVMH has policies for equal opportunity and treatment irrespective of sex, race, religion and political opinion, as defined in the conventions of the International Labor Organization. This culture and these practices also generate respect for the freedom of labor unions, respect for the individual, and the prohibition of child and forced labor.

SHARE OWNERSHIP

     As of June 1, 2003, LVMH’s Board of Directors and executive officers as a group directly hold in registered form 130,910 Shares (with 194,315 votes), a total of less than 0.03% of LVMH Shares and voting rights.

     Options granted by LVMH to members of the Board of Directors in 2002:

			Exercise Price
Beneficiary	Date of Plan	Number of Options	(in EUR)	Option Expiration Date

Mr. Bernard Arnault(1)	January 22, 2002	600,000	43.30	January 21, 2012
Mr. Nicolas Bazire	January 22, 2002	200,000	43.30	January 21, 2012
Mr. Antonio Belloni	January 22, 2002	200,000	43.30	January 21, 2012
Mr. Pierre Godé	January 22, 2002	200,000	43.30	January 21, 2012
Mr. Gilles Hennessy	January 22, 2002	15,000	43.30	January 21, 2012

(1)	As of June 1, 2003, Mr. Bernard Arnault holds a total of 5,650,000 options in LVMH’s Shares. The exercise prices of those options range from EUR 17.84 to EUR 80.10; and the expiration dates vary from March 15, 2004 to January 21, 2013. No other LVMH director or member of senior management beneficially owns one percent or more of LVMH shares.

     In 2002, no options were exercised by any LVMH corporate officers, including members of its Board of Directors.

     Options granted in 2002 by LVMH to the ten employees who were not members of the Board of Directors of LVMH and who received the largest number of options :

		Exercise Price
Date of Plan	Total Number of Options	(in EUR)

January 22, 2002	505,000	43.30

     Options exercised in 2002 by the ten employees who were not corporate officers (including members of the Board of Directors) of LVMH and who exercised the largest number of options:

		Exercise Price
Date of Plan	Total Number of Options	(in EUR)

March 16, 1994	760	17.84
March 22, 1995	5,750	20.89
May 30, 1996	24,400	34.15
May 29, 1997	40,850	37.50
January 29, 1998	39,325	25.92
January 20, 1999	33,550	32.10

     No other information with respect to options held by LVMH’s Directors or corporate officers has been publicly disclosed.

Options to Purchase Securities from Registrant or Subsidiaries

     As of June 1, 2003, LVMH has 18 stock option plans in effect with an option exercise price equal to 95% of the reference market price calculated according to French legal requirements. Options under each plan are valid for 10 years from the date of the plan and become exercisable three years after the date of the plan. In certain circumstances, notably in the case of retirement, options become immediately exercisable. In addition, the Board of Directors in its May 14, 2001 meeting also established an exceptional stock option plan known as “OPAL” for a large majority of LVMH employees. This plan has an eight-year term, and the options can be exercised after a period of four years from the date the plan opened.

     Under the stock option plan opened on March 18, 1992 that expired on March 17, 2002, 36,295 options were exercised in 2002 at the price of 20.89 euros per share.

     The following table provides details for the various LVMH stock option plans set up under the authorization granted by the Annual Shareholders’ Meeting on May 25, 1992:

							Outstanding and
		Number of options granted(1)					exercisable at(2)

	Number of		corporate	top ten	Exercise price	Number of options(2)	December	January 31,
Date of plan	beneficiaries	Total	officers	employees	(EUR)	exercised in 2002	31, 2002	2003

March 17, 1993	548	49,681	21,000	5,850	15.40	2,623	61,512	60,147
March 16, 1994	364	139,031	118,300	5,800	17.84	3,560	1,594,680	1,594,680
June 17, 1994	1	1,250	-	1,250	17.68	-	7,565	7,565
March 22, 1995	395	256,903	96,000	57,500	20.89	17,750	431,870	429,060

(1)	Number of shares on date of plan, not restated for adjustments related to bonus allotments in July 1994 and June 1999 and the March 1994 and July 2000 five-for-one stock splits.
(2)	Adjusted for the operations described in (1).

     The following table provides details for the various LVMH stock option plans set up under the authorization granted by the Annual Shareholders’ Meeting on June 8, 1995:

							Outstanding and
		Number of options granted(1)					exercisable at(2)

	Number of		corporate	top ten	Exercise price	Number of options(2)	December	January 31,
Date of plan	beneficiaries	Total	officers	employees	(EUR)	exercised in 2002	31, 2002	2003

May 30, 1996	297	233,199	105,000	46,500	34.15	35,375	761,720	761,720
May 29, 1997	319	233,040	97,500	46,000	37.50	58,590	1,069,220	1,068,670
January 29, 1998	346	269,130	97,500	65,500	25.92	49,885	1,265,845	1,262,875
March 16, 1998	4	15,800	-	15,800	31.25	-	86,900	86,900
January 20, 1999	364	320,059	97,000	99,000	32.10	56,845	1,684,035	1,684,035
September 16, 1999	9	44,000	5,000	39,000	54.65	-	220,000	220,000
January 19, 2000	552	376,110	122,500	81,000	80.10	-	1,879,550	1,879,550

(1)	Number of shares on date of plan, not restated for adjustments related to bonus allotments in July 1994 and June 1999 and the March 1994 and July 2000 five-for-one stock splits.

(2)	Adjusted for the operations described in (1).

     The following table provides details for the various LVMH stock option plans set up under the authorization granted by the Annual Shareholders’ Meeting on May 17, 2000:

							Outstanding and
		Number of options granted(1)					exercisable at(2)

	Number of		corporate	top ten	Exercise price	Number of options(2)	December	January 31,
Date of plan	beneficiaries	Total	officers	employees	(EUR)	exercised in 2002	31, 2002	2003

January 23, 2001	786	2,649,075	987,500	445,000	65.12	-	2,606,075	2,606,075
March 6, 2001	1	40,000	-	40,000	63.53	-	40,000	40,000
May 14, 2001	44,669	1,105,877	-	(3)	66.00	-	1,105,877	1,105,877
May 14, 2001	4	552,500	450,000	102,500	61.77	-	552,500	552,500
September 12, 2001	1	50,000	-	50,000	52.48	-	50,000	50,000
January 22, 2002	993	3,284,100	1,215,000	505,000	(4) 43.30	-	3,276,500	3,276,500
May 15, 2002	2	8,560	-	8,560	54.83	-	8,560	8,560
January 22, 2003	979	3,213,725	1,220,000	495,000	(4) 37.00	-	3,213,725	3,213,725

(1)	Number of shares on date of plan, not restated for adjustments related to bonus allotments in July 1994 and June 1999 and the March 1994 and July 2000 five-for-one stock splits.
(2)	Adjusted for the operations described in (1).
(3)	Twenty-five options were granted to each beneficiary.
(4)	Exercise prices for residents of Italy for the plans opened on January 22, 2002 and January 22, 2003 were respectively 45.70 euros and 38.73 euros.

     The following table summarizes the various stock option plan transactions that occurred during the years 2002, 2001 and 2000:

Number of options	2002	2001	2000

Options outstanding as of January 1	13,725,832	9,769,865	1,670,539
Options granted	3,292,660	4,397,452	376,110
Bonus shares allotted	-	-	-
Five-for-one split	-	-	7,940,376
Options exercised	(260,923)	(437,410)	(213,900)
Options lapsed	(55,160)	(4,075)	(3,260)

Options outstanding as of December 31	16,702,409	13,725,832	9,769,865

     As of June 1, 2003, options to purchase an aggregate of 10,745,860 Shares were outstanding under LVMH stock option plans granted to members of the Board of Directors or the members of the Executive Committee.

      All of the LVMH stock option plans provide for options to purchase treasury Shares.

     On May 17, 2000, LVMH’s shareholders authorized the issuance and sale of Shares representing up to 3% of LVMH’s outstanding share capital at any given time in connection with stock option plans. This authorization was renewed for a period of 38 months at the Annual Shareholders’ Meeting of May 15, 2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     As of June 1, 2003, Financière Jean Goujon, a French société anonyme (“Jean Goujon”), owned of record 207,821,325 or 42.42% of the issued share capital of LVMH. This amounted to 33.55% of LVMH’s fully diluted share capital, after taking into account outstanding stock options to purchase treasury Shares. Jean Goujon controlled 58.63% of the voting rights attributable to these Shares at such date.

     As of June 1, 2003, Jean Goujon was owned 100% by Christian Dior S.A., a société anonyme organized under the laws of France (“Christian Dior”). Christian Dior is controlled by Semyrhamis SAS, a company organized under the laws of France, itself controlled by Financière Agache, a société anonyme organized under the laws of

France, that is itself controlled by Montaigne Finance, a wholly owned subsidiary of Montaigne Participations et Gestion S.A., itself controlled by Groupe Arnault SAS and members of the Arnault family, including Bernard Arnault and his father, Jean Arnault. Bernard Arnault is Chairman of the Board of Directors and Chief Executive Officer of LVMH. Jean Arnault is a member of LVMH’s Board of Directors.

     Except as disclosed herein, LVMH does not know of any arrangements, the operation of which may result in a change in control of LVMH.

     In accordance with French law, shares generally are not represented by certificates, and ownership thereof is evidenced by entries in share accounts. An owner of shares may elect to have his shares held in registered form and inscribed in his name in an account maintained by LVMH, or held in bearer form and inscribed in his name in an account maintained by an approved intermediary (intermédiaire agréé, i.e., a French broker, bank or other financial institution). In certain circumstances, bearer certificates representing shares may be issued, provided such certificates are held and traded outside France. At June 1, 2003, 55.66% of all outstanding Shares were held in registered form.

     The following table sets forth information as of June 1, 2003 with respect to (i) any person who is known to LVMH to be the owner of 5% or more of the Shares or who is known to control 5% or more of the votes attributable to the Shares, (ii) the total number of registered Shares owned by members of the Moët, Mercier and Hennessy families and (iii) the total number of registered Shares owned by executive officers and Directors of LVMH as a group.

			Percentage of	Number of Votes	Percentage of
		Shares Owned	Shares held at	held at	Votes held at
Title of Class	Identity of Person or Group	at June 1, 2003	June 1, 2003	June 1, 2003	June 1, 2003

Common stock	Financière Jean Goujon	207,821,325	42.42%	407,303,575	58.63%
Common stock	Financière Agache	24,498,685	5.00%	37,871,050	5.45%
Common stock	Members of the Moët,
	Mercier and Hennessy
	families	12,146,992	2.48%	23,907,874	3.44%
Common stock	All executive officers and
	Directors as a group	130,910	0.03%	194,315	0.03%

     To LVMH’s knowledge:
  two shareholders (Financière Jean Goujon and Financière Agache) held at least 5% of the capital and voting rights as of December 31, 2002;
  there is no other shareholder who owns directly, indirectly, or with another person, 5% or more of the capital or voting rights;
  there is no shareholders’ agreement regarding at least 0.5% of the capital or voting rights.

     As of March 1, 2003, LVMH owned 24,495,464 of its own shares, including 19,944,864 shares for stock option plans, and the balance of 4,550,600 shares under share buy-back programs. In addition, Sofidiv, an LVMH subsidiary, owned 370,000 shares. As required by law, these shares are deprived of voting rights.

     As of December 31, 2002, LVMH employees and employees of affiliated companies, as defined by Article L.225-180 of the French Commercial Code, owned 33,294 shares of LVMH under company savings plans (less than 0.1% of the capital stock).

     During 2002, in accordance with the LVMH by-laws, Société Générale and Caisse des Dépôts et Consignations informed LVMH that they had exceeded or dropped below various thresholds with respect to the capital of LVMH. As of December 31, 2002, Société Générale and some of its subsidiaries owned 2.88% of the capital and 2.05% of the voting rights. Caisse des Dépôts et Consignations and some of its subsidiaries owned 2.19% of the capital and 1.57% of the voting rights. Notice of crossing such thresholds are made for information purposes only.

     Based on registered shareholders and information resulting from a Euroclear investigation performed on December 31, 2002 with respect to financial institutions holding at least 50,000 LVMH shares and limited to shareholders owning at least 500 shares, resident and non-resident shareholders represented respectively 82.5% and 17.5% of the capital.

     No public tender or exchange offer or any price guaranty was made by third parties for the Company’s shares during the year ended December 31, 2002 and to date.

     The following changes have occurred in the percentage ownership of Shares held by major shareholders during the last three years:

	December 31, 2002			December 31, 2001			December 31, 2000

						% of			% of
	Number of	% of	% of voting	Number of		voting	Number of	% of	voting
Shareholder	Shares	capital	rights	Shares	% of capital	rights	Shares	capital	rights

Group Arnault(1)	233,717,690	47.70%	64.42%	232,793,090	47.52%	64.51%	232,793,090	47.52%	64.63%
of which:
- Financière Jean
Goujon(2)	207,821,325	42.42%	58.71%	207,821,325	42.42%	60.72%	199,482,250	40.72%	59.43%
- Financière Agache	24,498,685	5.00%	5.44%	24,498,685	5.00%	3.65%	24,498,685	5.00%	3.94%
Others	256,719,720	52.3%	35.58%	257,108,025	52.48%	35.49%	257,065,255	52.48%	35.37%

Total	489,937,410	100.00%	100.00%	489,901,115	100.00%	100.00%	489,858,345	100.00%	100.00%

(1)	Held directly and indirectly. In 2002, Groupe Arnault SAS acquired 0.19% of the capital of the company on the French Stock Exchange.
(2)	In 2001, Financière Jean Goujon bought back 1.70% of the capital of LVMH from Christian Dior.

     The following table shows the percentage ownership of Shares held by major shareholders as of June 1, 2003:

		June 1, 2003

Shareholder	Number of Shares	% of capital	% of voting rights

Group Arnault(1)
of which:	234,217,590	47.81%	64.43%
- Financière Jean Goujon	207,821,325	42.42%	58.63%
- Financière Agache	24,498,685	5.00%	5.45%
Others	255,719,820	52.19%	35.57%

Total	489,937,410	100%	100%

(1)	Held directly and indirectly.

     Each Share confers on its holder the right to one vote, although pursuant to LVMH’s statuts a double voting right is granted to holders of (i) fully paid up Shares for which evidence of registration under the name of the same shareholder during the last three years is presented and (ii) registered Shares allocated upon a capital increase by capitalization of reserves, of profits carried forward or of issuing premiums due to existing Shares for which such holder was entitled to the benefit of this double voting right. LVMH’s major shareholders do not have voting rights different from any other shareholders.

     To the best of LVMH’s knowledge, after having made a partial shareholder identification, 149 record holders were U.S. residents, holding a total of 11,949,366 Shares, representing 2.43% of all outstanding LVMH Shares as of December 31, 2002. This figure may not be entirely accurate because LVMH can obtain only limited information regarding the current holding of its Shares by United States residents.

The following is a chart of the holding and control structure of the LVMH group as of June 1, 2003:

(1)	Direct or indirect shareholding
(2)	Company quoted on the primary market of the Paris Stock Exchange.
(3)	Direct or indirect shareholding of the Arnault group, with Financière Jean Goujon directly holding 42.42%, Financière Agache 5% and Group Arnault SAS and various companies holding 0.39%.

     LVMH is not directly or indirectly owned or controlled by any other natural or legal person, corporation or by any government and knows of no arrangements, the operation of which may at a subsequent date result in a change in control of LVMH.

RELATED PARTY TRANSACTIONS

Interest of Management in Certain Transactions

     On May 12, 1999, the LVMH Board of Directors authorized the execution of a services agreement with Montaigne Participations and Gestion, pursuant to which Montaigne Participations and Gestion provides to LVMH the services of experienced staff, qualified in development, financing, corporate law and real estate. The annual fee paid by LVMH to Montaigne Participations and Gestion pursuant to this services agreement in 2002 amounted to EUR 2.5 million; the amount for 2003 has been increased to EUR 3.4 million (excluding VAT).

     Since 1999, Christian Dior Couture has rented offices located at avenue Montaigne, 75008 Paris (522 m2) to LVMH. In 2002, the annual rent paid by LVMH for these offices was EUR 231,461 (excluding VAT), increased by rental charges of EUR 123,124 (excluding VAT).

     In 1999, LVMH implemented a supplementary retirement plan for the members of its Executive Committee, certain of whom are also Directors. The financing of such plan is made through contributions by LVMH paid to an insurance company.

     In December 2001, LVMH granted a guarantee to Crédit Lyonnais regarding any commitment which may be made by LVMH BV to Crédit Lyonnais pursuant to the Sale, Assignment and Earn Out Agreement dated December 17, 2001 between LVMH, LVMH BV and Crédit Lyonnais relating to the sale of LVMH BV’s shareholding in Gucci.

     In 2001, Sofidiv UK Ltd, an LVMH subsidiary, formed a 50/50 joint venture, De Beers LV Ltd (“DBLV”) with an entity of the DTC (De Beers) Group (“DTC”). The DBLV Agreements, including the DBLV Shareholders Agreement, were signed on January 16, 2001, and the transaction was closed on July 27, 2001. Under the DBLV Shareholders Agreement, LVMH generally guarantees to DTC the performance by any LVMH subsidiary of all of such entities’ obligations, commitments and undertakings under the DBLV Agreements. This includes a maximum financing by LVMH of DBLV equal to USD 200 million over ten years.

     In 2001, DBLV entered into a Lease Agreement relating to properties located at 45-50 Old Bond Street and 57-60 Piccadilly in London. DTC has agreed to guaranty to the lessor the performance by DBLV of all its obligations under such Lease Agreement. In consideration for DTC guaranteeing DBLV’s obligations under the Lease Agreement, LVMH has entered into an Indemnity Agreement pursuant to which LVMH undertakes to indemnify DTC up to one half of its liabilities under the Lease Agreement.

     In 2002, DBLV entered into a Lease Agreement relating to properties located in the St Regis Hotel located at Two East 55th Street, 5th Avenue in New York. LVMH has agreed to guaranty to the lessor the performance by DBLV of all of its obligations under such Lease Agreement. In consideration for LVMH guaranteeing DBLV’s obligations under the Lease Agreement, DTC has entered into an Indemnity Agreement pursuant to which DTC undertakes to indemnify LVMH up to one half of its liabilities under the Lease Agreement.

     In 2002, DBLV entered into a Consulting Agreement with Zman, Inc. pursuant to which Iman is to act as DBLV’s style icon. In connection therewith, LVMH has agreed to guaranty to Zman, Inc. the full payment of any sum due by DBLV to Zman, Inc. under the Consulting Agreement, up to a maximum amount equal to USD 4 million. In consideration for this, DTC has entered into an Indemnity Agreement pursuant to which DTC undertakes to indemnify LVMH up to one half of its liabilities under the Consulting Agreement and the Guaranty.

     On March 6, 2002, the LVMH Board of Directors authorized an agreement with Christian Dior SA regarding the provision of certain legal services to Christian Dior SA for an annual fixed fee of EUR 45,750 (excluding VAT).

     In March 2003, LVMH granted a guarantee to the benefit of JP Morgan Chase Bank for a maximum amount of USD 14 million in connection with a loan made by JP Morgan Chase Bank to Millennium Import LLC.

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 17 for LVMH’s Consolidated Financial Statements.

Legal Proceedings

     In the ordinary course of its business LVMH is a party from time to time to legal proceedings and claims involving trademarks and intellectual property, selective distribution agreements, licensing, employee relations, tax audits and other matters incidental to its business. While the outcome of those proceedings and claims that are now pending is not known at this time, LVMH believes that the resulting liability, if any, net of amounts recoverable from insurance or otherwise, will not be materially adverse to the consolidated results of operations or financial condition of LVMH. Furthermore, LVMH believes that the provisions provided in the balance sheet for these contingencies, disputes or litigated situations known or ongoing at the balance sheet date, are sufficient to prevent a material impact on LVMH’s consolidated financial situation in the event of an unfavorable outcome.

     LVMH products are the subject of trademark infringement and unauthorized distribution. For a further discussion of the effects of such trademark infringement and unauthorized distribution on LVMH’s business and a discussion of how LVMH protects its intellectual property and fights the sale of its products in unauthorized distribution networks, see Item 3 – “Key Information – Risk Factors”.

     LVMH also continues its actions aimed at curtailing “unauthorized” retail, which can considerably damage the image of its brands. At the same time, an in-depth policy has been developed to help group brands gain better control over their retail networks.

     On October 30, 2002, LVMH initiated legal proceedings, against Morgan Stanley before the Paris Commercial Court to obtain damages for the injury, estimated at EUR 100 million, caused by the inaccurate statements and biased analyses and publications distributed by this bank regarding LVMH. The oral arguments may take place within nine to 18 months, with a judgment to be rendered a few weeks after that.

Dividend Policy

     In December 2002, LVMH paid an interim dividend of EUR 0.22. The Board of LVMH proposed, the shareholders at the annual meeting held on May 15, 2003 approved and LVMH paid on May 28, 2003, total annual cash dividends in respect of the year 2002 of EUR 392 million, before elimination of the effect of treasury Shares (or EUR 0.80 per Share, not including avoir fiscal). This dividend distribution was 6.7% greater than that paid by LVMH for 2001.

     Pursuant to French law, the annual meeting of shareholders at which annual dividends may be approved must be held within six months after LVMH’s fiscal year-end. If earnings are sufficient, LVMH’s Executive Board has the ability, without shareholder approval, to declare and pay interim dividends.

     The following tables set forth the amounts of interim, final and total dividends per Share of common stock in euros (adjusted for all stock distributions, stock splits and bonus share issuances adjusted for the bonus Shares issued as of June 21, 1999 (one for ten) and for the stock split (five for one) which took effect on July 3, 2000) declared by LVMH.

	EUR per Share(1)			Dollar per Share(3)

Year Ended December 31	Interim	Final	Total	Interim	Final	Total

1998	0.175	0.443	0.618	0.191	0.464	0.655
1999	0.200	0.480	0.680	0.200	0.450	0.650
2000	0.220	0.530	0.750	0.193	0.447	0.640
2001	0.220	0.530	0.750	0.196	0.499	0.695
2002(2)	0.220	0.580	0.800	0.219	0.494	0.713

(1)	Not including an avoir fiscal payment from the French Treasury, with respect to dividends, to which certain holders of Shares and certain United States holders of ADRs were entitled. (See Item 10 – “Additional Information – Taxation” below).
(2)	Final dividend paid on May 28, 2003.
(3)	Dividends in dollars translated for your convenience at noon buying rate effective on date of payment.

     Dividends paid to holders of Shares who are citizens or residents of the United States and to certain United States domestic corporations generally will be subject to French withholding tax pursuant to a Treaty between France and the United States. (See Item 10 – “Additional Information – Taxation” below.)

     For a further discussion of LVMH’s dividend policy, see Item 5. – “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

     Future dividend policy is at the discretion of the Executive Board and the shareholders of LVMH and will depend upon LVMH’s earnings, capital requirements, financial condition and other relevant factors.

SIGNIFICANT CHANGES

     None.

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Price Information on Euronext Paris

     The table below shows the high and low prices for the Shares on the monthly settlement market of the Bourse de Paris (“Paris Bourse”, now called Euronext Paris) for the periods indicated (in each case as adjusted for stock splits, stock dividends and bonus share issuances).

	Price per Share(1)

Calendar Period	High	Low

	(in EUR)(2)	(in EUR) (2)

1998	38.22	18.88
1999	91.48	30.85
2000	98.70	66.50
2001	75.50	28.40
2002	61.60	31.61
2001
First Quarter	75.50	52.00
Second Quarter	71.25	52.30
Third Quarter	61.00	28.40
Fourth Quarter	50.15	31.02
2002
First Quarter	61.60	42.15
Second Quarter	61.55	45.55
Third Quarter	51.70	35.51
Fourth Quarter	49.46	31.61
2002
December	49.46	38.60
2003
January	41.90	35.25
February	40.94	36.29
March	43.45	35.63
April	41.00	33.97
May	44.11	38.05

(1)	Stock prices and volumes adjusted, where appropriate, by the bonus share distribution of June 21, 1999 and the five for one split on July 3, 2000.
(2)	Share prices for 1998 relate to periods prior to the adoption of the euro by France on January 1, 1999. For presentation purposes, euro amounts have been translated from French francs at the legal rate of conversion of EUR 1.00 = FRF 6.55957.

     On June 16, 2003, the closing sale price of the Shares on Euronext Paris was EUR 45.45.

     At December 31, 2002 there were 489,937,410 Shares issued and outstanding (including 24,123,009 Shares held as treasury Shares). On June 16, 2003 there were 489,937,410 Shares outstanding (including 21,614,377 Shares held as treasury Shares).

Price Information for LVMH ADSs

     LVMH Shares were traded in the United States in the form of ADSs through the NASDAQ National Market System through October 18, 2002. Thereafter, LVMH voluntarily delisted its ADSs from the NASDAQ National Market System and has terminated its ADR program pursuant to which its ADSs were evidenced by ADRs issued by the Depositary, The Bank of New York under a Deposit Agreement dated September 20, 1993 among LVMH, the Depositary and the holders from time to time of ADRs.

     After November 25, 2002, the effective termination date of the LVMH ADR program, the Depositary was no longer required to issue, transfer or pay dividends on ADRs. The Depositary collected and held for the benefit of

LVMH ADR holders any dividends paid during the six months following the effective termination date. During this six month period, ending May 25, 2003 ADR holders were permitted to cancel their ADRs and receive the corresponding amount of LVMH Shares along with any accrued dividends, if applicable. After May 25, 2003, in accordance with the Deposit Agreement, the Depositary sold the total amount of Shares corresponding to the ADRs then outstanding under the LVMH sponsored program; exchanged all proceeds from all trades together with any accrued dividends into U.S. dollars; set a U.S. dollar rate per ADR; announced that rate to the market; and will make payment to holders of LVMH sponsored ADRs upon surrender of such ADRs to the Depositary.

     Although LVMH ADRs continue to trade in the over the counter market in the United States, after November 25, 2002, none of the ADRs trading over the counter were issued under the LVMH sponsored ADR program. As of June 16, 2003, 1,394,920 ADRs issued under the LVMH sponsored program remained outstanding.

     The table below shows the high and low prices of LVMH’s ADSs for each quarter, for the periods indicated, as quoted on the NASDAQ National Market System (in each case as adjusted for stock splits, stock dividends and bonus share issuances) up until October 18, 2002, the last day on which LVMH ADSs were traded on the NASDAQ National Market System.

	NASDAQ National Market System

	$ per ADS

Calendar Period	High	Low

1998	8.50	4.64
1999	18.30	7.50
2000	19.20	12.06
2001	14.23	5.23
2002	11.35	6.25
2001
First Quarter	14.23	9.13
Second Quarter	12.47	9.63
Third Quarter	10.70	5.23
Fourth Quarter	9.00	5.78
2002
First Quarter	10.83	7.56
Second Quarter	11.35	9.00
Third Quarter	10.25	6.96

     On October 18, 2002, the closing price of the ADSs on the NASDAQ National Market System was $8.38.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

Trading on Euronext Paris

     The principal market for the Shares is Euronext Paris, on which the Shares have traded under the LVMH name since October 23, 1987. Prior thereto, Moët-Hennessy and Louis Vuitton shares had been listed on the Paris Bourse since 1962 and 1984, respectively. The Shares have traded in the continuous market (marché continu) of the Paris Bourse (now called Euronext Paris) since January 22, 1988.

     On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A., or the “SBF”, the Amsterdam Exchanges and the Brussels Exchanges merged to create Euronext, the first Pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Exchanges and the Brussels Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets.

     Securities approved for listing by Euronext Paris are traded in one of the three Euronext Paris markets. The securities of most large public companies are listed on the premier marché, with the second marché available for small and medium-sized companies. Trading on the nouveau marché was introduced in March 1996 to allow smaller capitalization and start-up companies seeking development capital to access the stock market. Aside from these regulated markets, securities of certain other companies are traded on a non-regulated over-the-counter market, the marché libre (OTC). Securities listed on Euronext Paris are placed in one of two categories depending on the volume of transactions. The Common Shares “A” are currently listed in the category known as Continu, which includes the most actively traded securities.

     Securities listed on the premier marché of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris and are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a fixing at 9:00 a.m. and at 5:30 p.m. and a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 p.m. to 5:30 p.m. during which orders are gathered but not executed, and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily Official Price List that includes price information concerning listed securities.

     Euronext may suspend trading in a security listed on the premier marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security, varies by more than 10% from the opening price (except at the opening where the reference price is the previous day’s closing price), Euronext may suspend trading in that security for up to 4 minutes. Further suspensions for up to 4 minutes are possible if the price again varies by more than 10% from a new reference price equal to the threshold crossed by the price that caused the first trading suspension. Euronext also may suspend trading of a security listed on the premier marché in certain other limited circumstances, including, for example, where there is unusual trading activity in the security or where there is a sudden change of greater or less than 2% on the last traded price of the security. In addition, in certain exceptional circumstances the Conseil des marchés financiers may also suspend trading.

     Trades of securities listed on the premier marché are settled on a cash basis on the third trading day following the trade and are considered to be transferred on that date. Market intermediaries are also permitted to offer investors a deferred settlement service (service de réglement différé) for a fee. LVMH is eligible for such a service. The deferred settlement service is only available for trades in securities which either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least EUR 1 billion and a daily average volume of trades of at least EUR 1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

     Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Trading on NASDAQ

     LVMH Shares were traded in the United States in the form of ADSs through the NASDAQ National Market System through October 18, 2002. Thereafter, LVMH voluntarily delisted its ADSs from the NASDAQ National Market System and has terminated its ADR program pursuant to which its ADSs were evidenced by ADRs issued by the Depositary, The Bank of New York under a Deposit Agreement dated September 20, 1993 among LVMH, the Depositary and the holders from time to time of ADRs.

     After November 25, 2002, the effective termination date of the LVMH ADR program, the Depositary was no longer required to issue, transfer or pay dividends on ADRs. The Depositary collected and held for the benefit of LVMH ADR holders any dividends paid during the six months following the effective termination date. During this six month period, ending May 25, 2003, ADR holders were permitted to cancel their ADRs and receive the corresponding amount of LVMH Shares along with any accrued dividends, if applicable. After May 25, 2003, in accordance with the Deposit Agreement, the Depositary sold the total amount of Shares corresponding to the ADRs then outstanding under the LVMH sponsored program; exchanged all proceeds from all trades together with any accrued dividends into U.S. dollars; set a U.S. dollar rate per ADR; announced that rate to the market; and will make payment to holders of LVMH sponsored ADRs upon surrender of such ADRs to the Depositary.

SELLING SHAREHOLDERS

     Not applicable.

DILUTION

     Not applicable.

EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

     Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration

     LVMH is registered in the Registre du Commerce et des Sociétés de Paris under reference number 775 670 417 Paris.

Objects of LVMH

LVMH’s objects, as set forth in Article 2 of its statuts, are as follows:

(i)	Any taking of interests by way of direct or indirect participation, contribution, merger, division or alliance in any corporation or group, existing or to be created, operating any commercial, industrial, agricultural or financial operations, and among others:

•	the trade of champagne and other wines, of cognacs and other spirits and, more generally, of other food products;
•	the trade of all pharmaceutical products, perfumes and cosmetics and, more generally, of products relating to hygiene, beauty and care;
•	the manufacture, sale and promotion of travel requisites, luggage, bags, fancy-leather goods, clothes, accessories together with all branded goods and products of high quality;
•	the operation of vine-growing, horticultural and arboricultural estates together with the development of any related biotechnological process;
•	the operation of any real estate;
•	the development of any trade-mark, signature, model, drawing and, more generally, of any industrial property right or copyright.
(ii)	More generally to undertake directly any commercial, industrial, financial, agricultural, viticultural operation, or any operation relating to movable or immovable property, management or service in any of the fields of activities described under (i) above.

Directors

     According to LVMH’s statuts, the Board of Directors sets guidelines for LVMH’s activities and ensures implementation of such guidelines. Subject to the powers expressly granted to the general meetings of shareholders and within the limits of the corporate purpose, the Board of Directors addresses any issue relating to LVMH’s proper operation and settles affairs concerning LVMH through Board resolutions.

     Each Director is entitled to one vote and decisions of the Board are made by a majority of votes of Directors present or represented at a duly convened Board meeting. In the event of a tie vote, the Chairman’s vote is the deciding vote. French company law expressly requires prior Board approval by majority vote of Directors present or represented (the concerned Director abstaining from voting) at a duly convened Board meeting for any agreement to be entered into between LVMH and one of its Directors or a company in which one if its Directors is owner, partner with unlimited liability, manager, director, managing director or member of the executive or supervisory board. The same shall be held for any agreement entered into with a shareholder holding a proportion of voting rights greater than 5% or with any company which holds more than 5% of LVMH’s capital.

     In accordance with French company law, LVMH’s statuts provide that the shareholders, in the general meeting of shareholders, determine the amount of attendance fees to be paid to Directors as remuneration for their services. The Board shall divide the amount of these attendance fees among its members as it deems fit. The Board may also authorize the reimbursement of travel fare and expenses incurred by Directors in the interest of LVMH. The Board may allow special payments to Directors for projects assigned or delegated to them in accordance with the statuts. These special payments, to be included in the operating expenses of LVMH, may be subject to prior Board approval in accordance with article 19 of LVMH’s statuts. Other than Directors attendance fees, travel fare and expenses, any special payments or salaries (of the Directors who are also employees) and the consideration paid to the Chairman or the Director temporarily delegated in the duties of Chairman, the managing director, and as applicable, the deputy managing director, no other consideration may be paid to the Directors.

     Directors, other than legal entities are prohibited from contracting loans from LVMH in any form whatsoever. Directors which are legal entities may receive loans from LVMH as long as any such loan is approved by the Board of Directors by majority vote of Directors present or represented (the concerned Director abstaining from voting) at a duly convened Board meeting in accordance with the statuts.

     The statuts prohibit the Board from having more than one third of its members be older than 70 years. In addition, no person who is older than 65 may serve as Chairman of the Board. Any Chairman who reaches 65 while still in office shall be deemed to have resigned from office automatically.

     The statuts require that each Director own at least 20 Shares and the charter of the Board of Directors requires that each Director own at least 500 Shares, in each case, in registered form.

Rights, preferences and restrictions attaching to Shares

     LVMH currently has one class of shares, consisting of ordinary shares with a nominal value of EUR 0.30 per share (each, a “Share”). The statuts provide that fully paid up Shares may be in registered or bearer form, at the shareholder’s option. Shares not fully paid up may be in registered form only.

     When the owner of the Shares is not a French resident, within the meaning of French Civil Code, any intermediary may be registered on behalf of such owner. Such registration may be made in the form of a joint account or several individual accounts, each corresponding to one owner. At the time such account is opened through either the issuing company or the financial intermediary authorized as account holder, the registered intermediary shall be required to declare his capacity as intermediary holding Shares on behalf of another party.

     The Shares entered into accounts are freely transferable by transfer from one account to another. Prior approval of the transferee is required only for partly paid up Shares. All costs resulting from the transfer shall be borne by the transferee. Shares with payments in arrears are not admitted to transfer.

     LVMH distributable profits consist of the net income in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years and, as reduced by the legal reserve fund allocation described below.

     Under French law, LVMH is required to contribute a minimum of 5% of annual net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund. This minimum contribution is no longer required if and so long as LVMH maintains a legal reserve equal to 10% of the aggregate nominal value of its issued share capital. The legal reserve is distributable only upon LVMH’s liquidation.

     Subject to the decision of LVMH shareholders, an initial dividend equal to 5% of the fully paid-up but non-amortized nominal value of the Shares is set off from distributable profits and paid to shareholders.

     The shareholders may decide to allocate all or part of any distributable profits remaining after payment of the initial dividend to carry them forward to the next fiscal year as retained earnings, or to allocate them to the creation of free, ordinary or extraordinary reserves, or to allocate them to the shareholders as additional dividends.

     Furthermore, the general shareholders’ meeting may decide the distribution of amounts of such reserves it may dispose of, either to provide for or complete a dividend or as an exceptional distribution. In such case, the resolution shall expressly indicate the reserve to which these payments shall be allocated. However, the dividends shall be set off by priority from the distributable earnings of the financial year.

     The ordinary general meeting of shareholders shall determine the terms of payment of dividends. However, if it fails to do so, the Board of Directors shall make such determination. These distributions are subject to the requirements of French law. Dividends must be declared payable no more than nine months after the close of the financial year, unless such period is extended by court order. Shareholders may be forced to repay dividends if (i) the distribution was made in violation of law and (ii) LVMH presents evidence that the beneficiaries knew of or could not ignore the irregularity of the distribution at the time it was made. No action for repayment of dividends may be brought after ten years from the date on which the dividends became payable. Dividends may not be paid after five years from the date on which they became payable.

     The rights and obligations attached to a Share follow the Share to any transferee to whom it may be transferred and the transfer includes all the payable and unpaid dividends and dividends to be payable, as well as, as the case may be, the corresponding share in the reserve funds and provisions.

     The right to vote is attached by law to each Share and the voting right attached to each Share is proportional to the share of the capital such Share represents. However, a double voting right is granted to holders of (i) fully paid up Shares for which evidence of registration under the name of the same shareholder during the last three years is presented and (ii) registered Shares allocated upon a capital increase by capitalization of reserves, of profits carried forward or of issuing premiums due to existing Shares for which such holder was entitled to the benefit of this double voting right. This double voting right shall automatically terminate where registered Shares are converted into bearer Shares and/or conveyed in property. However, no transfer by right or inheritance, by way of liquidation of community property between spouses or deed of gift inter vivos to the benefit of a spouse or an inheritor shall interrupt the three year holding period or cause the double voting right to end.

     In addition to the right to vote, each Share also carries a right to a share of corporate assets, profits, and liquidation surplus, in each case proportional to the number and nominal value of the existing Shares.

     The capital of LVMH may be increased by a resolution of the extraordinary general meeting of shareholders. However, when the increase of capital is completed by way of capitalization of reserves, profits or issue premiums, the general meeting of shareholders shall vote in accordance with the quorum and majority requirements of the ordinary general meetings of shareholders.

     The amounts to be paid for any Shares to be subscribed for in cash pursuant to an increase in capital are payable as provided by the extraordinary general meeting of shareholders. Upon subscription, the initial payment is of at least one fourth of the nominal value of the Shares. The issue premium, if any, must be paid in whole upon subscription. The balance of the nominal value of the Shares shall be paid, as provided by the Board of Directors, once or several times, not later than five years from the date at which the increase in capital was completed. Calls for funds shall be notified to the shareholders eight days before the time fixed for each payment, either by registered letter with acknowledgment of receipt or by a notice inserted in a legal gazette published where the registered office is located. Sums payable for the unpaid part of any Shares are subject to a daily interest charge of 5 % per annum, without need of Court action, as from the date at which such payment was due.

Changing shareholder rights

     A two-thirds majority vote of the extraordinary general meeting of shareholders is required to change LVMH’s statuts, which, in addition to what is provided for by French law, set out the rights attaching to the Shares. When there are several classes of Shares, the rights attached to the Shares of one class cannot be modified without a two-thirds majority vote of an extraordinary general meeting of shareholders open to all shareholders. In addition, no such modification may occur without a proper vote of a duly convened special meeting of the sole owners of the Shares of the class concerned.

Convocation of ordinary and extraordinary general meetings

     In accordance with French law, there are two types of shareholders' general meetings: ordinary and extraordinary. In ordinary general meetings, all decisions which do not amend the by-laws may be taken and such ordinary general meetings are required for matters such as the election of Directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the issuance of debt. Extraordinary general meetings are required for the approval of matters such as amendments to LVMH’s statuts, approval of mergers, increases or decreases in share capital, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities.

     In accordance with French company law, LVMH’s statuts require ordinary general meetings of shareholders to be held at least once a year, within six months of the end of each financial year to vote on LVMH’s accounts for that financial year. General meetings of shareholders shall be convened and held as provided by law. The agenda of each meeting shall be mentioned on the convening notice and letters and is set by the corporate body convening the meeting.

     Resolutions are validly passed in ordinary general meetings of shareholders, convened upon first notice, when a quorum of shareholders holding at least one quarter of voting Shares are present or represented. Deliberations of an ordinary general meeting of shareholders, convened upon second notice, shall be valid regardless of the number of shareholders present or represented. Resolutions of ordinary general meeting of shareholders are passed by a majority of the votes of the shareholders present or represented.

     In accordance with French company law and LVMH’s statuts, the quorum, upon first convening notice of an extraordinary meeting, is one third of the voting Shares, and one fourth upon second convening notice or in the case of postponement of the second meeting. The resolutions of the extraordinary general meeting shall be carried out by a two third majority vote of the shareholders present or represented.

     When any general meeting has not been able to transact business validly due to a lack of quorum, the second meeting or, as the case may be, the postponed second meeting, is convened in the same way as the first meeting at least six days prior to such second meeting. Notice and convening letters relating to such second meeting reproduce the date and agenda of the first meeting. The meetings are held at the registered office or at any other place mentioned in the convening notice.

     At least 30 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Commission des Opérations de Bourse (stock market operations commission) (the “COB”), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Légales Obligatoires (bulletin of obligatory legal announcements) (the “BALO”). This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. Within 10 days of such preliminary notice, one or several shareholders holding a specified percentage of Shares (determined on the basis of a formula relating to capitalization) or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, a notice must be sent by mail to all holders of registered Shares who have held such Shares for more than one month prior to the publication of the below-mentioned notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative region (département) in which LVMH is registered, as well as in the BALO, with prior notice to the COB. The notice must state the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the revocation of Directors and to certain miscellaneous matters.

     The right to take part in shareholders’ meetings is subject either to the registration of the shareholder in a registered account or to the deposit, at the places mentioned in the convening notice, of the bearer Shares or of a certificate delivered by the bank, the credit establishment or the stock broker with whom those Shares are deposited or of a certificate of the authorized intermediary, certifying the inalienability of the Shares until the date of the meeting, at least five days prior to the meeting. A shareholder can always validly be represented at a meeting of shareholders by his spouse or by another shareholder or if such shareholder is not a French resident, by the registered intermediary holding the Shares for such shareholder’s account.

     Under French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights, are not counted for quorum or majority purposes. Such shares are entitled to receive dividends.

Limitations on securities ownership

     LVMH’s statuts do not place any limitations on the right of any person to own securities of LVMH. For a discussion of certain French law requirements associated with Share ownership, see Item 10 - “Additional Information - Exchange Controls and Other Limitations Effecting Security Holders”.

Provisions delaying, deferring or preventing a change of control

     There are no provisions in LVMH’s statuts that would have the effect of delaying, deferring or preventing a change in control of LVMH and that would operate only with respect to a merger, acquisition or corporate restructuring involving LVMH or any of its subsidiaries.

Disclosure of Share ownership

     French law provides that any individual or entity, acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 331/3%, 50% or 662/3% of the Shares and/or voting rights attached to Shares, or whose holdings fall below any of these thresholds, must notify LVMH of the number of Shares and voting rights as well as the number of securities giving rights to Shares and the number of voting rights attached to such securities the person or entity holds within 15 calendar days of the date the threshold has been crossed. The individual or entity must also notify the Conseil des Marchés Financiers (financial markets council) (the “CMF”) within five Paris Bourse trading days of the date on which the threshold is crossed. In the event of failure to comply with this notification requirement, the Shares in excess of the relevant threshold will be deprived of voting rights until the expiration of a period of two years from the date on which the owner of the Shares has properly complied with the notification requirement. In addition, any shareholder who fails to comply with the above requirements may have all or part of his voting rights suspended for up to five years by the Commercial Court at the request of the Chairman of the Board of Directors, any shareholder or the COB, and may be subject to other penalties.

     In addition to the requirements of French law, LVMH’s statuts require that any individual or legal entity who becomes the owner of a fraction of capital representing at least one per cent of LVMH’s capital shall notify LVMH of the total number of Shares it holds. Such notice should be given within fifteen days from the date at which this percentage is reached. The same obligation applies whenever the portion of capital held increases by at least one per cent. However, this obligation ceases to be applicable when the portion of share capital held is equal to or greater than 60% of the share capital. In case of non-compliance with this obligation and upon the request of one or several shareholders holding at least 5% of the capital and recorded in the minutes of the general meeting, the Shares in excess of the percentage to be declared shall be deprived of their right to vote at any meeting held until the expiration of a period of three months as from the date at which proper notification pursuant to this paragraph is eventually made.

     In order to permit shareholders to give the notice required by law or by LVMH’s statuts, LVMH is obligated to publish information disclosing the total number of votes available as of its annual ordinary general meeting in the BALO within 15 calendar days of the general meeting and to provide the CMF with a written notice. In addition, if between two annual ordinary general meetings, the number of available votes changes by at least 5% by comparison to the last number declared, LVMH is required to publish the number of votes then available in the BALO, within 15 calendar days of the change, and to provide the CMF with a written notice.

     Under the regulations of the CMF, and subject to limited exemptions, anyone acquiring 331/3% or more of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities) of the company.

Provisions governing changes in capital

     The capital of LVMH may be increased only by a resolution passed by a two-thirds majority of shareholders present or represented at an extraordinary general meeting of the shareholders. However, when the increase of the capital is completed by way of capitalization of reserves, profits or issue premiums, the general meeting shall vote at the quorum and majority conditions of the ordinary general meetings of shareholders. The capital may, by resolution of the extraordinary general meeting of the shareholders, be amortized by means of equal repayment for each Share by use of profits or reserves other than the statutory reserve, without such amortization causing the reduction of the capital. The capital may also be reduced by resolution of the extraordinary general meeting of shareholders either by reducing the nominal value or the number of Shares.

MATERIAL CONTRACTS

     In October 2002, LVMH and Diageo plc and Guinness France Holdings S.A. (together “Diageo”) executed a partners agreement (the “Partners Agreement”) regulating their relationship with respect to the management of Moët Hennessy SNC and Moët Hennessy International S.A. (together, “Moët Hennessy”), in which LVMH and Diageo hold respectively a 66% and 34% interest, and various supervisory and executive boards in which both LVMH and Diageo participate. Under the Partners Agreement, Diageo holds a put option, exercisable upon six months notice, which would require LVMH to purchase all of Diageo’s interest in Moët Hennessy, whether held directly or through subsidiaries, at 80% of fair market value, and, in the case of certain unresolved disputes between LVMH and Diageo, at 100% of fair market value. The Partners Agreement grants the parties put or call options which may be exercised in the event that a material competitor acquires control of either party. In the event of such a change of control with respect to LVMH, Diageo can require LVMH to purchase from Diageo its Moët Hennessy shares at a price between 100% and 115% of their fair market value; in the event of a change of control involving Diageo, LVMH can require Diageo to sell to LVMH its Moët Hennessy shares at a price between 85% and 100% of fair market value. The value of Diageo’s interest in Moët Hennessy is discussed in Note 30.1 to the Consolidated Financial Statements (See Item 17 – “Financial Statements”).

     LVMH has entered into employment agreements with Mr. Antonio Belloni, Mr. Pierre Godé and Mr. Nicolas Bazire which are each attached hereto as exhibits. The agreement with Mr. Belloni provides for benefits upon termination of employment and is described in Item 6 - “Directors, Senior Management and Employees – Compensation”.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Ownership of Shares by Non-French Persons

     Under current French law and LVMH’s statuts, Shares may be owned and voted by, and transferred to, nonresident or foreign shareholders without limitation. Pursuant to a French regulation dated February 14, 1996, an autorisation préalable or prior authorization is no longer required for the acquisition of a controlling interest in LVMH by any person who is not a resident in the European Union (“EU”). However, both EU and non-EU residents (as well as companies in France under direct or indirect foreign control or branches in France of foreign companies) must file a déclaration administrative or administrative notice with French authorities in connection with the acquisition of more than 33.33% of the company’s share capital or voting rights.

Exchange Controls

     Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by LVMH to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an authorized intermediary bank. Consequently, the payment of all dividends to foreign shareholders must be effected through an authorized intermediary bank. All registered banks and credit establishments in France are authorized intermediaries.

TAXATION

General

     The following generally summarizes the material United States federal and French tax consequences to holders of Shares or ADSs who are citizens or residents of the United States for United States federal income tax purposes (“United States Holders”). Because it is a general summary, United States Holders are advised to consult their own tax advisors with respect to the United States federal, state, local and foreign tax consequences, as well as the French tax consequences, of the ownership of ADSs or Shares applicable in their particular tax situations, including in particular the United States Holder’s status under Article 30 (Limitation on Benefits) of the Treaty (as defined below). In particular, the summary does not deal with United States Holders that do not hold Shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as certain financial institutions, insurance companies, dealers and traders in securities or currencies, persons that elect mark-to-market treatment, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons liable for the alternative minimum tax, tax-exempt organizations, persons holding Shares or ADSs as part of a hedge, straddle or conversion transaction, persons that own, directly or indirectly, 10% or more of any class of LVMH’s stock and persons whose functional currency is not the U.S. dollar.

     The statements of United States and French tax laws set out below are based (i) on the laws in force as of the date of filing of this Annual Report on Form 20-F and are subject to any changes in United States or French law, or in the double taxation conventions between the United States and France, occurring after such date and (ii) in part on representations of the Depositary, The Bank of New York, and assume that each obligation in the Deposit Agreement among LVMH, the Depositary and the holders from time to time of ADRs in respect of ADSs and any related agreement was performed in accordance with its terms. The statements of French tax laws are also based on special regulations released in 1994 by the French tax authorities (the “Simplified Procedures”) and the convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), that entered into force on December 30, 1995.

     For purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended (the “Code”), United States Holders of ADSs are treated as the owners of the underlying Shares represented by such ADSs. Accordingly, and except as noted below, the French and United States federal income tax consequences discussed below apply equally to United States Holders of Shares and no gain or loss is recognized upon the exchange of ADSs for the underlying Shares represented by such ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of French taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Dividends

     In general, under French law, a resident of France is entitled to an avoir fiscal or tax credit in respect of a dividend received from a French corporation, such as LVMH, equal to 50% or 15% for 2002, and 10% for 2003, of the amount of the dividend depending on the type of shareholder. The avoir fiscal is allowed to shareholders who are not residents of France only pursuant to a treaty or similar agreement between France and such non-resident’s country of residence, and dividends paid to non-residents of France are subject to French withholding tax at a rate of 25% (or a lower rate pursuant to a treaty).

     Under the Treaty, the rate of French withholding tax is reduced to 15% in the case of dividends paid to an Eligible United States Holder or to an Eligible Tax-exempt Entity. Eligible United States Holders are also entitled to a payment equal to the avoir fiscal, less a 15% withholding tax and Eligible Tax-exempt Entities are entitled to a partial payment of the avoir fiscal equal to 30/85 of the avoir fiscal net of a withholding tax of 15%. If the Simplified Procedures apply, the reduced rate of withholding will apply upon payment of a dividend to an Eligible United States Holder or Eligible Tax-exempt Entity, and a separate payment (or, in the case of Tax-exempt Entities, partial payment) of the avoir fiscal (net of withholding) will be made not sooner than January 15th of the year following the year in which the dividend is paid. Eligible United States Holders should consult their own bank or brokers regarding the availability of the Simplified Procedures. Eligible United States Holders that are regulated investment companies or Eligible Tax-exempt Entities will have to supply additional documentation, which may be difficult to obtain, evidencing their entitlement to the Simplified Procedures. In addition, the Simplified Procedures are not available to Eligible United States Holders holding ADSs or Shares through a bank or a broker which does not comply with all applicable requirements.

     An Eligible United States Holder is a United States Holder whose ownership of ADSs or Shares is not effectively connected with a permanent establishment or fixed base in France, who is entitled under the limitations on benefits provisions contained in Article 30 of the Treaty, to the benefits of the Treaty, who is subject to United States income tax in respect of dividends received from LVMH and avoir fiscal received from the French Treasury and who is (i) an individual or other non-corporate holder that is a resident of the United States for purposes of the Treaty, (ii) a United States corporation, other than a regulated investment company, which owns directly or indirectly less than 10% of the capital of LVMH, (iii) a United States corporation which is a regulated investment company if it owns, directly or indirectly less than 10% of the capital of LVMH and less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, or (iv) a partnership or trust that is treated as a resident of the United States for purposes of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

     Under the Treaty, an Eligible Tax-exempt Entity is a (i) tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits and which does not own, directly or indirectly, 10% or more of the capital of LVMH, (ii) a tax-exempt entity organized in the United States, the use of whose assets is limited under United States Federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States and which does not own, directly or indirectly, 10% or more of the capital of LVMH, or (iii) an individual who is a resident of the United States under the Treaty and who owns Shares or ADSs through an individual retirement account, a Keogh plan or any similar arrangement.

     If the Simplified Procedures are not available with respect to any dividend payment, French tax will be withheld at the non-treaty rate of 25% and Eligible United States Holders and Eligible Tax-exempt Entities will have to claim a refund of the excess withholding tax and payment (or in the case of Eligible Tax-exempt Entities, partial payment) of the avoir fiscal (collectively, the “Treaty Payment”) from the French tax authorities by filing a French Treasury Form RF-1 A-EU No. 5052 entitled “Application for Refund”. The form, together with instructions may be available from the United States Internal Revenue Service and must be filed with the French tax authorities by December 31 of the year following the calendar year in which the related dividend is paid.

     The Treaty Payment is generally expected to be made to certain classes of Eligible United States Holders within 12 months of filing the French Treasury form, but not before the close of the calendar year in which the related dividend is paid. For United States federal income tax purposes, a United States Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, in respect of the Treaty Payment.

     For United States federal income tax purposes, the gross amount of a distribution and of any avoir fiscal paid to a United States Holder, including any French withholding tax thereon, will be included in gross income as dividend income to the extent paid or deemed paid out of LVMH’s current or accumulated earnings and profits as calculated for United States federal income tax purposes. Under recently enacted legislation, dividends received by noncorporate U.S. Holders on Shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. No dividends received deduction will be allowed with respect to dividends paid by LVMH. Such dividends will generally constitute foreign source “passive” income for foreign tax credit purposes. The amount of any cash distribution paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the United States dollar value of the euros on the date of receipt of the distribution, regardless of whether the payment is in fact converted into United States dollars. Any gain or loss recognized by a United States Holder on a sale or other disposition of such euros will generally be United States source ordinary income or loss.

     French withholding tax imposed at the treaty rate of 15% on dividends paid by LVMH and on related payments of avoir fiscal is a foreign income tax, and, subject to certain conditions and limitations, may be taken as a credit against such United States Holder’s United States federal income tax liability. The additional 10% French tax which may be withheld by LVMH in accordance with French law, that may be refunded to an Eligible United States

Holder as described above, will not be eligible for such credit. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

     As a consequence of the settlement procedures provided by French stock exchange regulations, in the case of the sale of Shares in a trade executed on the monthly settlement market during the month of a dividend payment date with respect to the Shares, the seller of the Shares rather than the purchaser generally will be entitled to the avoir fiscal with respect to the dividends paid on such Shares on such dividend payment date. See Item 9 – “The Offer and Listing – Markets” for a summary of certain information relating to trading of the Shares. U.S. Holders are advised to consult their tax advisor regarding the creditability of any withholding tax imposed on such a dividend or avoir fiscal.

Sale or Other Disposition of ADSs or Shares

     In general, a United States Holder who is a resident of the United States for purposes of the Treaty and who is entitled to benefits of the Treaty under the limitations on benefits provision contained therein will not be subject to French tax on any capital gain derived from the sale or exchange of ADSs or Shares, except in certain instances where the United States Holder maintains a permanent establishment or fixed base in France. Subject to the discussion under “Passive Foreign Investment Company Considerations,” United States Holders will generally be subject to United States federal income tax on any gain derived from the sale or exchange of the ADSs or Shares. Any gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a United States Holder held ADSs or Shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ADSs or Shares disposed of and the amount realized on the disposition. Such gain or loss will generally be United States source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Considerations

     LVMH believes that it will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for the year 2002. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that LVMH will not be considered a PFIC for any taxable year. If LVMH were treated as a PFIC for any taxable year during which a United States Holder held an ADS or Share, certain adverse consequences could apply to the United States Holder.

     If LVMH is treated as a PFIC for any taxable year, gain recognized by such United States Holder on a sale or other disposition of the ADS or Share would be allocated ratably over the United States Holder’s holding period for the ADS or Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before LVMH became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or Shares in excess of 125 percent of the average of the annual distributions on ADSs or Shares received by the United States Holder during the preceding three years or the United States Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

French Estate and Gift Taxes

     A transfer of ADSs by gift or by reason of the death of a United States Holder that would otherwise be subject to French gift or inheritance tax, respectively, is not subject to such French tax by reason of the estates and gift tax convention in force between the United States and France, unless the donor or the transferor is domiciled in France at the time of making the gift, or of his or her death, or the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment in France.

French Wealth Tax

     The French wealth tax does not apply to ADSs owned by a United States Holder resident of the United States for purposes of the Treaty and who is entitled to benefits under the limitations on benefits provision contained therein, provided that the United States Holder does not maintain a permanent establishment or fixed base in France.

DIVIDENDS AND PAYING AGENTS

      Not applicable.

STATEMENT BY EXPERTS

      Not applicable.

DOCUMENTS ON DISPLAY

     LVMH files annual and special reports and other information with the SEC. You may read and copy any document that LVMH files at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC’s Public Reference Rooms in New York, New York and Chicago, Illinois. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     You may request a copy of these filings by writing or telephoning the offices of LVMH, 22, avenue Montaigne, 75008 Paris, attention: Investor Relations Department. LVMH’s telephone number is 011-33-1-44-13-22-22.

SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exposure to Foreign Exchange Risks

     A substantial portion of LVMH’s sales are in currencies other than the euro, including, in particular, the United States dollar and the Japanese yen. However, most of its production costs are incurred in euros. Therefore, exchange rate fluctuations between the euro and the principal currencies in which LVMH’s sales are denominated can significantly change LVMH’s sales figures and earnings reported in euros. Thus hampering LVMH’s year to year performance comparisons.

     LVMH actively manages its exposure to exchange rate risks in order to reduce its sensitivity to unfavorable currency fluctuations, implementing hedges in the form of forward sales or option products. Holding substantial assets in currencies (primarily the U.S. dollar and the Swiss franc), also generates an exchange rate risk related to the assets. This risk is managed by means of total or partial funding of the assets in question by borrowings in the same currency as the related asset.

     As prescribed by LVMH’s risk management policy, its hedging positions are gradually increased as and when the foreign exchange risks arise. As of December 31, 2002, the impact of a hypothetical uniform strengthening in 2003 of 10% in the value of the euro relative to the main currencies in which LVMH sales are denominated (which represent 90% of LVMH’s foreign exchange exposure) would result in a decrease of LVMH’s income from operations by approximately EUR 251 million. Taking into account hedges existing as of December 31, 2002 the net effect of such strengthening in 2003 would result in an increase of LVMH’s income from operations by approximately EUR 54 million.

     As of December 31, 2001, the impact of a hypothetical uniform strengthening in 2002 of 10% in the value of the euro relative to the main currencies in which LVMH sales are denominated (which represent 95% of LVMH’s foreign exchange exposure) would have resulted in a decrease of LVMH’s income from operations by approximately EUR 237 million. Taking into account hedges existing as of December 31, 2001 the net effect of such strengthening in 2002 would have resulted in a decrease of LVMH’s income from operations by approximately EUR 10 million.

     The table set forth below presents, for the periods indicated, the percentage of consolidated sales by LVMH in the currencies indicated:

Percentage of Consolidated Sales by Currency

	Years ended December 31

	2002	2001	2000

Euro	32%	31%	29%
United States dollar	32%	32%	35%
Japanese yen	16%	16%	16%
Hong Kong dollar	4%	5%	4%
Other	16%	16%	16%

Total	100%	100%	100%

     This sensitivity results from a calculation based on LVMH’s exposure and existing hedging positions as of December 31, 2002, which reflects the changes in exchange rates, but not potential changes in sales levels or local currency prices due to exchange rate changes. It does not take into consideration any potential tax impact.

Exposure to Interest Rate Risks

     LVMH’s exposure to interest rate risks may be assessed through the amount of its consolidated net debt, which was approximately EUR 6.5 billion at December 31, 2002 and of which 51% was fixed rate debt or floating rate debt with a cap and approximately 49% was floating rate debt (see Item 17 – “Financial Statements” – Note 29 of the Notes to the Consolidated Financial Statements).

     As LVMH debt is denominated in a variety of currencies, LVMH is exposed in varying degrees to fluctuations in interest rates in its principal currencies of indebtedness (the euro, U.S. dollar, Swiss franc and Japanese yen). This risk is managed through the use of interest rate swaps and purchase of caps (protections against rate hikes) designed to limit the negative impact of unfavorable interest rate fluctuations. Therefore, a hypothetical increase of 1% in average interest rates in 2002 applied to LVMH’s debt structure as of December 31, 2002 (including all existing hedging operations), would result in a decrease of its annual net income by approximately EUR 30 million.

      A hypothetical increase of 1% in average interest rates in 2001 applied to LVMH’s debt structure as of December 31, 2001 (including all existing hedging operations), would have resulted in a decrease of its annual net income by approximately EUR 61 million.

     All interest rate hedging instruments are linked to financial debt falling due either at the same time as, or after, said instruments. The type of instruments in force as of December 31, 2002 and the amount of the underlying assets are as follows:

		Maturity

		From 1 to 5	More than 5
	1 year or less	years	years

	(in EUR thousands)
Fixed rate swaps	—	564,000	—
Floating rate swaps	2,779,000	4,042,000	561,000
Caps bought	2,851,000	2,166,000	—
Floors sold	—	650,000	—

Exposure to Equity Market Risks

     LVMH’s exposure to equity market risks is primarily related to LVMH treasury Shares and to its interest in Bouygues, a risk covered in large part by provisions. LVMH sometimes uses hedging instruments to limit its exposure.

Exposure to Liquidity Risks

     Aside from local liquidity risks, which are generally not material, LVMH’s exposure to liquidity risk can be assessed through the amount of its net short-term borrowings, (EUR 1.7 billion), or through the outstanding amount of its commercial paper program (EUR 1.4 billion). In consideration of any such future payments falling due, LVMH has undrawn confirmed lines of credit totaling EUR 3.7 billion.

     LVMH’s liquidity is based on the amount of its long-term financing, the diverse nature of its investment base (regarding bonds and short-term paper), and the quality of its banking relationships, as may or may not be evidenced by confirmed lines of credit.

Exposure to Other Market Risks

     LVMH has no material sensitivity to changes in commodity prices.

Management of Foreign Exchange, Interest Rate and Equity Market Risks

     LVMH employs a centralized, non-speculative interest rate and currency risk management strategy designed to limit the negative impact of foreign currency or interest rate fluctuations on its business or investments.

     LVMH’s policy relies specifically on the following tools to:

–	hedging through forward contracts or options of:
	•	the exchange rate risk corresponding to current or future sales;
	•	local currency denominated dividends to be received from foreign subsidiaries, and in certain cases, of their local currency denominated net assets;
	•	interest expenses on foreign currency debts.
–	borrowing in the currency of the assets or of the future cash flows from the investment,
–	implementing swap contracts and interest rate caps or floors to balance LVMH’s debt structure (distribution between fixed rate and floating rate debt).

     (See Item 17 – “Financial Statements” – Note 29 of the Notes to the Consolidated Financial Statements).

     LVMH has established very strict management rules and procedures to assess, manage and monitor these market risks. These activities are organized based on a strict separation of the functions of risk assessment, hedging activities (front-office), administrative management (back-office) and financial control. This organization is backed by an integrated information system which allows real-time monitoring of hedging activities. LVMH’s hedging policy is submitted to the Performance Audit Committee, and individual hedging decisions are made on the basis of a clearly defined process which includes regular presentations to the Executive Committee and detailed documentation. LVMH counterparties are selected on the basis of a minimum rating level and according to a risk diversification approach.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15. CONTROLS AND PROCEDURES

     The Chief Executive Officer, Chief Financial Officer and Operations Executive Vice-President of LVMH have evaluated the effectiveness of LVMH’s “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) as of a date within 90 days prior to the filing of this Annual Report and concluded that, as of the date of their evaluation, LVMH’s disclosure controls and procedures were effective and designed to ensure that material information relating to LVMH, is made known to them by others within these entities, particularly during the period in which this Annual Report has been prepared.

     There have been no significant changes in LVMH’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

      Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-66 and S-1 for LVMH’s Financial Statements.

The following financial statements and schedules are filed as part of this Form 20-F:

1	.	Report of Independent Auditors	F-1
2	.	Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	F-2
3	.	Consolidated Balance Sheet as of December 31, 2002, 2001 and 2000	F-3
4	.	Consolidated Statement of Changes in Stockholders’ Equity as of December 31, 2002, 2001 and
		2000	F-5
5	.	Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-6
6	.	Notes to the Consolidated Financial Statements	F-7
7	.	Financial Statements Schedule	S-1
Schedule II:
Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2002, 2001 and 2000

     Other schedules are omitted because they are not applicable or because the information required is included in the financial statements or notes thereto.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibits:

1.	Statuts of LVMH as amended to date.

4(a).	Partners Agreement among LVMH, Diageo plc, Guinness France Holdings S.A. and LVMH Fashion
Group S.A. dated October 1, 2002.

4(c)1.	Employment agreement between LVMH, S.A. and Mr. Antonio Belloni dated May 14, 2001.

4(c)2.	Employment agreement between Moët Hennessy and Mr. Nicolas Bazire dated June 30, 2000 (English translation for information purposes only).

4(c)3.	Employment agreement between Moët Hennessy and Mr. Pierre Godé dated June 1, 1992 (English translation for information purposes only).

8.	List of Subsidiaries.

     Upon request of the Commission, LVMH will furnish a copy of the instruments with respect to the long-term debt securities of LVMH set forth in Note 16 to LVMH’s Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report for 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH MOËT HENNESSY LOUIS VUITTON
(Registrant)

By	/s/ Patrick Houël

Patrick Houël
Chief Financial Officer

June 30, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Bernard Arnault, certify that:

1. I have reviewed this annual report on Form 20-F of LVMH Moët Hennessy Louis Vuitton;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/s/ Bernard Arnault

Bernard Arnault
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Patrick Houël, certify that:

1. I have reviewed this annual report on Form 20-F of LVMH Moët Hennessy Louis Vuitton;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/s/ Patrick Houël

Patrick Houël
Chief Financial Officer

CERTIFICATION OF OPERATIONS EXECUTIVE VICE-PRESIDENT

I, Bernard Rolley, certify that:

1. I have reviewed this annual report on Form 20-F of LVMH Moët Hennessy Louis Vuitton;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

/s/ Bernard Rolley

Bernard Rolley
Operations Executive Vice-President

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
LVMH Moët Hennessy Louis Vuitton

We have audited the accompanying consolidated balance sheets of LVMH Moët Hennessy Louis Vuitton as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the accompanying Index at Item 17. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in France and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of LVMH Moët Hennessy Louis Vuitton at December 31, 2002, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in France. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in France, but do not conform in certain respects with accounting principles generally accepted in the United States of America. A description of these differences and a complete reconciliation of net income and stockholders’ equity to accounting principles generally accepted in the United States are set forth in Note 34 to the consolidated financial statements.

Paris, April 10, 2003

ERNST & YOUNG AUDIT

/s/ Gabriel Galet

Represented by Gabriel Galet

CONSOLIDATED STATEMENT OF INCOME FOR 2002

(EUR millions except EPS, stated in EUR and number of shares)	NOTES	2002	2001	2000

Net sales	22	12,693	12,229	11,581

Cost of sales		(4,563)	(4,654)	(4,221)

Gross margin		8,130	7,575	7,360
Marketing and selling expenses		(4,705)	(4,568)	(4,206)
General and administrative expenses		(1,417)	(1,447)	(1,195)

Income from operations	22	2,008	1,560	1,959

Financial expense - net	24	(294)	(459)	(421)
Dividends from unconsolidated investments		8	21	45
Other income or expenses - net	25	(405)	(455)	109

Income before income taxes		1,317	667	1,692

Income taxes	26	(350)	(192)	(633)
Income (loss) from investments accounted for
using the equity method	9	(18)	(42)	(34)

Net income before amortization of goodwill, minority interests and
unusual items		949	433	1,025

Amortization of goodwill	27	(262)	(168)	(141)
Minority interests	19	(131)	(99)	(179)
Unusual items - net	28	-	(156)	17

Net income		556	10	722

Net income before minority interests		687	100	964

Net income before amortization of goodwill and unusual items		818	334	846

Earnings per share before amortization of goodwill and unusual
items		1.67	0.68	1.75

Earnings per share		1.14	0.02	1.49
Number of common shares and share equivalents (1)		488,852,554	488,064,659	484,800,930

Fully diluted earnings per share before amortization of goodwill
and unusual items		1.67	0.68	1.75
Number of common shares and share equivalents after dilution (1)		488,852,554	488,072,374	484,886,474

(1) Figures have been adjusted to reflect retroactively the five-for-one stock split of July 2000.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002

ASSETS	NOTES	2002	2001	2000
(EUR millions)

Current assets

Cash and cash equivalents	4	812	795	695

Short-term investments	4	60	622	1,326

Treasury shares	5	544	1,046	1,289

Trade accounts receivable	6	1,327	1,538	1,638

Deferred income taxes - net	26	555	544	266

Inventories and work-in-progress	7	3,427	3,655	3,382

Prepaid expenses and other current assets	8	1,202	1,352	1,596

Total		7,927	9,552	10,192

Investments and other assets

Investments accounted for using the equity method	9	68	77	21

Unconsolidated investments and other investments	10	869	1,386	1,892

Treasury shares	5	362	318	156

Other non-current assets		511	467	307

Goodwill and similar intangible assets - net	11	3,631	3,516	3,842

Brands and other intangible assets - net	12	4,199	4,308	3,415

Property, plant and equipment - net	13	3,850	4,208	3,367

Total		13,490	14,280	13,000

Total		21,417	23,832	23,192

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTES	2002	2001	2000
(EUR millions)

Current liabilities

Short-term borrowings	14	2,304	3,765	5,333
Accounts payable		1,429	1,401	1,305
Accrued expenses and other current liabilities	15	2,533	2,622	2,371
Income taxes		61	-	318
Current portion of long-term debt	16	274	238	235

Total		6,601	8,026	9,562

Deferred income taxes - net	26	125	169	110

Long-term liabilities
Long-term debt, less current portion	16	4,554	5,402	3,498
Other long-term liabilities	17	1,073	1,250	1,164
Repackaged notes	18	222	284	346

Total		5,849	6,936	5,008

Minority interests in subsidiaries	19	1,772	1,800	1,481

Stockholders' equity
Common stock		147	147	147
Additional paid-in capital		1,736	1,736	1,735
Cumulative translation adjustment		(222)	(140)	(133)
Retained earnings		5,409	5,158	5,282

Total	20	7,070	6,901	7,031

Total		21,417	23,832	23,192

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of	Common	Additional	Retained	Cumulative	Stockholders'
(EUR millions)	shares	stock	paid-in	earnings	translation	equity
			capital		adjustment

As of January 1, 2000	97,957,650	147	1,734	4,946	(123)	6,704

Final dividend paid on 1999 income				(222)		(222)
and related taxation				(1)		(1)
Long-term investment in LVMH shares (1)				(62)		(62)
Employee stock option plans	26,587		1			1
Five-for-one stock split	391,874,108					-
Net income				722		722
Interim dividend paid on 2000 income				(101)		(101)
Foreign currency translation					(10)	(10)

As of December 31, 2000	489,858,345	147	1,735	5,282	(133)	7,031

Final dividend paid on 2000 income				(244)		(244)
and related taxation						-
Long-term investment in LVMH shares (1)				211		211
Employee stock option plans	42,770		1			1
Net income				10		10
Interim dividend paid on 2001 income				(101)		(101)
Foreign currency translation					(7)	(7)

As of December 31, 2001	489,901,115	147	1,736	5,158	(140)	6,901

Final dividend paid on 2001 income				(246)		(246)
and related taxation						-
Long-term investment in LVMH shares (1)				44		44
Employee stock option plans	36,295					-
Net income				556		556
Interim dividend paid on 2002 income				(103)		(103)
Foreign currency translation					(82)	(82)

As of December 31, 2002	489,937,410	147	1,736	5,409	(222)	7,070

(1)	Refer to Accounting Policies, Note 2.11
The number of shares recorded as a deduction from stockholders' equity as of December 31, 2002, December 31, 2001 and December 31, 2000 amounted to 370,000, 1,323,142, and 5,234,790, respectively, i.e. a value of EUR 16 million in 2002 (EUR 103 and 301 million in 2001 and 2000).

CONSOLIDATED STATEMENT OF CASH FLOWS

(EUR millions)	2002	2001	2000

I. OPERATING ACTIVITIES
Net income	556	10	722
Minority interests	131	90	242
Equity interest in undistributed earnings of associated companies, net of dividends received	17	46	36
Depreciation and amortization	1,019	1,356	635
Change in provisions	(386)	658	(267)
Change in deferred taxes	(142)	(304)	35
Gain (loss) on disposal of fixed assets or treasury shares	323	(937)	(189)

NET CASH PROVIDED BY OPERATING ACTIVITIES BEFORE
CHANGES IN CURRENT ASSETS AND LIABILITIES	1,518	919	1,214
Inventories and work-in-progress	33	(358)	(190)
Trade accounts receivable	64	128	(54)
Accounts payable	82	(25)	98
Other current assets and liabilities	257	(90)	(209)

NET CHANGE IN CURRENT ASSETS AND LIABILITIES	436	(345)	(355)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,954	574	859
II. INVESTING ACTIVITIES
Purchases of brands and other intangible assets	(80)	(80)	(63)
Purchases of property, plant and equipment	(479)	(904)	(794)
Sale of non-financial fixed assets	177	149	86
Acquisitions of investments	(92)	(445)	(399)
Reclassifications between investments and short-term investments	-	(677)	817
Proceeds from sale of unconsolidated investments	92	2,122	1,195
Change in other non-current assets	(182)	(431)	(119)
Net effect of acquisitions and disposals of consolidated companies	(160)	(628)	(547)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(724)	(894)	176
III. FINANCING ACTIVITIES
Proceeds from issuances of common stock	13	38	11
Change in treasury shares	516	(13)	(339)
Dividends and interim dividends paid by the parent company (including related tax)	(349)	(343)	(322)
Dividends and interim dividends paid to minority interests of consolidated subsidiaries	(23)	(171)	(70)
Proceeds from short-term borrowings and long-term debt	523	2,469	2,256
Principal repayments on short-term borrowings and long-term debt	(2,408)	(2,294)	(1,286)
Change in listed securities	182	880	(1,071)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,546)	566	(821)
IV. EFFECT OF EXCHANGE RATE FLUCTUATIONS	(18)	2	(22)

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(334)	248	192

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (net of bank overdraft)	878	630	438
CASH AND CASH EQUIVALENTS AT YEAR-END (net of bank overdraft)	544	878	630

Non-cash transactions:
- Increase of capital through conversion of debt	-	-	-
- Lease financing operations	3	16	7

The statement of cash flows shows the change in cash (net of bank overdrafts) and cash equivalents consisting of short-term investments that can be readily converted into cash, excluding, since January 1, 2001, listed securities. Figures from previous periods have been adjusted to allow comparisons.

The reconciliation between cash and cash equivalents at year-end, as shown in the statement of cash flows, and the cash and cash equivalents account as shown in the balance sheet is shown in Note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

LVMH Moët Hennessy Louis Vuitton is an international group, headquartered in Paris (France), principally engaged in the production and sale of prestigious luxury goods under world-famous brand names, among which, prestigious champagnes, wines, cognacs and spirits, as well as luxury goods, luggage and leather goods, fragrance and cosmetics products, watches and jewelry. The Group is also engaged in the haute couture and fashion businesses.

LVMH’s business consists of five principal business groups: Wines and Spirits, Fashion and Leather Goods, Perfumes and Cosmetics, Watches and Jewelry and Selective retailing. In addition, LVMH has interests in financial media companies and in auction art sales, included under Other Activities.

An important part of the production is located in France, but sold through subsidiaries worldwide, in five major geographical zones: France, Europe, the United States, Japan and the Far East.

Champagne, wines, cognacs and spirits are distributed principally through affiliates in the joint network with Diageo plc., or through a network of independent distributors. Luxury goods are distributed through various channels, depending upon the brand and company concerned, including exclusive independent retail outlets, selected specialized retail outlets, franchisees and duty-free operators; however, a significant part of sales is made through the integrated company-owned retail network.

In addition, the Group has developed a multi-brand selective retailing business, including department stores, duty-free boutiques as well as specialized distribution networks.

2. ACCOUNTING POLICIES

2.1 General

The consolidated financial statements of LVMH have been prepared in accordance with French accounting principles as defined by the French law of January 3, 1985 and CRC (Comité de Réglementation Comptable – French Accounting Regulations Committee) regulation No. 99-02, published on June 22, 1999. The adoption of this new regulation, effective as from January 1, 2000, had no material impact on stockholders' equity and Group earnings.

Although its shares are no longer listed on the NASDAQ, LVMH remains registered with the Securities and Exchange Commission (SEC); in this respect, it prepares a table of concordance between its income and stockholders’ equity under French accounting standards and the income and stockholders' equity that would be reported under US GAAP, included in Form 20F filed with the SEC (see Note 34, Summary of differences between accounting principles adopted by LVMH and generally accepted accounting principles in the United States).

2.2 Principles of consolidation

The accounts of subsidiaries in which LVMH either directly or indirectly holds a controlling interest are fully consolidated.

Companies controlled jointly by LVMH and another party are consolidated using the proportional consolidation method.

For the distribution subsidiaries which are operated as joint ventures with the Diageo group, only the portion of assets and liabilities and results of operations relating to LVMH activity is included in the accompanying financial statements (see Note 2.17).

Companies where LVMH has a significant influence but no controlling interest are accounted for using the equity method.

2.3 Foreign currency translation, hedging of exchange and interest rate risks

The consolidated financial statements are stated in euros; the accounts of subsidiaries using a different functional currency are converted into euros:

-	at the exchange rate prevailing at year-end for balance sheet items;
-	at the average rates for the financial year for statement of income items.

Translation adjustments arising from the application of these rates are recorded in stockholders' equity under "Cumulative translation adjustment".

Foreign currency transactions carried out by consolidated companies are converted to their functional currency at the exchange rate prevailing at the transaction date.

Trade receivables and debts denominated in foreign currency are converted at the exchange rate prevailing on December 31. The unrealized losses and gains resulting from this translation are recorded in the statement of income, except when they result from the translation of foreign currency debt or other instruments designated as hedges of long-term investments in the same currency, in which case they are recorded in stockholders’ equity under "Cumulative translation adjustment".

Foreign exchange gains and losses arising from the translation of intercompany transactions or intercompany receivables and debts denominated in foreign currency, or from their elimination, are recorded in the statement of income, unless they relate to long-term intercompany financing operations and can be considered comparable to investments, in which case they are recorded in stockholders' equity under "Cumulative translation adjustment".

Foreign exchange futures and option contracts are revalued using the year-end exchange rates. Unrealized gains and losses resulting from such revaluations are:

-	recorded in the statement of income to offset the unrealized gains or losses on the assets or liabilities hedged by these instruments;
-	deferred if the instruments have been designated as hedges of transactions for the following accounting period;
-	recorded as income or losses for the period if they have not been designated as hedges.

Deferred unrealized gains and losses are included in “Other current assets" or "Other current liabilities".

Foreign exchange gains and losses arising from contracts hedging commercial risks are recorded as operating income or expenses to offset gains and losses recognized on such risks, except for premiums and discounts on forward contracts, which are recorded on a pro rata basis as financial income and expenses. Foreign exchange gains and losses arising from contracts hedging financial risks are recorded as financial income or expenses.

Gains and losses resulting from interest rate hedging contracts (swap contracts, caps, FRAs, collars, etc.) are accounted for on a pro rata basis over the period of the related contracts.

2.4 Brands and other intangible assets

Only the acquired brands that are well known and individually identifiable are recognized as assets at their values calculated on the date of their acquisition. These brands are not amortized.

Expenses incurred in creating a new brand or developing an existing one are recorded under expenses.

Other intangible assets are amortized over their probable useful lives:

- Leasehold acquisition rights	duration of lease
- Software	1 to 5 years

A provision for impairment is recorded when a brand's carrying value becomes permanently impaired, and is calculated according to the methods described in Note 12. The provision is recorded for the amount of the difference between book value and actual value.

Goodwill and similar intangible assets

Goodwill is defined as the difference between the purchase price of acquired businesses and the Group’s share of their underlying net assets at the date of acquisition. This calculation is made after the net assets of the acquired company have been restated in line with the Group accounting policies and after revaluation to fair value, when fair value differs from net book value at the purchase date.

The value of certain intangible assets such as trade names, market shares, business assets (fonds de commerce) or distribution rights are reported under the caption goodwill and other similar intangible assets.

For all acquisitions subsequent to January 1, 2000, goodwill is recorded in the functional currency of the acquired company. It had previously been reported in euros.

Goodwill is amortized over periods ranging from 5 to 40 years, depending on its estimated useful life as of the date of first consolidation. This estimate is made by taking into account the rank of the acquired company on its market, particularly in terms of positioning, number of years of existence and geographical location.

Goodwill from businesses acquired under French regulations (fonds de commerce) is amortized over a period which may not exceed 18 years.

Exceptional amortization is recorded for any permanent difference between the book value of goodwill and its actual value, and is calculated using the methods described in Note 12.

Property, plant and equipment

Property, plant and equipment is stated at historical cost, excluding subsequent revaluations, and includes, as the case may be, the interest expense capitalized during the period prior to the date when the asset is placed in service.

Assets acquired under capital leases or long-term rental agreements are recorded on the basis of the present value of future lease payments.

Depreciation is charged using the straight-line method over the estimated useful lives of the assets:

- Buildings	20 to 50 years
- Machinery and equipment	3 to 20 years
- Retail leasehold improvements	3 to 10 years
- Vineyards	18 to 25 years

Vineyard preparation and development costs are capitalized until the vineyards become commercially productive (generally for a period of three years) and are included in "tangible assets in progress".

2.7 Unconsolidated investments

Unconsolidated investments are recorded at acquisition cost.

A provision is recorded for any other than temporary difference between the fair value for the Group of such an investment and its net book value.

The fair value of investments is measured according to such criteria as the value of the Group share in the net assets, the stock price or earnings and cash flow prospects, weighted by the effects of holding these investments in terms of the Group strategy, or synergies with existing businesses.

2.8 Inventories and work-in-progress

Inventories are recorded at cost, excluding financial expenses, although this may not exceed the net realizable v alue; the cost price comprises production cost (finished goods) or purchase price, plus incidental costs (raw materials, merchandise).

Inventories are valued according to the weighted average cost method or using the FIFO method. Due to the length of the aging process for champagne and cognac, a substantial portion of these inventories is not sold within one year. However, in accordance with industry practices, these are nevertheless classified as current assets.

2.9 Trade accounts receivable and other receivables

Receivables are recorded at their face value. An provision for doubtful accounts is recorded based on the probability of their collection.

2.10 Short-term investments

Short-term investments are stated at the lower of cost or market value.

Shares in mutual funds, money market funds and similar investments are stated at their official net asset value.

The market value of traded securities is determined by reference to the average listed price on the related stock exchange during the last month of the year, and, if applicable, translated at the year-end exchange rate. The market value of non-traded securities is based on their estimated realizable value. This calculation is determined on a line-by-line basis, and there is no offsetting between the capital gains and losses reported.

In the event of a partial sale of an investment, the FIFO method or weighted average cost method is used to determine the gain or loss to be recognized.

2.11 Treasury shares

LVMH shares are recorded at acquisition cost.

Shares held by the parent company LVMH SA under French market regulations for stock price equalization or for employee stock option plans, as well as shares held by subsidiaries on a short-term basis, are recorded as assets in the balance sheet.

LVMH shares held for stock option purchase plans are allocated to these plans for the duration of the option plan period. A loss provision is recorded, when applicable, to bring the acquisition cost into line with the anticipated exercise price.

When the market value of LVMH shares, calculated in accordance with the method described in Note 2.10 above, falls below their acquisition cost or their exercise price in the case of stock option plans, a provision is recorded.

LVMH shares held by the group on a long-term basis, or for the purpose of future cancellation or exchange, are recorded as a deduction from stockholders' equity, including the related capital gains or losses realized.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash in banks and short-term deposits which are immediately available (except for blocked accounts).

2.13 Pensions, medical costs and other employee commitments

When payments are made by the group in respect of pensions, medical costs and other commitments to third party organizations managing the payment of welfare benefits or expense reimbursements, such payments are expensed in the year in which they fall due, with no liability being recorded in this respect on the balance sheet.

When pensions, medical costs and other commitments are paid directly by the group companies, a provision is booked in the balance sheet for the amount of the corresponding actuarial liability, and any changes in this commitment are recorded in expenses for the period.

When this commitment is either partially or wholly funded by payments made by group companies to external fund managers, the amount of the corresponding plan assets is deducted from the actuarial liability booked on the balance sheet.

The actuarial liability is calculated on the basis of evaluations specific to each country and including, in particular, assumptions regarding the increase in salaries, inflation, life expectancy, staff turnover and the return on plan assets.

Cumulative actuarial gains or losses are amortized when such gains or losses exceed 10% of the amount of the commitment, or of the market value of these plan assets as of year-end. These gains or losses are amortized over the average remaining active life of the employees concerned as from the period following the year in which such gains or losses were recorded.

2.14 Research and development costs

Research and development costs are expensed in the year they are incurred.

2.15 Bonds

Bond issuance premiums and issuance costs are amortized over the life of the debt.

2.16 Income taxes and deferred taxation

Deferred taxes are booked to reflect timing differences arising between the net assets of consolidated companies as reported in the consolidated financial statements and the amount resulting from the application of tax regulations. These amounts are recorded on the basis of the tax rates known at year-end.

Future tax savings from tax losses carried forward are only recorded as deferred tax assets when their recovery is deemed likely.

Taxes that would become payable by the Group in the event of distribution of the retained earnings of subsidiaries are provided for if such a distribution is probable.

2.17 Recognition of income

  Net sales

  The Group’s revenue transactions include direct sales to customers and sales through distributors. Sales made directly to customers are made through retail outlets for fashion and leather goods, certain perfumes and cosmetics, certain watches and jewelry. These sales are recognized at the time of purchase by the retail customers. Sales through distributors are made for wine and spirits, certain perfumes and cosmetics and certain watches. The Group recognizes revenue only when title transfers to unaffiliated customers. For items shipped to independent distributors, title transfers on shipment of products from the Group facilities.

  LVMH has several contractual distribution arrangements with Diageo plc. generally established by contractual shareholder’s agreements. LVMH and Diageo plc use these distribution arrangements as a means of delivering and selling their products to outside customers. The distribution arrangements contractually define the calculation of results and assets that are attributable to each partner. As a result, LVMH only records revenue and the direct costs associated with the sales and distribution of its own products.

  Accounting for sales returns

  Companies in the Perfumes and Cosmetics business group repurchase unsold or outdated products from their distributors. The estimated costs of such repurchases are provided upon a percentage of sales and gross margin of the related period.

  Under both US and French GAAP, provisions are estimated and recorded for the right of return from distributors in the same period as the related sales.

  Accounting for shipping and handling costs

  The Group classifies amounts reimbursed by customers for shipping and handling costs as revenues. The costs incurred by the Group for transportation and handling are included in selling expenses.

  Accounting for slotting fees and cooperative advertising

  The Group pays amounts for shelf space and cooperative advertising programs primarily in the Wine and Spirits business group. The amounts incurred for these slotting fees and cooperative advertising are recorded as advertising expenses in the Group consolidated financial statements.

2.18 Income from operations; other income and expenses, and unusual items

The Group's main business is the management and development of its brands and trade names. Income from operations is derived from these activities, whether recurring or non recurring, core or incidental operations.

Other income and expenses comprise statement of income items, which, due to their nature or frequency, may not be considered as inherent to the Group's main business.

Other income and expenses of a material amount and of an exceptional nature are recorded as unusual items. Unusual items are presented net of tax and minority interests.

Income before taxes is the same as "net current income from consolidated companies".

Net current income comprises income after tax excluding amortization of goodwill and before unusual items.

2.19 Earnings per share

Earnings per share are calculated based on the weighted average number of common shares outstanding during the year, excluding the treasury shares deducted from stockholders' equity.

Fully diluted earnings per share are computed based on the weighted average number of common shares outstanding during the year, less those shares deducted from stockholders' equity, plus any shares which would result from the conversion of outstanding convertible debt and the exercise of all existing options. This calculation takes into account the reduction of the related interest expense, provisions for redemption premiums, and the corresponding tax effect.

3. CHANGES IN THE SCOPE OF CONSOLIDATION

3.1 In 2002

Wines and Spirits

In July 2002, LVMH acquired a 40% stake in Millennium Import LLC for 76 million US dollars. Millenium Import LLC produces luxury vodka distributed under the brand names Belvédère and Chopin. The investment in Millennium was accounted for using the equity method as from this date. This transaction gave rise to an intangible asset of 71 million US dollars, which is amortized over 15 years, and represents the permanent distribution license held by Millenium for these brands in the US.

In May 2002, the Group sold the Pommery brand for a price of EUR 152 million. This sale also included the administrative and production sites, the wine cellars, inventories and distribution agreements, with the exception of the vineyards. Pommery's business activities were no longer consolidated as from this date.

Fashion and Leather Goods

Donna Karan International Inc, ("DKI"), which was acquired in December 2001, (see below: changes in the scope of consolidation in 2001) was fully consolidated as of January 1, 2002. The total amount of the investment in Gabrielle Studio and DKI was allocated to the Donna Karan brand for EUR 494 million; the goodwill, amounting to US dollars 224 million, will be amortized over 20 years.

During the period, LVMH increased its interest in the Fendi group from 51% to 67%. This investment, amounting to EUR 196 million, generated additional goodwill of EUR 75 million. (Refer also to Note 33: Subsequent events).

Since January 1, 2002, the Emilio Pucci group, which was acquired in 2001 for EUR 38 million, has been fully consolidated. The investment was allocated to the Pucci brand for EUR 17 million. The remaining goodwill will be amortized over a period of 20 years.

Finally, LVMH increased its stake in Thomas Pink from 70% to 100%. This investment amounted to EUR 28 million.

Perfumes and Cosmetics

In December 2002, the group sold the Hard Candy and Urban Decay brands for a price of 1 million US dollars. This amount may vary over three years due to a price index clause; the 2002 net income of these entities were included in consolidated net income until the sale took place.

Other Activities

Based on an agreement of May 2002, LVMH's interest in Phillips was reduced from 75% to 27.5%, and its controlling interest was sold to the company's former directors, Daniella Luxembourg and Simon de Pury. Within the scope of this agreement, LVMH restored the Phillips group's financial situation by canceling its debt. In return, LVMH received Phillips' fixed assets and inventories. Phillips was deconsolidated as from January 1, 2002, as its activity over the first few months of the year was not significant. (Refer also to Note 33: Subsequent events).

3.2 In 2001

Wines and Spirits

At the end of 2000, the Group acquired 60% of the Newton (Nappa Valley, California) winegrowing estate and 90% of the MountAdam (Eden Valley, southern Australia) winegrowing estate for EUR 34.5 million. These investments were fully consolidated over the entire 2001 fiscal year.

Fashion and Leather Goods

Based on an agreement entered into in December 2000, in January 2001 LVMH acquired 100% of Gabrielle Studio, an American company and owner of the Donna Karan New York brand, for 405 million US dollars.

Furthermore, in March 2001, LVMH drafted a merger agreement with the owner of the exclusive license for use of the Donna Karan brand, Donna Karan International Inc ("DKI", a company listed on the New York stock exchange). This agreement consisted of:

-	the contribution by LVMH to DKI of its interest in Gabrielle Studio
-	an offer by LVMH to purchase substantially all of the stock of DKI at a price of 10.75 US dollars per share, or a total of 185 million US dollars.

This draft agreement was approved by DKI's General Meeting of November 27, 2001. Following this transaction, LVMH owns 100% of the preferred stock and 89.4% of the common stock of the new Donna Karan group.

Gabrielle Studio was fully consolidated over the entire fiscal year. The Donna Karan International business was only consolidated as from 2002.

The investment in Gabrielle Studio (405 million US dollars) was allocated in full to the value of the Donna Karan New York brand.

In December 2001, LVMH's interest in Fendi increased from 25.5 % to 51% as a result of its acquisition of Prada's stake in their former 50/50 joint venture (see below: Changes in the scope of consolidation in 2000). This transaction represents an additional investment of EUR 295 million, of which EUR 255 million will be paid over a four-year period. The majority of this amount (EUR 404 million [EUR 206 million - Group share]) was allocated to the value of the Fendi brand and EUR 136 million was recorded as additional goodwill to be amortized over 30 years.

The Fendi investment was consolidated on a proportionate basis as of July 2000; however, the full consolidation method has been used since December 31, 2001.

Perfumes and Cosmetics

The Group's 65% interest in American cosmetics company Fresh, acquired in September 2000 for EUR 18 million, has been fully consolidated since January 1, 2001.

Selective Retailing

In January 2001, LVMH acquired 55% of the Paris department store La Samaritaine for EUR 256 million, including EUR 88 million through a reserved capital increase.

The price paid corresponds, in particular, to a number of real estate assets, which include buildings other than the one housing the department store, estimated at EUR 471 million (EUR 182 million –Group share - after deferred tax). The related goodwill of EUR 57 million, included the value of the trade name, will be amortized over 20 years. La Samaritaine has been fully consolidated since January 1, 2001.

Watches and Jewelry

In January 2001, LVMH and the De Beers group entered into an agreement to form a 50/50 joint venture. This agreement was approved by the European Commission in July 2001. Starting in 2002, this company will have an exclusive license for the world-wide sale of diamond jewelry in a network of stores to be created under the "De Beers" name. This joint venture has been accounted for using the equity method since 2001.

Other Activities

In January 2001, the founders of the Geneva art gallery de Pury et Luxembourg Art, Mrs. Daniella Luxembourg and Mr. Simon de Pury, contributed their entire interest in de Pury et Luxembourg Art to Phillips. This contribution was remunerated with a 25% interest in Phillips, and a payment of 10 million US dollars. Following this operation, Phillips was renamed Phillips, de Pury & Luxembourg (PPL). In November 2001, within the framework of a memorandum of agreement drawn up in July, PPL's UK activities and the activities of the British auction company Bonhams & Brooks were merged within a joint venture held by PPL at 49.9%, with PPL keeping control of its international activities.

The transfer of de Pury & Luxembourg Art to Phillips generated goodwill of EUR 54 million, in addition to the initial goodwill of EUR 95 million.

De Pury & Luxembourg Art has been fully consolidated in Phillips since January 1, 2001; as of November 2001, the stake in the joint venture with Bonhams & Brooks has been accounted for using the equity method.

In December 2001, the 50% stake in the luxury product internet site e-Luxury was increased to 99.99%, by means of subscription to a capital increase. This transaction gave rise to goodwill of EUR 45 million, corresponding to the value of the clientele and prior site development costs. e-Luxury was accounted for using the equity method as of January 1, 2001 and was fully consolidated as of December 31, 2001.

In January 2001, the Télématique Victoire Multimédia business was transferred by LVMH to the Jet Multimedia group in exchange for 479,125 shares in Jet Multimedia with a guaranteed price. This sale gave rise to a capital gain of EUR 25 million before tax.

3.3 In 2000:

Fashion and Leather Goods

In July 2000, pursuant to the memorandum of agreement signed at the end of 1999, LVMH acquired 51% of the Italian Group Fendi with the Prada Group. EUR 404 million of the total EUR 564 million paid by the joint venture corresponds to the value recorded for the Fendi brand, and EUR 92 million to goodwill.

Fendi was consolidated using the proportionate method as from July 1 for 50%, including 25.50% for LVMH's share.

Perfumes and Cosmetics

In 1999, LVMH acquired 70% of the US company BeneFit Cosmetics for EUR 67 million, the value of the BeneFit brand comprising the majority of the price paid.

Other acquisitions in 1999 include 73% of the French company Make Up For Ever, and 94% of the US cosmetics company Hard Candy and 100% of Urban Decay: these three investments represent a total amount of EUR 42 million.

All of these companies were fully consolidated over the entire period.

Watches and Jewelry

In addition to the investment in TAG Heuer, LVMH acquired all of the capital of the watch companies Ebel and Zenith at the end of 1999, for EUR 19 million and 75 million respectively, as well as 100% of Chaumet, the famous Paris jeweler, for EUR 47 million.

The values attributed to these brands are EUR 125 million for Ebel, EUR 58 million for Zenith, and EUR 33 million for Chaumet.

These investments were consolidated over the entire period.

Selective Retailing

In addition to "Laguna", the Italian name acquired at the end of 1999, the Sephora sub-group acquired 100% of the owner of the Italian brand “Boïdi” in February 2000, and 50% of the companies owning the Italian and Greek brands, “Carmen” and “Beauty Shop” in July. The total investment of EUR 154 million was considered to represent the value of these four brands. The related goodwill is amortized over a period of 10 to 15 years. The investments in Laguna and Boïdi were consolidated over the entire period, and the investments in Carmen and Marinopoulos (owner of the Beauty shop brand) have been consolidated since July 2000.

In January 2000, LVMH acquired Miami Cruiseline, an American company that sells luxury goods aboard cruise ships. The investment cost of EUR 361 million resulted in the recording of goodwill of EUR 359 million, to be amortized over 20 years. The investment was consolidated over the entire period.

Other Activities

At year end 1999, LVMH acquired the Phillips auction house for EUR 90 million. The corresponding goodwill of EUR 95 million is amortized over 30 years. Phillips has been consolidated since January 1, 2000.

3.4 Summarized pro forma information and impact on cash flow:

A simplified pro forma statement of income is presented below for 2001 and 2002, on the basis of a comparable group structure taking into account, as of January 1, 2001, the changes that occurred in the scope of consolidation in 2002 and over less than 12 months in 2001:

-	in 2002: the consolidation of Donna Karan International and Emilio Pucci, the additional investments in Fendi and Thomas Pink, the accounting for Millennium using the equity method, and the sale of the Pommery business.
-	In 2001: the additional investment in Fendi, and the deconsolidation of Phillips.

These pro forma data do not necessarily represent the results that would in fact have been reported in the consolidated financial statements if the transactions described had occurred at the specified date Moreover, they may not be presumed to indicate the future evolution in the Group's consolidated results

	2002	2001
(EUR millions)	pro forma	pro forma

Net sales	12,693	12,905
of which: - Wines and Spirits	2,266	2,185
- Fashion and Leather Goods	4,194	4,440
- Perfumes and Cosmetics	2,336	2,231
- Watches and Jewelry	552	548
- Selective Retailing	3,337	3,456
Income from operations	2,008	1,700
Income before income taxes	1,479	823
Net income before amortization of goodwill and unusual items	957	462
Net income before unusual items	694	255

The effect of changes in the scope of consolidation on the balance sheet as of December 31, 2002 is as follows:

(EUR millions)

Brands and other intangible assets	149	Stockholders' equity	-
Goodwill	371	Minority interests	54
Property, plant and equipment - net	42
Inventories and work in progress - net	71	Net financial debt	395
Trade accounts receivable - net	54	Other long-term liabilities	35
Other assets	75	Other current liabilities	278

Total	762		762

The effect of the changes in the scope of consolidation on Group cash flows, as shown in the consolidated statement of cash flows, i.e. net of cash from companies that were acquired or sold, and net of any deferred payments on these acquisitions, amounts to EUR 160 million (EUR 628 million in 2001).

This figure mainly represents the investments in Fendi (EUR 196 million), Millennium (EUR 77 million), Thomas Pink (EUR 28 million), and the positive effect of the sale of certain Pommery assets (EUR 152 million).

In 2001, the impact on Group cash flows mainly resulted from the investments in Gabrielle Studio, la Samaritaine and de Pury et Luxembourg Art SA.

4. SHORT-TERM INVESTMENTS, CASH AND CASH EQUIVALENTS

(EUR millions)	2002	2001	2000

Short-term investments:
Listed securities	30	202	1,133
Shares of mutual funds	38	405	154
Negotiable debt notes and other unlisted securities	9	49	86
Provisions	(17)	(34)	(47)

Net book value	60	622	1,326

Market value of short-term investments	61	692	1,397
of which, market value of listed securities and shares of mutual funds	52	643	1,311

Cash and cash equivalents:

Fixed-term deposits (maturity > 3 months)	76	9	12
Fixed-term deposits (maturity < 3 months)	93	59	123
Ordinary bank accounts	643	727	560

	812	795	695

of which, restricted cash accounts	4	5	13

At December 31, 2000, listed securities included for EUR 126 million and EUR 956 million, respectively, 12,500,000 shares in Diageo Plc (UK), and 18,465,940 shares in Bouygues SA (France). In 2001 the Diageo shares were sold and the Bouygues shares were reclassified as unconsolidated investments (refer to Note 10).

As of December 31, 2002, net cash and cash equivalents at year-end, as shown in the statement of cash flows, amount to EUR 544 million. The reconciliation of this amount with the data set out above is as follows:

(EUR millions)

Unlisted short-term securities - net	30
Cash and cash equivalents	812
Bank overdrafts	(298)

Cash and cash equivalents - net	544

5. TREASURY SHARES

The allocation of LVMH shares recorded as assets in the balance sheet at year-end is as follows:

(EUR millions)	2002		2001	2000

	Number	EUR	EUR	EUR

More than one year:
- stock option plans
gross amount	7,639,512	400	318	156
provision for loss in value		(38)	-	-

	7,639,512	362	318	156

Less than one year:
- stock option plans	9,062,897	250	193	110
- stock price equalization or short-term investments:
gross	7,050,600	430	1,196	1,179
provision for loss in value	-	(136)	(343)	-

	16,113,497	544	1,046	1,289

During the period, the following transactions occurred:

	Stock price equalization or		Stock option plans
	short-term investment

	Number of shares	EUR millions	Number of shares	EUR millions

As of January 1, 2002	18,643,571	854	13,684,977	511
Purchases	3,280,228	139	3,292,660	148
Transfers	50,600	3	(50,600)	(3)
Options exercised	-		(224,628)	(6)
Disposals at sale price	(14,923,799)	(755)	-	-
Gross capital gain or (loss) realized	-	(154)	-	-
Change in provisions	-	207	-	(38)

As of December 31, 2002	7,050,600	294	16,702,409	612

6. TRADE ACCOUNTS RECEIVABLE

(EUR millions)	2002	2001	2000

Gross value	1,457	1,636	1,708
Allowance for doubtful accounts	(130)	(98)	(70)

Net book value	1,327	1,538	1,638

7. INVENTORIES AND WORK-IN-PROGRESS

(EUR millions)	2002	2001	2000

Merchandise	745	852	694
Finished goods	1,137	1,235	1,027

	1,882	2,087	1,721
Wines and distilled alcohol in the process of ageing	1,683	1,707	1,618
Other raw materials and work in progress	453	453	386

	2,136	2,160	2,004

Gross value	4,018	4,247	3,725

Provision	(591)	(592)	(343)

Net book value	3,427	3,655	3,382

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

(EUR millions)	2002	2001	2000

Foreign currency hedging operations	215	246	623
Tax: income tax	-	47	-
other taxes	243	243	207
Advances and downpayments	45	94	91
Prepaid expenses	199	216	243
Other receivables, net	500	506	432

	1,202	1,352	1,596

The "Foreign currency hedging operations" account is primarily composed of the unrealized gain on the revaluation of currency hedging contracts in force at year-end or, in the event of unrealized losses, in the corresponding prepaid expenses that were accrued for (Refer also to Note 15).

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(EUR millions)	2002	2001	2000

Bonhams & Brooks PS&N Ltd (UK)	37	41	-
De Beers LV Ltd (UK)	9	16	-
e-Luxury.com Inc (US)	-	(** )	(* )
Millennium Import LLC (US) (***)	7	-	-
Other	15	20	21

Investments accounted for using the equity method	68	77	21

(EUR millions)	2002	2001	2000

Bonhams & Brooks PS&N Ltd	(4)	-	-
De Beers LV Ltd	(9)	(4)	-
e-Luxury.com Inc	-	(31)	(38)
Millennium Import LLC (***)	2	-	-
Other	(7)	(7)	4

Income (loss) from investments accounted for using the equity method	(18)	(42)	(34)

(*)	Portion of the negative net equity transferred to a loss and contingency provision
(**)	Fully consolidated company as of December 31, 2001
(***)	Refer to Note 3: Changes in the scope of consolidation

10. UNCONSOLIDATED INVESTMENTS AND OTHER INVESTMENTS

	2002			2001		2000

(EUR millions)	Gross value		Provisions	Gross value	Provisions	Gross value	Provisions

. Investment in Bouygues SA (France)	819		(282)	819	(82)	-	-

. Investment in Gucci Group NV (Netherlands)	-		-	-	-	1,256	-

. Other investments	460		(128)	864	(215)	754	(118)

Unconsolidated investments and other
investments	1,279		(410)	1,683	(297)	2,010	(118)

	Group		Net	Dividends	Stockholders'	Net	Market
	interest		book	received	equity	income	value (2)
(EUR millions)			value

Bouygues SA (France)	5%		537	6	5,011	666	429
Tod's Spa (Italy)	4%		47	-	391	36	36
Investments in various Internet funds (USA)	N	D	31	-	NA	NA	-
SFMI SA Micromania (France) (1)	13%		15	-	49	-	-
Joseph SA (France) (1)	10%		7	1	62	-	-
Other investments	-		48	1	-	-	-

Investments of less than 20%			685	8

Pechel Industries SA (France)	43%		33	-	97	(2)	-
L Capital FCPR (France)	46%		37	-	76	(4)	-
Interparfums Inc.(USA)	21%		17	-	77	10	29
Rossimoda Spa (Italy) (1)	45%		23	-	18	1	-
Sociedad Textil Lonia SA (Spain) (1)	25%		9	-	15	-	-
Other investments	-		27	-	-	-	-

Investments of between 20% and 50%			146	-
Other investments			38	-

			869	8

(1)	The accounting data provided is prior to December 31, 2002, as the figures for the 2002 year-end were not available as of the date of preparation of this report.
(2)	Average stock market price for December 2002.

The investments listed above, which are more than 20%-owned, have not been accounted for under the equity method as the Group does not exercise significant influence over these companies or because they are not material to the Group operations.

Investment in Bouygues:

The LVMH group has an interest in Bouygues, managed as part of the Group's investment portfolio. During 2001, management determined that the prospects for a rise in the value of the investment must be assessed over the medium term; this interest, which, as of December 31, 2000, had been included in the short-term investment portfolio, was therefore reclassified as of June 30, 2001 to long-term investments (over one year), after deduction of the block of shares sold in July 2001 (2,650,000 shares).

As of December 31, 2001, a provision was booked in respect of this investment for EUR 82 million; this provision was increased to EUR 282 million at the end of 2002, in order to reflect the other than temporary drop in the market price of media and telecommunications stocks.

Investment in Gucci:

Between 1999 and 2001 LVMH was involved in a dispute with the Pinault Printemps-Redoute (PPR) and Gucci groups; this dispute concerned the validity of two reserved capital increases that took place on February 18, 1999 and March 19, 1999, and which led to a reduction in LVMH’s stake in Gucci from 34.4% to approximately 20%.

In September 2001, the PPR, Gucci and LVMH groups resolved this dispute through a settlement agreement providing for the following:

-	PPR's purchase from LVMH in October 2001 of 8.6 million Gucci shares at 94 US dollars per share, for a total of 806 million US dollars (EUR 897 million);
-	the payment by Gucci in December 2001 of an exceptional dividend of 7 US dollars per share; given LVMH's residual interest on that date, this resulted in earnings of 81 million US dollars (EUR 90 million);
-	A takeover bid by PPR in March 2004 for all of Gucci stock at a price of 101.5 US dollars per share.

In December 2001, LVMH sold its residual interest of 11.6 million shares to Crédit Lyonnais for 1,037 million US dollars (approximately 89.6 US dollars per share), or EUR 1,150 million. The share sale agreement also contains an earn-out provision entitling LVMH, where applicable, to a price supplement until March 2004 that depends on the price of Gucci shares and the dividends paid by Gucci during that period.

LVMH total capital gain on the sale of 20.1 million Gucci shares amounts to EUR 774 million, and EUR 864 million after taking into account the exceptional dividend.

Investment in Diageo:

In addition to the partnership regarding the distribution of their goods, LVMH and Diageo have maintained reciprocal capital investments for several years.

As of December 31, 2002, Diageo thus held a 34% stake in Moët Hennessy, the holding company for the LVMH Wines and Spirits business group. LVMH's interest in Diageo (formerly Guinness), which was originally an interest of 20% in Guinness, has been gradually reduced since 1997. This investment, which was less than 0.5% as of December 31, 2000 and recorded in short-term investments, was sold in 2001.

11. GOODWILL AND SIMILAR INTANGIBLE ASSETS

		2002		2001		2000

		Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
		value	amortization	value	amortization	value	amortization
	Amortization		and		and		and
(EUR millions)	period		provisions		provisions		provisions

DFS	20	1,996	(675)	1,996	(581)	2,061	(206)

Sephora	5 to 20	590	(119)	587	(83)	583	(54)

Louis Vuitton	40	419	(57)	419	(47)	419	(37)

Fendi	20	351	(28)	228	(10)	92	(2)

Miami Cruiseline	20	318	(48)	378	(38)	359	(18)

Veuve Clicquot Ponsardin	40	292	(122)	292	(115)	292	(108)

Donna Karan	20	214	(11)	-	-	-	-

Millennium	15	68	(2)	-	-	-	-

Laflachère	25	65	(10)	65	(8)	63	(5)

La Samaritaine	20	59	(6)	57	(3)	-	-

e-Luxury	3	38	(13)	45	-	-	-

Phillips	-	-	-	123	(123)	95	(3)

Other		524	(238)	538	(224)	473	(191)

subtotal		4,934	(1,329)	4,728	(1,232)	4,437	(624)
Goodwill under French regulation
(Fonds de commerce)		68	(42)	42	(22)	40	(11)

		5,002	(1,371)	4,770	(1,254)	4,477	(635)

Refer to Note 3: Changes in the scope of consolidation
  The goodwill from the Sephora subgroup includes the value of several selective retailing network names in the perfumes and cosmetics field: "Sephora", present in several European countries, as well as "Carmen", "Laguna" and "Boïdi" in Italy, and "Beauty Shop" (Marinopoulos Group) in Greece.

  Louis Vuitton’s goodwill is not representative of the price paid for acquiring the brand, since this was developed by the Group; it is the result of successive acquisitions of m inority interests in the different legal structures of the Louis Vuitton subgroup.

  Goodwill on DFS:
  Successive international crises (economic crisis in South East Asia, tragic events at the World Trade Center) since LVMH took control of DFS temporarily had serious impacts on the level of activity and results of DFS.
  Moreover, the economic situation in Japan, including the major changes occurring in this country and the unfavorable yen/dollar exchange rate, especially in 2001, have led to a lasting reduction in the number of Japanese tourists, DFS main clientele, as well as their purchasing power.
  In order to reflect the permanent fall in the level of business and profitability of DFS, and the greater volatility of its results in comparison with Group expectations at the time of its acquisition, the following adjustments were deemed necessary in 2001:
-	recognition of an exceptional amortization expense of EUR 323 million, reducing the net book value of goodwill to a level justified by discounted future cash flows;
-	reduction of the goodwill amortization period from 40 to 20 years. Thus the net adjusted book value of EUR 1,415 million at December 31, 2001 will be amortized over the remaining 15 year amortization period.
  The methods for valuing goodwill are the same as those described in Note 12 as regards brands.

12. BRANDS AND OTHER INTANGIBLE ASSETS

	2002		2001		2000

(EUR millions)	Gross value	Accumulated amortization and provisions	Gross value	Accumulated amortization and provisions	Gross value	Accumulated amortization and provisions

Brands	4,105	(90)	4,138	(20)	3,235	(4)
including:
- Tag Heuer	854	-	837	-	823	-
- Fendi (1)	809	(2)	809	-	404	-
- Donna Karan New York (1)	494	-	460	-	-	-
- Guerlain	441	-	441	-	441	-
- Céline	351	(70)	351	-	351	-
- Ebel	125	-	123	-	125	-
- Loewe	122	-	122	-	122	-
- Veuve Clicquot	113	-	113	-	113	-
- Château d'Yquem	108	-	108	-	108	-
- Krug	100	-	100	-	100	-
- Other (< EUR 100 million)	588	(18)	674	(20)	648	(4)
Leasehold rights	139	(52)	157	(64)	121	(34)
Software	152	(111)	156	(103)	123	(66)
Other	150	(94)	136	(92)	115	(75)

	4,546	(347)	4,587	(279)	3,594	(179)

(1)	Refer to Note 3: Changes in the scope of consolidation.

•	The "acquired" brands included in the "Others" line above are primarily:

-	Wines and Spirits: Canard-Duchêne, Newton Vineyards, MountAdam;
-	Fashion and Leather Goods: Givenchy, Kenzo, Christian Lacroix, Berluti, Thomas Pink and Pucci;
-	Perfumes and Cosmetics: Parfums Christian Dior, Parfums Givenchy, Parfums Kenzo, Bliss, Make up for Ever, BeneFit Cosmetics and Fresh;
-	Watches and Jewelry: Zenith, Fred, Chaumet and Omas;
-	Other Activities: La Tribune newspaper and Investir magazine.

•	Brands developed by the Group, particularly Louis Vuitton and Hennessy, Moët et Chandon, Dom Pérignon, Mercier and Ruinart champagnes, are not capitalized in the balance sheet.

•	Brand values are determined mainly by the cash flow method, i.e. on the basis of the future cash flows expected to be generated by the brand. However, other methods are used which may lead to an adjustment of the results obtained by using the cash flow method: the royalty method, which gives the brand a value equivalent to the royalties that must be paid for the right to use such a brand; the margin differential method, applicable only in cases where the difference in revenues generated by branded products and unbranded products can be measured; the method based on calculating the costs required to build up an equivalent brand, in particular in terms of advertising expenses; and finally the market comparables method, using revenue and earnings multiples used in transactions with similar brands, or stock market multiples applicable to the businesses in question.

In the cash flow method, the pro forma data used is based on budgets and plans drawn up by the management of the companies exploiting these brands; the expected future cash flows based on these documents are discounted to present value, and, where necessary, weighted according to the probability that each of the scenarios applied will occur. The discount rate used includes the rate of return expected by an investor in the business sector concerned, and the risk premium inherent to this business.

Identical methods are used to value goodwill.

13. PROPERTY, PLANT AND EQUIPMENT

	2002		2001			2000

	Gross	Accumulated	Gross		Accumulated	Gross	Accumulated
(EUR millions)	value	depreciation	value		depreciation	value	depreciation

Land	837	(8)	909		(5)	581	(5)
Vineyard land and producing vineyards	419	(54)	423		(56)	406	(48)
Buildings	1,904	(681)	2,041		(694)	1,703	(563)
Machinery and equipment	1,410	(966)	1,569		(989)	1,329	(893)
Other tangible assets	1,811	(822)	1,687		(677)	1,340	(483)

	6,381	(2,531)	6,629		(2,421)	5,359	(1,992)

Of which, assets acquired or financed under capital leases:
	2002		2001			2000

	Gross	Accumulated	Gross		Accumulated	Gross	Accumulated
(EUR millions)	value	depreciation	value		depreciation	value	depreciation

Land	23	-	2	5	-	18	-
Buildings	257	(75)	278		(69)	253	(61)
Machinery and equipment	33	(24)	36		(22)	32	(17)
Fixed assets in progress	2	-	1		-	2	-

	315	(99)	340		(91)	305	(78)

Total capital lease obligations amount to EUR 133 million at December 31, 2002 (EUR 163 million and 149 million at December 31, 2001 and 2000 respectively), of which EUR 14 million are short-term (EUR 10 million and EUR 11 million at December 31, 2001 and 2000 respectively).

Changes in property, plant and equipment between the periods presented are as follows:

	2002		2001		2000

	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
(EUR millions)	value	depreciation	value	depreciation	value	depreciation

Balance at begining of year	6,629	(2,421)	5,359	(1,992)	4,540	(1,684)
Acquisitions	461	-	900	-	758	-
Disposals and retirements	(412)	244	(261)	167	(173)	121
Depreciation allowance	-	(398)	-	(516)	-	(350)
Impact of changes in consolidation scope	128	(125)	582	(61)	158	(53)
Impact of exchange rate fluctuations	(425)	169	49	(19)	76	(26)

Balance at year-end	6,381	(2,531)	6,629	(2,421)	5,359	(1,992)

including assets acquired or financed under capital leases	3	-	1 6	-	7	-

  In 2002: the increase for the period resulted primarily from the investments in the Louis Vuitton distribution networks, particularly in Japan, and from a policy to revamp stores or corners in department stores.

The main assets sold over the period included real estate located in Paris, in particular the former Group’s head office, premises of stores on the Champs Elysées, as well as certain Pommery assets. This account also included the impact of the closure of various stores, in particular DFS or Sephora Japan stores.

The main exchange rate impacts were mainly attributable to the fluctuations of the US dollar.

  In 2000 and 2001: the acquisitions of the period consisted mainly of investments in the Louis Vuitton, DFS and Sephora distribution networks.

  EUR 471 million of the impact of the change in the scope of consolidation in 2001 (including EUR 245 million of land and EUR 225 million of buildings) resulted from the consolidation of La Samaritaine.

14. SHORT-TERM BORROWINGS

The breakdown of other short-term borrowings by nature and currency is as follows:

					Before	After
(EUR millions)	2002	2001	2000		swaps	swaps

Commercial paper	1,447	2,837	3,670	Euro	1,872	85

Other credit lines	559	570	1,359	Yen	260	227

Bank overdrafts	298	358	304	US Dollar	11	835
				Pound Sterling	1	107
				Swiss Franc	-	881
				Other	160	169

	2,304	3,765	5,333		2,304	2,304

As of December 31, 2002, the unused, confirmed short-term credit lines totaled approximately EUR 1.9 billion.

The weighted average interest rate of the short-term borrowings (before SWAP effects) is estimated approximately at 3.1% for the year ended December 31, 2002 (4.13% and 4.63% for the years ended December 31, 2001 and 2000 respectively).

15. OTHER CURRENT LIABILITIES

(EUR millions)	2002	2001	2000

Foreign currency hedging operations	247	276	388
Personnel and payroll expenses	377	358	362
Taxes other than income tax	181	194	201
Advances and downpayments received from customers	119	116	116
Deferred payments on fixed assets
or long-term investments	156	235	70
Provisions for reorganization	108	171	154
Other loss and contingency provisions	284	200	170
Provisions for returned goods	97	116	119
Prepaid income	45	20	72
Other	919	936	719

	2,533	2,622	2,371

The "Foreign currency hedging operations" account is primarily composed of the unrealized loss on the revaluation of the currency hedging contracts in force at year-end or, in the event of an unrealized gain, of the prepaid income that was accrued for (refer also to Note 8).

During the 2002 fiscal period, the changes in the balances of the provision for reorganization and the loss and contingency provisions and for returned goods are as follows:

	December 31, 2001	Provisions	Amounts used	Amounts released	Changes in the scope of consolidation	Other (including cumulated translation adjustements.)	December 31, 2002

Provisions for reorganization	171	49	(129)	(15)	17	15	108
Loss and contingency provisions	200	107	(140)	(13)	129	1	284
Provisions for returned goods	116	87	(100)	(1)	1	(6)	97

Total	487	243	(369)	(29)	147	10	489

of which: income from operations	-	149	NA	(11)	-	-	-
financial expense (income) - net	-	11	NA	(4)	-	-	-
other income and expenses	-	83	NA	(14)	-	-	-

16. LONG-TERM DEBT

16.1 Breakdown by nature

(EUR millions)	Interest rate	Floating rate swap	Maturity	2002	2001	2000

Bonds/public issues

EUR 850 000 000, 2001 (1)	5.375%	partial	2004	850	850	-
EUR 500 000 000, 2001	6.125%	total	2008	500	500	-
EUR 600 000 000, 2000 (2)	5.75%	total	2005	600	600	600
EUR 800 000 000, 1999 (3)	5.00%	total	2006	800	800	800
EUR 150 000 000, 1999	3.75%	total	2001	-	-	150
FRF 1 300 000 761, 1998 indexed (4)	1.00%	total	2005	71	198	198
FRF 1 500 000 000, 1996	5.25%	total	2002	-	229	229

				2,821	3,177	1,977

Bonds/private placement (Euro Medium Term Notes program)

EUR 8 000 000, 2002	0.00%	total	2004	8	-	-
EUR 50 000 000, 2002	floating rate	total	2004	50	-	-
JPY 3 000 000 000, 2002	floating rate	-	2004	24	-	-
JPY 500 000 000, 2002	0.66%	-	2004	4	-	-
EUR 130 000 000, 2001	floating rate	-	2003	130	130	-
EUR 150 000 000, 2001	floating rate	-	2002	-	150	-
SGD 125 000 000, 2001	4.00%	total	2006	66	79	-
EUR 55 000 000, 2001	floating rate	-	2006	55	55	-
JPY 3 000 000 000, 2001	0.16%	-	2002	-	26	-
JPY 2 400 000 000, 2001	0.15%	-	2002	-	21	-
EUR 20 000 000, 2001	floating rate	-	2002	-	20	-
JPY 2 000 000 000, 2001	0.65%	total	2004	19	19	-
JPY 1 500 000 000, 2001	0.95%	total	2006	14	14	-
JPY 1 500 000 000, 2001	0.21%	total	2002	-	14	-
JPY 1 100 000 000, 2001	floating rate	total	2006	10	10	-
JPY 1 000 000 000, 2001	floating rate	total	2006	9	9	-
EUR 120 000 000, 2000	floating rate	-	2002	-	120	120
SGD 100 000 000, 2000	3.55%	total	2001	-	-	64
EUR 60 000 000, 2000	floating rate	-	2001	-	-	60
EUR 40 000 000, 2000	floating rate	-	2004	40	40	40
EUR 30 000 000, 2000	floating rate	-	2005	30	30	30
EUR 25 000 000, 2000	floating rate	-	2002	-	25	25
EUR 18 500 000, 2000	floating rate	-	2001	-	-	19
HKD 100 000 000, 2000	floating rate	total	2003	15	15	15

				474	777	373
Long-term capital leases and rentals			2003 to 2008	144	178	166
Other financial debts			2003 to 2008	1,389	1,508	1,217

Total				4,828	5,640	3,733
Less current portion (5)				(274)	(238)	(235)

Portion in excess of one year				4,554	5,402	3,498

Unless otherwise indicated, bonds are redeemable at par upon maturity.

(1)	2001 bond of EUR 850 million, bearing interest at the rate of 5.375%, issued as follows:
	-	first tranche of EUR 800 million issued at 99.616 % of par value,
	-	second tranche of EUR 50 million, issued at 101.036 % of par value.

(2)	2000 bond of EUR 600 million bearing interest at the rate of 5.75%, issued as follows:
	-	first tranche of EUR 400 million issued at 99.513% of par value,
	-	second tranche of EUR 150 million, issued at 98.563% of par value,
	-	third tranche of EUR 50 million, issued at 98.846% of par value.

(3)	1999 bond of EUR 800 million, bearing interest at the rate of 5.00%, issued as follows:
	-	first tranche of EUR 500 million, issued at 99.515% of par value,
	-	second tranche of EUR 200 million, issued at 97.395% of par value,
	-	third tranche of EUR 100 million, issued at 96.653% of par value.

(4)	Indexed bond issued in 1998 for FRF 1,300,000,761 at par, linked to a benchmark LVMH stock price of EUR 42.33. Fully redeemable on maturity at the greater of par value or the average of the last 10 stock prices before May 1, 2005, or redeemed in advance at the bondholder's request between May 15, 2002 and April 15, 2005 based on the LVMH stock price. In this regard, LVMH repaid a total principal amount of EUR 127 million during 2002; the related swaps converting it into a non-indexed, floating rate debt, have accordingly been cancelled.

(5)	As of December 31, 2002, unused long-term irrevocable credit lines exceeded EUR 1.8 billion. Due to these commitments, a fraction of the current portion of long-term debt was maintained under long-term debt, representing EUR 130 million.

In addition, due to the existence of renewal authorizations, short-term debt part of long term irrevocable credit line was reclassified under long-term debt, representing EUR 573 million (EUR 579 million as of December 31, 2001; EUR 272 million as of December 31, 2000).

Upon issuance, all bonds denominated in foreign currencies gave rise to swap contracts converting these bonds into Euro-denominated debt, with the exception of the bond for SGD 125,000,000, which was converted into US dollars-denominated debt. These swaps upon issuance were supplemented by interest rate hedging transactions at a later date (refer to Note 16.2).

The market value of the bonds, calculated on the basis of the interest rates provided for in the issuance contracts, amounted to EUR 3,530 million as of December 31, 2002, for a face value of EUR 3,446 million; taking into account the hedging transactions that were subsequently entered into - and which remain in force at year-end -, the market value of these bonds amounts to EUR 3,381 million.

16.2 Breakdown by maturity date and currency

(EUR millions)

Maturity		Currency	Before swap	After swap

2003	274	Euro	4,050	4,160
2004	1,696	Yen	167	115
2005	937	US Dollar	401	467
2006	1,038	Swiss Franc	5	5
2007	249	Singapore Dollar	66	-
2008 and thereafter	634	Hong Kong Dollar	106	59
		Other	33	22

	4,828		4,828	4,828

As of December 31, 2002, after taking into account the swap contracts in force at said date, 51 % of the debt shown above is stated at a fixed rate or a floating rate capped, and the remaining 49 % of the debt is at a floating rate.

17. OTHER LONG-TERM LIABILITIES

(EUR millions)	2002	2001	2000

Provisions for pensions, medical costs and similar commitments (1)	177	256	217
Loss and contingency provisions	480	548	658
Provisions for reorganization	80	160	64
Provisions for employee profit-sharing plans (2)	51	49	57
Deferred payments on financial investments	182	114	49
Other liabilities	103	123	119

	1,073	1,250	1,164

(1)	As of December 31, 2002, plan assets intended to fund commitments were deducted from such commitments; as of December 31, 2001 and 2000, plan assets recorded under balance sheet assets amounted to EUR 81 million and EUR 72 million, respectively.
(2)	French companies only.
  Provisions for pensions, medical costs and similar commitments are discussed in Note 32.

  The loss and contingency provisions correspond to the estimate of the impact on assets and liabilities of risks, disputes, or actual or potential situations giving rise to litigation arising from the Group's activities; such activities are carried out worldwide, within what is often an imprecise vague regulatory framework that is different for each country and changes over time, and applies to areas as diverse as the composition of the products or the calculation of taxes.

During the 2002 fiscal period, the changes in loss and contingency provisions, provisions for reorganization are as follows:

	December 31, 2001	Provisions	Amounts used	Amounts released	Changes in scope of consolidation	Other (including translation adjustements)	December 31, 2002

Loss and contingency provisions	548	83	(82)	(17)	(22)	(30)	480

Provisions for reorganization	160	17	(44)	(5)	(6)	(42)	80

Total	708	100	(126)	(22)	(28)	(72)	560

including: income from operations	-	18	NA	(6)	-	-	-

other income and expenses	-	82	NA	(16)	-	-	-

18. REPACKAGED NOTES

Issuance dates		December 1990	February 1992

Par value (EUR millions)		762	229

Issuance price		At par value	At par value

Stated interest rate		6 month EURIBOR	9.70%
		+ 0.45%

Balance at December 31	2002	147	75

(EUR millions)	2001	195	89

	2000	245	101

In 1990 and 1992, LVMH issued, outside France, two series of subordinated notes ("repackaged subordinated notes"), with the following conditions:

-	repayable at par value only in the event of liquidation or voluntary dissolution of LVMH, except for that resulting from a merger or spin-off;
-	principal payments subordinated to the full payment of all other creditors;
-	possibility of deferring interest payments if specific financial ratios are not achieved.

In 1996, due to an amendment to the 1990 repackaged subordinated notes agreement which eliminated the second and third of the aforementioned conditions, these notes were reclassified under long-term debt as repackaged notes. The repackaged subordinated notes issued in 1992 were simultaneously reclassified as a result of the pari-passu clause in the applicable agreement.

Although there are no fixed repayment terms, the repackaged notes are recorded on the consolidated balance sheet for an amount that will be progressively reduced to zero at the end of a fifteen-year period, arising from agreements entered into with third parties.

In accordance with these agreements and in return for a final lump sum payment by LVMH upon issuance, the third-party companies have promised to hold or to repurchase the notes from noteholders after a fifteen-year period, and have agreed to relinquish any rights for interest on these notes after that time.

According to these arrangements:

-	the repackaged notes were recorded in the balance sheet at issuance at their par value, after deduction of the aforementioned payments, and each year, these notes are subject to an amortization corresponding to the interest yielded by these payments’ investment effected by the third party companies;

-	the consolidated net result of each year is impacted by the interest expense borne on the par value, after deducting the aforementioned amortization.

The 1990 repackaged notes, issued at a floating rate, have been swapped for a fixed rate for an amount of EUR 469 million.

The market value of these repackaged notes as of December 31, 2002 is EUR 154 million based on the interest rates provided for in the issuance contracts, and EUR 266 million if the related interest rate hedging contracts in force at year-end are also taken into account.

19. MINORITY INTERESTS

(EUR millions)		2002	2001	2000

As of January 1		1,800	1,481	1,077
- dividends paid to minority interests		(23)	(171)	(70)
- minority interests in income before unusual items		131	99	179
- minority interests in unusual items		-	(9)	62
- impact of changes in the scope of consolidation:
. Consolidation of:	Fendi (1)	(138)	184	183
	La Samaritaine	(2)	150	-
	Pury & Luxembourg Art	-	43	-
	Donna Karan	49	-	-
. Acquisition of minority interests in Thomas Pink		(21)	-	-
. Other changes in the scope of consolidation		16	9	41
- foreign currency translation adjustment		(40)	14	9

As of December 31		1,772	1,800	1,481

(1)	The Group interest was 25.5% in 2000, within the scope of the proportional consolidation of 50% of Fendi; 51% in 2001 (fully consolidated), with a gradual acquisition of certain minority interests in 2002.
Refer to Note 3: Changes in the scope of consolidation

20. STOCKHOLDERS' EQUITY

20.1 Common stock

As of December 31, 2002, there were 489,937,410 shares issued and outstanding with a par value of 0.3 euro (489,901,115 in 2001; 489,858,345 in 2000), including 277,930,805 with double voting rights. Double voting rights are granted to registered shares held for at least three years.

The change in the number of shares during the period is due to the exercise of stock options.

The authorized share capital as of December 31, 2002 totaled 611,643,542 shares.

The average number of common shares for the 2002 fiscal period was 488,852,554 (488,064,659 in 2001; 484,800,930 in 2000) and remains the same after dilution (488,072,374 in 2001; 484,886,474 in 2000).

In accordance with French law, dividends may only be taken from the parent company income for the current year and statutory retained earnings available for distribution. As of December 31, 2002 the amount available for distribution totaled EUR 326 million, excluding the proposed dividends for EUR 392 million, free of the distribution tax (précompte mobilier).

20.2 Cumulative translation adjustments

The breakdown by currency of the cumulative translation adjustments recorded in stockholders' equity is as follows:

(EUR millions)	At December 31, 2002

US Dollar	(157)
Hong Kong Dollar	(43)
Yen	(12)
Argentine Peso	(42)
Swiss Franc	96
Euro	(39)
Other	(25)

Total	(222)

The cumulative translation adjustments due to Euro stems from the translation adjustments of the reserves of European companies, calculated as of January 1, 1999 when they were converted into Euro.

20.3 Restricted retained earnings

The parent company of the Group, LVMH Moët Hennessy Louis Vuitton SA, has restricted retained earnings of EUR 59 million at December 31, 2002. Additionally, retained earnings of EUR 529 million at December 2002 would be distributable after a payment of tax of EUR 97 million.

21. STOCK OPTION PLANS

On May 25, 1992, the general meeting of shareholders authorized the Board of Directors to grant stock options, under one or several plans, for the benefit of Group management or personnel up to a maximum of 1.5% of the Company’s share capital.

On June 8, 1995, the Board of Directors was authorized by the Shareholders’ meeting to grant additional stock options, up to a maximum of 3 % of the Company’s share capital. This authorization was renewed in the general meeting of May 17, 2000 and will expire after five years on May 16, 2005.

Each plan is valid for 10 years; the options may be exercised after a 3-year period as from the date the plan is implemented, with the exception of one of the two plans of May 14, 2001 concerning 1,105,877 options, which is valid for eight years, and for which the options may be exercised after a period of four years.

This mandatory period may be waived in certain cases, such as retirement. For each plan, one option entitles the holder to purchase one LVMH share.

21.1 Stock subscription plans

Shareholders'	Grant date	Number of	Number of	Exercise	Number of	Outstanding
meeting		stock options	beneficiaries	price (EUR)	options	and exercisable
		granted (1)		(2) (3)	exercised in	options as of
					2002 (3)	12/31/2002

June 4, 1987	March 18, 1992	47,498	861	20,89	36,295	-

21.2 Stock purchase plans

Shareholders' meeting	Grant date	Number of stock options granted (1)	Number of beneficiaries	Exercise price (EUR) (2) (3)	Number of options exercised in 2002 (3)	Outstanding and exercisable options as of 12/31/2002 (3)

May 25, 1992	March 17, 1993	49,681	548	15.40	2,623	61,512
//	March 16, 1994	139,031	364	17.84	3,560	1,594,680
//	June 17, 1994	1,250	1	17.68	-	7,565
//	March 22, 1995	256,903	395	20.89	17,750	431,870
June 8, 1995	May 30, 1996	233,199	297	34.15	35,375	761,720
//	May 29, 1997	233,040	319	37.50	58,590	1,069,220
//	January 29, 1998	269,130	346	25.92	49,885	1,265,845
//	March 16, 1998	15,800	4	31.25	-	86,900
//	January 20, 1999	320,059	364	32.10	56,845	1,684,035
//	September 16, 1999	44,000	9	54.65	-	220,000
//	January 19, 2000	376,110	552	80.10	-	1,879,550
May 17, 2000	January 23, 2001	2,649,075	786	65.12	-	2,606,075
//	March 6, 2001	40,000	1	63.53	-	40,000
//	May 14, 2001	1,105,877	44,669	66.00	-	1,105,877
//	May 14, 2001	552,500	4	61.77	-	552,500
//	September 12, 2001	50,000	1	52.48	-	50,000
//	January 22, 2002	3,284,100	993	43.30	-	3,276,500
//	May 15, 2002	8,560	2	54.83	-	8,560

Total						16,702,409

(1)	Number of options at the date of the plan’s issuance not restated to reflect the subsequent adjustments resulting from the one-for-ten bonus shares in July 1994 and June 1999, and the five-for-one stock splits in March 1994 and July 2000.
(2)	Figures prior to the 1999 fiscal year are derived from the conversion into euros of data initially recorded in francs.
(3)	Adjusted to reflect the transactions referred to in (1) above.

21.3 Changes over the period

Number of options	2002	2001	2000

Outstanding and exercisable as of January 1	13,725,832	9,769,865	1,670,539
Five-for-one stock split	-	-	6,682,156
Granted	3,292,660	4,397,452	1,880,550
Exercised	(260,923)	(437,410)	(460,120)
Expired	(55,160)	(4,075)	(3,260)

Outstanding and exercisable as of December 31	16,702,409	13,725,832	9,769,865

In December 1996, the French Parliament adopted a law that requires French companies to pay social contributions and certain salary-based taxes, which may represent, for the Company, up to 33% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares within a five-year period following the grant of the option.

The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years for all option grants prior to April 27, 2000 or within four years for all option grants after this date. The law applies to all options exercised after January 1, 1997.

The Company has not recorded a liability for social charges which may be assessed for option granted as of December 31, 2000, 2001 and 2002 as the liability, being dependent on future trading values of the Company’s shares and the timing of employees’ decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five-year period or four-year period, depending on whether the option was granted before or after April 27, 2000.

22. SEGMENT INFORMATION BY BUSINESS GROUP

(EUR millions)	2002	2001	2000

Net sales
Wines and Spirits	2,266	2,232	2,336
Fashion and Leather Goods	4,194	3,612	3,202
Perfumes and Cosmetics	2,336	2,231	2,072
Watches and Jewelry	552	548	614
Selective Retailing	3,337	3,493	3,294
Other activities and eliminations	8	113	63

Total	12,693	12,229	11,581

Income from operations
Wines and Spirits	750	676	716
Fashion and Leather Goods	1,297	1,274	1,169
Perfumes and Cosmetics	161	149	184
Watches and Jewelry	(13)	27	59
Selective Retailing	20	(213)	(65)
Other activities and eliminations	(207)	(353)	(104)

Total	2,008	1,560	1,959

Total assets
Wines and Spirits	4,822	5,244	5,241
Fashion and Leather Goods	6,184	5,371	4,483
Perfumes and Cosmetics	2,450	2,543	2,568
Watches and Jewelry	1,625	1,662	1,560
Selective Retailing	4,477	5,054	5,147
Other activities and eliminations	1,859	3,958	4,193

Total	21,417	23,832	23,192

Inventories and work-in-progress
Wines and Spirits	1,912	2,018	1,953
Fashion and Leather Goods	459	395	280
Perfumes and Cosmetics	225	282	265
Watches and Jewelry	196	194	164
Selective Retailing	524	590	657
Other activities and eliminations	111	176	63

Total	3,427	3,655	3,382

As Sephora.com was reclassified from "Other Activities" to "Selective Retailing" in 2002, the data for 2000 and 2001 were restated in order to allow for comparisons.

23. INFORMATION BY GEOGRAPHICAL AREA

(EUR millions)	2002	2001	2000

Exports from French companies	3,611	3,582	3,261

Exports as a percentage of net sales of the French subsidiaries	65%	65%	64%

Consolidated net sales outside France as a percentage of total sales	83%	83%	85%

The information below is presented on the basis of the Group companies' geographical locations:

(EUR millions)	2002	2001	2000

Net sales
France	5,582	5,519	5,110
Europe (excluding France)	2,457	2,375	2,105
U.S.A	3,659	3,172	3,042
Japan	1,817	1,774	1,678
Asia (excluding Japan)	1,916	2,048	2,096
Other countries	486	566	562

Total	15,917	15,454	14,593
Eliminations	(3,224)	(3,225)	(3,012)

Total	12,693	12,229	11,581

Income from operations
France	1,306	1,303	1,226
Europe (excluding France)	56	32	108
U.S.A	(20)	(378)	(104)
Japan	354	312	272
Asia (excluding Japan)	281	267	412
Other	31	24	45

Total	2,008	1,560	1,959

Total assets
France	10,635	12,311	12,168
Europe (excl. France)	4,139	4,169	4,493
U.S.A	3,945	4,391	3,235
Japan	708	642	604
Asia (excl. Japan)	1,565	1,728	1,988
Other	425	591	704

Total assets	21,417	23,832	23,192

24. FINANCIAL EXPENSE - NET

(EUR millions)	2002	2001	2000

Interest expense	(471)	(658)	(628)
Interest income	176	192	198
Gains (losses) on sales of short-term investments	9	(33)	7
Allowance to provision for impairment of short-term investments	(3)	17	(17)
Foreign currency exchange gains (losses)	(5)	23	19

	(294)	(459)	(421)

of which, interest paid during the period	(479)	(629)	(624)

25. OTHER INCOME AND EXPENSES - NET

In 2002:

Other income and expenses primarily include the following items: a EUR 55 million gain from the disposal of Pommery, Hard Candy and Urban Decay as well a various properties and equity stakes in Fininfo and Grand Marnier; an additional EUR 200 million provision for the depreciation of the equity stake in Bouygues; EUR 116 million in non-recurring asset depreciation, which included EUR 41 million for inventory and EUR 55 million for intangible assets; EUR 17 million net gain from the sale of LVMH shares and changes in provisions on these shares; and finally an amount of EUR 161 million relating notably to provisions for the restructuring of Moët Hennessy’s retail network in some regions, the final cost for disposing of the residual shareholding in Phillips and the closing of certain stores.

In 2001:

Other income and expenses include gains and losses related to the LVMH share portfolio: capital gains of EUR 39 million on sales and a provision for impairment of the shares held at year-end for an amount of EUR 343 million. This account also includes accelerated depreciation of point-of-sale advertising inventories from the Perfumes and Cosmetics business group, and various write-downs of assets, in particular unconsolidated investments.

In 2000:

Other net income and expenses mainly include capital gains on sales of LVMH shares, for an amount of EUR 115 million.

26. INCOME TAXES

26.1 Components of the income before income tax expense

		(EUR millions)

		2002	2001	2000

Income / (loss) before income taxes:	- French companies	(272)	(333)	1,101
	- Foreign companies	1,589	1,000	591

		1,317	667	1,692

26.2 Analysis of the income tax expense

		(EUR millions)

		2002	2001	2000

Current income taxes:	- French companies	(210)	(152)	(386)
	- Foreign companies	(287)	(300)	(292)

		(497)	(452)	(678)
Deferred income taxes:	- French companies	115	246	33
	- Foreign companies	32	14	12

		147	260	45

Total		(350)	(192)	(633)

26.3 Main components of deferred taxes

  In the statement of income

(EUR millions)	2002	2001	2000

Deferred foreign exchange gains and losses	(2)	(21)	21
Intercompany profit included in inventories	4	1	20
Valuation differences	16	7	8
Loss and contingency provisions and provisions for impairment of assets	5	(20)	(12)
Other adjustments and consolidation entries	13	30	21
Unrealized capital gains and losses	8	27	-
Tax losses carried forward	103	246	-
Impact of income tax rate changes	-	(10)	(13)

Deferred tax income (expense)	147	260	45

  In the balance sheet

(EUR millions)	2002	2001	2000

Intercompany margins	144	153	146
Valuation differences	(280)	(271)	(145)
Loss and contingency provisions and provisions for impairment of assets	93	95	79
Consolidation adjustments (1)	34	26	96
Unrealized capital gains and losses	58	48	(8)
Tax losses carried forward	376	248	(4)
Other	5	76	(8)

Net deferred tax	430	375	156

including short-term deferred tax assets	555	544	266
long-term deferred tax liabilities	(125)	(169)	(110)

(1) relates mainly to regulated provisions, special depreciation for tax purposes and capital leasing.

26.4 Reconciliation of the French statutory tax rate to the effective tax rate

The reconciliation of the French statutory tax rate to the effective tax rate recorded in the consolidated financial statements is as follows:

(as a % of income before taxes)	2002	2001	2000

French statutory tax rate	33 1/3	33 1/3	33 1/3

- Temporary supplementary income tax applicable to French companies	0.83	3.24	20.80

- Impact of the differences in tax rates for foreign subsidiaries	(1.14)	(5.10)	(4.00)

- Losses of subsidiaries or consolidated tax groups	(6.00)	(5.87)	8.60

- Impact of the differences between consolidated and taxable income (loss), and impact of reduced tax rates	(1.20)	2.10	(3.80)

- Impact of withholding tax	0.74	1.00	0.50

Effective tax rate	26.6	28.7	37.4

In 2000, French companies were subject to a supplementary income tax of 13% of the basic rate, which was reduced to 9.3% in 2001 and 6.3% in 2002. This supplementary income tax resulted an in additional tax expense of EUR 10 million for fiscal year 2002 (EUR 8 million in 2001 and EUR 45 million in 2000).

26.5 Tax loss carry forwards

As of December 31, 2002, the unused tax loss carry forwards which had not given rise to the recognition of deferred tax assets, amount to EUR 1,810 million (EUR 1,903 million in 2001 and EUR 1,370 million in 2000), including EUR 569 million in loss carry forwards arising in 2002 (EUR 693 million in 2001 and EUR 431 million in 2000).

26.6 Tax consolidation

  Tax sharing agreements allow certain French companies of the Group to combine their taxable results to determine the overall tax expense for which only the parent company is fully liable.
  The related tax consolidations, which primarily concerns the parent company LVMH, permitted tax savings of EUR 314 million in 2002 (EUR 310 million in 2001; EUR 59 million in 2000).

  The application of other tax sharing agreements in certain foreign countries, notably in the U.S and in Great Britain, provided additional tax savings of EUR 35 million in 2002 (EUR 51 million in 2001, EUR 40 million in 2000).

27. AMORTIZATION OF GOODWILL

(EUR millions)	2002	2001	2000

- Fully consolidated companies	(260)	(160)	(141)

- Companies accounted for using the equity method	(2)	(8)	-

Total	(262)	(168)	(141)

Refer also to Note 28, unusual items, for the goodwill amortization expense recorded in this account, and to Note 3, Changes in the scope of consolidation.

28. UNUSUAL ITEMS

In 2001:

Unusual items include earnings of EUR 864 million related to the investment in Gucci stock, including a capital gain of EUR 774 million from the sale of this investment and an exceptional dividend of EUR 90 million received in the fourth quarter of the year. Unusual items also include a provision for reorganization for an amount of EUR 446 million, including EUR 385 million for the Selective Retailing business group. Exceptional asset write-downs or amortization expenses of EUR 480 million were also recorded, including EUR 323 million for DFS goodwill, EUR 82 million for the Bouygues investment and EUR 60 million for media and telecommunications investments. The financial statements as of December 31, 2001 also reflect the EUR 141 million impact of the sale of the controlling interest in Phillips, de Pury & Luxembourg to its current management; this expense mainly corresponds to the full amortization of related goodwill.

Unusual items are presented net of their positive impact on taxes representing EUR 71 million.

In 2000:

Unusual items include capital gains from sales of shares, particularly of Diageo shares, amounting to EUR 124 million, EUR 87 million in respect of provisions for impairment of investments or e-business activity, and EUR 57 million in exceptional costs incurred to develop the Phillips business and promote its image.

*
*  *

For 2000 and 2001, the balance of “unusual items” not detailed above corresponds to exceptional changes in loss and contingency provisions.

29. EXPOSURE TO FOREIGN EXCHANGE AND INTEREST RATE RISKS

29.1 Financial instruments

Financial instruments are used to hedge risks in connection with Group activity. Management of these instruments, most often traded on organized or comparable markets, is primarily centralized. The counterparts are chosen according to their international rating, as well as for diversification reasons.

- Foreign exchange risk:

  Group subsidiaries carry out a significant portion of their sales and occasionally their purchases in foreign currencies. Hedging instruments are used to reduce the risks arising from foreign currency fluctuations against the various companies' own currencies. They are allocated to either accounts receivable or accounts payable for the period, or, within certain limits, to anticipated future transactions.

  The Group may also use appropriate financial instruments to hedge net equity in, or dividends to be received from, foreign subsidiaries, with the objective of limiting the effect of foreign currency fluctuations as compared to the euro on consolidated stockholders’ equity.

  In order to reduce the impact of exchange rate differences on the level of consolidated revenues and net income, LVMH may also, from time to time, use financial instruments that are not designated as hedges. The revaluation of those financial instruments at market value reduces the effect of currency fluctuations.

- Interest rate risk:

Hedging instruments are linked to specific financial debt. Each instrument has a due date that falls on or before the maturity of the corresponding debt and the same nominal value as the hedged debt.

The accounting method used for these instruments is described in the accounting policies in Note 2.3.

1. Hedges of foreign exchange risks

Based on the exchange rate as of December 31, 2002 total outstanding hedges for all currencies, by nature and amount, in force as of December 31, 2002 are as follows:

		Hedges allocated to:			Deferred gains (losses)	Market value
	(EUR millions)	2002	2003	2004+

•	Instruments hedging sales transactions

	Forward sales contracts
	- US dollar	-	20	-	1	1
	- Yen	38	8	-	-	-
	- Other	39	60	-	4	4

		77	88	-	5	5

	Forward Inbox
	- US dollar	-	41	20	8	29
	- Yen	-	36	17	10	18
	- Other	-	-	-	-	-

		-	77	37	18	47

	Options
	- US dollar	150	846	122	151	118
	- Yen	72	411	117	50	42
	- Other	-	33	12	1	1

		222	1,290	251	202	161

	Other transactions	(2)	(2)	-	-	-

	TOTAL	297	1,453	288	225	213

•	Instruments hedging financial transactions

	Net equity and dividends

	Forward sales contracts	46	17	-	3	3
	Forward Inbox	-	23	-	3	4
	Options	-	62	-	6	5

		46	102	-	12	12

•	Other transactions	(64)	-	-	-	-

	TOTAL	(18)	102	-	12	12

As of December 31, 2001, deferred income amounted to EUR 126 million (EUR 164 million in 2000).

2. Hedges of interest rate risk

Hedges outstanding as of December 31, 2002, by nature and notional amount, are as follows:

	Maturity
(EUR millions)	< 1 year	1 to 5 yrs	5 to 10 yrs

Fixed rate swaps	-	564	-
Floating rate swaps	2,860	4,123	561
Caps bought	2,947	2,166	-
Floors sold	-	650	-

Taking the above instruments into consideration, fixed-rate debt or capped floating-rate debt (including the repackaged notes) represents approximately 51% of total consolidated debt.

In these conditions, the effect on net income of an interest rate fluctuation of 1% would be EUR 30 million.

29.2 Translation of the accounts of foreign subsidiaries

The portion of the consolidated net income for 2002 deriving from subsidiaries which prepare their financial statements in Pounds Sterling, Japanese Yen or currencies linked to the US Dollar amounts to EUR 265 million. A 10% change in exchange rates for these currencies would have an impact of EUR 61 million on income from operations and EUR 26 million on net income.

30. OTHER COMMITMENTS, CONTINGENCIES AND LITIGATION IN PROCESS AT YEAR END

30.1 Purchase commitments

(in EUR millions)	2002	2001	2000

Grapes, wines and distilled alcohol	429	413	407
Industrial or commercial fixed assets	104	80	111
Share purchase commitments (1)	756	975	1,093

(1) including the impact of the subsequent events described in Note 33.

In the Wines and Spirits business group, some companies have contractual arrangements with various local growers to supply a portion of their future requirements for grapes or distilled alcohol. These commitments are valued according to each business activity, based on contractual terms or the prices available as of year-end and estimated yields. They mainly concern the supplies for 2003 and 2004.

Share purchase commitments represent the contractual commitments entered into by the Group to purchase minority interests in consolidated subsidiaries, shareholdings, additional investments in unconsolidated companies, or for the payment of any additional prices in connection with transactions carried out.

These amounts do not include the impact of the memorandum of understanding entered into on January 20, 1994 between LVMH and Diageo. According to this agreement, LVMH agreed to repurchase Diageo's 34% interest in Moët Hennessy, with six-months' notice, for an amount equal to 80% of the investment value as of the date of its promise. At the date of the memorandum of understanding, Diageo's interest in Moët Hennessy was assessed at more than EUR 1.2 billion.

30.2 Assignment of trade accounts receivable

(EUR millions)	2002	2001	2000

Receivables assigned pursuant to the Dailly law	260	266	123

As there is a possible recourse that may be taken by the assignee against LVMH, for an amount of EUR 100 million, (should the debtor default on the assigned receivable), the net financing effectively taken out as of December 31, 2002 amounts only to EUR 160 million (EUR 158 million as of December 31, 2001, EUR 60 million as of December 31, 2000).

30.3 Deposits, sureties and other guarantees

(EUR millions)	2002	2001	2000

Guarantees given
Sureties and deposits	134	58	93
Mortgages and pledges	12	16	96
Other	49	155	84

Guarantees received	12	15	27

30.4 Lease and similar commitments

As of December 31, 2002, a total number of 1,526 stores were operated by the Group worldwide, particularly for the Fashion and Leather Goods and Selective Retailing business groups.

In a large number of countries, rentals for these stores are contingent on payment of minimum amounts, especially when the leases include rent clauses indexed to net sales; this is the case in particular where airport concession fees are paid. In addition, the leases may also include non-adjustable minimum terms.

The Group also finances part of its equipment through simple long-term operating leases.

Lastly, some fixed assets or industrial equipment have been acquired under or refinanced by capital leases or lease-back agreements.

As of December 31, 2002, the breakdown of future non-cancelable commitments arising from these arrangements is as follows:

(EUR millions)	2002	2001	2000

Operating leases	2,251	1,934	1,669

Payments due on concessions	916	1,041	973

Capital lease payments due	531	648	621

Lease commitments	3,698	3,623	3,263

Interest included in capital lease payments	(387)	(470)	(455)

Lease payments excluding interests in capital lease	3,311	3,153	2,808

Rental expense incurred in respect of all operating leases (net of subleasing effects) is as follows:

(EUR millions)	2002	2001	2000

Minimum lease payments	334	509	446

30.5 Schedule of commitments as of December 31, 2002

		less	2 to 3	4 to 5	more
(EUR millions)	Total	than 1	years	years	than 5
		year			years

Grapes, wines and distilled alcohol	429	212	143	64	10

Industrial or commercial fixed assets	104	93	7	4	-
Share purchase commitments (*)	756	373	55	225	103
Receivables assigned pursuant to the Dailly law	260	260	-	-	-
Lease commitments and similar commitments
- Operating leases	2,251	321	565	477	888
- Payments due on concessions	916	263	369	118	166

- Capital lease payments (387 of which relate to interest)	531	16	33	28	454

Deposits, sureties and other guarantees given	195	25	7	17	146

(*) When the due date of the commitment is contingent upon other factors, the maturity date used is more than five years.

30.6 Other commitments

To the Group's knowledge, there are no off-balance sheet commitments other than those described above.

30.7 Contingent liabilities and disputes in progress

In the ordinary course of its business, the Group is a party from time to time to legal proceedings involving trademarks and intellectual property, selective distribution agreements, license agreements, employee relations, tax audits, and other matters incidental to its business. The Group considers that the provisions included in the balance sheet, related to litigation and contingent liabilities known or in-process at December 31, 2002, are sufficient to cover any unfavorable outcome, so that the Group's consolidated financial position would not be materially adversely affected.

31. RESEARCH AND DEVELOPMENT COSTS

Research and development costs amounted to EUR 36 million in 2002 (EUR 27 million in 2001, EUR 21 million in 2000).These amounts cover expenses incurred in scientific research and new product creation. Research and development costs, broadened to encompass packaging and design expenses, amounted to EUR 47 million in 2002 (EUR 37 million in 2001; EUR 40 million in 2000).

32. EMPLOYEE INFORMATION

32.1 Headcount

The average headcount in 2002 was 53,812 (53,173 in 2001; 47,420 in 2000).

As of December 31, the headcount of fully consolidated companies was as follows:

	2002	2001	2000

By business group
Wines and Spirits	4,801	5,089	5,154
Fashion and Leather Goods	16,323	13,402	11,006
Perfumes and Cosmetics	13,006	13,087	12,758
Watches and Jewelry	2,366	2,233	1,830
Selective Retailing	18,243	18,542	18,540
Other Activities	1,073	1,442	1,839

TOTAL	55,812	53,795	51,127

By geographical area
France	20,214	19,700	18,374
Europe (excluding France)	10,671	10,114	9,088
U.S.A.	12,798	12,019	12,071
Japan	3,874	3,462	2,918
Asia (excluding Japan)	8,255	8,500	8,676

TOTAL	55,812	53,795	51,127

By category
. Labor and production	8,979	9,027	8,333
. Office and clerical	31,628	30,820	29,105
. Technicians and supervisory staff	5,568	4,995	4,630
. Executives and management	9,637	8,953	9,059

TOTAL	55,812	53,795	51,127

32.2 Payroll costs

  Payroll costs totaled EUR 2,252 million (EUR 2,242 million in 2001; EUR 1,989 million in 2000).
  In accordance with French law, all French companies employing more than 50 people are required to have a profit-sharing scheme. Amounts are usually distributed in proportion to salaries.
  Most French companies of the Group have set up incentive schemes based on sales, earnings and productivity targets. Amounts are also generally distributed in proportion to salaries.
  The total cost recorded for profit sharing and incentive schemes in 2002 amounts to EUR 69 million (EUR 54 million in 2001, EUR 55 million in 2000).

32.3 Compensation of directors and officers

In 2002, LVMH paid a total of EUR 952 thousand in Directors' fees to members of its Board of Directors.

Remuneration paid to members of the Board of Directors and to members of the Executive Committee, representing a total of 18 individuals, amounted to EUR 1,007 thousand and EUR 33,191 thousand, respectively.

32.4 Expenses and provisions regarding pensions, medical costs and similar commitments

  Net expense for the year

(EUR millions)	2002	2001	2000

Service cost	34	24	39
Interest cost	15	15	18
Expected return on plan assets	(6)	(7)	(4)
Amortization of actuarial gains & losses	3	4	5
Curtailment loss	-	7	-

Net pension cost	46	43	58

  Breakdown of the provision recorded in the balance sheet

(EUR millions)	2002	2001	2000

Projected benefit obligation	351	292	255
Market value of plan assets (1)	(136)	(113)	(107)
Actuarial gains & losses not recognized	(38)	(4)	(3)

Provision recorded in the balance sheet	177	175	145

(1) Refer to Note 17: Other current liabilities

  Analysis of changes in commitments

	Projected	Market value	Actuarial
(EUR millions)	benefit	of plan	gains &	Balance sheet
	obligation	assets	losses	liability

Balance as of December 31, 2000	255	(107)	(3)	145

Net expense for the period	39	(7)	11	43
Payments made to beneficiaries	(12)	7	-	(5)
Increase in plan assets (contributions)	-	(21)	-	(21)
Impact of exchange rate fluctuations	5	(1)	-	4
Impact of changes in the scope of consolidation	9	-	-	9
Other (of which actuarial differences and changes in regime)	(4)	16	(12)	-

Balance as of December 31, 2001	292	(113)	(4)	175

Net expense for the period	49	(6)	3	46
Payments made to beneficiaries	(16)	8	-	(8)
Increase in plan assets (contributions)	-	(22)	-	(22)
Impact of exchange rate fluctuations	(20)	5	-	(15)
Impact of changes in the scope of consolidation	1	-	-	1
Other (of which actuarial differences and changes in regime)	45	(8)	(37)	-

Balance as of December 31, 2002	351	(136)	(38)	177

The actuarial assumptions used to estimate the commitments in the main countries where such commitments have been undertaken, are as follows:

Discount rate	2.50% in Japan, 3.00% to 4.50% in France, 6.50% to 7.00% in the US
Expected long-term return on assets	4.00% in Japan, 4.50% in France, 8.70% in the US
Future salary increase rate	2.00% to 4.75%

33. SUBSEQUENT EVENTS

  In the first quarter of 2003, LVMH increased its stake in Fendi to 84.1% through by acquiring shares representing 17.2% of the capital, for an amount of EUR 190 million.

  In February 2003, LVMH:
-	sold its 36% stake in Michaël Kors for an amount of 13.9 million US dollars;
-	sold its remaining interest of 27.5% in Phillips, for a symbolic price of 1 US dollar. This had no additional impact other than that the one already recorded for 2002;
-	increased its equity investment in Rossimoda from 45% to 97%, for an amount of EUR 32.5 million.

34.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES ADOPTED BY LVMH AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

34.1 Differences between French GAAP and US GAAP

The accompanying financial statements for 2002, 2001 and 2000 are prepared in accordance with accounting principles, which differ in certain respects from those generally accepted in the United States (US GAAP). The differences are described below:

a) Treasury shares

In accordance with French GAAP, treasury shares are recorded as assets or deducted from stockholders’ equity depending on their nature (see Note 2.11). For treasury shares reported as assets, allowances are recorded when the fair market value is below the carrying value of these shares. Gains and losses resulting from the sale of these shares are recorded through the statement of income. Additionally, the number of treasury shares recorded as assets is included in the total number of shares used for earnings per share calculation.

Under US GAAP, the cost of all treasury shares would be deducted from stockholders' equity, and the related number of shares would be excluded from the number of shares used for the earnings per share calculations. Treasury shares would not be adjusted to reflect changes in their market value and any re-issuances would not impact net income.

b) Available-for-sale securities

Under French GAAP, investments in debt and equity securities are accounted for at the lower of cost or fair value, the related valuation allowance being charged through the statement of income. Unrealized gains are not recognized in income. The fair value for these investments is measured according to such criteria as the value of the Group’s share in the net assets, the stock price or earnings and cash flow prospects, weighted by the effects of holding these investments for the Group in terms of strategy, or synergy with existing businesses.

Under US GAAP, in accordance with SFAS 115, those investments classified by Management as ‘available-for-sale securities’ would be measured in the balance sheet at their fair value; the unrealized holding gains and losses at year-end, net of tax effect, would be included in stockholders' equity until realized, except for the net effects of other-than-temporary declines in fair value below the cost basis. Once a determination that an other-than-temporary impairment has occurred, the investment would be written down to its fair value as a realized loss charged to the income statement.

Under US GAAP, the securities would be as follows:

		Gross	Gross
		unrealized	unrealized	Estimated fair
(EUR millions)	Cost	gains	losses	value	Net cost

As of December 31, 2002

Available-for-sale securities	858	12	(23)	847	847
Trading securities	-	-	-	-	-
Held-to-maturity securities	-	-	-	-	-

	858	12	(23)	847	847

As of December 31, 2001

Available-for-sale securities	1,089	111	(43)	1,157	1,157
Trading securities	-	-	-	-	-
Held-to-maturity securities	-	-	-	-	-

	1,089	111	(43)	1,157	1,157

As of December 31, 2000

Available-for-sale securities	2,613	801	(97)	3,317	3,317
Trading securities	-	-	-	-	-
Held-to-maturity securities	-	-	-	-	-

	2,613	801	(97)	3,317	3,317

During the year ended December 31, 2002, the realized gain on sale of available-for-sale securities amounted to EUR 79 million before tax effects (EUR 765 million for the year ended December 31, 2001 or EUR 855 million after taking into account the exceptional dividend on Gucci shares – see Note 10 -Unconsolidated Investments and Other investments)

c) Brands & Goodwill

• Amortization & depreciation

Under French GAAP, LVMH has discontinued amortization of costs assigned to brands since 1990; goodwill is amortized over its useful life.

Under US GAAP, on J anuary 1, 2002, LVMH adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets would no longer be amortized; rather, such assets would be reviewed for impairment on an annual basis and whenever events indicate that their carrying value may not be recoverable. Should the fair value of the goodwill or indefinite-lived intangible assets be less than its carrying value, an impairment loss would be recognized in an amount equal to the difference. LVMH has completed the annual goodwill and indefinite-lived intangible asset impairment tests for 2002 as required by SFAS No. 142 and did record for US GAAP impairment loss for a total amount of EUR 22 million related to goodwill arisen from Urban Decay and Olivier Asia acquisitions (see also Note 34.1.f. Acquisitions from companies controlling LVMH).

Intangible assets that are not deemed to have an indefinite life would be amortized over their estimated useful lives.

Additionally, goodwill attributed to equity method investments would no longer be amortized but would be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Amortization of goodwill charged to income under French GAAP has been reversed for US GAAP.

Had SFAS No. 142 been applied from January 1, 2000, the reported net income (loss) and earnings (loss) per share under US GAAP would have been affected as follows:

	Year ended December 31
	NOTE	2002	2001	2000

US GAAP Net Income (Loss) as reported (in EUR millions)	34.2.1	808	(1,016)	873
Add back: goodwill amortization		-	90	162
Add back: brand amortization (net of tax effect)		-	50	50
Add back: equity investee goodwill amortization		-	-	-
Pro forma net income / (loss) (in EUR millions)		808	(876)	1,085

Net earnings / (loss) per share (in EUR)
Basic – as reported for French GAAP		1.14	0.02	1.49
Basic – as reported for US GAAP	34.2.5	1.75	(2.22)	1.90
Basic – pro forma		1.75	(1.91)	2.36

Diluted – as reported for French GAAP		1.14	0.02	1.49
Diluted – as reported for US GAAP	34.2.5	1.74	(2.22)	1.90
Diluted – pro forma		1.74	(1.91)	2.36

• Foreign Currency Translation

Under French GAAP, for all acquisitions prior to January 1, 2000 (i.e. mainly DFS), goodwill was translated into euros using the exchange rate at the date of the acquisition.

In 2001, LVMH determined that the carrying amount of the goodwill related to DFS was impaired. In accordance with French GAAP, the Group calculated the additional write-down based upon the carrying value under the historical exchange rate and the amount is presented in the income statement as an unusual item.

Under US GAAP, in conformity with SFAS No. 52, the impact of foreign currency exchange variations on DFS goodwill would be translated each year-end using the exchange rate at the closing date, with variations being treated as an adjustment to stockholders’ equity. In addition, under US GAAP, the impairment charge recorded in 2001 would have been determined based upon the carrying value as translated at the year-end rate, and would have been presented as an operating expense.

• Presentation

Under French GAAP, amortization of goodwill is recorded in the statement of income as a non-operating item.

Under US GAAP, if applicable, impairment expense would be recorded as ‘General and administrative expenses’ when related to consolidated companies and as part of ‘Equity in net income (losses) of associated companies’ when related to investments accounted for using the equity method.

• Differences in goodwill valuation

The value assigned in 1987 to the Louis Vuitton shares issued in the context of the public exchange offer for 19.3 % of Veuve Clicquot was determined on the basis of the fair value attributed to Veuve Clicquot shares. Under US GAAP, their value would have been determined on the basis of the market value of Louis Vuitton shares at the acquisition date. The consideration given would have been increased by EUR 57 million and accounted for as goodwill and stockholders’ equity.

• Deferred taxes on brands

Under French GAAP, deferred tax liabilities on acquired brands are not recognized.

Under US GAAP, in conformity with SFAS No. 109, deferred tax liabilities on acquired brands would be recorded; however, at the date of acquisition, such liabilities would have been recorded against additional goodwill. Prior to the application of SFAS No. 142, the amortization of such additional goodwill and the reversal of the deferred tax liability would have offset each other. Starting January 1, 2002 and following the application of SFAS 142, goodwill is no longer amortized. The impact of the deferred tax liability reversal would be EUR 19 million to net income presented under “deferred taxes” caption of the Note 34.2.1 Adjustments to Net Income. Under US GAAP, as of December 31, 2002, deferred tax liabilities would have amounted to EUR 1,044 million.

d) Reorganizing costs

Under French GAAP, until 2001, LVMH recorded the projected cost of restructuring plans, including termination benefits, when the appropriate level of Management had approved such plans and had identified exit costs on an overall level.

Under US GAAP, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification of activities and when notifications are made to the employees affected. As a result, prior to 2001, certain of these reserves have been reversed or reclassified to goodwill or brands, as appropriate, and the expense recorded under French GAAP and US GAAP may have occurred in different periods.

e) Hedging of exchange and interest rate risks

Under French GAAP, the Group revalues its foreign exchange and option contracts using the year-end exchange rates. Unrealized gains and losses may be deferred if the instruments have been designated as hedge instruments by Management.

Gains and losses resulting from interest rate hedging contracts (swaps, future rate agreements and collars) are accounted for on a pro-rata basis over the period of the related contracts. French GAAP does not require embedded derivatives to be separated from their host contracts.

Under US GAAP, and following the adoption of SFAS 133, all derivatives including certain derivative instruments embedded in other contracts whether designated as a hedging relationship or not, are required to be recorded in the balance sheet at fair value. Under SFAS 133, changes in the fair value of derivatives are recognized in earnings except for the effective portion of the change in fair value of derivatives that are designated and documented as cash-flow hedges at inception.

LVMH does not comply with all the formal requirements regarding documentation as per the new SFAS 133 to meet the definition of hedging. As a result, effective January 1, 2001, all derivative instruments held by LVMH, including embedded derivatives, would be recorded at their fair value. Changes in fair value of all derivative instruments would be recognized in earnings.

The adoption of SFAS 133 effective January 1, 2001, resulted in the cumulative effect of an accounting change of EUR (116) million, net of tax effects, recognized as expenses in the statement of income for the year ended December 31, 2001.

f) Acquisitions from companies controlling LVMH

Under French GAAP, assets purchased from entities controlling LVMH are recorded based on estimated fair value.

Under US GAAP, these transactions would be recorded based on the historical carrying value of the assets for the transferor, in a manner similar to a pooling of interests; when applicable, related gains are reflected as capital transactions (dividends or stockholders’ equity).

This accounting policy applies to the Céline acquisition in 1996, to the Belle Jardinière and Le Bon Marché acquisitions and Louis Vuitton shares buy-back in 1998 as well as to the additional interest in eLuxury in 2001 (refer to 3.1 changes in the scope of consolidation).

In 2002, when completing the annual goodwill and indefinite-lived intangible asset impairment tests for the year, an impairment of EUR 70 million was identified and recorded for French GAAP purposes related to the Céline brand. This impairment is not applicable for US GAAP purposes as the Céline brand arose from an acquisition under common control and is therefore not recorded as an intangible asset under US GAAP.

g) Hedging on foreign share acquisitions

Under French GAAP, the interest expense and gains or losses arising from hedging of acquisitions in foreign currencies are included in the acquisition price in the LVMH consolidated financial statements.

Under US GAAP, these would be expensed when incurred.

h) Stock options

Under French GAAP, the Group provides for the difference between the cost of shares and their exercise prices.

Under US GAAP, as permitted by SFAS 123 ‘Accounting for Stock-Based Compensation’, LVMH has elected to account for its employee stock option plans under the recognition and measurement principles of APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’ and related interpretations. Accordingly, stock-based employee compensation costs reflected in net income are based on the intrinsic value of the options at the date of grant (the market price of the underlying common stock on the date of grant less the exercise price of the option); expense is recognized over the vesting period.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123.

	Year ended December 31
	NOTE	2002	2001	2000

US GAAP Net Income (Loss) as reported (in EUR millions)	34.2.1	808	(1,016)	873

Add: Stock-based employee compensation expense
included in reported net income (loss), net of related tax effects		8	14	9

Deduct: Total stock-based employee compensation
expense determined under fair value based method for all awards, net of related tax effects		(49)	(43)	(26)

Pro forma net income / (loss) (in EUR millions)		767	(1,045)	856

Net earnings / (loss) per share (in EUR)
Basic – as reported for French GAAP		1.14	0.02	1.49
Basic – as reported for US GAAP	34.2.5	1.75	(2.22)	1.90
Basic – pro forma		1.66	(2.28)	1.86

Diluted – as reported for French GAAP		1.14	0.02	1.49
Diluted – as reported for US GAAP	34.2.5	1.74	(2.22)	1.90
Diluted – pro forma		1.65	(2.28)	1.86

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used the grants:

	Year ended December 31
	2002	2001	2000

Expected Life	5.5 years	5.0 years	5.0 years
Volatility	40.00%	30.00%	36.80%
Dividend Yield	1.50%	1.25%	0.80%
Risk-free interest rate	4.75%	5.00%	5.00%

i) Repackaged notes

LVMH initially recorded these notes in the balance sheet at EUR 762 million which represents the net proceeds initially received (see Note 18). Under US GAAP, these amounts would have been shown separately, as non-current asset and liability for EUR 228 million and EUR 992 million respectively. At December 31, 2002 the non-current asset and liability would amount to EUR 770 million (EUR 708 million in 2001, EUR 646 million in 2000) and EUR 992 million (for the three years) respectively.

j) Tax losses carried forward and deferred taxes

Deferred taxes are included on the above adjustments to conform to US GAAP.

LVMH's policy for accounting for income taxes is substantially in accordance with SFAS 109 ‘Accounting for income taxes’. However, under French GAAP, deferred tax assets arising from tax losses are not recognized when their recovery is deemed not probable.

Under US GAAP, deferred income tax assets on tax losses carried forward would have been recorded, but would have been completely offset by recorded valuation allowances.

k) Earnings per share

The calculation of earnings per share under SFAS 128, effective in 1997, is consistent with the method used by LVMH as described in Note 2.19, except that net income per share would be presented under US GAAP rather than earnings per share before amortization of goodwill and unusual items. Additionally, the earnings per share calculations adjusted for US GAAP include an adjustment to the weighted-average shares outstanding for the differences between US GAAP and French GAAP in accounting for Treasury shares.

l) Unusual Items

Under French GAAP, income and expense items that are material and are of exceptional nature are recorded as unusual items, net of tax and minority interest effects.

Under US GAAP, some of these items would be included in income from operations or financial expenses.

There are no unusual items reported in the statement of income for the year ended December 31, 2002. The most significant unusual items that would have been included in income from operations under US GAAP in 2001 were:

  Impairment charge related to DFS goodwill of EUR 323 million;
  Impairment of Phillips goodwill and other assets of EUR 141 million; and,
  Restructuring expenses related to the Selective Retailing business group of EUR 385 million.

m) Other income or expense, net

Under French GAAP, other income and expense comprises items that due to their nature or frequency may not be considered as inherent to LVMH main activities.

Under US GAAP, some of these items would be classified as operating income or expense.

n) Accounting for shipping and handling costs

Under French GAAP, amounts paid by customers for shipping and handling costs are included in revenue. Actual costs for shipping and handling are included in marketing and selling expenses.

Under US GAAP, these expenses should be classified as costs of sales, and amounted to approximately EUR 71 million, EUR 71 million, and EUR 69 million for the years ending December 31, 2002, 2001 and 2000, respectively.

o) Accounting for slotting fees and cooperative advertising

Under French GAAP, these expenses are included in marketing and selling expenses.

Under US GAAP, these amounts would be recorded as a reduction of revenues, and amounted to EUR 79 million, EUR 77 million and EUR 64 million for the years ending December 31, 2002, 2001 and 2000, respectively.

p) Comprehensive income

Comprehensive income is not a concept addressed by French GAAP. Under US GAAP, in accordance with SFAS No. 130 Reporting Comprehensive Income, comprehensive income would include all non-owner changes in stockholders’ equity.

Under US GAAP, comprehensive income would include, in addition to net income:

-	movements in cumulative translation adjustment;
-	unrealized gains or losses, net of tax effect on available-for-sale securities, until realized (except for the net effects of other-than-temporary declines in fair value below the cost basis, which would be charged to the statement of income);
-	movements in fair value of the derivative instruments designated as cash-flow hedges;
-	equity adjustments for additional minimum pension liability not charged to the statement of income yet.

Under US GAAP, the components of accumulated other comprehensive income (OCI) balances would be as follows:

	Foreign currency	Unrealized gains and	Additional
(EUR million)	translation	(losses) on available-	minimum
		for-sale securities	liability
Year ended December 31, 2002

Pre-tax amount	374	(11)	(2)
Tax (expense) / benefit	(1)	4	-

Net accumulated OCI	373	(7)	(2)

Year ended December 31, 2001

Pre-tax amount	669	68	-
Tax (expense) / benefit	-	(16)	-

Net accumulated OCI	669	52	-

Year ended December 31, 2000

Pre-tax amount	547	704	-
Tax (expense) / benefit	-	(25)	-

Net accumulated OCI	547	679	-

34.2 Conversion to US GAAP

The effects of differences between accounting principles adopted by LVMH and those generally accepted in the United States are presented on a gross basis with a separate adjustment for taxes as follows:

34.2.1 Adjustments to Net Income

	Ref	2002	2001	2000

		(EUR millions)

Net Income, as reported		556	10	722
US GAAP adjustments:
Treasury shares	(a)	(17)	304	(116)
Available-for-sale securities	(b)	(100)	(137)	(49)
Brand amortization	(c)	26	(88)	(64)
Goodwill	(c)	240	(778)	(23)
Reorganizing costs	(d)	-	(196)	(83)
Hedging of exchange and interest rate risks	(e)	109	(128)	490
Acquisitions from companies controlling LVMH	(f)	3	13	13
Hedging on foreign share acquisitions	(g)	-	2	34
Stock options plans	(h)	6	(15)	(5)
Other		16	(26)	25
Deferred taxes		(31)	23	(71)

Net Income as adjusted for US GAAP		808	(1,016)	873

Other Comprehensive Income (OCI)
Unrealized gains or losses on securities	(b)	7	30	(568)
Reclassification adjustments for gains realized in income		(66)	(657)	6
Foreign currency translation adjustment		(296)	129	179
Additional minimum liability adjustment		(2)	-	-
Reclassification for translation adjustment realized in net income		-	(7)	-

Comprehensive Income		451	(1,521)	490

34.2.2 Adjustments to Income from Operations

	Ref	2002	2001	2000

		(EUR millions)
Income from Operations, as reported		2,008	1,560	1,959
Reclassification from Other Income or Expense	(m)	(197)	(139)	(74)
Reclassification from unusual items		-	(929)	(114)
Goodwill amortization and impairment	(c)	(22)	(938)	(164)
Brand amortization	(c)	26	(88)	(64)
Reorganizing costs	(d)	-	(196)	(83)
Acquisitions from companies controlling LVMH	(f)	3	13	13
Stock options plans	(h)	6	(15)	(5)
Other		16	(25)	24

Income from Operations, as adjusted for US GAAP		1,840	(757)	1,492

34.2.3 Adjustments to components of stockholders’ equity

     Year ended December 31, 2002

		Common	Treasury	Additional	Retained	Accumulated
(EUR millions)	Ref	stock	shares	paid-in capital	earnings	OCI	Total

As reported for French GAAP at December 31, 2002		147	(16)	1,736	5,425	(222)	7,070

US GAAP Adjustments:
Treasury shares	(a)		(1,081)		174		(907)
Available-for-sale securities	(b)				(214)	(11)	(225)
Brand amortization	(c)				(413)	7	(406)
Goodwill	(c)				282	(5)	277
DFS impairment & cumulative translation adjustment	(c)				(816)	589	(227)
Hedging of exchange and interest rate risks	(e)				181		181
Acquisitions from companies controlling LVMH	(f)				(1,039)	5	(1,034)
Stock options plans	(h)				24		24
Other					-	(2)	(2)
Deferred Tax					53	3	56
As adjusted for US GAAP at December 31, 2002		147	(1,097)	1,736	3,657	364	4,807

Year ended December 31, 2001

		Common	Treasury	Additional	Retained	Accumulated
(EUR millions)	Ref	stock	shares	paid-in capital	earnings	OCI	Total

As reported for French GAAP at December 31, 2001		147	(103)	1,736	5,261	(140)	6,901

US GAAP Adjustments:
Treasury shares	(a)		(1,707)		343		(1,364)
Available-for-sale securities	(b)				(112)	68	(44)
Brand amortization	(c)				(439)		(439)
Goodwill	(c)				42		42
DFS impairment & cumulative translation adjustment	(c)				(816)	816	-
Hedging of exchange and interest rate risks	(e)				72		72
Acquisitions from companies controlling LVMH	(f)				(954)		(954)
Other					(11)	(7)	(18)
Deferred Tax					(105)	(16)	(121)
As adjusted for US GAAP at December 31, 2001		147	(1,810)	1,736	3,281	721	4,075

     Year ended December 31, 2000

		Common	Treasury	Additional	Retained	Accumulated
(EUR millions)	Ref	stock	shares	paid-in capital	earnings	OCI	Total

As reported for French GAAP at December 31, 2000		147	(301)	1,735	5,583	(133)	7,031

US GAAP Adjustments:
Treasury shares	(a)		(1,446)		-		(1,446)
Available-for-sale securities	(b)				25	704	729
Brands amortization	(c)				(333)		(333)
Goodwill	(c)				43		43
DFS cumulative translation adjustment	(c)				(39)	680	641
Reorganization costs	(d)				195		195
Hedging of exchange and interest rate risks	(e)				(2)		(2)
Acquisitions from companies controlling LVMH	(f)				(922)		(922)
Hedging on foreign currency transactions	(g)				200		200
Other					(8)		(8)
Deferred Tax					(122)	(25)	(147)
As adjusted for US GAAP at December 31, 2000		147	(1,747)	1,735	4,620	1,226	5,981

34.2.4 Adjustments to the statement of cash-flows

Under French GAAP, cash equivalents as presented in the statement of cash-flows are net of bank overdrafts, and include certain available-for-sale securities and unrestricted time deposits over 3 months. Additionally, under French GAAP, certain cash-flow activity related to other investments is presented with financing activities. Adjustments required to conform to the US GAAP are presented below:

	2002	2001	2000

	(EUR millions)
Net Cash Flows – Operating Activities
As reported and US GAAP	1,954	574	859

Net Cash Flows – Investing Activities
As reported	(724)	(894)	176
Adjustments:
Available for sale securities	406	(202)	(91)
Investments	182	880	(1,071)
Bank overdrafts	(40)
Time Deposits over 3 months	(67)	3	7

Net Investing Cash Flows –US GAAP	(243)	(213)	(979)

Net Cash Flows – Financing Activities
As reported	(1,546)	566	(821)
Adjustments:
Investments	(182)	(880)	1,071
Bank Overdrafts	(10)	54	48

Net Financing Cash Flows –US GAAP	(1,738)	(260)	298

Effect of exchange rate changes
As reported	(18)	2	(22)
Adjustments:
Available for sale securities	4
Bank overdrafts	(10)
Effect of exchange rate changes –US GAAP	(24)	2	(22)

Cash and Cash Equivalents
As reported	544	878	630
Adjustments:
Bank overdrafts	298	358	304
Available for sale securities	(31)	(441)	(239)
Time Deposits over 3 months	(76)	(9)	(12)

Cash and Cash Equivalents – US GAAP	735	786	683

34.2.5 Adjustments to calculation of Earnings per share

	2002	2001	2000

Net Income (EUR millions)
As reported	556	10	722
US GAAP adjustments	252	(1,026)	151

Net Income as adjusted to US GAAP	808	(1,016)	873

Earnings per Share
Number of common shares and common share equivalents (1)
As reported	488,852,554	488,064,659	484,800,930
Less treasury shares recorded as assets	(26,165,156)	(29,908,889)	(25,351,807)

Number of common shares and common share equivalents – US GAAP	462,687,398	458,155,770	459,449,123

Earnings per Share-US GAAP	1.75	(2.22)	1.90

Number of common shares and share equivalents after dilution (1)
As reported	488,852,554	488,072,374	484,886,474
Less treasury shares recorded as assets
and dilutive effect of stock options	(23,780,341)	(29,908,889)	(25,351,807)

Number of common shares and share
equivalents after dilution – US GAAP	465,072,213	458,163,485	459,534,667

Fully Diluted Earnings per Share-US GAAP	1.74	(2.22)	1.90

(1) Figures have been adjusted to reflect the five-for-one stock split of July 2000.

34.3 Additional information with respect to US GAAP

34.3.1 New accounting standards

Accounting for Stock-Based Compensation – Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. This standard amends SFAS No. 123 Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosures in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to note 34.1.h. for disclosures related to stock-based compensation. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB announced the issuance of Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which expands on the accounting guidance of SFAS No. 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which has been superseded by this interpretation. Given observed differences in practice, this Interpretation clarifies the requirements for a guarantor’s accounting and interim and annual financial statement disclosures of certain guarantees issued and outstanding. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The incremental disclosure requirement in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. LVMH is currently reviewing the initial recognition and measurement provisions of this interpretation to measure the potential impact on its results of operations and financial position.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities. The statement addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, and nullifies EITF 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring). Under SFAS No. 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement becomes effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. LVMH does not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or its financial position.

Rescission of FASB statements 4, 44 and 64, Amendment of FASB statement 13 and Technical corrections

In April 2002, the FASB issued SFAS No. 145 Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical corrections. This statement amends SFAS 13, Accounting for leases, to eliminate an inconsistency between the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002. The other provisions are effective for transactions occurring on or after May 15, 2002. The adoption of the provisions of this statement relating to 2002 had no material impact on LVMH’s financial position or on its results of operations and cash flows as of December 31, 2002. LVMH does not anticipate that adoption of the extinguishment of debt (SFAS No. 4) will have a material impact on its results of operations or its financial position.

Accounting for Asset Retirement Obligation

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. LVMH is required to adopt SFAS No. 143 effective January 1, 2003. LVMH does not expect the impact of the adoption of SFAS No. 143 to have a material effect on the results of its operations or on its financial position.

34.3.2 Proportionally Consolidated Companies

In July 2000, LVMH acquired with the Prada Group a joint controlling interest in Fendi. Under French GAAP, the investment in Fendi was consolidated on a proportionate basis from its inceptions.

In December 2001, LVMH bought out Prada’s share in the Fendi investment, thereby acquiring a controlling interest in Fendi. As a result of this additional investment in December 2001, Fendi has been accounted for as a fully consolidated subsidiary of LVMH under French GAAP from December 31, 2001.

In 2002, LVMH does not proportionally consolidate any significant investment in accordance with French GAAP.

Summary financial information for the investment in Fendi accounted for by the proportional consolidation method was as follows:

	2002	2001	2000

	(EUR millions)

Current Assets	-		982
Non-current Assets	-		54
Current Liabilities	-		573
Non-current Liabilities	-		-
Minority Interests	-		466

Net Sales	-	286	154
Gross Margin	-	130	88
Net Income	-	(13)	(3)

Net Cash Provided From (Used In):	-
Operating Activities	-		(3)
Investing Activities	-		(184)
Financing Activities	-		187

34.3.3 Additional disclosures required under US GAAP

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results might differ from those estimates.

Concentration of credit risk

LVMH maintains cash and cash equivalents, derivative and other instrument securities with various financial institutions and limits its concentration of these financial instruments with any one institution, and periodically reviews the credit standing of these institutions.

LVMH has a large and diverse customer base across various industries, thereby minimizing the credit risk of any one customer to LVMH’s accounts receivable amounts.

Advertising and Promotion costs

Advertising and promotion costs are expensed as incurred for both French and US GAAP. These costs amounted to EUR 1,443 million, EUR 1,371 million, and EUR 1,331 million for the years ending December 31, 2002, 2001, and 2000, respectively.

Fair Value of Financial Instruments

The following table presents the carrying amounts as presented in the consolidated balance sheet under French GAAP and estimated fair values of LVMH’s financial instruments at December 31, 2002, 2001 and 2000:

	2002		2001		2000

(EUR millions)	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Short-term investments	60	61	622	692	1,326	1,397
Unconsolidated investments	869	738	1,386	1,259	1,892	2,633
Forward exchange contracts	-	7	-	2	-	51
Currency options
- Purchase	39	256	14	142	12	144
- Sale			-	-	(2)	(41)
Interest rate swaps	27	31	34	(4)	9	(46)
Interest rate options	10	3	12	4	20	20
Embedded derivatives	-	(16)	-	11	-	(82)
Equity options	-	-	-	-	-	28

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash, cash equivalents and accounts receivable
  The carrying values of cash, cash equivalents and trade accounts receivable approximate fair value due to the relatively short maturity of these instruments.
  Short-term investments
  Short-term investments consist of debt and equity securities. The fair value of listed securities and mutual funds are valued based on current market rates. Debt securities are valued based on discounted cash flows. For unlisted securities, the fair value is estimated based on recent share prices, earnings or cash flows.
  Unconsolidated investments
  The fair value of unconsolidated investments is estimated according to such criteria as the stock price, earnings or cash flows.
  Short-term borrowings
  The carrying values of short-term borrowings approximate fair value due to the relatively short maturity of these instruments and their variable rate nature.

  Long-term debt
  The estimated fair value of long-term debt is based upon on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturity dates. The long-term debt whose carrying amount is EUR 4,828 million at December 31, 2002 (5,640 million at December 31, 2001) has an estimated fair value of EUR 4,763 million (5,645 million in 2001).
  Repackaged notes
  The fair value is estimated based upon the amount LVMH would have to pay to terminate the notes.
  The repackaged notes whose carrying amount is EUR 222 million at December 31, 2002 (284 million at December 31, 2001) has an estimated fair value of EUR 266 million (EUR 249 million in 2001).
  Derivative financial instruments
  The fair value of derivative financial instruments have been estimated on the basis of available market prices or using internal valuation techniques, such as present value of future cash flows or Black & Scholes models. However, the methods and assumptions followed are inherently judgmental. Thus estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments.

Guarantees, including indirect guarantees of indebtedness and others

Guarantees issued prior to January 1, 2003 are not subject to liability recognition but are subject to expanded disclosure requirements. Note 30 already disclosed information on group commitments and guarantees and notably with respect to fixed assets, investments and raw material purchase commitments.

LVMH guaranteed bank debt and finance lease obligations of De Beers LV Ltd., a company accounted for using the equity method. Expiration dates vary, or guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfil its obligation covered by the guarantee. There are no recourse provisions and no assets are held as collateral for these guarantees. Further details with respect to these guarantees is disclosed under in the section related party transactions below.

The guarantees disclosed in Note 30 do not include those securing future obligations already disclosed in the financial statements such as subsidiaries debt or subsidiaries commitments disclosed elsewhere. At December 31, 2002, the parent company LVMH SA had fully and unconditionally warranted for certain of its subsidiaries for an aggregate amount of EUR 2,936 million. Those guarantees mature with the term of the related credit lines. LVMH Inc, a subsidiary of LVMH SA also guaranteed the contingent rent of certain of its subsidiaries for an aggregate amount of EUR 76 million.

Related party transactions

On May 12, 1999, the LVMH Board authorized the execution of a services agreement with Montaigne Participations and Gestion, pursuant to which Montaigne Participations and Gestion provides to LVMH the services of experienced staff, qualified in development, financing, corporate law and real estate. The annual fee paid by LVMH to Montaigne Participations and Gestion pursuant to this services agreement in 2002 amounted to EUR 2.5 million; the amount for 2003 has been increased to EUR 3.4 million (excluding VAT).

Since 1999, Christian Dior Couture has rented offices located at avenue Montaigne, 75008 Paris (522 m2) to LVMH. In 2002, the annual rent paid by LVMH for these offices was EUR 231,461 (excluding VAT), increased by rental charges of EUR 123,124 (excluding VAT).

In 1999, LVMH implemented a supplementary retirement plan for the members of its Executive Committee, certain of whom are also Directors. The financing of such plan is made through contributions by LVMH paid to an insurance company.

In 2001, Sofidiv UK Ltd, an LVMH subsidiary, formed a 50/50 joint venture, De Beers LV Ltd (“DBLV”) with an entity of the DTC (De Beers) Group (“DTC”). The DBLV Agreements, including the DBLV Shareholders Agreement, were signed on January 16, 2001, and the transaction was closed on July 27, 2001. Under the DBLV Shareholders Agreement, LVMH generally guarantees to DTC the performance by any LVMH subsidiary of all of such entities’ obligations, commitments and undertakings under the DBLV Agreements. This includes a maximum financing by LVMH of DBLV equal to USD 200 million over ten years.

In 2001, DBLV entered into a Lease Agreement relating to properties located at 45-50 Old Bond Street and 57-60 Piccadilly in London. DTC has agreed to guaranty to the lessor the performance by DBLV of all its obligations under such Lease Agreement. In consideration for DTC guaranteeing DBLV’s obligations under the Lease Agreement, LVMH has entered into an Indemnity Agreement pursuant to which LVMH undertakes to indemnify DTC up to one half of its liabilities under the Lease Agreement.

In December 2001, LVMH granted a guarantee to Crédit Lyonnais regarding any commitment which may be made by LVMH BV to Crédit Lyonnais pursuant to the Sale, Assignment and Earn Out Agreement dated December 17, 2001 between LVMH, LVMH BV and Crédit Lyonnais relating to the sale of LVMH BV’s shareholding in Gucci.

In 2002, DBLV entered into a Lease Agreement relating to properties located in the St Regis Hotel located at Two East 55th Street, 5th Avenue in New York. LVMH has agreed to guaranty to the lessor the performance by DBLV of all of its obligations under such Lease Agreement. In consideration for LVMH guaranteeing DBLV’s obligations under the Lease Agreement, DTC has entered into an Indemnity Agreement pursuant to which DTC undertakes to indemnify LVMH up to one half of its liabilities under the Lease Agreement.

In 2002, DBLV entered into a Consulting Agreement with Zman, Inc. pursuant to which Iman is to act as DBLV’s style icon. In connection therewith, LVMH has agreed to guaranty to Zman, Inc. the full payment of any sum due by DBLV to Zman, Inc. under the Consulting Agreement, up to a maximum amount equal to USD 4 million. In consideration for this, DTC has entered into an Indemnity Agreement pursuant to which DTC undertakes to indemnify LVMH up to one half of its liabilities under the Consulting Agreement and the Guaranty.

On March 6, 2002, the LVMH Board of Directors authorized an agreement with Christian Dior SA regarding the provision of certain legal services to Christian Dior SA for an annual fixed fee of EUR 45,750 (VAT excluded).

In March 2003, LVMH granted a guarantee to the benefit of JP Morgan Chase Bank for a maximum amount of USD 14 million in connection with a loan made by JP Morgan Chase Bank to Millennium Import LLC.

LVMH MOET HENNESSY LOUIS VUITTON AND SUBSIDIARIES

Schedule II - Valuation and Qualifying Accounts and Reserves

(EUR millions)

		Additions

Description	Balance at	Charged to	Charged	Deductions	Balance at
	beginning	costs and	to other		end of period
	of period	expenses	accounts

Allowance for doubtful
trade receivables
December 31, 2002	98	72	23	(64)	129
December 31, 2001	69	48	4	(23)	98
December 31, 2000	51	36	6	(23)	69

Allowance for
inventories
December 31, 2002	592	230	29	(260)	591
December 31, 2001	343	175	74	-	592
December 31, 2000	208	39	96	-	343

Allowance for treasury
stock
December 31, 2002	343	163	-	(332)	174
December 31, 2001	-	343	-	-	343
December 31, 2000	-	-	-	-	-

Allowance for short-
term investments
December 31, 2002	34	4	-	(22)	16
December 31, 2001	47	25	-	(38)	34
December 31, 2000	30	17	-	-	47

Allowance for short-
term loans
December 31, 2002	3	1	1	-	5
December 31, 2001	1	3	-	(1)	3
December 31, 2000	1	-	-	-	1

Allowance for operating
& non-operating
receivables
December 31, 2002	19	14	(13)	(1)	19
December 31, 2001	13	5	-	1	19
December 31, 2000	2	1	11	(1)	13

S-1

EXHIBIT INDEX

1.	Statuts of LVMH as amended to date.

4(a).	Partners Agreement among LVMH, Diageo plc, Guinness France Holdings S.A. and LVMH Fashion
Group S.A. dated October 1, 2002.

4(c)1.	Employment agreement between LVMH, S.A. and Mr. Antonio Belloni dated May 14, 2001.

4(c)2.	Employment agreement between Moët Hennessy and Mr. Nicolas Bazire dated June 30, 2000 (English translation for information purposes only).

4(c)3.	Employment agreement between Moët Hennessy and Mr. Pierre Godé dated June 1, 1992 (English translation for information purposes only).

8.	List of Subsidiaries.